Form 10-K, Exhibit 13
period 1993-12-31
WAINOCO OIL CORP
filed 1994-02-24
CIK 110430

EXHIBIT 13.1 TO 10K - PORTIONS OF 1993 ANNUAL REPORT

FINANCIAL REVIEW

     Wainoco returned to profitability during 1993 with net income of $2.5 million. Operating income was $22.2 million for the current year, $6.1 million greater than in 1992. Operating income for 1993 was the highest in the Company's history. Refining contributed $18.8 million and oil and gas operations contributed $6.4 million to 1993 operating income. Refining operating income increased $4.4 million over 1992 and oil and gas operating income increased $2.1 million over 1992.
     Net income in 1993 improved over the $1.0 million and $18.3 million loss levels of 1992 and 1991. This improvement in 1993 included higher refining operating margins, increased refined product sales and improved Canadian gas prices. The 1992 improvement included strong first full year refining results and the elimination of oil and gas property writedowns of $13.0 million in 1991. Additionally, selling and general expenses were reduced by $1.5 million or 11% in 1993.
     Net interest costs increased from $10.2 million in 1991 to $17.5 million in 1992 to $20.2 million in 1993. The increases reflect the impact of increased interest expense from additional debt incurred relating to the 1992-1993 Refinery capital improvement program and the Frontier Refinery acquisition in October 1991.

Oil and Gas Operations
     The overall environment for oil and gas operations was mixed in 1993 as the average gas price increased from $1.12 to $1.28 and the average oil price declined from $17.46 to $15.90. The Company's drilling expenditures remained low during 1993 and 1992 in order to redeploy capital to the Refinery's capital improvement program.
     Oil and gas revenues declined 4% in 1993 and 8% in 1992. Gas revenues increased 11% in 1993 following an 8% drop in 1992 as the average 1993 price received increased 14%. However, this was more than offset by falling oil revenues of 20% in 1993 and 7% in 1992 in response to declines in both prices received and volumes produced.
     Natural gas production remained level in Canada in 1993 after a small increase in 1992. United States natural gas production declined 16% in 1992 and 15% in 1993 primarily as a result of reservoir declines and the sale or abandonment of uneconomic wells. As a result of strong demand, the average price for natural gas in Canada rose 21%, to C$1.48 per mcf from C$1.22 per mcf, but the Canadian/United States dollar exchange rate fell from an average of $.8281 in 1992 to $.7755 in 1993, resulting in only a 15% price increase in United States dollars. The average price of natural gas in the United States improved 17%. The increase in the average Canadian gas price associated with Canada's larger gas production enhanced the Canadian operating results more than the United States results.
     Oil production declined 12% in 1993 and marginally in 1992 due to the sales of marginal properties and natural reservoir declines and additionally, in 1993, delays in bringing on newly developed production from reworked wells. Average oil prices have continued to decline in response to the worldwide overproduction and the weak economic condition of the industrial nations.
     Other income included proceeds of $5.2 million in 1991 from the settlement of all previously contested excise tax issues.
     Oil and gas operating costs decreased marginally in 1993 after a 12% decrease in 1992. The 1992 decrease was achieved through cost controls being stressed in an atmosphere of weak prices, and remained relatively flat in 1993 as a result of the sale or abandonment of uneconomic wells and continued emphasis on cost control.
     Oil and gas selling and general expenses decreased $646,000 in 1993 or 13% after declining $1.4 million or 22% in 1992. This was a result of reductions in staffing in the United States and a decrease in legal and professional fees.

Refining Operations
     Refining operating income was $18.8 million and $14.3 million during 1993 and 1992. Average crude charge increased by 9% to 32,490 bpd during 1993 following a 3% decrease in 1992. The percentage of sour crude oil processed increased to 80% in 1993 from 71% in 1992. The higher crude charge and increased sour crude capacities are a result of the capital improvement program which commenced in 1992 and was completed in 1993.
     The refined product spread increased 14% to $5.51 per barrel in 1993 due to improved profitability from diesel and asphalt products. The diesel product spread was substantially higher in 1993 than in 1992 and 1991. This increase includes the impact of the high price received in the fourth quarter of 1993 for low sulfur diesel. Supply disruptions with the introduction of low sulfur diesel allowed for higher spreads than are normally expected to occur in the future. Asphalt and other product spreads were higher in 1993 reflecting the lower cost of crude oil and higher demand for asphalt. The gasoline product spread was higher in 1992 than in 1993 or 1991, reflecting the strong market for gasoline during the summer months of 1992. However, the general decline in the price of crude oil depressed the average selling prices of products during 1993 and 1992.
     Reducing the increase in the refined product spread was the decrease in the sweet/sour spread to $4.48 per barrel in 1993 from $5.53 per barrel in 1992 and $5.90 per barrel in 1991. The decrease is attributable to increased competition for Wyoming general sour crude. During 1994, the Company expects that the sweet/sour spread may continue to decline as Canadian and other types of sour crudes will be processed which have a higher price than Wyoming general sour crude.
     Refining operating expenses increased to $3.55 per sales barrel, a 12% increase from 1992, reflecting higher transportation costs due to increased asphalt sales and the higher cost of disposing of petroleum coke.
     Refining selling and general expenses decreased $917,000 in 1993, primarily the result of the partial collection of an accounts receivable previously reserved.
     Other income included proceeds from insurance settlements of $1 million in 1993 and $700,000 in 1992 which are nonrecurring.
     The capital improvement program completed in 1993 enabled the production of low sulfur diesel, increased sour crude run capacities and improved the overall operating reliability of the refinery. Although significant progress was made to improve reliability, management continues to identify and correct reliability maintenance problems.
     Maintenance problems may arise in the future, resulting in downtime of certain process units and reduced yields and may negatively impact profitability. Turnaround work, which enhances reliability, was performed in the spring of 1993. During the spring of 1994, Frontier has scheduled maintenance turnaround work on two of its major operating units. After completion of the 1994 turnaround, all refinery operating units will have completed repair, maintenance and inspection work since the Company's acquisition of Frontier.

Liquidity and Capital Commitments

Internal and External Funding
  Net cash provided by operating activities was $32.8 million, $23.3 million and $17.5 million for 1993, 1992 and 1991, respectively. Cash from financing activities in 1993, 1992 and 1991 was provided by borrowings from the Company's bank lines of credit of $27.4 million, $11.9 million and $65.1 million, respectively. Additionally, net proceeds of $20.8 million from the sale of common stock in July, 1993 and net proceeds of $96.5 million from the sale of Senior Notes in August 1992 were received. The net proceeds from the sale of common stock in 1993 were used to retire $5 million of Subordinated Debentures and pay down the Company's bank lines, and the net proceeds from the sale of Senior Notes in 1992 were used to refinance $44.8 million of refinery indebtedness and to pay down Wainoco's bank line.
  Net cash used in investing activities during 1993, 1992 and 1991 was used primarily for additions to property and equipment, and in 1991 included the purchase of the Frontier Refinery for $20.1 million net of cash acquired.

Liquidity and Future Planning
  The Company is highly leveraged at year-end as reflected by the debt to total capitalization ratio of 73%, down from 81% in 1992. The Company's leverage will result in the following: (i) a portion of the Company's cash flow from operations will be dedicated to the repayment of the Company's debt; (ii) the Company will be more vulnerable to downward swings in the oil and gas prices and the refining industry or to interruptions at the Refinery; and (iii) if, and to the extent, the Company requires additional financing for working capital, capital expenditures, debt refinancing or other purposes, the Company's leverage may impair its ability to obtain additional financing. At December 31, 1993, the Company had $31.6 million available under its oil and gas lines of credit and $15.0 million available under the Frontier line of credit.
  Capital expenditures of approximately $23.2 million are budgeted for 1994. These expenditures are allocated $8.4 million for Refining and $14.8 million for exploration and development expenditures. Refining's projected capital expenditures for 1994 of $8.4 million are down substantially from the $58.4 million incurred during the prior two years. This is the result of a program completed in 1993 to upgrade the refinery for compliance primarily with new diesel fuel specifications of the Clean Air Act Amendments of 1990 (Act) (approximately $34.9 million) and other modernization and upgrade projects. The Company believes sustaining capital expenditure requirements at Frontier will be $5-10 million annually. In addition to Refinery expenditures budgeted in 1994, capital expenditures of up to $1 million are anticipated over the next two years associated with conventional gasoline formulation requirements of the Act. To improve refinery controls on emissions designated as hazardous by the Act, approximately $4 million, after 1994, may be required over the next four years. Because other refineries will be required to make similar expenditures, the Company does not expect such expenditures to materially adversely impact its competitive position.
  It is anticipated that existing working capital and cash generated by operating activities will be sufficient to meet 1994 capital needs and the $5 million of additional future anticipated costs for compliance with the Act.
  The functional currency for the Company's Canadian operations is the Canadian dollar which has declined over the last two years. Accordingly, the Company's Canadian net assets of C$101.2 million at December 31, 1993 are exposed to a certain level of economic risk stemming from fluctuations in the Canadian/U.S. dollar exchange rate. The translation adjustments, $3.2 million and $8.1 million during 1993 and 1992, arising from consolidating its Canadian operations are included in the Company's consolidated statements of shareholders' equity.
  Wainoco's credit agreements and Senior Notes currently restrict it from the payment of dividends. Additionally, under certain conditions, Frontier is restricted from the transfer of cash in the form of loans or advances to the parent. Wainoco does not believe these restrictions will limit its current operating plans.

Impact of Changing Prices

  The Company's revenues and cash flows, as well as estimates of future cash flows from oil and gas reserves, are very sensitive to changes in energy prices. Major shifts in the cost of crude and the price of refined products can result in large changes in operating margin from refining operations. Energy prices also determine the carrying value of the Refinery's inventory. Since energy prices are also a determining factor in the carrying value of oil and gas assets, any reductions in the prices of crude oil and natural gas could require noncash write-downs of those assets.

Environmental
  Numerous local, state and federal laws, rules and regulations relating to the environment are applicable to the Company's operations and activities. As a result, the Company falls under the jurisdiction of numerous state and federal agencies for administration and is exposed to the possibility of judicial or administrative actions for remediation and/or penalties brought by those agencies. Frontier is party to two consent decrees requiring the investigation and, in certain instances, mitigation of environmental impacts resulting from past operational activities. The Company has been and will be responsible for costs related to compliance with or remediations resulting from environmental regulations. There are currently no identified environmental remediation projects of which the costs can be reasonably estimated. However, the continuation of the present investigative process, other more extensive investigations over time or changes in regulatory requirements could result in future liabilities.



Selected Quarterly Financial and Operating Data
(Unaudited, dollars in thousands except per share and average prices)

                                                                               1993
                                                          -----------------------------------------------
                                                           Fourth        Third      Second        First
                                                         ----------   ----------  ----------   ----------
Revenues                                                 $   97,006   $   95,211  $   90,704   $   83,635
Operating Income (Loss)                                      12,803        4,892       3,265        1,250
Net Income (Loss)                                             7,898          134      (1,633)      (3,895)
Earnings (Loss) Per Share                                       .29          .01        (.07)        (.18)
Earnings before Interest, Taxes and Depreciation,
  Depletion and Amortization (EBITDA)*                       19,000       10,345       8,987        7,116
Net Cash Provided By Operating Activities                    22,708        5,136       2,082        2,874
Oil and Gas Operations
     Production  - Oil (mbbls)                                  250          258         233          238
                 - Gas (bcf)                                    4.4          4.7         4.4          4.9
     Average sales price   - Oil (per bbl)               $    13.93   $    15.31  $    17.56   $    16.99
                           - Gas (per mcf)                     1.44         1.24        1.25         1.19
Refining Operations
     Total charges (bpd)                                     37,546       35,636      33,378       35,201
     Sour crude charge rate (%)                                  88           73          81           78
     Gasoline sales (bpd)                                    20,780       21,255      19,012       18,256
     Distillate sales (bpd)                                  12,809       11,061      11,249       12,159
     Total product sales (bpd)                               40,824       42,400      37,890       36,154

                                                                               1992
                                                          -----------------------------------------------
                                                           Fourth        Third      Second        First
                                                          ---------    ---------  ----------    ---------
Revenues                                                 $   93,469   $   98,623  $  104,308   $   80,442
Operating Income (Loss)                                       2,302        5,618       9,746       (1,587)
Net Income (Loss)                                            (2,418)       1,365       5,574       (5,499)
Earnings (Loss) Per Share                                      (.11)         .07         .25         (.25)
Earnings before Interest, Taxes and Depreciation,
  Depletion and Amortization (EBITDA)*                        8,482       11,228      15,276        4,524
Net Cash Provided By Operating Activities                     9,090        4,849       6,214        3,183
Oil and Gas Operations
     Production  - Oil (mbbls)                                  260          273         289          289
                 - Gas (bcf)                                    5.3          4.8         4.0          4.8
     Average sales price   - Oil (per bbl)               $    18.18   $    18.86  $    17.49   $    15.45
                           - Gas (per mcf)                     1.21         1.02        1.17         1.09
Refining Operations
     Total charges (bpd)                                     33,000       30,884      35,357       32,219
     Sour crude charge rate (%)                                  73           77          68           64
     Gasoline sales (bpd)                                    19,316       19,355      20,282       19,046
     Distillate sales (bpd)                                  10,673       10,068      12,391       12,210
     Total product sales (bpd)                               36,156       37,344      40,433       35,394



Five Year Financial Data (In thousands except per share)

                                               1993        1992       1991        1990       1989
                                             ---------  ---------   ---------  ---------   ---------
Revenues                                     $ 366,556  $ 376,842   $ 130,067  $  48,224   $  38,920
Operating Income (Loss)                         22,210     16,079      (8,713)   (11,821)      5,051
Income (Loss) Before Taxes                       1,989     (1,393)    (18,909)   (18,975)        410
Provision (Benefit) For Income Taxes              (515)      (415)       (618)      (402)     (1,390)
Net Income (Loss)                                2,504       (978)    (18,291)   (18,573)      1,800
Earnings (Loss) Per Share                          .10       (.04)       (.90)      (.94)        .09
EBITDA*                                         45,448     39,510      27,308     27,391      20,897
Net Cash Provided By Operating Activities       32,800     23,336      17,513     17,691      14,728
Working Capital (Deficit)                       (1,905)     3,344      (9,156)    (1,091)     13,968
Total Assets                                   296,811    291,417     286,604    167,510     169,796
Long-term Debt                                 176,900    189,273     154,417     81,301      69,253
Shareholders' Equity                            66,040     44,956      53,987     61,774      80,136
Capital Expenditures                            40,651     41,761      47,561     48,563      28,656
Dividends Declared                                   0          0           0          0           0


*EBITDA is provided supplementally because it is a commonly used measure of performance in the energy industry. EBITDA is not presented in accordance with generally accepted accounting principles (GAAP) and should not be used in lieu of GAAP presentations of results of operations and cash flows.


CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 1993, 1992, 1991
(In thousands except per share)
                                                               1993           1992           1991
                                                            ----------     ----------     ----------
Revenues
     Refined products                                       $  324,504     $  333,203     $   78,019
     Oil and gas sales                                          39,137         40,677         44,045
     Other                                                       2,915          2,962          8,003
                                                            ----------     ----------     ----------
                                                               366,556        376,842        130,067

Costs and Expenses
     Refining operating costs                                  296,255        310,701         76,822
     Oil and gas operating costs                                13,444         13,771         15,656
     Selling and general expenses                               11,409         12,860         10,281
     Depreciation, depletion and amortization -
          Normal                                                23,238         23,431         23,021
          Additional                                                 0              0         13,000
                                                            ----------     ----------     ----------

                                                               344,346        360,763        138,780

Operating Income (Loss)                                         22,210         16,079         (8,713)
Interest expense, net                                           20,221         17,472         10,196

Income (Loss) Before Income Taxes                                1,989         (1,393)       (18,909)
Provision (benefit) for income taxes                              (515)          (415)          (618)
                                                            ----------     ----------     ----------

Net Income (Loss)                                           $    2,504     $     (978)    $  (18,291)
                                                            ==========     ==========     ==========
Income (Loss) Per Share                                     $      .10     $     (.04)    $     (.90)
                                                            ==========     ==========     ==========

The accompanying notes are an integral part of these financial statements.



CONSOLIDATED BALANCE SHEETS
As of December 31, 1993 and 1992
(In thousands except shares)
                                                                              1993           1992
                                                                           ----------     ----------
ASSETS
Current Assets -
     Cash, including cash equivalents of $2,078 and $1,853
          at December 31, 1993 and 1992                                    $    3,770     $    3,710
     Trade receivables                                                         16,281         16,040
     Joint operator and other receivables                                       2,790          2,523
     Inventory of crude oil, products and other                                21,086         29,698
     Other current assets                                                       2,331          1,178
                                                                           ----------     ----------
          Total Current Assets                                                 46,258         53,149
                                                                           ----------     ----------
Property, Plant and Equipment, at cost -
     Oil and gas properties, on a full-cost basis                             448,649        443,430
     Refinery and pipeline                                                    124,705         98,139
     Furniture, fixtures and other                                              5,820          5,384
                                                                           ----------     ----------
                                                                              579,174        546,953
     Less - Accumulated depreciation,
       depletion and amortization                                             334,905        315,539
                                                                           ----------     ----------
                                                                              244,269        231,414
Other Assets                                                                    6,284          6,854
                                                                           ----------     ----------
Total Assets                                                               $  296,811     $  291,417
                                                                           ==========     ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities -
     Accounts payable                                                      $   30,514     $   31,701
     Oil and gas proceeds payable                                               4,095          4,075

     Current maturities of long-term debt                                           0          2,499
     Accrued interest                                                           5,681          5,406
     Accrued turnaround cost                                                    3,741          2,688
     Other accrued liabilities                                                  4,132          3,436
                                                                           ----------     ----------
          Total Current Liabilities                                            48,163         49,805
                                                                           ----------     ----------
Long-Term Debt                                                                176,900        189,273
Deferred Revenue and Other                                                      3,410          5,085
Deferred Income Taxes                                                           2,298          2,298
Commitments and Contingencies
Shareholders' Equity -
     Preferred stock, $100 par value, 500,000 shares authorized,
       no shares issued                                                             0              0
     Common stock, no par, 50,000,000 shares authorized,
       22,122,177 shares and 22,122,177 shares issued
       in 1993 and 1992, respectively                                          57,153         56,653
     Paid-in capital                                                           80,855         60,513
     Retained earnings (deficit)                                              (66,297)       (68,801)
     Commitments to issue common stock, 175,275 shares                            883              0
     Cumulative translation adjustment                                         (6,233)        (2,993)
     Treasury stock, 60,000 shares                                               (270)          (270)
     Deferred employee compensation                                               (51)          (146)
                                                                           ----------     ----------
          Total Shareholders' Equity                                           66,040         44,956

Total Liabilities and Shareholders' Equity                                 $  296,811     $  291,417
                                                                           ==========     ==========

The accompanying notes are an integral part of these financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 1993, 1992 and 1991
(In thousands)

                                                               1993           1992           1991
                                                            ----------     ----------     ----------
OPERATING ACTIVITIES
Net income (loss)                                           $    2,504     $     (978)    $  (18,291)
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities -
     Depreciation, depletion and amortization                   23,238         23,431         36,021
     Deferred income tax provision                                   0              0           (119)
     Deferred revenue and other                                   (460)         1,306         (4,635)
     Other                                                         598            826            352
                                                            ----------     ----------     ----------
                                                                25,880         24,585         13,328

Changes in components of working capital from
  operations, net of the acquisition of Frontier -
     (Increase) decrease in receivables                           (668)         3,186          2,428
     (Increase) decrease in inventory                            8,659            404         (2,835)
     (Increase) decrease in other current assets                (1,137)          (371)          (322)
     Increase (decrease) in accounts payable                      (684)        (5,868)         2,827
     Increase (decrease) in accrued liabilities                    750          1,400          2,087
                                                            ----------     ----------     ----------
Net cash provided by operating activities                       32,800         23,336         17,513

INVESTING ACTIVITIES
Additions to property, plant and equipment                     (42,381)       (42,365)       (48,976)
Acquisition of Frontier, net of cash acquired                        0              0        (20,145)
Sales of oil and gas properties                                  2,262          1,231          5,710
Other                                                            1,136          2,319            331
                                                            ----------     ----------     ----------
Net cash used in investing activities                          (38,983)       (38,815)       (63,080)

FINANCING ACTIVITIES
Long-term borrowings -
     Senior Notes                                                    0        100,000              0
     Bank debt                                                  27,400         11,900         65,058
Payments of debt -
     Bank debt                                                 (37,400)       (52,200)        (9,058)
     Debentures                                                 (4,999)             0           (282)
     Mortgage notes and other debt                                  75        (41,845)        (5,526)
Common stock offering and commitments                           21,725              0              0
Other                                                             (284)        (5,491)           172
                                                            ----------     ----------     ----------
Net cash provided by financing activities                        6,517         12,364         50,364
Effect of exchange rate changes on cash                           (274)          (233)            (9)
                                                            ----------     ----------     ----------

Increase (decrease) in cash and cash equivalents                    60         (3,348)         4,788
Cash and cash equivalents, beginning of period                   3,710          7,058          2,270
                                                            ----------     ----------     ----------
Cash and cash equivalents, end of period                    $    3,770     $    3,710     $    7,058
                                                            ==========     ==========     ==========

The accompanying notes are an integral part of these financial statements.



CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands except shares)

                              Common Stock
                             Number of                      Retained   Commitment    Cumulative               Deferred
                              Shares               Paid-In  Earnings    To Issue     Translation  Treasury  Employee
                              Issued     Amount    Capital  (Deficit) Common Stock   Adjustment     Stock   Compensation
                           -----------  -------- --------- ---------  ------------  ------------  --------  ------------
DECEMBER 31, 1990           19,911,950  $ 56,431  $ 50,743 $ (49,532)      $  0      $  4,824       $(270)    $(422)
Shares issued -
  Stock option plan             14,990         2        46         0          0             0           0        84
  Acquisition                2,195,237       220     9,724         0          0             0           0         0
Deferred compensation
  amortization                       0         0         0         0          0             0           0        96
Translation adjustment               0         0         0         0          0           332           0         0
Net loss                             0         0         0   (18,291)         0             0           0         0
                            ----------   -------   -------  --------       -----      -------       -----     ------
DECEMBER 31, 1991           22,122,177    56,653    60,513   (67,823)         0         5,156        (270)     (242)
Deferred compensation
  amortization                       0         0         0         0          0             0           0        96
Translation adjustment               0         0         0         0          0        (8,149)          0         0
Net loss                             0         0         0      (978)         0             0           0         0
                              ---------- -------   -------  --------       -----      -------       -----     ------
DECEMBER 31, 1992           22,122,177    56,653    60,513   (68,801)         0        (2,993)       (270)     (146)
Shares issued in
  equity offering            5,000,000       500    20,342         0          0             0           0         0
Commitment to issue shares           0         0         0         0        883             0           0         0
Deferred compensation
  amortization                       0         0         0         0          0             0           0        95
Translation adjustment               0         0         0         0          0        (3,240)          0         0
Net income                           0         0         0     2,504          0             0           0         0
                            ----------   -------   -------  --------       -----     --------       -----     ------
DECEMBER 31, 1993           27,122,177  $ 57,153  $ 80,855 $ (66,297)     $ 883      $ (6,233)      $(270)    $ (51)
                            ==========   =======   =======  ========       =====     ========       =====     ======

The accompanying notes are an integral part of these financial statements.


[TEXT]
NOTES TO FINANCIAL STATEMENTS
1  Significant Accounting Policies

Principles of Consolidation
  The consolidated financial statements include the accounts of Wainoco Oil Corporation (the Parent), a Wyoming corporation, and its wholly-owned subsidiaries, including Wainoco Oil & Gas Company and Frontier Holdings Inc. (Frontier), collectively referred to as Wainoco or the Company. Significant intercompany transactions are eliminated in consolidation.

Currency Translation
  The Canadian dollar financial statements of the Parent's Canadian division have been translated to United States dollars. Gains and losses on currency transactions are included in the consolidated statements of operations currently, and translation adjustments are included in the consolidated statements of shareholders' equity.

Inventories
  Inventories of crude oil, other unfinished oils and all finished products are recorded at the lower of cost on a first-in, first-out (FIFO) basis or market. Refined product exchange transactions are considered asset exchanges with deliveries offset against receipts. The net exchange balance is included in inventory. Inventories of materials and supplies are recorded at cost.

Property, Plant and Equipment
  Refining Operations. Refinery plant and equipment is depreciated based on the straight-line method over estimated useful lives of three to twenty years.
  Maintenance and repairs are expensed as incurred except for major scheduled repair and maintenance (turnaround) of the refinery operating units. The costs for planned turnarounds are ratably accrued over the period from the prior turnaround to the next scheduled turnaround. Major improvements are capitalized, and the assets replaced are retired.

  Oil and Gas Operations. Wainoco follows the accounting policy (commonly referred to as full-cost accounting) of capitalizing costs incurred in the acquisition, exploration and development of oil and gas reserves. The estimated cost of dismantlement, restoration and abandonment, net of salvage value, along with other future development costs are added to the costs being amortized and, when subsequently incurred, are capitalized as part of the full-cost pool.
  Proceeds from sales of oil and gas properties are credited to the full-cost pool unless the sale is significant, in which case a gain or loss on the sale would be recognized.
  Wainoco computes the provision for depreciation, depletion and amortization (DD&A) of oil and gas properties on a quarterly basis using the composite unit-of-production method based on future gross revenue attributable to proved reserves.
  Capitalized oil and gas property costs in the United States exceeded the limitation on such costs and additional provisions for depreciation, depletion and amortization were made in the second and fourth quarters of 1991. The limitation is based, after consideration of income tax effects, on the present value of future net income from estimated production of proved oil and gas reserves discounted at 10% and the net book value of investments in unproved and unevaluated properties.

Hedging
  The Company, at times, engages in futures transactions in its refining operations and oil and gas operations for the purpose of hedging its inventory position and product prices. Changes in the market value of futures contracts for the purpose of hedging are included in the measurement of the related transaction.

Interest
  Interest is reported net of interest capitalized and interest income.
Interest income of $93,000, $221,000 and $355,000 was recorded in the years ended December 31, 1993, 1992 and 1991, respectively.
  Wainoco follows the policy of capitalizing interest on debt incurred to fund the construction or acquisition of an asset as part of the historical cost of the asset. During 1993 and 1992 the Company capitalized interest of $728,000 and $1.0 million, respectively.
  Wainoco has an interest rate swap with one of its lending banks for the purpose of managing its interest cost and exposure to interest rate movements. The agreement effectively changes the Company's interest rate exposure on $15 million of its floating rate debt to a fixed 8.2% over a five-year period expiring in August, 1996.

Nonrecurring Transactions
  During 1991 the Company obtained a final settlement of all previously contested excise tax issues, resulting in nonrecurring income of $5.2 million. During 1993 and 1992, the Company received payments of insurance proceeds, as reimbursement for losses incurred, which resulted in nonrecurring income of $1.0 million and $700,000, respectively. All such amounts have been classified as other income in the consolidated statements of operations.

Environmental Expenditures
  Wainoco expenses or capitalizes environmental expenditures based upon their future economic benefit. Costs which improve a property as compared with the condition of the property when originally constructed or acquired and costs which prevent future environmental contamination are capitalized. Costs related to environmental damage resulting from operating activities subsequent to acquisition are expensed. Liabilities for these expenditures are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated.

Cash Flow Reporting
  Wainoco considers highly liquid debt instruments with a maturity, when purchased, of three months or less to be cash equivalents. Cash payments for interest during 1993, 1992 and 1991 were $19.7 million, $12.6 million and $9.5 million, respectively, and cash payments for income taxes during 1993, 1992 and 1991 were $124,000, $173,000 and $195,000, respectively. Reference is made to Property Acquisitions in Note 9 for discussion of the Frontier purchase in October 1991, which included noncash financing activities.

2  Inventory


SCHEDULE OF MAJOR COMPONENTS OF INVENTORY (In thousands)

December 31,                                                                  1993           1992
                                                                           ----------     ----------
Crude oil                                                                  $    2,803     $    3,858
Unfinished products                                                             4,487          6,647
Finished products                                                               7,435         14,340
Chemicals and in-transit inventory                                              1,589          1,001
Repairs and maintenance supplies and other                                      4,772          3,852
                                                                           ----------     ----------
                                                                           $   21,086     $   29,698
                                                                           ==========     ==========

3  Short-Term Debt

     The maximum and average amounts of short-term borrowings outstanding were $28.3 million and $12.2 million in 1992 and $21.1 million and $3.9 million in 1991, respectively. The average interest rate paid on these balances was 12.3% in 1992 and 10.9% in 1991. All short-term debt was paid off in August 1992 with proceeds from the issuance of the Senior Notes.

4  Long-Term Debt


SCHEDULE OF LONG-TERM DEBT (In thousands)

December 31,                                                                  1993           1992
                                                                           ----------     ----------
Credit facilities
     Canadian oil and gas                                                  $        0     $    4,000
     United States oil and gas                                                 18,700         19,000
     Refining                                                                       0          5,700
Senior Notes                                                                  100,000        100,000
Convertible Subordinated Debentures                                            46,000         46,000
Subordinated Debentures                                                        12,200         17,072
                                                                           ----------     ----------
                                                                              176,900        191,772
Less - Current maturities                                                           0          2,499
                                                                           ----------     ----------
                                                                           $  176,900     $  189,273
                                                                           ==========     ==========

Oil and Gas Credit Facilities
     Wainoco has two long-term credit facilities; one each for its Canadian and United States oil and gas operations. Interest rates are based, at the Company's option, on 1) the bank's prime rate, or 2) LIBOR or banker s acceptances, at their prevailing rates, plus from three-quarters of 1% to one and three-quarters percent for the Canadian facility and one and one-half percent for the United States facility.
     The banks review the oil and gas properties at least annually (generally in April based on the beginning of the year reserves) and make a determination of the credit to be made available (the borrowing base). If the banks determine that the unpaid balance on the line is in excess of the borrowing base, then the Company must either 1) provide additional security to increase the borrowing base by an amount at least equal to such excess, 2) repay any such excess, or 3) convert the outstanding balance to a term loan.
     Canadian. The revolving line of credit of C$37.5 million (the United States dollar equivalent of approximately $28.3 million at December 31, 1993) is secured by substantially all of the Canadian oil and gas properties. The agreement provides for a commitment fee of one-half of 1%.
     The facility converts to a five-year term loan on April 29, 1995 with payments commencing on May 1, 1995. The credit agreement can be extended annually at the option of the lenders. The loan covenants include net worth and current ratio requirements.
     United States. The revolving line of credit of $22 million is secured by substantially all of the United States oil and gas properties. The agreement provides for commitment and facility fees aggregating five-eighths of 1%.
     The facility converts to a five-year term loan on December 31, 1994 with payments commencing on March 31, 1995. The loan covenants require a minimum cash flow coverage of interest.

Refining Credit Facility
     Frontier has a capital facility entered into in August 1992 with a group of three banks. This credit facility, which expires April 2, 1995, is a collateral-based facility with total capacity of up to $50 million, of which maximum cash borrowings are $15 million. Any unutilized capacity after cash borrowings is available for letters-of-credit. At December 31, 1993, there were $7.6 million in standby letters-of-credit outstanding.
     The facility provides working capital financing for operations, generally the financing of crude and product supply. It is generally secured by Frontier's current assets. The agreement provides for a commitment fee of one-half of 1%. Interest rates are based, at the Company's option, on the agent bank s prime rate plus one and three-quarters percent or the reserve-adjusted LIBOR, plus three percent. Standby letters-of-credit issued bear a fee of one and one-half percent annually, plus standard issuance and renewal fees. The facility agreement includes certain financial covenant requirements relating to Frontier's working capital, tangible net worth and fixed charge coverage.

Senior Notes
     On August 18, 1992, Wainoco sold $100 million of unsecured 12% Senior Notes (Senior Notes) due 2002 through a public offering. Proceeds from the sale of the Senior Notes were used to refinance Frontier debt, including mortgage notes and short-term borrowings, and pay down the Company's borrowings under its credit facilities. The notes are redeemable, at the option of the Company, at a premium of 103.43% after July 31, 1997, declining to 100% in 1999. Interest is payable semiannually.

Convertible Subordinated Debentures
     The $46 million of 7 3/4% Convertible Subordinated Debentures (Convertible Subordinated Debentures) are due in 2014. The debentures are convertible into the Company's common stock at $8.75 per share. Interest is payable semiannually. The debentures are redeemable at a premium of 104.65% declining to 100% in 1999. Sinking fund payments of 5% of the principal amount commence in 2000, and are calculated to retire 70% of the principal amount prior to maturity. Based on the effective yield at the time of issuance, the debentures are not considered common stock equivalents.

Subordinated Debentures
     The $12.2 million of 10 3/4% Subordinated Debentures (Subordinated Debentures), which represent a discount to the $12.5 million face value, are due in 1998, and are redeemable at 100% of their principal amount at the option of the Company. Interest is payable semiannually, and sinking fund payments of $2.5 million from 1995 through 1997 and $5 million in 1998 are due annually.

Restrictions on Loans, Transfer of Funds and Payment of Dividends
     Under its credit agreements, Wainoco is required to maintain a minimum consolidated shareholders' equity (as defined) equal to $40 million at December 31, 1993. Additionally, the Frontier credit facility restricts Frontier as to the distribution of capital assets and the transfer of cash in the form of loans or advances when there are any outstanding borrowings under the facility or when a default exists or would occur.

Five-Year Maturities
     The estimated five-year maturities of long-term debt are $2.2 million in 1995, 1996 and 1997 and $8.7 million in 1998. These amounts assume that the balance outstanding on the United States credit facility at December 31, 1993 is converted to a term loan on March 31, 1995, and is amortized at its minimum level. Without the inclusion of the revolving facility, the estimated five-year maturities of long-term debt are $2.5 million for 1995 through 1997 and $5 million in 1998.

5  Income Taxes

     The Parent and its subsidiaries file a consolidated United States federal income tax return. The Parent also files a separate Canadian income tax return. Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes". The cumulative effect of adopting SFAS No. 109 had no impact on the provision (benefit) for income taxes.
     The Parent has net operating loss carryforwards for Canadian income tax purposes of $6.8 million available to reduce future Canadian federal taxable income which expire, if not otherwise rescheduled, by 1995 and $5.4 million which expire as follows: $800,000 in 1999 and $4.6 million in 2000. The Parent also has exploration and development deductions of $85.6 million and earned depletion of $5.6 million which are available indefinitely to reduce future Canadian taxable income.
     The Company has net operating loss carryforwards for United States tax reporting purposes of $114.8 million available to reduce future federal taxable income. The net operating loss carryforwards will expire as follows: $2.5 million in 1995, $28.6 million in 1996, $22.7 million in 1997, $4.7 million in 1998, $1.7 million in 2000, $7.5 million in 2001, $3.0 million in 2003, $15.5 million in 2004, $3.8 million in 2005, $11.9 million in 2006, $9.3 million in 2007 and $3.6 million in 2008. The Company also has tax depletion carryforwards of $8.7 million which are indefinitely available to reduce future United States income taxes payable and $1.3 million in investment tax credit carryforwards available to reduce future United States income taxes payable. The investment tax credit carryforwards expire in various amounts through 2000.
     The following is the pretax income (loss) and the provision (benefit) for income taxes for the three years ended December 31, 1993, 1992 and 1991.


Pretax Income (Loss) (In thousands)
                                                               1993           1992           1991
                                                            ----------     ----------     ----------
Canada                                                      $    5,552     $    2,113     $    2,178
United States                                                   (3,563)        (3,506)       (21,087)
                                                            ----------     ----------     ----------
                                                            $    1,989     $   (1,393)    $  (18,909)
                                                            ==========     ==========     ==========


Provision (Benefit) for Income Taxes (In thousands)
                                                               1993           1992           1991
                                                            ----------     ----------     ----------
Canada - Current                                            $     (515)    $     (415)    $     (499)
United States - Deferred                                             0              0           (119)
                                                            ----------     ----------     ----------
                                                            $     (515)    $     (415)    $     (618)
                                                            ==========     ==========     ==========


     The following is a reconciliation of the provision (benefit) for income taxes computed at the statutory Canadian and United States income tax rates on pretax income (loss) and the provision (benefit) for income taxes as reported for the three years ended December 31, 1993, 1992 and 1991.



Reconciliation of Tax Provision (In thousands)
                                                               1993           1992           1991
                                                            ----------     ----------     ----------
Provision (benefit) based on statutory rates                $    1,241     $     (221)    $   (6,199)
Increase (decrease) resulting from -
Unutilized net operating loss                                   (1,241)           221          6,199
Canada
     Provincial tax credits and rebates                           (621)          (590)          (558)
     Large corporation tax and other                               106            175             59
                                                            ----------     ----------     ----------
                                                                  (515)          (415)          (499)
United States                                                        0              0           (119)
                                                            ----------     ----------     ----------
Provision (benefit) as reported                             $     (515)    $     (415)    $     (618)
                                                            ==========     ==========     ==========

     The following are the significant components, by type of temporary differences or carryforwards, of deferred tax liabilities and tax assets, computed at the federal statutory rates, as of December 31, 1993 and January 1, 1993, date of adoption of SFAS No. 109.


Components of Deferred Taxes (In thousands)

                                                             December 31, 1993         January 1, 1993
                                                         -----------------------  -----------------------
                                                                        United                   United
                                                           Canada       States      Canada       States
                                                         ----------   ----------  ----------   ----------
Deferred tax liabilities
Property, plant and equipment,
  due to differences in DD&A                             $    9,975   $   27,406  $   13,080   $   24,771
Installment sale                                                  0        5,435           0        5,280
Other                                                             0        1,657           0        1,610
                                                         ----------   ----------  ----------   ----------
Deferred tax liabilities                                      9,975       34,498      13,080       31,661

Deferred tax assets
Tax loss carryforwards                                        5,469       40,199       3,461       37,808
Depletion carryforwards                                       2,513        3,045       2,872        2,958
Tax credit carryforwards                                          0        2,389           0        2,389
Foreign exploration and development expenditures             16,205            0      16,808            0
Other                                                             0        1,609           0        2,033
                                                         ----------   ----------  ----------   ----------
                                                             24,187       47,242      23,141       45,188
Less - valuation allowance                                   14,212       15,042      10,061       15,825
                                                         ----------   ----------  ----------   ----------
Net deferred tax assets                                       9,975       32,200      13,080       29,363
                                                         ----------   ----------  ----------   ----------
Net deferred tax liabilities                             $        0   $    2,298  $        0   $    2,298
                                                         ==========   ==========  ==========   ==========


     Realization of deferred tax assets is dependent on the Company's ability to generate taxable income within the tax loss carryforward periods. As a result of the Company's history of operating losses, a valuation allowance has been provided for deferred tax assets that are not offset by scheduled future reversals of deferred tax liabilities.

6  Common Stock

Earnings Per Share
     In 1993, the primary and fully diluted earnings per share were computed based on the average number of shares outstanding and assumed the exercise of stock option and other equivalent shares. In 1992 and 1991, the primary and fully diluted earnings per share were computed based on the average number of shares outstanding and did not assume the exercise of stock option shares, as losses were incurred. The primary and fully diluted weighted average shares outstanding were 24,454,262, 22,062,177 and 20,365,800 in 1993, 1992 and 1991,
respectively. The primary and fully diluted earnings per share for the year 1993 is five cents more than the sum of the 1993 quarters due to the issuance of five million shares of common stock in July, which had a more significant impact on the higher earnings of the third and fourth quarters than on the year taken as a whole.

Stock Option Plans
     Wainoco has two stock option plans which authorize the granting of restricted stock and options to purchase shares. The plans as of December 31, 1993 have a total of 3,474,000 shares of common stock of which 1,550,838 shares were granted and exercised, 1,895,367 shares were granted and are outstanding and 27,795 shares are available to be granted. As of December 31, 1992, the plans had 315,095 shares available to be granted. A summary of the plans' activity is set forth in the Stock Option Activity table. Options under both plans are granted at not less than fair market value on the date of grant. No entries are made in the accounts until the options are exercised, at which time the proceeds are credited to common stock and paid-in capital.


STOCK OPTION ACTIVITY
                                                                  Option Shares        Price Range
                                                                 ---------------     ---------------
OUTSTANDING
December 31, 1990                                                      1,291,297        4.75 to 8.53
Granted                                                                  432,700        5.00 to 6.25
Exercised                                                                (32,500)       4.75 to 5.75
Lapsed                                                                  (134,050)       5.00 to 8.40
                                                                  --------------      --------------

December 31, 1991                                                      1,557,447        4.75 to 8.56
Granted                                                                  330,243        3.50 to 3.88
Lapsed                                                                  (279,623)       5.00 to 7.75
                                                                  --------------      --------------
December 31, 1992                                                      1,608,067        3.50 to 8.50
Granted                                                                  428,600        4.13 to 5.00
Exchanged                                                               (118,000)       6.88 to 6.88
Lapsed                                                                   (23,300)       3.50 to 6.71
                                                                  --------------      --------------

December 31, 1993                                                      1,895,367        3.37 to 7.75
                                                                  --------------      --------------
EXERCISABLE
December 31, 1991                                                        976,633        4.75 to 8.56
December 31, 1992                                                      1,160,215        3.50 to 8.50
December 31, 1993                                                      1,441,114        3.37 to 7.75
                                                                  --------------      --------------


Restricted Stock Grants
     The Company has outstanding 63,900 restricted shares of common stock. The value of these shares and related deferred compensation are recorded in equity. The deferred compensation, based on the market value of the shares issued, is amortized ratably over a five-year vesting period.

Common Stock Offering
     The Company sold five million shares of common stock in July 1993 through a public offering. The net proceeds of $20.8 million were used to pay down borrowings under its revolving credit facilities and to retire $5 million principal amount of its Subordinated Debentures which were applied to its 1993 and 1994 sinking fund requirements.

Commitment to Issue Common Stock
     The Company's Canadian oil and gas division entered into a drilling program with a third party and received $883,000 in exchange for a commitment to issue 175,275 shares of its common stock and distribute Canadian tax deductions attributable to certain of the Company's exploration and development activities in Canada. The shares were issued in the first quarter of 1994.

7  Segment Information

     Wainoco is engaged in two business segments, the exploration, development and production of oil and gas reserves (oil and gas operations), and crude oil refining and wholesale marketing of refined petroleum products (refining operation). Geographically, the oil and gas operations are located in the United States and Canada, and the refining operation is located in the United States. Income taxes, interest and certain amounts included in other revenues, selling and general expenses, and depreciation, depletion and amortization are not allocated to the operating segments.
     The following schedule presents certain operating income (loss) items and capital expenditures for each of the three years ended December 31, 1993, and identifiable assets as of December 31, 1993, 1992 and 1991, by segment by country.


SEGMENT INFORMATION (In thousands)
                                                               1993           1992           1991
                                                            ----------     ----------     ----------
Revenues
Refining (since acquisition, October 1991)                  $  326,078     $  334,785     $   78,432
Oil and Gas
     Canada                                                     22,301         20,722         23,982
     United States                                              18,177         21,293         27,630
Unallocated                                                          0             42             23
                                                            ----------     ----------     ----------
                                                            $  366,556     $  376,842     $ 130,067
                                                            ==========     ==========     ==========
Depreciation, Depletion and Amortization
Refining (since acquisition, October 1991)                  $    6,262     $    4,038     $      898
Oil and Gas
     Canada                                                      8,793          8,999          9,506
     United States                                               7,629         10,086         25,480
Unallocated                                                        554            308            137
                                                            ----------     ----------     ----------
                                                            $   23,238     $   23,431     $   36,021
                                                            ==========     ==========     ==========
Operating Income (Loss)
Refining (since acquisition, October 1991)                  $   18,776     $   14,344     $     (624)
Oil and Gas
     Canada                                                      6,115          4,343          5,134
     United States                                                 320            (15)       (10,376)
Unallocated Expenses                                            (3,001)        (2,593)        (2,847)
                                                            ----------     ----------     ----------
                                                            $   22,210     $   16,079     $   (8,713)
                                                            ==========     ==========     ==========
Capital Expenditures
Refining (since acquisition, October 1991)                  $   26,932     $   31,493     $    3,479
Oil and Gas
     Canada                                                      6,828          5,045          9,967
     United States and Other                                     6,891          5,223         34,115
                                                            ----------     ----------     ----------
                                                            $   40,651     $   41,761     $   47,561
                                                            ==========     ==========     ==========

Identifiable Assets
Refining                                                    $  156,265     $  140,574     $  116,283
Oil and Gas
     Canada                                                     76,294         83,270         97,241
     United States and Other                                    60,207         61,798         71,066
Unallocated                                                      4,045          5,775          2,014
                                                            ----------     ----------     ----------
                                                            $  296,811     $  291,417     $  286,604
                                                            ==========     ==========     ==========


8  Commitments and Contingencies

Lease Commitments
     Wainoco has noncapitalized building, equipment and vehicle lease agreements which expire from 1994 through 2000 having minimum annual payments as of December 31, 1993 of $1.9 million for 1994, $2.0 million for 1995, $1.6 million for 1996, $1.1 million for 1997, $955,000 for 1998, $370,000 for 1999 and
$128,000 for 2000. Operating lease rental expense (exclusive of oil and gas lease rentals) was $1.2 million, $1.2 million and $719,000 for the three years ended December 31, 1993, 1992 and 1991, respectively.

Environmental
     Wainoco accrues for environmental costs as indicated in Note 1. Numerous local, state and federal laws, rules and regulations relating to the environment are applicable to the Company's operations and activities. As a result, the Company falls under the jurisdiction of numerous state and federal agencies for administration and is exposed to the possibility of judicial or administrative actions for remediation and/or penalties brought by those agencies. Frontier is party to two consent decrees requiring the investigation and, in certain instances, mitigation of environmental impacts resulting from past operational activities. The Company has been and will be responsible for costs related to compliance with or remediations resulting from environmental regulations. There are currently no identified environmental remediation projects of which the costs can be reasonably estimated. However, the continuation of the present investigative process, other more extensive investigations over time or changes in regulatory requirements could result in future liabilities.

Litigation
     The Company is involved in various lawsuits incident to its business. In management's opinion, the adverse determination of such lawsuits would not have a material adverse effect on the Company taken as a whole.

Contribution Plans
     Wainoco sponsors defined contribution plans for Canadian division employees, United States employees covered by a collective bargaining agreement and United States employees not covered by such an agreement. All employees may participate by contributing a portion of their annual earnings to the plans. The Company makes basic and/or matching contributions on behalf of participating employees. The cost of the plans for the three years ended December 31, 1993, 1992 and 1991 was $1.7 million, $1.5 million and $671,000, respectively.

Pension Plan
     The following is the plan's funded status and net pension costs. The actuarial present value of accumulated benefit obligations at December 31, 1993, 1992 and 1991 was discounted at 6.5%, 6.5% and 7.25%, respectively. Plan assets consisted of stocks and bonds with an expected rate of return of 9% for each period.
     Effective January 1, 1993, Wainoco's pension plan is non-contributory, open to all its United States employees not covered by a collective bargaining agreement and over 25 years of age with six months of service. The plan has a retirement age of 65. Benefits from the plan for service on and after January 1, 1993 will only be paid to the extent these benefits exceed the benefits from the Wainoco contribution plan.



Pension Plan Information (In thousands)
                                                               1993           1992           1991
                                                            ----------     ----------     ----------
Funded Status
Actuarial present value of accumulated
  benefit obligations -
     Vested                                                 $    1,298     $    1,253     $    1,127
     Nonvested                                                      25             16             17
                                                            ----------     ----------     ----------
                                                            $    1,323     $    1,269     $    1,144
                                                            ----------     ----------     ----------

Projected benefit obligation                                $    1,323     $    1,852     $    1,672
Plan assets at estimated fair value                              1,290          1,179          1,048
                                                            ----------     ----------     ----------
Plan assets less than projected benefit obligation                  33            673            624
Unrecognized net gain (loss) arising from the
  difference in actual experience and that assumed                   0           (583)          (528)
                                                            ----------     ----------     ----------
Accrued retirement plan liability                           $       33     $       90     $       96
                                                            ==========     ==========     ==========

Net Pension Costs
Service cost, benefits earned during the period             $        0     $      147     $      118
Interest cost on projected benefit obligation                       85            120            100
Actual return on plan assets                                      (154)          (177)           (79)
Net amortization and deferral                                       54            133             36
                                                            ----------     ----------     ----------
Net pension costs                                           $      (15)    $      223     $      175
                                                            ==========     ==========     ==========

Concentration of Credit Risk
     The Company has three operations, each of which has concentrations of credit risk with respect to sales within the same or related industry and within limited geographic areas. The Refining operation sells its products exclusively at wholesale, principally to independent retailers, jobbers and major oil companies located primarily in the Denver, western Nebraska and eastern Wyoming regions, with 13% of its customers accounting for approximately 80% of total refined product sales in the last three years. Canadian oil and gas operations sell primarily under long-term contracts to gas aggregators located in Alberta and British Columbia, accounting for 82%, 75% and 79% of total Canadian sales in 1993, 1992 and 1991, respectively. United States oil and gas operations sell primarily to oil marketers and gas pipelines in the midcontinent, Los Angeles Basin and Gulf Coast regions. Wainoco extends credit to its customers based on ongoing credit evaluations. An allowance for doubtful accounts is provided based on the current evaluation of each customer's credit risk, past experience and other factors. During 1993, the Company made sales to CITGO Petroleum Corporation of $47.6 million, which accounted for 13% of consolidated revenues.

9  Property Acquisitions and Disposition

     In August, 1991, Wainoco Oil & Gas Company completed its acquisition of the majority of Texaco Exploration and Production, Inc.'s interests in the Conroe field, located near Conroe, Texas, for $16.8 million. The purchase was funded by bank borrowings.
     In October, 1991, Wainoco completed the acquisition of Frontier for a purchase price consisting of $25 million in cash and $9.9 million in Company common stock (2,195,237 shares). Additionally, Frontier delivered promissory notes aggregating $16.5 million to the sellers. The cash portion of the purchase price was funded by bank borrowings.
     The unaudited pro forma revenues, net loss and net loss per share giving effect to the Frontier and Conroe acquisitions for the year ended December 31, 1991 were $388.9 million, $12.1 million and $.55, respectively.
     In September, 1991, Wainoco Oil & Gas Company finalized the sale of its remaining natural gas interests in the Appalachian Basin Athens field to an unaffiliated party for $4 million.

10  Fair Value of Financial Instruments

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to do so.

Long-Term Debt
     The Company's Senior Notes and debentures are estimated based on quotations obtained from broker-dealers who make markets in these and similar securities. The bank credit facilities are based on floating interest rates and, as such, the carrying amount is a reasonable estimate of fair value. At December 31, 1993 and 1992, the carrying amounts of long-term debt instruments were $176.9 million and $191.8 million, respectively, and the estimated fair values were $178.9 million and $180.1 million.

Interest Rate Swap Agreement
     The fair value of the Company's interest rate swap (used for hedging purposes) is the estimated amount that the bank would receive or pay to settle the swap agreement at the reporting date, taking into account current interest rates and the current credit-worthiness of the swap counterparty. At December 31, 1993 and 1992, the carrying amount was zero and the estimated net fair value of the liability was $1.9 million and $1.2 million, respectively.

Report of Independent Public Accountants

To the Shareholders of Wainoco Oil Corporation:
     We have audited the accompanying consolidated balance sheets of Wainoco Oil Corporation (a Wyoming corporation) and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wainoco Oil Corporation and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.


Arthur Andersen & Co.
/s/ Arthur Andersen & Co.

Houston, Texas
February 11, 1994

SUPPLEMENTAL FINANCIAL INFORMATION (UNAUDITED)

Oil and Gas Producing Activities
     The results of operations from oil and gas producing activities are similar to the segment information disclosure in Note 7 to the financial statements, but differ as to the level of detail, classification of depreciation on furniture and fixtures and the inclusion of income taxes. The following schedule excludes interest expense, net. The income tax expenses were determined by applying statutory rates to pretax income with adjustments for tax credits (including carryforwards and Alberta Royalty Tax Credits) and permanent differences.



Results of Operations from Oil and Gas Producing Activities (In thousands)
                                                                             United
                                                              Canada         States          Total
                                                            ----------     ----------     ----------
1993   Revenues from operations                             $   22,301     $   18,177     $   40,478
       Production costs                                          5,326          7,089         12,415
       Production taxes                                              0          1,029          1,029
       Technical support and other                               2,111          2,276          4,387
       Provision for DD&A
            Normal                                               8,759          7,463         16,222
            Additional                                               0              0              0
                                                            ----------     ----------     ----------
       Operating income (loss)                                   6,105            320          6,425
       Income tax expense (benefit)                               (515)             0           (515)
                                                            ----------     ----------     ----------
       Income (loss) from producing activities              $    6,620     $      320     $    6,940
                                                            ==========     ==========     ==========

       Normal DD&A per dollar of oil and gas sales          $      .41     $      .42     $      .41
                                                            ==========     ==========     ==========

1992   Revenues from operations                             $   20,722     $   21,293     $   42,015
       Production costs                                          5,117          7,352         12,469
       Production taxes                                              0          1,302          1,302
       Technical support and other                               2,302          2,857          5,159
       Provision for DD&A
            Normal                                               8,960          9,797         18,757
            Additional                                               0              0              0
                                                            ----------     ----------     ----------
       Operating income (loss)                                   4,343            (15)         4,328
       Income tax expense (benefit)                               (415)             0           (415)
                                                            ----------     ----------     ----------
       Income (loss) from producing activities              $    4,758     $      (15)    $    4,743
                                                            ==========     ==========     ==========

       Normal DD&A per dollar of oil and gas sales          $      .45     $      .47     $      .46
                                                            ==========     ==========     ==========

1991   Revenues from operations                             $   23,982     $   27,630     $   51,612
       Production costs                                          6,254          8,024         14,278
       Production taxes                                              0          1,378          1,378
       Technical support and other                               3,131          3,394          6,525
       Provision for DD&A
         Normal                                                  9,463         12,210         21,673
         Additional                                                  0         13,000         13,000
                                                            ----------     ----------     ----------
       Operating income (loss)                                   5,134        (10,376)        (5,242)
       Income tax expense (benefit)                               (655)             0           (655)
                                                            ----------     ----------     ----------
       Income (loss) from producing activities              $    5,789     $  (10,376)    $   (4,587)
                                                            ==========     ==========     ==========

       Normal DD&A per dollar of oil and gas sales          $      .43     $      .56     $      .49
                                                            ==========     ==========     ==========

     The table on the following page summarizes Wainoco's proved oil and gas reserves. Oil includes condensate and natural gas liquids, and is stated in thousands of barrels. Natural gas is stated in millions of cubic feet. For the years ended December 31, 1993, 1992, 1991 and 1990, Ryder Scott Company Petroleum Engineers prepared reserve studies comprising 93%, 93%, 91% and 89%, respectively, of the Company's total discounted property value. The Company prepared reserve studies on the remaining properties. BOE is defined as barrels of oil equivalent and is based on British Thermal Units at a ratio of six mmcf of natural gas to one bbl of oil.


Changes in Proved Oil and Gas Reserve Quantities
                                                                         United
                                           Canada                        States                         Total
                                ----------------------------  ----------------------------  ----------------------------
                                   Oil       Gas       BOE       Oil       Gas       BOE       Oil       Gas       BOE
                                --------  --------  --------  --------  --------  --------  --------  --------  --------
DEVELOPED AND UNDEVELOPED
December 31, 1990                  2,042   183,808    32,677     5,221    36,376    11,284     7,263   220,184    43,961
Revision to previous estimates       (74)   (9,765)   (1,702)   (1,841)   (4,189)   (2,539)   (1,915)  (13,954)   (4,241)
Extensions, discoveries and
   other additions                    67     6,993     1,233       293     1,273       505       360     8,266     1,738
Purchases of reserves-in-place        15     4,303       732     1,522    23,787     5,487     1,537    28,090     6,219
Production                          (285)  (15,486)   (2,866)     (835)   (3,515)   (1,421)   (1,120)  (19,001)   (4,287)
Sales of reserves-in-place           (58)   (1,244)     (265)      (35)   (7,869)   (1,347)      (93)   (9,113)   (1,612)
                                --------  --------  --------  --------  --------  --------  --------  --------  --------

December 31, 1991                  1,707   168,609    29,809     4,325    45,863    11,969     6,032   214,472    41,778
Revisions to previous estimates      336    (5,163)     (525)      351      (121)      331       687    (5,284)     (194)
Extensions, discoveries and
   other additions                    24     2,207       392       691     2,056     1,034       715     4,263     1,426
Purchases of reserves-in-place         8     1,311       227         0         0         0         8     1,311       227
Production                          (267)  (15,995)   (2,933)     (844)   (2,954)   (1,336)   (1,111)  (18,949)   (4,269)
Sales of reserves-in-place           (16)        0       (16)      (23)   (1,333)     (245)      (39)   (1,333)     (261)
                                --------  --------  --------  --------  --------  --------  --------  --------  --------

December 31, 1992                  1,792   150,969    26,954     4,500    43,511    11,753     6,292   194,480    38,707
Revisions to previous estimates     (172)  (18,026)   (3,176)     (974)    1,332      (752)   (1,146)  (16,694)   (3,928)
Extensions, discoveries and
   other additions                   171     4,262       881       545     3,622     1,149       716     7,884     2,030
Purchases of reserves-in-place         1       607       102         8       218        44         9       825       146
Production                          (232)  (15,938)   (2,888)     (747)   (2,504)   (1,164)     (979)  (18,442)   (4,052)
Sales of reserves-in-place           (36)   (3,164)     (563)     (193)     (914)     (345)     (229)   (4,078)     (908)
                                --------  --------  --------  --------  --------  --------  --------  --------  --------
December 31, 1993                  1,524   118,710    21,310     3,139    45,265    10,685     4,663   163,975    31,995
                                ========  ========  ========  ========  ========  ========  ========  ========  ========
DEVELOPED
December 31, 1990                  1,869   165,986    29,533     3,872    33,175     9,401     5,741   199,161    38,934
December 31, 1991                  1,527   151,326    26,748     4,188    42,896    11,337     5,715   194,222    38,085
December 31, 1992                  1,726   137,163    24,587     4,486    42,083    11,500     6,212   179,246    36,087
December 31, 1993                  1,524   115,628    20,795     3,124    43,837    10,430     4,648   159,465    31,225

Developed as a Percentage
  of Total
December 31, 1990                     92%       90%       90%       74%       91%       83%       79%       90%       89 %
December 31, 1991                     89        90        90        97        94        95        95        91        91
December 31, 1992                     96        91        91       100        97        98        99        92        93
December 31, 1993                    100        97        98       100        97        98       100        97        98


     The following tables set forth the capitalized costs and related accumulated depreciation, depletion and amortization and capitalized costs incurred for oil and gas activities.



Capitalized Costs and Related Accumulated DD&A (In thousands)

                                                                   United States
                                                Canada               and Other               Total
                                         --------------------  --------------------  --------------------
                                           1993       1992       1993       1992       1993       1992
                                         ---------  ---------  ---------  ---------  ---------  ---------
Capitalized Costs
     Unproved properties                 $   5,307  $   4,681  $   4,152  $   6,922  $   9,459  $  11,603
     Proved properties                     144,028    144,693    295,169    287,134    439,189    431,827
                                         ---------  ---------  ---------  ---------  ---------  ---------
                                         $ 149,327  $ 149,374  $ 299,321  $ 294,056  $ 448,648  $ 443,430

Accumulated DD&A                         $  77,376  $  71,663  $ 244,382  $ 236,919  $ 321,758  $ 308,582
                                         =========  =========  =========  =========  =========  =========




Capitalized Costs Incurred for Oil and Gas Activities (In Thousands)

                                                Unproved     Proved
                                                Property    Property   Exploration Development    Total
                                               ----------  ----------  ----------  ----------  ----------

1993 Canada                                    $    1,399  $      429  $    3,138  $    1,841  $    6,807
     United States                                    555          69       4,294       1,221       6,139
     Other                                            425           0           0           0         425
                                               ----------  ----------  ----------  ----------  ----------
                                               $    2,379  $      498  $    7,432  $    3,062  $   13,371
                                               ==========  ==========  ==========  ==========  ==========

1992 Canada                                    $      692  $       38  $    3,104  $    1,176  $    5,010
     United States                                  1,031           0       3,308         841       5,180
                                               ----------  ----------  ----------  ----------  ----------
                                               $    1,723  $       38  $    6,412  $    2,017  $   10,190
                                               ==========  ==========  ==========  ==========  ==========

1991 Canada                                    $      880  $    2,331  $    4,458  $    2,239  $    9,908
     United States                                  4,614      16,463      11,020       1,318      33,415
                                               ----------  ----------  ----------  ----------  ----------
                                               $    5,494  $   18,794  $   15,478  $    3,557  $   43,323
                                               ==========  ==========  ==========  ==========  ==========


     The following tables set forth the standardized measure of discounted future net cash flows relating to proved oil and gas reserves and the changes in standardized measure of discounted future net cash flows from proved reserve quantities. This information is based on the respective prices in effect as of year-end. Future income taxes are estimated by applying statutory rates to the excess of future pretax cash flows over the tax basis (including carryforwards) in the properties involved. Future changes in tax rates are considered only if legislated by year-end. Tax credits (including carryforwards) and statutory depletion in excess of cost basis are considered in determining future income taxes.


Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (In
Thousands)

                                                                      United
                                                Canada                States                 Total
                                         --------------------  --------------------  --------------------
                                           1993       1992       1993       1992       1993       1992
                                         ---------  ---------  ---------  ---------  ---------  ---------
Future cash inflows                      $ 189,701  $ 193,309  $ 135,049  $ 161,597  $ 324,750  $ 354,906
Future production costs                     45,678     54,377     48,469     67,440     94,147    121,817
Future development costs                     4,111      8,262      6,699      7,167     10,810     15,429
                                         ---------  ---------  ---------  ---------  ---------  ---------

Future net inflows before
  income taxes                             139,912    130,670     79,881     86,990    219,793    217,660
Future income taxes                         11,574      8,168        902        747     12,476      8,915
                                         ---------  ---------  ---------  ---------  ---------  ---------

Future net cash flows                      128,338    122,502     78,979     86,243    207,317    208,745
10% discount factor                         45,524     49,351     23,187     32,455     68,711     81,806
                                         ---------  ---------  ---------  ---------  ---------  ---------

Discounted future net cash flows         $  82,814  $  73,151  $  55,792  $  53,788  $ 138,606  $ 126,939
                                         =========  =========  =========  =========  =========  =========

Discounted future net cash
  flows before income taxes              $  88,577  $  76,816  $  56,441  $  54,278  $ 145,018  $ 131,094
                                         =========  =========  =========  =========  =========  =========




Changes in Standardized Measure of Discounted Future Net Cash Flows (In Thousands)

                                                                            1993       1992       1991
                                                                          ---------  ---------  ---------

Sales, net of production costs                                            $ (25,693) $ (26,906) $ (28,389)
Net change in sales price and production costs                               19,675      1,538    (37,626)
Extensions, discoveries and other additions,
  net of future production and development costs                             15,089      9,034      7,137
Changes in estimated future development costs                                 2,457      5,967      5,854
Development costs incurred during the period that
  reduced future development costs                                              166        250        661
Revisions of quantity estimates                                             (16,095)       120    (19,296)
Accretion of discount                                                        13,109     14,255     18,957
Net change in income taxes                                                   (2,257)     2,082     10,244
Purchases of reserves-in-place                                                  670        176     21,835
Sales of reserves-in-place                                                   (1,080)    (1,255)    (8,666)
Changes in production rates (timing) and other                                5,626    (14,639)    (7,478)
                                                                          ---------  ---------  ---------

Net increase (decrease) from beginning of year                            $  11,667  $  (9,378) $ (36,767)
                                                                          =========  =========  =========


CORPORATE INFORMATION

Common Stock
     Wainoco's common stock is listed on the New York Stock Exchange and the Alberta Stock Exchange under the symbol WOL. The quarterly high and low sales prices as reported on the New York Stock Exchange, rounded to the nearest one-eighth, are shown in the following table:


                                                  High       Low
                                                  -----     -----
1993
Fourth Quarter                                    5 1/2     3 1/2
Third Quarter                                     5 1/2     3 7/8
Second Quarter                                    5 7/8     4 1/4
First Quarter                                     5 1/4     3 5/8

1992
Fourth Quarter                                    4         3 1/8
Third Quarter                                     4 3/8     3 1/4
Second Quarter                                    4 1/4     3 1/8
First Quarter                                     5 1/4     3 1/8



     Wainoco has not paid dividends since 1982 and intends to continue following a policy of retaining funds to provide for the expansion of its oil and gas reserves. The number of holders of record for Wainoco Oil Corporation common stock as of February 1, 1993 was 2,942.

Availability of Form 10-K
     The Company's annual report on Form 10-K, which is filed with the Securities and Exchange Commission is available upon request and may be obtained by writing:

     Michal King
     Corporate Communications
     Wainoco Oil Corporation
     1200 Smith Street
     Suite 2100
     Houston, Texas 77002-4367

Auditors

Arthur Andersen & Co.
Houston, Texas

Counsel
Gardere & Wynne, L.L.P.
Houston, Texas

Burnet, Duckworth & Palmer
Calgary, Alberta

Registrars and Transfer Agents
Common Stock
Harris Trust and Savings Bank
Chicago, Illinois

12% Senior Notes
Bank One, Texas, N.A.
Houston, Texas

10 3/4% Subordinated Debentures
7 3/4% Convertible Subordinated Debentures
Texas Commerce Bank
Houston, Texas