Form 10-K, Exhibit 13
period 1994-12-31
WAINOCO OIL CORP
filed 1995-03-17
CIK 110430

FINANCIAL REVIEW

     Wainoco's performance in 1994 was highlighted by continued growth in refining operating income and the reserve replacement of 1994 Canadian production at a lower finding cost level than the previous year. However, Wainoco incurred a net loss during 1994 of $12.6 million, the result of a $17.3 million charge. The charge is the outcome of the Company ceasing exploration activities in the United States and selling certain oil and gas properties as well as the write-down of unsold United States properties.
     In 1993, net income improved to $2.5 million over the $1.0 million loss in 1992. The improvement in 1993 included higher refining operating margins, increased refined product sales and improved natural gas prices.
     Wainoco's operating income, excluding the restructuring charge and associated write-downs, was $24.7 million in 1994 compared to $22.2 million in 1993. Refining operations contributed $23.0 million of operating income in 1994, an increase of 23%. Canadian oil and gas operations contributed $6.1 million of operating income in both 1994 and the prior year.
     Weak economic conditions in the energy sector led to a general reduction in revenues and operating costs in both 1994 and 1993. The declines impact underlying material costs, primarily crude oil, and related refined product prices.
     The 1992-1993 Frontier capital improvement program and the Frontier Refinery acquisition in October 1991 added to the Company's debt level. This increase in debt caused net interest costs to increase during 1994 and 1993 compared to prior periods.


Canadian Oil & Gas Operations Information and Analysis

(In thousands)                             1994       1993       1992
                                         --------   --------   --------
Operating margin                         $ 18,461   $ 16,975   $ 15,605
Selling and general expenses                2,189      2,067      2,263
Depreciation, depletion and amortization   10,127      8,793      8,999
                                         --------   --------   --------
Operating Income                         $  6,145   $  6,115   $  4,343
                                         ========   ========   ========


     The Canadian oil and gas operations' performance benefited from a significant increase in the price of natural gas throughout the first nine months of 1994, which provided higher levels of revenue and cash flow for the year. With higher levels of cash flow, coupled with Wainoco's commitment to increase its investment in finding Canadian reserves, capital expenditures increased to $11.1 million, up 63% over 1993. This resulted in replacement of 1994 production at a finding cost of $.48 per mcfe and a developed cost of $.66 per mcfe. In 1994 on a gross volume before royalty basis, finding costs decreased 42% in 1994 to C$.53 (U.S. $.38 per mcfe) and developed costs decreased 43% in 1994 to C$.74 (U.S. $.53) per mcfe.
     The Canadian oil and gas operations are conducted in Canadian currency. The financial statements of the Canadian oil and gas operations activities are translated and reported in United States dollars. This conversion lowered reported results between years due to the decline in the Canadian dollar. The average Canadian/United States dollar exchange rate dropped 6% in 1994 to U.S. $.73 after dropping 6% in 1993.
     The following table presents Canadian production information.   Gross
volumes represent Wainoco's working interest plus associated freehold, provincial and other royalties. This data is presented herein because it is equivalent to the reporting used by other Canadian oil and gas companies.



(Dollars in thousands)                 1994       1993       1992
                                     --------   --------   --------
Gross Volume - Oil (Bbls)             266,079    281,583    322,187
               Natural Gas (Mmcf)      18,120     18,504     18,763
               Royalty (Mmcfe)         (3,045)    (2,863)    (3,100)

Net Volume - Oil (Bbls)               224,450    232,115    266,928
             Natural Gas (Mmcf)        15,325     15,938     15,995

Gross Revenue - Oil                  $  3,381    $ 3,595    $ 4,531
                Natural Gas            23,725     21,264     18,825
                Royalty                (4,205)    (3,609)    (3,648)

Net Revenue - Oil                    $  2,873   $  2,982   $  3,773
              Natural Gas              20,028     18,268     15,935



     In 1994 and 1993 oil and gas gross revenues increased due to rising natural gas prices. During the first nine months of 1994 natural gas prices rose 14% to $1.31. However, in late 1994, natural gas prices declined to an average of $1.10 in December 1994 versus $1.52 in December 1993, a decrease of 28%.
     During 1994, natural gas production from new wells added production on a gross volume basis of approximately 1.5 bcf helping offset production declines at various locations. The decrease in sales volumes from 1993 to 1994 was mainly attributable to curtailments during the installation or modification of compression facilities, unscheduled equipment repairs and productivity declines in some areas.
     Lower natural gas prices received during the fourth quarter in 1994 restrained operating income growth by increasing depreciation and depletion expense in excess of the increase associated with higher revenues. This results from lower period end natural gas prices being used in computing the quarterly depreciation and depletion provision. Additionally, increases in the estimated costs of future site restoration added to the depletable base.
     Operating costs increased $346,000 in 1994. The increase is attributable to successful drilling of wells in new areas which commenced production in 1994, costs associated with operating additional compressors installed during 1994 to maintain production levels at maturing areas and unscheduled well workovers and equipment repairs.
     Selling and general expenses increased 6% during 1994 after decreasing 8% during 1993. Cost increases during 1994 were associated with environmental administration implementation and professional fees.




United States Oil & Gas Operations Information and Analysis

(In thousands)                             1994       1993       1992
                                        --------   --------   --------
Operating margin                        $  9,184   $ 10,059   $ 12,639
Selling and general expenses               2,180      2,110      2,568
Depreciation, depletion and amortization   8,911      7,629     10,086
Restructuring charges, primarily
  oil and gas operating write-downs       17,299          0          0
                                        --------   --------   --------
Operating Income (Loss)                 $(19,206)  $    320   $    (15)
                                        ========   ========   ========

     Natural gas production increased 20% in 1994 after a 15% decrease in 1993. The 1994 increase was the result of the 1993 discovery on High Island Block 93 which began production in February 1994, and 1993 fell as existing production declined without any significant new production coming on-line. Average natural gas prices were relatively flat in 1994 following a 17% increase in 1993.
     Oil production declined 7% in 1994 and 11% in 1993 due to the sales of marginal properties and natural reservoir declines. Average oil prices continued their decline, from $16.85/bbl in 1993 to $14.99/bbl in 1994.
     Operating costs decreased 11% in 1994 and 6% in 1993. The decreases were achieved through reduced production taxes reflecting lower sales, cost controls being stressed in an atmosphere of weak prices and the sale or abandonment of uneconomic wells.
     Selling and general expenses in 1994 remained relatively flat after declining 18% in 1993, primarily the result of staff reductions.

     Restructuring of Operations In the third quarter of 1994, Wainoco announced that it intended to cease all exploration in the United States and sell its United States oil and gas assets. Wainoco has sold or is in the process of selling all of its United States oil and gas producing properties, except for its Conroe field interests and some other minor properties. For those properties that are in the process of being sold, the Company has recorded these properties at net realizable value, which is the estimated sales price less cost to sell. Wainoco has recorded an estimated loss of $10.9 million. The cost of the remaining United States oil and gas producing properties at December 31, 1994 has been revalued and recorded at the present value of their estimated future net income discounted at 10%, which resulted in an additional write-down of $5.4 million. Wainoco also recorded costs, primarily from severance arrangements with certain of its U.S. oil and gas operations' employees of $1.0 million.
     United States oil and gas producing properties which Wainoco intends to sell have recorded revenues of $12.6 million, lease operating expense of $5.0 million, DD&A of $6.6 million and oil and gas production volumes of 461 mbbls and of 2,973 mmcf, respectively, for the twelve months ended December 31, 1994. The revenues, lease operating expense and DD&A related to these properties will be recorded until the sales are closed, which will occur at various times in 1995.



Refining Operations Information and Analysis

(In thousands)                             1994       1993       1992
                                        --------   --------   --------
Operating margin                        $ 35,335   $ 29,823   $ 24,084
Selling and general expenses               4,614      4,785      5,702
Depreciation, depletion and amortization   7,702      6,262      4,038
                                        --------   --------   --------
Operating Income                        $ 23,019   $ 18,776   $ 14,334
                                        ========   ========   ========

     Refining operating income increased 23% in 1994 after a 31% increase in 1993. The significant growth in operating income is due to the improved operating reliability of the Refinery and the improved utilization of all the Refinery processing units which has allowed Frontier to significantly increase its gasoline and diesel yields. This improvement has resulted in gasoline product yield increasing 6% to 16,106 bpd in 1994 after increasing 15% in 1993, and diesel product yields increasing 11% to 13,094 bpd in 1994 after increasing 8% in 1993. Additionally in 1994, the combined gasoline and diesel product yields represented 82% of total yields compared to 79% in 1993 and 76% in 1992.
     The refined product spread increased 7% to $5.88 per barrel in 1994 reflecting the improved utilization of the refinery units. The diesel product spread declined in 1994 as compared to 1993, but was higher than 1992. This decline reflects the impact of the abnormally high price received in the fourth quarter of 1993 associated with the introduction of low sulfur diesel which allowed for higher spreads than would normally be expected. The gasoline product spread was higher in 1992 than 1994 or 1993 reflecting the strong market for gasoline during the summer months of 1992. Frontier expects its gasoline and diesel spreads for 1995 to remain similar to that received in 1994. Although national market forces could change Frontier's outlook, the demand for Frontier's gasoline and diesel should continue to remain strong due to the growth of the Rocky Mountain area.
     The sweet/Wyoming sour spread declined to $3.94 per barrel in 1994 from the high of $5.90 per barrel in 1991. The downward movement is attributable primarily to increased competition for Wyoming general sour crude. During 1994, the sweet/sour spread also declined as more higher priced Canadian and other types of sour crudes were utilized rather than the lower priced Wyoming general sour crude. The portion of sour crude oil processed increased to 81% in 1994 from 71% in 1992, a result of the capital improvement program. Frontier expects that competition for sour crude oil will continue throughout 1995, causing a continued gradual deterioration in the sweet/sour spread.
     Refining operating expenses in 1994 decreased by $.10 per sales barrel, a 3% decrease from 1993. During 1993 refining operating expenses increased 12%, reflecting higher transportation costs due to increased asphalt sales and the higher cost of disposing of petroleum coke.
     Other income included insurance settlements of $1.0 million in 1993 and $700,000 in 1992 which are applicable to prior year claims.
     The capital improvement program completed in 1993 enabled the production of low sulfur diesel, increased sour crude run capacities and improved the overall operating efficiency of the Refinery. In addition, effective management of the Refinery operations has significantly improved reliability. Management continues to identify and correct maintenance problems and will dedicate a significant portion of 1995 capital expenditures for reliability improvements.
     Maintenance problems may arise in the future, resulting in downtime of certain process units and reduced yields, which may negatively impact profitability. During the spring of 1994, Frontier performed maintenance turnaround work on two of its major operating units. With the completion of the 1994 turnaround, all refinery operating units have completed repair, maintenance and inspection work since the Company's acquisition of Frontier. No major turnaround work is scheduled for 1995.

LIQUIDITY AND CAPITAL COMMITMENTS

Internal and External Funding
     Net cash provided by operating activities was $32.1 million, $32.8 million and $23.3 million for 1994, 1993 and 1992, respectively. The Company reduced debt by $6.1 million during 1994. No new financing was undertaken in 1994 whereas the Company sold common stock in July 1993 and Senior Notes in August 1992. The net proceeds from the sale of common stock, $20.8 million in 1993, were used to retire $5.0 million of Subordinated Debentures and pay down the Company's bank lines, and the net proceeds from the sale of Senior Notes, $96.5 million in 1992, were used to refinance $44.8 million of the Refinery indebtedness and to pay down Wainoco's bank lines.

Liquidity and Future Planning
     The Company is highly leveraged at year-end as reflected by the debt to total capitalization ratio of 78%. The Company's leverage will result in the following: (i) a portion of the Company's cash flow from operations and the United States oil and gas property sales proceeds will be dedicated to the repayment of the Company's debt;
(ii) the Company will be more vulnerable to downward swings in the oil and gas prices and the refining industry or to interruptions at the Refinery; and (iii) if, and to the extent, the Company requires additional financing for working capital, capital expenditures, debt refinancing or other purposes, the Company's leverage may impair its ability to obtain additional financing. At December 31, 1994, the Company had $5.8 million available in cash, $27.2 million available under its oil and gas lines of credit and $15.0 million available under the Frontier line of credit. The Company anticipates the available borrowing capacity under its United States oil and gas line of credit will be reduced as a result of the sale of United States oil and gas properties. Proceeds from the sale of United States properties will be used to repay this debt.
     Capital expenditures of approximately $18.3 million are budgeted for 1995. These expenditures are allocated $7.5 million for the Refinery and $10.8 million for Canadian exploration and development expenditures. The Refinery's projected capital expenditures for 1995 are in line with those of 1994 and down substantially from the $58.4 million incurred during 1993 and 1992 for the Refinery capital improvement program. The Company believes sustaining capital expenditure requirements at Frontier will be $5-10 million annually. Additionally, to improve Refinery controls over emissions, approximately $4 million, may be required over four years beginning in 1995. Because other refineries will be required to make similar expenditures, the Company does not expect such expenditures to materially adversely impact its competitive position.
     It is anticipated that existing working capital and cash generated by operating activities will be sufficient to meet 1995 capital needs and the $4 million of additional future anticipated costs for pollution control.
     The functional currency for the Company's Canadian operations is the Canadian dollar which has declined over the last two years. Accordingly, the Company's Canadian net assets of C$107 million at December 31, 1994 are exposed to a certain level of economic risk stemming from fluctuations in the Canadian/United States dollar exchange rate. The translation adjustments, $4.1 million and $3.2 million during 1994 and 1993, respectively, arising from consolidating its Canadian operations, are included in the Company's consolidated statements of shareholders' equity.
     Wainoco's credit agreements and Senior Notes currently restrict it from the payment of dividends. Additionally, under certain conditions, Frontier is restricted from the transfer of cash in the form of loans or advances to the parent. Wainoco does not believe these restrictions limit its current operating plans. Subsequent to the Refinery upgrade program in 1993 and during 1994, Frontier paid dividends of $9.9 million and $22.7 million to Wainoco.

IMPACT OF CHANGING PRICES

     The Company's revenues and cash flows, as well as estimates of future cash flows from oil and gas reserves, are very sensitive to changes in energy prices. Major shifts in the cost of crude and the price of refined products can result in large changes in operating margin from refining operations. Energy prices also determine the carrying value of the Refinery's inventory. Since energy prices are also a determining factor in the carrying value of oil and gas assets, any reductions in the prices of oil and natural gas could require noncash write-downs of those assets.

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


Selected Quarterly Financial and Operating Data
(Unaudited, dollars in thousands except per share and average prices)

                                                           1994                                    1993
                                         --------------------------------------  --------------------------------------
                                         Fourth      Third    Second     First    Fourth     Third    Second     First
                                         --------  --------  --------  --------  --------  --------  --------  --------
Revenues                                 $ 91,421  $ 99,498  $ 90,590  $ 72,206  $ 97,006  $ 95,211  $ 90,704  $ 83,635
Restructuring Charges, primarily United
  States Oil and Gas Property Write-downs  17,299         0         0         0         0         0         0         0
Operating Income (Loss)                   (13,517)    7,543     6,965     6,364    12,803     4,892     3,265     1,250
Net Income (Loss)                         (18,695)    2,612     2,001     1,475     7,898       134    (1,633)   (3,895)
Earnings (Loss) Per Share                    (.68)      .10       .07       .05       .29       .01      (.07)     (.18)
Earnings before Interest, Taxes,
  Depreciation, Depletion and Amortization
  and Restructuring Charges, primarily
  United States Oil and Gas Property
  Write-downs (EBITDA)*                     10,650    14,825    13,597    12,322    19,000    10,345     8,987     7,116
Net Cash Provided By Operating Activities   13,781     8,329     9,163       835    22,708     5,136     2,082     2,874
Oil and Gas Operations
  Production - Oil (mbbls)                     218       224       246       232       250       258       233       238
               Gas (bcf)                       4.7       4.7       4.5       4.3       4.4       4.7       4.4       4.9
  Average sales price - Oil (per bbl)     $  15.09  $  15.97  $  14.86  $  11.96  $  13.93  $  15.31  $  17.56  $  16.99
                        Gas (per mcf)         1.30      1.41      1.49      1.55      1.44      1.24      1.25      1.19
Refining Operations
  Total charges (bpd)                       39,581    36,993    36,133    36,442    37,546    35,636    33,378    35,201
  Sour crude charge rate (%)                    87        80        80        78        88        73        81        78
  Gasoline yields (bpd)                     16,806    15,859    15,723    16,029    17,800    14,359    13,871    14,458
  Distillate yields (bpd)                   14,906    11,282    13,325    12,860    13,068    11,187    10,582    12,268
  Total product sales (bpd)                 40,702    38,551    40,066    35,785    40,824    42,400    37,890    36,154



Five Year Financial Data


(In thousands except per share)               1994       1993       1992       1991       1990
                                            --------   --------   --------   --------   --------
Revenues                                    $353,715   $366,556   $376,842   $130,067   $ 48,224
Restructuring Charges and United States
  Oil and Gas Property Write-downs            17,299          0          0     13,000     21,200
Operating Income (Loss)                        7,355     22,210     16,079     (8,713)   (11,821)
Income (Loss) Before Taxes                   (13,442)     1,989     (1,393)   (18,909)   (18,975)
Provision (Benefit) For Income Taxes            (835)      (515)      (415)      (618)      (402)
Net Income (Loss)                            (12,607)     2,504       (978)   (18,291)   (18,573)
Earnings (Loss) Per Share                       (.46)       .10       (.04)      (.90)      (.94)
EBITDA*                                       51,394     45,448     39,510     27,308     27,391
Net Cash Provided By Operating Activities     32,108     32,800     23,336     17,513     17,691
Working Capital (Deficit)                      1,532     (1,905)     3,344     (9,156)    (1,091)
Total Assets                                 277,536    296,811    291,417    286,604    167,510
Long-Term Debt                               170,797    176,900    189,273    154,417     81,301
Shareholders' Equity                          49,449     66,040     44,956     53,987     61,774
Capital Expenditures                          23,822     40,651     41,761     47,561     48,563
Dividends Declared                                 0          0          0          0          0
                                            ========   ========   ========   ========   ========



*EBITDA is provided supplementally because it is a commonly used measure of performance in the energy industry. EBITDA is not presented in accordance with generally accepted accounting principles
(GAAP) and should not be used in lieu of GAAP presentations of results of operations and cash flows. EBITDA and operating income before depreciation are the same as operating income before DD&A.


CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands except per share)

For the years ended December 31,                      1994         1993         1992
                                                    --------     --------     --------
REVENUES
Refined products                                    $312,376     $324,504     $333,203
Oil and gas sales                                     39,567       39,137       40,677
Other                                                  1,772        2,915        2,962
                                                    --------     --------     --------
                                                     353,715      366,556      376,842
                                                    --------     --------     --------

COSTS AND EXPENSES
Refining operating costs                             277,852      296,255      310,701
Oil and gas operating costs                           12,883       13,444       13,771
Selling and general expenses                          11,586       11,409       12,860
Depreciation, depletion and amortization              26,740       23,238       23,431
Restructuring charges, primarily United States
  oil and gas property write-downs                    17,299            0            0
                                                    --------     --------     --------
                                                     346,360      344,346      360,763
                                                    --------     --------     --------

OPERATING INCOME                                       7,355       22,210       16,079
Interest expense, net                                 20,797       20,221       17,472
                                                    --------     --------     --------

INCOME (LOSS) BEFORE INCOME TAXES                    (13,442)       1,989       (1,393)
Provision (benefit) for income taxes                    (835)        (515)        (415)
                                                    --------     --------     --------

NET INCOME (LOSS)                                   $(12,607)    $  2,504     $   (978)
                                                    ========     ========     ========

INCOME (LOSS) PER SHARE                             $   (.46)    $    .10     $   (.04)
                                                    ========     ========     ========


The accompanying notes are an integral part of these financial statements.


CONSOLIDATED BALANCE SHEETS
(In thousands except shares)

As of December 31,                                                 1994         1993
                                                                 --------     --------
ASSETS
Current Assets -
  Cash, including cash equivalents of $467 and $2,078
    at December 31, 1994 and 1993, respectively                  $  5,831     $  3,770
  Trade receivables                                                17,990       16,281
  Joint operator and other receivables                              3,209        2,790
  Inventory of crude oil, products and other                       23,618       21,086
  Other current assets                                              1,129        2,331
                                                                 --------     --------
    Total Current Assets                                           51,777       46,258
                                                                 --------     --------
Property, Plant and Equipment - at cost, and oil
  and gas properties on a full cost basis                         592,936      579,174
Less - Accumulated depreciation, depletion and amortization       372,937      334,905
                                                                 --------     --------
Net Property, Plant and Equipment                                 219,999      244,269
Other Assets                                                        5,760        6,284
                                                                 --------     --------
Total Assets                                                     $277,536     $296,811
                                                                 ========     ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities -
  Accounts payable                                               $ 32,991     $ 30,514
  Oil and gas proceeds payable                                      3,421        4,095
  Accrued interest                                                  5,602        5,681
  Accrued turnaround cost                                           2,245        3,741
  Other accrued liabilities                                         5,986        4,132
                                                                 --------     --------
    Total Current Liabilities                                      50,245       48,163
                                                                 --------     --------

Long-Term Debt                                                    170,797      176,900
Deferred Credits and Other                                          4,627        3,410
Deferred Income Taxes                                               2,418        2,298
Commitments and Contingencies
Shareholders' Equity -
  Preferred stock, $100 par value, 500,000 shares authorized,
    no shares issued                                                    0            0
  Common stock, no par, 50,000,000 shares authorized,
    27,310,842 shares and 27,122,177 shares issued
    in 1994 and 1993, respectively                                 57,172       57,153
  Paid-in capital                                                  81,758       80,855
Retained earnings (deficit)                                       (78,904)     (66,297)
Cumulative translation adjustment                                 (10,307)      (6,233)
Other, including 60,000 treasury shares                              (270)         562
                                                                 --------     --------
    Total Shareholders' Equity                                     49,449       66,040
                                                                 --------     --------
Total Liabilities and Shareholders' Equity                       $277,536     $296,811
                                                                 ========     ========

The accompanying notes are an integral part of these financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

For the years ended December 31,                      1994         1993         1992
                                                    --------     --------     --------
OPERATING ACTIVITIES
Net income (loss)                                   $(12,607)    $  2,504     $   (978)
Adjustments to reconcile net income (loss)
  to net cash provided by operating activities -
  Depreciation, depletion and amortization            26,740       23,238       23,431
  Other deferred credits                                (498)        (460)       1,306
  Restructuring charges, primarily United States
    oil and gas property write-downs                  17,299            0            0
  Other                                                  882          598          826
                                                    --------     --------     --------
                                                      31,816       25,880       24,585
                                                    --------     --------     --------
Changes in components of working
  capital from operations
  (Increase) decrease in receivables                  (1,624)        (668)       3,186
  (Increase) decrease in inventory                    (2,722)       8,659          404
  (Increase) decrease in other current assets            949       (1,137)        (371)
  Increase (decrease) in accounts payable              4,258         (684)      (5,868)
  Increase (decrease) in accrued liabilities            (569)         750        1,400
                                                    --------     --------     --------
                                                         292        6,920       (1,249)
                                                    --------     --------     --------
Net cash provided by operating activities             32,108       32,800       23,336
                                                    --------     --------     --------

INVESTING ACTIVITIES
Additions to property, plant and equipment           (23,802)     (42,381)     (42,365)
Sales of oil and gas properties                        2,215        2,262        1,231
Other                                                 (2,045)       1,136        2,319
                                                    --------     --------     --------
Net cash used in investing activities                (23,632)     (38,983)     (38,815)
                                                    --------     --------     --------

FINANCING ACTIVITIES
Long-term borrowings - Bank debt                      11,964       27,400       11,900
                       Senior Notes                        0            0      100,000
Payments of debt - Bank debt                         (15,664)     (37,400)     (52,200)
                   Subordinated Debentures            (2,500)      (4,999)           0
                   Mortgage notes and other debt           0            0      (41,845)
Common stock offering and commitments                      0       21,725            0
Other                                                   (179)        (209)      (5,491)
                                                    --------     --------     --------
Net cash provided by (used in) financing activities   (6,379)       6,517       12,364
Effect of exchange rate changes on cash                  (36)        (274)        (233)
                                                    --------     --------     --------
Increase (decrease) in cash and cash equivalents       2,061           60       (3,348)
Cash and cash equivalents, beginning of period         3,770        3,710        7,058
                                                    --------     --------     --------
Cash and cash equivalents, end of period            $  5,831     $  3,770     $  3,710
                                                    ========     ========     ========


The accompanying notes are an integral part of these financial statements.



CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands except shares)

                                       Common Stock                                                         Other
                                    -------------------                                  ------------------------------------
                                    Number of                      Retained  Cumulative   Commitment               Deferred
                                     Shares              Paid-In   Earnings  Translation   To Issue    Treasury    Employee
                                     Issued      Amount  Capital  (Deficit)  Adjustment  Common Stock   Stock    Compensation
                                    ----------  -------  -------  ---------  ----------  ------------  --------  ------------

DECEMBER 31, 1991                   22,122,177  $56,653  $60,513  $(67,823)  $    5,156  $          0  $   (270) $      (242)
Deferred compensation amortization           0        0        0         0            0             0         0           96
Translation adjustment                       0        0        0         0       (8,149)            0         0            0
Net loss                                     0        0        0      (978)           0             0         0            0
                                    ----------  -------  -------  --------   ----------  ------------  --------  -----------

DECEMBER 31, 1992                   22,122,177   56,653   60,513   (68,801)      (2,993)            0      (270)        (146)
Shares issued in equity offering     5,000,000      500   20,342         0            0             0         0            0
Commitment to issue shares                   0        0        0         0            0           883         0            0
Deferred compensation amortization           0        0        0         0            0             0         0           95
Translation adjustment                       0        0        0         0       (3,240)            0         0            0
Net income                                   0        0        0     2,504            0             0         0            0
                                    ----------  -------  -------  --------   ----------  ------------  --------  -----------
DECEMBER 31, 1993                   27,122,177   57,153   80,855   (66,297)      (6,233)          883      (270)        (51)
Shares issued under:
  Common stock commitment              175,275       18      865         0            0          (883)        0           0
  Stock option plan                     13,390        1       38         0            0             0         0           0
Deferred compensation amortization           0        0        0         0            0             0         0          51
Translation adjustment                       0        0        0         0       (4,074)            0         0           0
Net loss                                     0        0        0   (12,607)           0             0         0           0
                                    ----------  -------  -------  --------   ----------  ------------  --------  ----------
DECEMBER 31, 1994                   27,310,842  $57,172  $81,758  $(78,904)  $  (10,307) $          0  $   (270) $        0
                                    ==========  =======  =======  ========   ==========  ============  ========  ==========


The accompanying notes are an integral part of these financial statements.


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

Property, Plant and Equipment
     Refining Operations. Refinery plant and equipment is depreciated based on the straight-line method over estimated useful lives of three to twenty years.
     Maintenance and repairs are expensed as incurred except for major scheduled repair and maintenance (turnaround) of the refinery operating units. The costs for planned turnarounds are ratably accrued over the period from the prior turnaround to the next scheduled turnaround. Major improvements are capitalized, and the assets replaced are retired.
     Oil and Gas Operations. Wainoco follows the accounting policy (commonly referred to as full-cost accounting) of capitalizing costs incurred in the acquisition, exploration and development of oil and gas reserves. The estimated costs of dismantlement, restoration and abandonment, net of salvage value, along with other future development costs are added to the costs being amortized and, when subsequently incurred, are capitalized as part of the full-cost pool.
     Proceeds from sales of oil and gas properties are credited to the full-cost pool unless the sale is significant, in which case a gain or loss on the sale is recognized.
     Wainoco computes the provision for depreciation, depletion and amortization (DD&A) of oil and gas properties on a quarterly basis using the composite unit-of-production method based on future gross revenue attributable to proved reserves.
     Capitalized oil and gas property costs, by country, are limited to the present value of future net income from estimated production of proved oil and gas reserves discounted at 10%, plus the value of unproved properties.
     Largely as a result of price declines for gas at December 31, 1994, capitalized oil and gas property costs in the United States are at, and in Canada are approaching, the limitation on such costs, as described above. Further price deterioration during 1995 could result in a downward revision in the present value of future net income from estimated production of oil and gas reserves. A downward revision might require Wainoco to provide additional provisions for depreciation, depletion and amortization in future periods.



Schedule of Property, Plant and Equipment

(In thousands)                              1994         1993
                                          --------     --------
Oil and gas properties
  Canada                                  $151,184     $149,328
  United States                            303,375      299,321
Refinery and pipeline                      132,872      124,705
Furniture, fixtures and others               5,505        5,820
                                          --------     --------
                                          $592,936     $579,174
                                          ========     ========


Hedging
     The Company, at times, engages in futures transactions in its refining operations and oil and gas operations for the purpose of hedging its inventory position and product prices. Changes in the market value of futures contracts for the purpose of hedging are included in the measurement of the related transaction.

Interest
     Interest is reported net of interest capitalized and interest income. Interest income of $216,000, $93,000 and $221,000 was recorded in the years ended December 31, 1994, 1993 and 1992, respectively. During 1993 and 1992 the Company capitalized interest of $728,000 and $1.0 million, respectively. Wainoco capitalizes interest on debt incurred to fund the construction or acquisition of a significant asset as part of the historical cost of the asset.
     To manage its interest cost and exposure to interest rate movements, Wainoco entered into an interest rate swap with one of its lending banks. The agreement effectively changes the Company's interest rate exposure on $15 million of its floating rate debt to a fixed 8.2% over a five-year period expiring in August, 1996.

Environmental Expenditures
     Environmental expenditures are expensed or capitalized based upon their future economic benefit. Costs which improve a property, as compared with the condition of the property when originally constructed or acquired, and costs which prevent future environmental contamination are capitalized. Costs related to environmental damage resulting from operating activities subsequent to acquisition are expensed. Liabilities for these expenditures are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated.

Cash Flow Reporting
     Highly liquid debt instruments with a maturity, when purchased, of three months or less are considered to be cash equivalents. Cash payments for interest during 1994, 1993 and 1992 were $19.4 million, $19.7 million and $12.6 million, respectively, and cash payments for income taxes during 1994, 1993 and 1992 were $116,000, $124,000 and
$173,000, respectively.

2  INVENTORY


Schedule of Major Components of Inventory

(In thousands)
December 31,                                      1994         1993
                                                --------     --------
Crude oil                                       $  6,135     $  2,803
Unfinished products                                3,489        4,487
Finished products                                  7,737        7,435
Chemicals and in-transit inventory                 1,277        1,589
Repairs and maintenance supplies and other         4,980        4,772
                                                --------     --------
                                                $ 23,618     $ 21,086
                                                ========     ========


3  SHORT-TERM DEBT

     In 1992, the maximum and average amounts of short-term borrowings outstanding were $28.3 million and $12.2 million, respectively and the average interest rate paid on these balances was 12.3%. All short-term debt was paid off in August 1992 with proceeds from the issuance of the Senior Notes.

4  LONG-TERM DEBT


Schedule of Long-Term Debt

(In thousands)
December 31,                                      1994         1993
                                                --------     --------
Credit facilities
  United States oil and gas                     $ 15,000     $ 18,700
  Canadian oil and gas                                 0            0
  Refining                                             0            0
Senior Notes                                     100,000      100,000
Convertible Subordinated Debentures               46,000       46,000
Subordinated Debentures                            9,797       12,200
                                                --------     --------
                                                $170,797     $176,900
                                                ========     ========



Oil and Gas Credit Facilities
     Wainoco has two long-term credit facilities; one each for its Canadian and United States oil and gas operations. Interest rates are based, at the Company's option, on 1) the bank's prime rate, or 2) LIBOR, at its prevailing rate, plus from one and one-half percent to one and three-quarters percent. The agreements provide for commitment fees of one-half of 1%.
     The facilities convert to five-year term loans on December 31, 1995 with payments commencing on March 31, 1996. The credit agreements can be extended annually at the option of the lenders. The loan covenants include net worth, fixed charge coverage ratio and interest coverage ratio requirements.
     The banks review the oil and gas properties at least annually (generally in April based on the beginning of the year reserves) and make a determination of the credit to be made available (the borrowing base). If the banks determine that the unpaid balance on the line is in excess of the borrowing base, then the Company must either 1) provide additional security to increase the borrowing base by an amount at least equal to such excess, 2) repay any such excess, or 3) convert the outstanding balance to a term loan.
     The $18 million United States revolving line of credit is secured by substantially all of the United States oil and gas properties.
     The C$34 million (the United States dollar equivalent of approximately $24.2 million at December 31, 1994) Canadian revolving line of credit is secured by substantially all of the Canadian oil and gas properties.

Refining Credit Facility
     Frontier has a capital facility entered into in August 1992 with a group of three banks. This credit facility, which expires April 2, 1996, is a collateral-based facility with total capacity of up to $50 million, of which maximum cash borrowings are $15 million. Any unutilized capacity after cash borrowings is available for letters-of-credit. At December 31, 1994, there were $6.2 million in standby letters-of-credit outstanding.
     The facility provides working capital financing for operations, generally the financing of crude and product supply. It is generally secured by Frontier's current assets. The agreement provides for a quarterly commitment fee of .425 of 1%. Interest rates are based, at the Company's option, on the agent bank's prime rate plus one and one-quarter percent or the reserve-adjusted LIBOR plus two and one-quarter percent. Standby letters-of-credit issued bear a fee of one and one-half percent annually, plus standard issuance and renewal fees. The facility agreement includes certain financial covenant requirements relating to Frontier's working capital, tangible net worth and fixed charge coverage.

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

Convertible Subordinated Debentures
     The $46 million of 7 3/4% Convertible Subordinated Debentures (Convertible Subordinated Debentures) are due in 2014. The debentures are convertible into the Company's common stock at $8.75 per share. Interest is payable semiannually. The debentures are redeemable at a premium of 103.875% declining to 100% in 1999. Sinking fund payments of 5% of the principal amount commence in 2000, and are calculated to retire 70% of the principal amount prior to maturity. Based on the effective yield at the time of issuance, the debentures are not considered common stock equivalents.

Subordinated Debentures
     The $9.8 million of 10 3/4% Subordinated Debentures (Subordinated Debentures), which represent a discount to the $10 million face value, are due in 1998, and are redeemable at 100% of their principal amount at the option of the Company. Interest is payable semiannually, and sinking fund payments of $2.5 million for 1996 and 1997 and $5.0 million in 1998 are due annually.

Restrictions on Loans, Transfer of Funds and Payment of Dividends
     Under its credit agreements, Wainoco is required to maintain a minimum consolidated shareholders' equity (as defined) equal to $40 million at December 31, 1994. Additionally, the Frontier credit facility restricts Frontier as to the distribution of capital assets and the transfer of cash in the form of loans or advances when there are any outstanding borrowings under the facility or when a default exists or would occur.

Five-Year Maturities
     The estimated five-year maturities of long-term debt are $5.5 million in 1996 and 1997, $8.0 million in 1998 and $3.0 million in 1999. These amounts assume that the balance outstanding on the United States credit facility at December 31, 1994 is converted to a term loan on March 31, 1996, and is amortized at its minimum level.
Without the inclusion of the revolving facility, the estimated five-year maturities of long-term debt are $2.5 million in 1996 and 1997 and $5.0 million in 1998.

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

     The following is the pretax income (loss) and the provision
(benefit) for income taxes for the three years ended December 31, 1994, 1993 and 1992.


Pretax Income (Loss)

(In thousands)                                  1994         1993         1992
                                              --------     --------     --------
Canada                                        $  5,743     $  5,552     $  2,113
United States                                  (19,185)      (3,563)      (3,506)
                                              --------     --------     --------
                                              $(13,442)    $  1,989     $ (1,393)
                                              ========     ========     ========



Provision (Benefit) for Income Taxes

(In thousands)                                  1994         1993         1992
                                              --------     --------     --------
Canada - Current                              $   (955)    $   (515)    $   (415)
United States - Deferred                           120            0            0
                                              --------     --------     --------
                                              $   (835)    $   (515)    $   (415)
                                              ========     ========     ========

     The following is a reconciliation of the provision (benefit) for income taxes computed at the statutory Canadian and United States income tax rates on pretax income (loss) and the provision (benefit) for income taxes as reported for the three years ended December 31, 1994, 1993 and 1992.



Reconciliation of Tax Provision

(In thousands)                                  1994         1993         1992
                                              --------     --------     --------
Provision (benefit) based on statutory rates  $ (3,722)    $  1,241     $   (221)
                                              --------     --------     --------
Increase (decrease) resulting from -
Unutilized net operating loss                    3,722       (1,241)         221
Canada
  Provincial tax credits and rebates            (1,075)        (621)        (590)
  Large corporation tax and other                  120          106          175
                                              --------     --------     --------
                                                  (955)        (515)        (415)
United States                                      120            0            0
                                              --------     --------     --------
Provision (benefit) as reported               $   (835)    $   (515)    $   (415)
                                              ========     ========     ========


     The following are the significant components, by type of temporary differences or carryforwards, of deferred tax liabilities and tax assets, computed at the federal statutory rates, as of December 31, 1994 and 1993.


Components of Deferred Taxes

                                       December 31, 1994        December 31, 1993
                                      --------------------    --------------------
                                                    United                 United
(In thousands)                         Canada       States     Canada      States
                                      --------------------    --------------------
DEFERRED TAX LIABILITIES
Property, plant and equipment,
  due to differences in DD&A          $  6,989    $ 21,022    $  9,975    $ 27,406
Installment sale                             0       5,435           0       5,435
Other                                        0       1,509           0       1,657
                                      --------    --------    --------    --------

DEFERRED TAX LIABILITIES                 6,989      27,966       9,975      34,498
                                      --------    --------    --------    --------

DEFERRED TAX ASSETS
Tax loss carryforwards                   4,798      38,417       5,469      40,199
Depletion carryforwards                  3,745       3,045       2,513       3,045
Tax credit carryforwards                     0       2,509           0       2,389
Foreign exploration and
  development expenditures              16,337           0      16,205           0
Other                                        0       2,005           0       1,609
                                      --------    --------    --------    --------
                                        24,880      45,976      24,187      47,242
LESS - VALUATION ALLOWANCE              17,891      20,428      14,212      15,042
                                      --------    --------    --------    --------
NET DEFERRED TAX ASSETS                  6,989      25,548       9,975      32,200
                                      --------    --------    --------    --------

NET DEFERRED TAX LIABILITIES          $      0    $  2,418    $      0    $  2,298
                                      ========    ========    ========    ========

     Realization of deferred tax assets is dependent on the Company's ability to generate taxable income within the tax loss carryforward periods. As a result of the Company's history of operating losses, a valuation allowance has been provided for deferred tax assets that are not offset by scheduled future reversals of deferred tax liabilities.
     The Parent has net operating loss carryforwards for Canadian income tax purposes of $10.7 million available to reduce future Canadian federal taxable income which expire, if not otherwise rescheduled, as follows: $748,000 in 1999, $5.7 million in 2000 and $4.3 million in 2001. The Parent also has oil and gas deductions of $88.9 million and earned depletion of $8.3 million which are available indefinitely to reduce future Canadian taxable income.
     The Company has net operating loss carryforwards for United States tax reporting purposes of $109.7 million available to reduce future federal taxable income. The net operating loss carryforwards will expire as follows: $26.0 million in 1996, $22.7 million in 1997, $4.7 million in 1998, $1.7 million in 2000, $7.6 million in 2001, $3.0 million in 2003, $15.5 million in 2004, $4.2 million in 2005, $12.0 million in 2006, $8.7 million in 2007 and $3.6 million in 2008. The Company also has tax depletion carryforwards of $8.7 million which are indefinitely available to reduce future United States income taxes payable and $1.3 million in investment tax credit carryforwards available to reduce future United States income taxes payable. The investment tax credit carryforwards expire in various amounts through 2000.


6  COMMON STOCK

Earnings Per Share
     In 1994 and 1992, the primary and fully diluted earnings per share were computed based on the average number of shares outstanding and did not assume the exercise of stock option shares, as losses were incurred. In 1993, the primary and fully diluted earnings per share were computed based on the average number of shares outstanding and assumed the exercise of stock option and other equivalent shares.
The primary and fully diluted weighted average shares outstanding were 27,335,360, 24,454,262 and 22,062,177 in 1994, 1993 and 1992,
respectively. The primary and fully diluted earnings per share for the year 1993 are five cents more than the sum of the 1993 quarters due to the issuance of five million shares of common stock in July, which had a more significant impact on the higher earnings of the third and fourth quarters than on the year taken as a whole.

Stock Option Plans
     Wainoco has three stock option plans which authorize the granting of restricted stock and options to purchase shares. The plans as of December 31, 1994 have a total of 4,019,000 shares of common stock of which 1,564,228 shares were granted and exercised, 1,858,447 shares were granted and are outstanding and 596,325 shares are available to be granted. As of December 31, 1993, the plans had 572,795 shares available to be granted. A summary of the plans' activity is set forth in the Stock Option Activity table. Options under the plans are granted at not less than fair market value on the date of grant. No entries are made in the accounts until the options are exercised, at which time the proceeds are credited to common stock and paid-in capital.





Stock Option Activity

                                       Option
                                       Shares       Price Range
                                      ---------     ------------
OUTSTANDING
December 31, 1991                     1,557,447     4.75 to 8.56
Granted                                 330,243     3.50 to 3.88
Lapsed                                 (279,623)    5.00 to 7.75
                                      ---------     ------------
December 31, 1992                     1,608,067     3.50 to 8.50
Granted                                 428,600     4.13 to 5.00
Exchanged                              (118,000)    6.88 to 6.88
Lapsed                                  (23,300)    3.50 to 6.71
                                      ---------     ------------
December 31, 1993                     1,895,367     3.37 to 7.75
Granted                                 457,400     4.62 to 5.00
Exercised                               (13,390)    3.50 to 4.21
Exchanged                              (394,400)    6.33 to 7.20
Lapsed                                  (86,530)    3.50 to 8.50
                                      ---------     ------------
December 31, 1994                     1,858,447     3.27 to 7.75
                                      --------      ------------
EXERCISABLE
December 31, 1992                     1,160,215     3.50 to 8.50
December 31, 1993                     1,441,114     3.37 to 7.75
December 31, 1994                     1,582,702     3.27 to 7.75
                                      ---------     ------------



Restricted Stock Grants
     The Company issued 63,900 restricted shares of common stock. The value of these shares and related deferred compensation was recorded in equity. The deferred compensation, based on the market value of the shares issued, was amortized ratably over a five-year vesting period.

Common Stock Offering
     The Company sold five million shares of common stock in July 1993 through a public offering. The net proceeds of $20.8 million were used to pay down borrowings under its revolving credit facilities and to retire $5 million principal amount of its Subordinated Debentures which were applied to its 1993 and 1994 sinking fund requirements.

Common Stock Issuance
     The Company's Canadian oil and gas division entered into a drilling program in 1993 with a third party and received $883,000 in exchange for 175,275 shares of its common stock and the distribution of Canadian tax deductions attributable to certain of the Company's exploration and development activities in Canada.

7  SEGMENT INFORMATION

     Wainoco is engaged in two business segments, the exploration, development and production of oil and gas reserves (oil and gas operations), and crude oil refining and wholesale marketing of refined petroleum products (refining operation). Geographically, the oil and gas operations are located in the United States and Canada, and the refining operation is located in the United States. Income taxes, interest and certain amounts included in other revenues, selling and general expenses, and depreciation, depletion and amortization are not allocated to the operating segments.
     The following schedule presents certain operating income (loss) items and capital expenditures for the three years ended December 31, 1994, and identifiable assets as of December 31, 1994, 1993 and 1992, by segment by country.


Segment Information

(In thousands)                           1994        1993        1992
                                       --------    --------    --------
REVENUES
Refining                               $313,187    $326,078    $334,785
Oil and Gas - Canada                     24,133      22,301      20,722
              United States and Other    16,395      18,177      21,293
Unallocated                                   0           0          42
                                       --------    --------    --------
                                        353,715     366,556     376,842
                                       --------    --------    --------

DEPRECIATION, DEPLETION AND AMORTIZATION*
Refining                                  7,702       6,262       4,038
Oil and gas - Canada                     10,127       8,793       8,999
              United States and Other    14,311       7,629      10,086
Unallocated                                   0         554         308
                                       --------    --------    --------
                                         32,140      23,238      23,431
                                       --------    --------    --------
OPERATING INCOME (LOSS)
Refining                                 23,019      18,776      14,344
Oil and Gas - Canada                      6,145       6,115       4,343
              United States and Other   (19,206)        320         (15)
Unallocated Expenses                     (2,603)     (3,001)     (2,593)
                                       --------    --------    --------
                                          7,355      22,210      16,079
                                       --------    --------    --------
CAPITAL EXPENDITURES
Refining                                  8,245      26,932      31,493
Oil and Gas - Canada                     11,171       6,828       5,045
              United States and Other     4,406       6,891       5,223
                                       --------    --------    --------
                                         23,822      40,651      41,761
                                       --------    --------    --------
IDENTIFIABLE ASSETS
Refining                                158,654     156,265     140,574
Oil and Gas - Canada                     74,037      76,294      83,270
              United States and Other    40,351      60,207      61,798
Unallocated                               4,494       4,045       5,775
                                       --------    --------    --------
                                       $277,536    $296,811    $291,417
                                       ========    ========    ========

*Includes the United States oil and gas property write-down in 1994.

8  COMMITMENTS AND CONTINGENCIES

Lease and Other Commitments
     Wainoco has noncapitalized building, equipment and vehicle lease agreements which expire from 1995 through 2000 having minimum annual payments as of December 31, 1994 of $2.1 million for 1995, $1.7 million for 1996, $1.1 million for 1997, $1.0 million for 1998, $458,000 for 1999 and $128,000 for 2000. Operating lease rental expense (exclusive of oil and gas lease rentals) was $1.8 million, $1.2 million and $1.2 million for the three years ended December 31, 1994, 1993 and 1992, respectively.
     The Company has entered into firm pipeline capacity contracts in Canada to meet contracted gas supply requirements. The Company's commitment under these contracts is approximately $3.5 million in 1995, $1.2 million in 1996, $900,000 in 1997 and $600,000 a year from
1998 through 2001.

Concentration of Credit Risk
     The Company has three operations, each of which has concentrations of credit risk with respect to sales within the same or related industry and within limited geographic areas. The Refining operation sells its products exclusively at wholesale, principally to independent retailers, jobbers and major oil companies located primarily in the Denver, western Nebraska and eastern Wyoming regions, with 19% of its customers accounting for approximately 80% of total refined product sales in the last three years. Canadian oil and gas operations sell primarily to gas aggregators and marketers located in Alberta and British Columbia, who in turn supply natural gas to a diversified western United States and Canadian market. United States oil and gas operations sell primarily to oil marketers and gas pipelines in the Midcontinent, Los Angeles Basin and Gulf Coast regions. Wainoco extends credit to its customers based on ongoing credit evaluations. An allowance for doubtful accounts is provided based on the current evaluation of each customer's credit risk, past experience and other factors. During 1994, the Company made sales to CITGO Petroleum Corporation of $55.6 million, which accounted for 16% of consolidated revenues.

Pension Plan
     The plan covered its United States employees not covered by a collective bargaining agreement. Effective October 25, 1994, the pension plan was curtailed, and it is anticipated that the pension obligation will be settled during 1995. Beginning in 1993, Wainoco began making retirement contribution to its defined contribution plan in lieu of contribution to the pension plan, a defined benefit plan.
     The following is the plan's funded status and net pension costs. The actuarial present value of accumulated benefit obligations was discounted at 6.5% at December 31, 1994, 1993 and 1992. Plan assets consisted of stocks and bonds with an expected rate of return of 9% for each period.



Pension Plan Information

(In thousands)                                       1994       1993       1992
                                                    -------    -------    -------
FUNDED STATUS
Actuarial present value of accumulated
  benefit obligations -
    Vested                                          $ 1,379    $ 1,298    $ 1,253
    Nonvested                                             0         25         16
                                                    -------    -------    -------
                                                      1,379      1,323      1,269
                                                    -------    -------    -------
Projected benefit obligation                          1,379      1,323      1,852
Plan assets at estimated fair value                   1,067      1,290      1,179
                                                    -------    -------    -------
Plan assets less than projected benefit obligation      312         33        673
Unrecognized net loss arising from the difference
  in actual experience and that assumed                (233)         0       (583)
Adjustment required to recognize minimum liability      233          0          0
                                                    -------    -------    -------
Accrued retirement plan liability                   $   312    $    33    $    90
                                                    -------    -------    -------
NET PENSION COSTS
Service cost, benefits earned during period         $     0    $     0    $   147
Interest cost on projected benefit obligation            87         85        120
Actual return on plan assets                             40       (154)      (177)
Net amortization and deferral                          (150)        54        133
                                                    -------    -------    -------
Net pension costs                                   $   (23)   $   (15)   $   223
                                                    =======    =======    =======



Contribution Plans
     Wainoco sponsors defined contribution plans for Canadian division employees, United States employees covered by a collective bargaining agreement and United States employees not covered by such an agreement. All employees may participate by contributing a portion of their annual earnings to the plans. The Company makes basic and/or matching contributions on behalf of participating employees. The cost of the plans for the three years ended December 31, 1994, 1993 and 1992 was $1.8 million, $1.7 million and $1.5 million, respectively.

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

Litigation
     The Company is involved in various lawsuits incident to its business. In management's opinion, the adverse determination of such lawsuits would not have a material adverse effect on the Company's financial position or results of operations.

9  RESTRUCTURING OF OPERATIONS

     In the third quarter of 1994, Wainoco announced that, in connection with the restructuring of its operations, it had engaged an investment banker to assist in the sale of its United States oil and gas producing properties. As a result of the bids, Wainoco has sold or is in the process of selling all of its United States oil and gas producing properties, except for its Conroe field reserves and some minor properties.
     For the properties that are in the process of being sold, Wainoco has recorded these properties at net realizable value, which is the estimated sales price less cost to sell. The Company estimates that it will receive aggregate net proceeds from the sale of $14 million. This will result in an estimated loss of $10.9 million. The cost of the remaining United States oil and gas producing properties at December 31, 1994 have been recorded at the present value of their estimated future net income discounted at 10%, which resulted in additional write-downs of $5.4 million.
     In connection with the restructure, Wainoco communicated termination arrangements with certain of its United States oil and gas operations' employees. Severance and related costs in the amount of $1.0 million have been accrued, of which $104,000 has been paid as of December 31, 1994.
     The loss on the sale, the additional write-down of remaining properties, and the severance and related costs have been recognized in the fourth quarter and included in the 1994 income statement under the caption "Restructuring charges, primarily additional write-downs of United States oil and gas properties" in the amount of $17.3 million.
     The following presents the revenues, lease operating expense, DD&A and sales volumes recorded for the twelve months ended December 31, 1994 for United States oil and gas producing properties which the Company intends to sell. The revenues, lease operating expense and DD&A related to these properties will be recorded until the sales are closed, which will occur at various times in 1995.




(In thousands)                              1994
                                          --------
Revenues                                  $ 12,556
Lease operating expense                      4,957
DD&A                                         6,618
                                          --------
Production volumes
Oil (Mbbls)                                    461
Gas (Mmcf)                                   2,973
                                          --------



10 FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to do so.

Long-Term Debt
     The Company's Senior Notes and debentures are estimated based on quotations obtained from broker-dealers who make markets in these and similar securities. The bank credit facilities are based on floating interest rates and, as such, the carrying amount is a reasonable estimate of fair value. At December 31, 1994 and 1993, the carrying amounts of long-term debt instruments were $170.8 million and $176.9 million, respectively, and the estimated fair values were $170.7 million and $178.9 million.

Interest Rate Swap Agreement
     The fair value of the Company's interest rate swap (used for hedging purposes) is the estimated amount that the bank would receive or pay to settle the swap agreement at the reporting date, taking into account current interest rates and the current credit-worthiness of the swap counterparty. At December 31, 1994 and 1993, the carrying amount was zero and the estimated net fair value of the liability was $84,000 and $1.9 million, respectively.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS OF WAINOCO OIL CORPORATION:

     We have audited the accompanying consolidated balance sheets of Wainoco Oil Corporation (a Wyoming corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wainoco Oil Corporation and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.



Arthur Andersen LLP

Houston, Texas
February 21, 1995

SUPPLEMENTAL FINANCIAL INFORMATION (UNAUDITED)

     The schedules presented in Supplemental Financial Information include activities associated with the United States properties to be sold. The oil and gas reserves for these properties at January 1, 1995 are estimated to be 2,130 mbbls and 9,453 mmcf, respectively, and the standardized measure of discounted future net cash flows before income taxes is estimated to be $15.7 million.

OIL AND GAS PRODUCING ACTIVITIES
     The results of operations from oil and gas producing activities are similar to the segment information disclosure in Note 7 to the financial statements, but differ as to the level of detail, classification of depreciation on furniture and fixtures and the inclusion of income taxes. The following schedule excludes interest expense, net. The income tax expenses were determined by applying statutory rates to pretax income with adjustments for tax credits (including carryforwards and Alberta Royalty Tax Credits) and permanent differences.
     At December 31, 1994, capitalized oil and gas property costs in the United States are at, and in Canada are approaching, the limitation on such costs, as described in Note 1 of the financial statements. Price deterioration subsequent to December 31, 1994 could result in a downward revision in the present value of future net income from estimated production of oil and gas reserves. A downward revision might require Wainoco to provide additional provisions for depreciation, depletion and amortization in future periods.



Results of Operations from Oil and Gas Producing Activities


                                                 1994                          1993                          1992
                                    ----------------------------  ----------------------------  ----------------------------
                                                United                        United                        United
(In thousands)                        Canada    States    Total     Canada    States    Total     Canada    States    Total
                                    --------  --------  --------  --------  --------  --------  --------  --------  --------
Revenues from operations            $ 24,133  $ 16,595  $ 40,728  $ 22,301  $ 18,177  $ 40,478  $ 20,722  $ 21,293  $ 42,015
Production costs                       5,672     6,407    12,079     5,326     7,089    12,415     5,117     7,352    12,469
Production taxes                           0       804       804         0     1,029     1,029         0     1,302     1,302
Technical support and other            2,238     2,306     4,544     2,111     2,276     4,387     2,302     2,857     5,159
Provision for DD&A                    10,080     8,785    18,865     8,759     7,463    16,222     8,960     9,797    18,757
Restructuring charges, primarily oil
  and gas property write-downs             0    17,299    17,299         0         0         0         0         0         0
                                    --------  --------  --------  --------  --------  --------  --------  --------  --------
Operating income (loss)                6,143   (19,006)  (12,863)    6,105       320     6,425     4,343       (15)    4,328
Income tax expense (benefit)            (835)        0      (835)     (515)        0      (515)     (415)        0      (415)
                                    --------  --------  --------  --------  --------  --------  --------  --------  --------
Income (loss) from
  producing activities                 6,978   (19,006)  (12,028)    6,620       320     6,940     4,758       (15)    4,743
Normal DD&A per dollar
  of oil and gas sales              $    .44  $    .53  $    .48  $    .41  $    .42  $    .41  $    .45  $    .47  $    .46
                                    ========  ========  ========  ========  ========  ========  ========  ========  ========


     The table on the following page summarizes Wainoco's proved oil and gas reserves. Oil includes condensate and natural gas liquids, and is stated in thousands of barrels. Natural gas is stated in millions of cubic feet. For the years ended December 31, 1994, 1993, 1992 and 1991, Ryder Scott Company Petroleum Engineers prepared reserve studies comprising 87%, 93%, 93% and 91%, respectively, of the Company's total discounted property value. The Company prepared reserve studies on the remaining properties. MBOE is defined as a thousand barrels of oil equivalent and is based on British Thermal Units at a ratio of six mcf of natural gas to one bbl of oil.



Changes in Proved Oil and Gas Reserve Quantities

                                                Canada                        United States                   Total
                                    ----------------------------  ----------------------------  ----------------------------
                                      Oil       Gas       MBOE       Oil       Gas      MBOE      Oil        Gas      MBOE
                                    --------  --------  --------  --------  --------  --------  --------  --------  --------
DEVELOPED AND UNDEVELOPED
December 31, 1991                      1,707   168,609    29,809     4,325    45,863    11,969     6,032   214,472    41,778
Revisions to previous estimates          336    (5,163)     (525)      351      (121)      331       687    (5,284)     (194)
Extensions, discoveries
  and other additions                     24     2,207       392       691     2,056     1,034       715     4,263     1,426
Purchases of reserves-in-place             8     1,311       227         0         0         0         8     1,311       227
Production                              (267)  (15,995)   (2,933)     (844)   (2,954)   (1,336)   (1,111)  (18,949)   (4,269)
Sales of reserves-in-place               (16)        0       (16)      (23)   (1,333)     (245)      (39)   (1,333)     (261)
                                    --------  --------  --------  --------  --------  --------  --------  --------  --------
December 31, 1992                      1,792   150,969    26,954     4,500    43,511    11,753     6,292   194,480    38,707
Revisions to previous estimates         (172)  (18,026)   (3,176)     (974)    1,332      (752)   (1,146)  (16,694)   (3,928)
Extensions, discoveries
  and other additions                    171     4,262       881       545     3,622     1,149       716     7,884     2,030
Purchases of reserves-in-place             1       607       102         8       218        44         9       825       146
Production                              (232)  (15,938)   (2,888)     (747)   (2,504)   (1,164)     (979)  (18,442)   (4,052)
Sales of reserves-in-place               (36)   (3,164)     (563)     (193)     (914)     (345)     (229)   (4,078)     (908)
                                    --------  --------  --------  --------  --------  --------  --------  --------  --------
December 31, 1993                      1,524   118,710    21,310     3,139    45,265    10,685     4,663   163,975    31,995
Revisions to previous estimates         (124)    3,025       380       683    (7,319)     (537)      559    (4,294)     (157)
Extensions, discoveries
  and other additions                    135    15,857     2,777       226       371       288       361    16,228     3,065
Purchases of reserves-in-place             0        27         4         3        85        17         3       112        21
Production                              (224)  (15,325)   (2,777)     (696)   (2,993)   (1,197)     (920)  (18,318)   (3,974)
Sales of reserves-in-place                (3)   (1,407)     (238)      (71)     (128)      (92)      (74)   (1,535)     (330)
                                    --------  --------  --------  --------  --------  --------  --------  --------  --------
December 31, 1994                      1,308   120,887    21,456     3,284    35,281     9,164     4,592   156,168    30,620
                                    --------  --------  --------  --------  --------  --------  --------  --------  --------

DEVELOPED
December 31, 1991                      1,527   151,326    26,748     4,188    42,896    11,337     5,715   194,222    38,085
December 31, 1992                      1,726   137,163    24,587     4,486    42,083    11,500     6,212   179,246    36,087
December 31, 1993                      1,524   115,628    20,795     3,124    43,837    10,430     4,648   159,465    31,225
December 31, 1994                      1,301   119,195    21,167     3,014    35,173     8,876     4,315   154,368    30,043
                                    --------  --------  --------  --------  --------  --------  --------  --------  --------
DEVELOPED AS A PERCENTAGE OF TOTAL
December 31, 1991                         89%       90%       90%       97%       94%       95%       95%       91%       91%
December 31, 1992                         96        91        91       100        97        98        99        92        93
December 31, 1993                        100        97        98       100        97        98       100        97        98
December 31, 1994                         99        99        99        92       100        97        94        99        98
                                    ========  ========  ========  ========  ========  ========  ========  ========  ========



     The following tables set forth the capitalized costs and related accumulated depreciation, depletion and amortization and capitalized costs incurred for oil and gas activities.


Capitalized Costs and Related Accumulated DD&A

                                                    United States
                                    Canada            and Other             Total
                             ------------------  ------------------  ------------------
(In thousands)                 1994      1993      1994      1993      1994      1993
                             --------  --------  --------  --------  --------  --------
CAPITALIZED COSTS
Unproved properties          $  5,940  $  5,307  $  1,264  $  4,152  $  7,204  $  9,459
Proved properties             145,244   144,021   302,111   295,169   447,355   439,190
                             --------  --------  --------  --------  --------  --------
                              151,184   149,328   303,375   299,321   454,559   448,649
                             --------  --------  --------  --------  --------  --------
ACCUMULATED DD&A             $ 82,884  $ 77,376  $269,169  $244,382  $352,053  $321,758
                             ========  ========  ========  ========  ========  ========


Capitalized Costs Incurred for Oil and Gas Activities


                               Unproved      Proved
(In thousands)                 Property      Property     Exploration  Development      Total
                             ------------  ------------  ------------  ------------  ------------
1994
Canada                       $      2,457  $        146  $      5,475  $      3,020  $     11,098
United States                         (38)           58         2,781         1,302         4,103
Other                                 201             0             0             0           201
                             ------------  ------------  ------------  ------------  ------------
                                    2,620           204         8,256         4,322        15,402
1993
Canada                              1,399           429         3,138         1,841         6,807
United States                         555            69         4,294         1,221         6,139
Other                                 425             0             0             0           425
                             ------------  ------------  ------------  ------------  ------------
                                    2,379           498         7,432         3,062        13,371
1992
Canada                                692            38         3,104         1,176         5,010
United States                       1,031             0         3,308           841         5,180
                             ------------  ------------  ------------  ------------  ------------
                             $      1,723  $         38  $      6,412  $      2,017  $     10,190
                             ============  ============  ============  ============  ============

     The following tables set forth standardized measure information for proved reserve quantities. This information is based on the respective prices in effect as of year-end. Future income taxes are estimated by applying statutory rates to the excess of future pretax cash flows over the tax basis (including carryforwards) in the properties involved. Future changes in tax rates are considered only if legislated by year-end. Tax credits (including carryforwards) and statutory depletion in excess of cost basis are considered in determining future income taxes.



Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

                                              Canada           United States           Total
                                        ------------------  ------------------  ------------------
(In thousands)                            1994      1993      1994      1993      1994      1993
                                        --------  --------  --------  --------  --------  --------
Future cash inflows                     $156,529  $189,701  $101,061  $135,049  $257,590  $324,750
Future production costs                   46,782    45,678    42,805    48,469    89,587    94,147
Future developments                        3,420     4,111     5,849     6,699     9,269    10,810
                                        --------  --------  --------  --------  --------  --------

Future net inflows before income taxes   106,327   139,912    52,407    79,881   158,734   219,793
Future income taxes                        1,915    11,574       561       902     2,476    12,476
                                        --------  --------  --------  --------  --------  --------

Future net cash flows                    104,412   128,338    51,846    78,979   156,258   207,317
10% discount factor                       36,606    45,524    16,189    23,187    52,795    68,711
                                        --------  --------  --------  --------  --------  --------

Discounted future net cash flows          67,806    82,814    35,657    55,792   103,463   138,606
                                        --------  --------  --------  --------  --------  --------

Discounted future net cash flows
  before income taxes                   $ 68,865  $ 88,577  $ 36,020  $ 56,441  $104,885  $145,018
                                        ========  ========  ========  ========  ========  ========


Changes in Standardized Measure of Discounted Future Net Cash Flows

                                                 Canada                  United States                     Total
                                    ----------------------------  ----------------------------  ----------------------------
(In thousands)                        1994      1993      1992      1994      1993      1992      1994      1993      1992
                                    --------  --------  --------  --------  --------  --------  --------  --------  --------
Sales, net of production costs      $(17,229) $(15,924) $(14,591) $ (9,455) $ (9,769) $(12,315) $(26,684) $(25,693) $(26,906)
Net change in sales price
  and production costs               (21,479)   22,807    (4,966)  (11,302)   (3,132)    6,504   (32,781)   19,675     1,538
Extension, discoveries and
  other additions, net of future
  production and development costs    11,417     5,329     2,781     2,331     9,760     6,253    13,748    15,089     9,034
Changes in estimated future
  development costs                      481     3,166     4,576    (1,079)     (709)    1,391      (598)    2,457     5,967
Development costs incurred
  during the period that reduced
  future development costs               409       166       250        22         0         0       431       166       250
Revisions of quantity estimates        1,244   (12,473)   (1,643)   (2,421)   (3,622)    1,763    (1,177)  (16,095)      120
Accretion of discount                  8,858     7,681     9,119     5,644     5,428     5,136    14,502    13,109    14,255
Net change in income taxes             4,704    (2,098)    2,243       286      (159)     (161)    4,990    (2,257)    2,082
Purchases of reserves-in-place            12       403       176        92       267         0       104       670       176
Sales of reserves-in-place              (356)     (629)      (37)     (363)     (451)   (1,218)     (719)   (1,080)   (1,255)
Changes in production rates
  (timing) and other                  (3,069)    1,235   (10,036)   (3,890)    4,391    (4,603)   (6,959)    5,626   (14,639)
                                    --------  --------  --------  --------  --------  --------  --------  --------  --------
Net income (decrease)
  from beginning of year            $(15,008) $  9,663  $(12,128) $(20,135) $  2,004  $  2,750  $(35,143) $ 11,667  $ (9,378)
                                    ========  ========  ========  ========  ========  ========  ========  ========  ========



CORPORATE INFORMATION

COMMON STOCK
     Wainoco's common stock is listed on the New York Stock Exchange and the Alberta Stock Exchange under the symbol WOL. The quarterly high and low closing prices in dollars as reported on the New York Stock Exchange, rounded to the nearest one-eighth, are shown in the following table:


                                    High     Low
                                   ------  ------
1994
Fourth Quarter                     5 3/8   4 3/8
Third Quarter                      5 1/8   4 1/4
Second Quarter                     5 3/4   4 1/4
First Quarter                      5 7/8   3 7/8
                                   ------  ------
1993
Fourth Quarter                     5 1/2   3 1/2
Third Quarter                      5 1/2   3 7/8
Second Quarter                     5 7/8   4 1/4
First Quarter                      5 1/4   3 5/8


     Wainoco has not paid dividends since 1982 and intends to continue following a policy of retaining funds to provide for the expansion of its oil and gas reserves. The number of holders of record for Wainoco Oil Corporation common stock as of February 1, 1995 was 2,693.

AVAILABILITY OF FORM 10-K
     The Company's annual report on Form 10-K, which is filed with the Securities and Exchange Commission is available upon request and may be obtained by writing:

Mrs. Michal King
Corporate Communications
Wainoco Oil Corporation
1200 Smith Street
Suite 2100
Houston, Texas 77002-4367

AUDITORS
Arthur Andersen LLP
Houston, Texas

REGISTRARS AND TRANSFER AGENTS
Common Stock
Harris Trust and Savings Bank
Chicago, Illinois

12% Senior Notes
Bank One, Texas, N.A.
Houston, Texas

10 3/4% Subordinated Debentures
7 3/4% Convertible Subordinated Debentures
Texas Commerce Bank
Houston, Texas