Form 10-K, Exhibit 13
period 1995-12-31
WAINOCO OIL CORP
filed 1996-03-14
CIK 110430

FINANCIAL REVIEW

   Wainoco incurred net losses during 1995 and 1994 of $19.1 million and $12.6 million, respectively. The 1995 loss reflected severely depressed refining margins and weak Canadian gas prices. In 1994, the loss was the result of a $17.3 million charge associated with the termination of exploration activities in the United States and sale of certain oil and gas properties as well as the write-down of unsold United States properties.

   Wainoco's operating income, excluding the restructuring charges and associated write-downs in 1994, was $2.7 million in 1995 compared to $24.7 million in 1994. Refining operations contributed $1.5 million of operating income in 1995 compared to $23 million in 1994. Canadian oil and gas operations contributed $2.7 million of operating income in 1995 compared to $6.1 million in 1994.

   Refined products revenues and refining operating costs are impacted by the change in the price of crude oil. Generally, the price of crude oil decreased in 1994 and increased in 1995 and these changes had a corresponding impact on refined product revenues and refining operating costs.

   Oil and gas revenues and operating costs decreased in 1995 because the Company ceased its United States oil and gas producing activities.

   Selling and general expenses decreased 4% in 1995 in response to the termination of United States oil and gas activities in late 1995. The Company anticipates a further $2.5 million reduction in 1996 reflecting a full year without United States oil and gas activities ($1.5 million of selling and general expenses in 1995) and the downsizing of the Houston office, including the transfer of corporate accounting and tax responsibilities to the Calgary office.

   Interest expense declined 4% in 1995 after increasing 3% in 1994. During 1995, the Company reduced long-term debt by $25.4 million with the major portion of the reduction occurring in late December with proceeds from the sale of the last major United States oil and gas property.

   Beginning in 1995, the provision for income taxes increased due to the reclassification of the Alberta Royalty Tax Credit (ARTC) as oil and gas revenues whereas it had been classified as a tax benefit in prior years. The ARTC was $.5 million, $1.1 million and $.6 million in 1995, 1994 and 1993, respectively.


CANADIAN OIL & GAS OPERATIONS
INFORMATION AND ANALYSIS
(In thousands)

                                             1995      1994     1993
                                           --------  --------  --------
Operating margin                           $ 14,809  $ 18,461  $ 16,975
Selling and general expenses                  2,431     2,189     2,067
Depreciation, depletion and amortization      9,641    10,127     8,793
                                           --------  --------  --------
Operating Income                           $  2,737  $  6,145  $  6,115
                                           ========  ========  ========

   The following table presents Canadian production information. Gross volumes represent Wainoco's working interest plus associated freehold, provincial and other royalties. This is presented herein because it is equivalent to the reporting used by other Canadian oil and gas companies.


(Dollars in thousands)                       1995      1994     1993
                                           --------  --------  --------
Gross Volume - Oil (bbls)                   315,669   266,079   281,583
               Natural Gas (mmcf)            17,303    18,120    18,504
               Royalty (mmcfe)               (2,137)   (3,045)   (2,863)

Net Volume - Oil (bbls)                     283,523   224,450   232,115
             Natural Gas (mmcf)              15,359    15,325    15,938

Gross Revenue - Oil                        $  4,554  $  3,381  $  3,595
                Natural Gas                  15,532    23,725    21,264
                Royalty                      (2,122)   (4,205)   (3,609)

Net Revenue - Oil                          $  4,099  $  2,873  $  2,982
              Natural Gas                    13,865    20,028    18,268



   In 1994, oil and gas revenues increased due to rising gas prices.
During the first nine months of 1994 compared to 1993, gas prices rose 19% to $1.37 per mcf. However, in late 1994, natural gas prices declined to an average of $1.10 per mcf in December 1994 versus $1.52 per mcf in December 1993, a decrease of 28%. The gas price deterioration which began in late 1994 continued into 1995, resulting in a decrease in the average price of gas from $1.31 per mcf in 1994 to $.90 per mcf in 1995. Primarily in response to the weak gas prices, oil and gas revenues declined 22%.

   During 1995, gas production from 1994 discoveries placed on production in late 1994 or early 1995 offset the loss of approximately 713 mmcf of gas production from the sale late in 1994 of the Chin Lake property and productivity declines experienced at most mature fields. During 1994, gas production from new wells helped offset production declines at various locations. The decrease in sales volumes during 1994 from the prior year was mainly attributable to curtailments during the installation or modification of compression facilities, unscheduled equipment repairs and productivity declines in some areas.

   Other income in 1995 includes a gain of $1.8 million from the sale of a 10% interest in a Canadian gas marketing company.

   Declining gas prices during 1995 and the 1994 fourth quarter adversely impacted operating income growth by increasing depreciation and depletion expense as a percentage of revenues. This resulted from lower period end gas prices being used in computing the quarterly depreciation and depletion provision than those received during the quarter. Additionally, in 1994 increases in the estimated costs of future site restoration added to the depletable base.

   Operating costs increased $615,000 and $346,000 in 1995 and 1994, respectively. The increases are attributable to successful drilling of wells in new areas, costs associated with operating additional compressors to maintain production levels at maturing areas and, in 1994, unscheduled well workovers and equipment repairs.

   The Canadian oil and gas operations are conducted in Canadian currency. The financial statements of the Canadian oil and gas operations activities are translated and reported in United States dollars. This conversion lowered reported results between 1994 and 1993 due to the decline in the Canadian dollar. The average Canadian/United States dollar exchange rate dropped 6% in 1994 to U.S. $.73, while remaining relatively flat in 1995.

<Caption

REFINING OPERATIONS
INFORMATION AND ANALYSIS
(In thousands)

                                             1995      1994     1993
                                           --------  --------  --------
Operating margin                           $ 14,642  $ 35,335  $ 29,823
Selling and general expenses                  4,629     4,614     4,785
Depreciation, depletion and amortization      8,471     7,702     6,262
                                           --------  --------  --------
Operating Income                           $  1,542  $ 23,019  $ 18,776
                                           ========  ========  ========

   Refining operating income decreased 93% in 1995 compared to a 23% increase in 1994. The decline in 1995 was due to extremely poor margins for light refined products, primarily gasoline and diesel. The increase in 1994 was due to the improved operating reliability of the refinery and the improved utilization of all the refinery processing units. The refined product spread was $4.03 per barrel in 1995 as compared to $5.88 per barrel in 1994 and $5.51 per barrel in 1993.

   Despite growth in demand in our market, continued high refinery output nationwide coupled with high nationwide product inventories at the beginning of 1995 and increased product pipeline deliveries into our marketing area have kept margins throughout 1995 significantly lower than in 1994 and 1993. In 1995, Frontier experienced its lowest margins for both gasoline and diesel since its acquisition by the Company in 1991.

   Despite the decline in operating income, Frontier has continued to increase its sales volumes and improve its operating reliability. The increase in sales of light refined products was achieved by increasing crude oil input 6% during 1995 with yields of gasoline and distillate up by 7% and 5%, respectively. Crude oil input increased 2% during 1994 with yields of gasoline and distillate up 6% and 11%, respectively. The ability in future years to increase the refinery's crude oil charge and yields of gasoline and distillate is dependent upon its ability to market its products and its continued operating reliability.

   Refined product revenues increased 6% in 1995 primarily from increased sales volumes as the average price per barrel increased less than 1%. Refined product revenues declined 4% in 1994 as sales volumes decreased 1% and the average price per barrel decreased 2%. The decrease in sales volumes in 1994 is due to the decrease in the resale of finished products which more than offset the increased refinery yields. Other income included a settlement of a contract dispute for a gain of $856,000 in 1995 and insurance settlement proceeds of $1 million in 1993.

   Refinery operating costs increased 14% in 1995 and decreased 6% in 1994. Material costs per barrel increased 12% in 1995 reflecting the worldwide increase in crude oil prices. Material costs per barrel declined 5% in 1994 reflecting the worldwide decline in crude oil prices.

   The sweet/sour spread declined to $2.94 per barrel in 1995 compared to $3.61 per barrel in 1994 and $4.48 per barrel in 1993. The declining sweet/sour spread is the result of the increased competition for Wyoming sour crude oil and the increased use of higher priced Canadian and other types of sour crudes. Factors increasing demand for Wyoming sour crude oil include more sour refining capacity inside and outside our region, a decline in the production of Wyoming sour crude oil and a worldwide increase in demand for sour crude oils.

   Refinery operating expenses decreased $.26 per barrel to $3.19 in 1995 and $.10 per barrel to $3.45 in 1994. Operating expenses for 1995 included repair costs of $1.3 million necessitated by an explosion of natural gas that had migrated from a leaking pipeline near our refinery. In 1994, repair costs of $1 million resulting from a fire at the refinery's crude unit were included in operating expenses. Frontier's steps to reduce operating costs have continued in 1995 with salaries and benefits decreasing by $1.1 million in 1995 after being flat in 1994. Although continued reductions are planned, maintenance problems may arise in the future, resulting in down time of certain processing units and reduced yields, which may increase operating costs and negatively impact profitability. No major turnaround work is scheduled for 1996.

   Depreciation expense has increased each year due to increasing investment in the refinery.


UNITED STATES OIL & GAS OPERATIONS
INFORMATION AND ANALYSIS
(In thousands)
                                             1995      1994     1993
                                           --------  --------  --------
Operating margin                           $  5,902  $  9,184  $ 10,059
Selling and general expenses                  1,525     2,180     2,110
Depreciation, depletion and amortization      3,299     8,911     7,629
Restructuring charges, primarily
  oil and gas property write-downs in 1994    1,701    17,299         0
                                           --------  --------  --------
Operating Income (Loss)                    $   (623) $(19,206) $    320
                                           ========  ========  ========

   In the third quarter of 1994, Wainoco announced its intention to cease all exploration in the United States and sell its United States oil and gas assets. During 1995, Wainoco completed the sales process and ended its production activities in the United States. Wainoco recorded restructuring losses of $1.7 million and $17.3 million in 1995 and 1994, respectively. The 1995 restructuring costs of $1.7 million were net of a $.7 million property disposition gain. The 1994 loss was comprised of an accrued $10.9 million loss on sales of properties, a $5.4 million charge for additional DD&A and the recognition of $1 million in restructuring charges.

   Gas production increased in 1994, the result of a 1993 discovery which began production in February 1994. Average gas prices declined 22% to $1.62 per mcf in 1995 and were relatively flat in 1994 compared to 1993. Oil production declined 7% in 1994 due to the sales of marginal properties and natural reservoir declines. Average oil prices increased 6% in 1995, reversing an 11% decline in 1994.

   Other income in 1995 includes a gain of $2.2 million resulting from the settlement of a breach-of-contract claim against a former gas purchaser.

   Operating costs decreased 11% in 1994, the result of reduced production taxes reflecting lower sales, cost controls being stressed in an atmosphere of weak prices and the sale or abandonment of uneconomic wells.

LIQUIDITY AND CAPITAL COMMITMENTS

INTERNAL AND EXTERNAL FUNDING

   Net cash provided by operating activities was $9.9 million, $32.1 million and $32.8 million for 1995, 1994 and 1993, respectively.
The Company
reduced debt by $25.4 million and $6.1 million during 1995 and 1994, respectively, primarily from United States oil and gas property sales. No new financing was undertaken in 1995 or 1994 whereas the Company sold common stock in July 1993 and the net proceeds of $20.8 million were used to retire $5 million of Subordinated Debentures and pay down the Company's bank lines.

LIQUIDITY AND FUTURE PLANNING

   The Company is highly leveraged as reflected by the debt to total capitalization ratio of 82% at year-end. The Company's leverage will result in its business prospects being more vulnerable to (1) downward swings in oil and gas prices and refining margins or to interruptions at the refinery and (2) if, and to the extent, the Company requires additional financing for working capital, capital expenditures, debt refinancing or other purposes, the Company's ability to obtain additional financing. At December 31, 1995, the Company had $6 million available in cash, $13.1 million available under its oil and gas line of credit, $20 million available under the Frontier line of credit and $8 million of Senior Notes held by Wainoco that are available for resale.

   Capital expenditures of approximately $15.5 million are budgeted for 1996, however, the budgeted expenditure level will be adjusted downward if anticipated cash flow projections are not achieved due to weak product prices or other negative cash flow impacts. These expenditures are allocated $5.1 million for the refinery and $10.4 million for Canadian exploration and development. The refinery's projected capital expenditures for 1996 are in line with those of 1995 and down substantially from the $58.4 million incurred during 1993 and 1992 for the refinery capital improvement program. The Company believes sustaining capital expenditure requirements at Frontier will be $5 10 million annually. Additionally, to improve refinery controls over emissions, approximately $2 million may be required over three years beginning in 1996.

   It is anticipated that cash generated by operating activities and available borrowing capacity will be sufficient to meet 1996 capital needs and the additional future anticipated costs for emissions control.

   The functional currency for the Company's Canadian operations is the Canadian dollar which year-end rate increased in 1995 after declining over the prior two years. Accordingly, the Company's Canadian net assets of C$100.2 million at December 31, 1995 are exposed to a certain level of economic risk stemming from fluctuations in the Canadian/United States dollar exchange rate. The translation adjustments included in the Company's consolidated statements of shareholders' equity arise from consolidating its Canadian operations.

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

ENVIRONMENTAL

   Numerous local, state and federal laws, rules and regulations relating to the environment are applicable to the Company's operations and activities. As a result, the Company falls under the jurisdiction of numerous state and federal agencies for administration and is exposed to the possibility of judicial or administrative actions for remediation and/or penalties brought by those agencies. Frontier is party to two consent decrees requiring the investigation and, in certain instances, mitigation of environmental impacts resulting from past operational activities. The Company has been and will be responsible for costs related to compliance with or remediations resulting from environmental regulations. There are currently no identified environmental remediation projects for which the costs can be reasonably estimated. However, the continuation of the present investigative process, other more extensive investigations over time or changes in regulatory requirements could result in future liabilities.

SELECTED QUARTERLY FINANCIAL AND OPERATING DATA
(Unaudited, dollars in thousands except per share and average prices)

                                                                 1995                                    1994
                                               --------------------------------------  --------------------------------------
                                                Fourth     Third    Second     First    Fourth     Third    Second    First
                                               --------  --------  --------  --------  --------  --------  --------  --------
Revenues                                       $ 90,736  $ 94,295  $100,366  $ 77,348  $ 91,421  $ 99,498  $ 90,590  $ 72,206
Restructuring Charges, primarily
  United States Oil and Gas
  Property Write-downs                            1,701         0         0         0    17,299         0         0         0
Operating Income (Loss)                          (2,127)    1,533     6,081    (4,479)  (13,517)    7,543     6,965     6,364
Net Income (Loss)                                (7,069)   (3,519)    1,054    (9,591)  (18,695)    2,612     2,001     1,475
Earnings (Loss) Per Share                          (.26)     (.13)     (.04)     (.35)     (.68)      .10       .07       .05
Earnings before Interest, Taxes, Depreciation
  Depletion and Amortization and Restructuring
  Charges, primarily United States Oil and Gas
  Property Write-downs (EBITDA)*                  4,569     6,565    11,350     1,636    10,650    14,825    13,597    12,322
Net Cash Provided By Operating Activities         9,867    (1,379)    7,580    (6,190)   13,781     8,329     9,163       835
Oil and Gas Operations (including United States)
  Production - Oil (mbbls)                          164       145       161       223       218       224       246       232
               Gas (bcf)                            3.6       3.5       4.5       4.4       4.7       4.7       4.5       4.3
  Average sales price - Oil (per bbl)          $  15.14  $  14.36  $  16.29  $  15.42  $  15.09  $  15.97  $  14.86  $  11.96
                        Gas (per mcf)               .92       .93       .89       .98      1.30      1.41      1.49      1.55
Refining Operations
  Total charges (bpd)                            41,230    41,209    42,402    36,481    39,581    36,993    36,133    36,442
  Sour crude charge rate (%)                         84        59        83        84        87        80        80        78
  Gasoline yields (bpd)                          17,903    17,020    18,485    15,620    16,806    15,859    15,723    16,029
  Distillate yields (bpd)                        15,125    12,817    15,573    11,430    14,906    11,282    13,325    12,860
  Total product sales (bpd)                      41,960    42,855    42,264    36,086    40,702    38,551    40,066    35,785



FIVE YEAR FINANCIAL DATA
(In thousands except per share)

                                                 1995      1994      1993      1992      1991
                                               --------  --------  --------  --------  --------
Revenues                                       $362,745  $353,715  $366,556  $376,842  $130,067
Restructuring Charges and United States
  Oil and Gas Property Write-downs                1,701    17,299         0         0    13,000
Operating Income (Loss)                           1,008     7,355    22,210    16,079    (8,713)
Income (Loss) Before Taxes                      (18,992)  (13,442)    1,989    (1,393)  (18,909)
Provision (Benefit) For Income Taxes                133      (835)     (515)     (415)     (618)
Net Income (Loss)                               (19,125)  (12,607)    2,504      (978)  (18,291)
Earnings (Loss) Per Share                          (.70)     (.46)      .10      (.04)     (.90)
EBITDA*                                          24,120    51,394    45,448    39,510    27,308
Net Cash Provided By Operating Activities         9,878    32,108    32,800    23,336    17,513
Working Capital (Deficit)                        (2,485)    1,532    (1,905)    3,344    (9,156)
Total Assets                                    238,382   277,536   296,811   291,417   286,604
Long-Term Debt                                  145,377   170,797   176,900   189,273   154,417
Shareholders' Equity                             32,464    49,449    66,040    44,956    53,987
Capital Expenditures                             16,131    23,822    40,651    41,761    47,561
Dividends Declared                                    0         0         0         0         0


*EBITDA is provided supplementally because it is a commonly used measure of performance in the energy industry. EBITDA is not presented in accordance with generally accepted accounting principles (GAAP) and should not be used in lieu of GAAP presentations of results of operations and cash flows. EBITDA and operating income before depreciation are the same as operating income before DD&A.


CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands except per share)

For the years ended December 31,                         1995      1994      1993
                                                       --------  --------  --------
REVENUES
Refined products                                       $329,784  $312,376  $324,504
Oil and gas sales                                        25,447    39,567    39,137
Other                                                     7,514     1,772     2,915
                                                       --------  --------  --------
                                                        362,745   353,715   366,556
                                                       --------  --------  --------
COSTS AND EXPENSES
Refining operating costs                                317,311   277,852   296,255
Oil and gas operating costs                              10,202    12,883    13,444
Selling and general expenses                             11,112    11,586    11,409
Depreciation, depletion and amortization                 21,411    26,740    23,238
Restructuring charges, primarily United States oil
  and gas property write-downs in 1994                    1,701    17,299         0
                                                       --------  --------  --------
                                                        361,737   346,360   344,346
                                                       --------  --------  --------

OPERATING INCOME                                          1,008     7,355    22,210
Interest expense, net                                    20,000    20,797    20,221
                                                       --------  --------  --------

INCOME (LOSS) BEFORE INCOME TAXES                       (18,992)  (13,442)    1,989
Provision (benefit) for income taxes                        133      (835)     (515)
                                                       --------  --------  --------

NET INCOME (LOSS)                                      $(19,125) $(12,607) $  2,504
                                                       ========  ========  ========

INCOME (LOSS) PER SHARE                                $   (.70) $   (.46) $    .10
                                                       ========  ========  ========

The accompanying notes are an integral part of these financial statements.


CONSOLIDATED BALANCE SHEETS
(In thousands except shares)

December 31,                                                       1995      1994
                                                                 --------  --------
ASSETS
Current Assets -
  Cash, including cash equivalents of $1,000 and
    $467 at December 31, 1995 and 1994, respectively             $  6,045  $  5,831
  Trade receivables                                                20,022    17,990
  Joint operator and other receivables                              2,345     3,209
  Inventory of crude oil, products and other                       19,736    23,618
  Other current assets                                                708     1,129
                                                                 --------  --------
    Total Current Assets                                           48,856    51,777
Property, Plant and Equipment - at cost, and
  oil and gas properties on a full cost basis                     306,725   592,936
Less - Accumulated depreciation, depletion and amortization       122,404   372,937
                                                                 --------  --------
Net Property, Plant and Equipment                                 184,321   219,999
Other Assets                                                        5,205     5,760
                                                                 --------  --------
Total Assets                                                     $238,382  $277,536
                                                                 ========  ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities -
  Accounts payable                                               $ 35,909  $ 32,991
  Oil and gas proceeds payable                                      2,705     3,421
  Accrued interest                                                  5,230     5,602
  Accrued turnaround cost                                             882     2,245
  Other accrued liabilities                                         6,615     5,986
                                                                 --------  --------
    Total Current Liabilities                                      51,341    50,245
                                                                 --------  --------
Long-Term Debt                                                    145,377   170,797
Deferred Credits and Other                                          6,782     4,627
Deferred Income Taxes                                               2,418     2,418
Commitments and Contingencies
Shareholders' Equity -
  Preferred stock, $100 par value, 500,000 shares
    authorized, no shares issued                                        0         0
  Common stock, no par, 50,000,000 shares authorized,
    27,313,502 shares and 27,310,842 shares issued
    in 1995 and 1994, respectively                                 57,172    57,172
  Paid-in capital                                                  81,767    81,758
  Retained earnings (deficit)                                     (98,029)  (78,904)
  Cumulative translation adjustment                                (8,187)  (10,307)
  Treasury stock, 57,500 shares and 60,000 shares at
    December 31, 1995 and 1994, respectively                         (259)     (270)
                                                                 --------  --------
    Total Shareholders' Equity                                     32,464    49,449
                                                                 --------  --------
Total Liabilities and Shareholders' Equity                       $238,382  $277,536
                                                                 ========  ========

The accompanying notes are an integral part of these financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

For the years ended December 31,                         1995      1994      1993
                                                       --------  --------  --------
OPERATING ACTIVITIES
Net income (loss)                                      $(19,125) $(12,607) $  2,504
Adjustments to reconcile net income (loss)
to net cash provided by operating activities
  Depreciation, depletion and amortization               21,411    26,740    23,238
  Other deferred credits                                   (750)     (498)     (460)
  Restructuring charges, primarily United States
    oil and gas property write-downs in 1994              1,701    17,299         0
  Gain on sale of Canadian marketing company             (1,780)        0         0
  Other                                                   1,563       882       598
                                                       --------  --------  --------
                                                          3,020    31,816    25,880
                                                       --------  --------  --------
Changes in components of working
  capital from operations
  (Increase) decrease in receivables                     (1,283)   (1,624)     (668)
  (Increase) decrease in inventory                        3,884    (2,722)    8,659
  (Increase) decrease in other current assets               175       949    (1,137)
  Increase (decrease) in accounts payable                 4,161     4,258      (684)
  Increase (decrease) in accrued liabilities                (79)     (569)      750
                                                       --------  --------  --------
                                                          6,858       292     6,920
                                                       --------  --------  --------
Net cash provided by operating activities                 9,878    32,108    32,800
                                                       --------  --------  --------
INVESTING ACTIVITIES
Additions to property, plant and equipment              (17,177)  (23,802)  (42,381)
Sales of oil and gas and other properties                34,145     2,215     2,262
Other                                                      (606)   (2,045)    1,136
                                                       --------  --------  --------
Net cash provided by (used in) investing activities      16,362   (23,632)  (38,983)
                                                       --------  --------  --------
FINANCING ACTIVITIES
Long-term borrowings - Bank debt                         32,500    11,964    27,400
Payments of debt - Bank debt                            (47,500)  (15,664)  (37,400)
                   Senior Notes                          (8,000)        0         0
                   Subordinated Debentures               (2,500)   (2,500)   (4,999)
Common stock offering and commitments                         0         0    21,725
Other                                                      (488)     (179)     (209)
                                                       --------  --------  --------
Net cash provided by (used in) financing activities     (25,988)   (6,379)    6,517
Effect of exchange rate changes on cash                     (38)      (36)     (274)
                                                       --------  --------  --------
Increase (decrease) in cash and cash equivalents            214     2,061        60
Cash and cash equivalents, beginning of period            5,831     3,770     3,710
                                                       --------  --------  --------
Cash and cash equivalents, end of period               $  6,045  $  5,831  $  3,770
                                                       ========  ========  ========


The accompanying notes are an integral part of these financial statements.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands except shares)

                                     Common Stock                                                        Other
                                  -------------------                                   -------------------------------------
                                  Number of                     Retained   Cumulative    Commitment                Deferred
                                    Shares             Paid-In  Earnings   Translation    To Issue     Treasury    Employee
                                    Issued    Amount   Capital  (Deficit)  Adjustment   Common Stock     Stock   Compensation
                                  ----------  -------  -------  --------   -----------  ------------   --------  ------------
DECEMBER 31, 1992                 22,122,177  $56,653  $60,513  $(68,801)  $    (2,993) $          0   $   (270) $      (146)
Shares issued in equity offering   5,000,000      500   20,342         0             0             0          0            0
Commitment to issue shares                 0        0        0         0             0           883          0            0
Deferred compensation amortization         0        0        0         0             0             0          0           95
Translation adjustment                     0        0        0         0        (3,240)            0          0            0
Net income                                 0        0        0     2,504             0             0          0            0
                                  ----------  -------  -------  --------   -----------  ------------   --------  ------------
DECEMBER 31, 1993                 27,122,177   57,153   80,855   (66,297)       (6,233)          883       (270)         (51)
Shares issued under:
  Common stock commitment            175,275       18      865         0             0          (883)         0            0
  Stock option plan                   13,390        1       38         0             0             0          0            0
Deferred compensation amortization         0        0        0         0             0             0          0           51
Translation adjustment                     0        0        0         0        (4,074)            0          0            0
Net loss                                   0        0        0   (12,607)            0             0          0            0
                                  ----------  -------  -------  --------   -----------  ------------   --------  ------------
DECEMBER 31, 1994                 27,310,842   57,172   81,758   (78,904)      (10,307)            0       (270)           0
Shares issued under:
  Stock option plan                    2,660        0        9         0             0             0          0            0
  Directors' stock plan                    0        0        0         0             0             0         11            0
Translation adjustment                     0        0        0         0         2,120             0          0            0
Net loss                                   0        0        0   (19,125)            0             0          0            0
                                  ----------  -------  -------  --------   -----------  ------------   --------  ------------
DECEMBER 31, 1995                 27,313,502  $57,172  $81,767  $(98,029)  $    (8,187) $          0   $   (259) $         0

The accompanying notes are an integral part of these financial statements.

                        NOTES TO FINANCIAL STATEMENTS

                                    1
                           NATURE OF OPERATIONS

     The financial statements include the accounts of Wainoco Oil Corporation, a Wyoming corporation, and its wholly-owned subsidiaries, including Frontier Holdings Inc. (Frontier), collectively referred to as Wainoco or the Company. Wainoco is engaged in both the crude oil (oil) and natural gas (gas) exploration, development and production business (oil and gas operations) and the crude oil refining and wholesale marketing of refined petroleum products business (refining operations). Based on current levels of capital expenditures, Wainoco places greatest emphasis on its oil and gas operations.

     Wainoco's oil and gas operations efforts are undertaken in western Canada and the refining operations conducts business in the Rocky Mountain region of the United States. The Company's Cheyenne, Wyoming refinery purchases the crude oil to be refined and markets the refined petroleum products produced, including various grades of gasoline, diesel fuel, asphalt and petroleum coke.

     Prior to the fourth quarter of 1994, Wainoco also explored for and produced oil and gas in the United States. During the third quarter of 1994, the Company announced that it intended to cease all exploration activities in the United States and during 1995 completed the sale of its United States oil and gas assets.

                                        2
                        SIGNIFICANT ACCOUNTING POLICIES

                         PROPERTY, PLANT AND EQUIPMENT

     Refining Operations. Refinery plant and equipment is depreciated based on the straight-line method over estimated useful lives of three to twenty years.

     Maintenance and repairs are expensed as incurred except for major scheduled repairs and maintenance (turnaround) of the refinery operating units. The costs for turnarounds are ratably accrued over the period from the prior turnaround to the next scheduled turnaround. Major improvements are capitalized, and the assets replaced are retired.

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

     Largely as a result of price declines for gas at December 31, 1995, capitalized oil and gas property costs are approaching the limitation on such costs, as described above. Further price deterioration during 1996 could result in a downward revision in the present value of future net income from estimated production of oil and gas reserves. A downward revision might require Wainoco to provide an additional provision for depreciation, depletion and amortization in future periods.

     New Accounting Statement. The Company adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 121, Accounting For the Impairment of Long-Lived Assets, in 1995. The oil and gas properties accounted for under the full-cost method are not affected by this satement. There was no impairment in the refinery properties.


SCHEDULE OF PROPERTY, PLANT AND EQUIPMENT
(In thousands)

December 31,                                1995      1994
                                          --------  --------
Oil and gas properties
   Canada                                 $164,711  $151,184
   United States                                 0   303,375
Refinery and pipeline                      137,598   132,872
Furniture, fixtures and other                4,416     5,505
                                          --------  --------
                                          $306,725  $592,936
                                          ========  ========



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



SCHEDULE OF COMPONENTS OF INVENTORY
(In thousands)

December 31,                                    1995      1994
                                              --------  --------
Crude oil                                     $  2,517  $  6,135
Unfinished products                              4,016     3,489
Finished products                                6,629     7,737
Chemicals                                        1,060     1,277
Repairs and maintenance supplies and other       5,514     4,980
                                              --------  --------
                                              $ 19,736  $ 23,618
                                              ========  ========


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

                                  INTEREST
     Interest is reported net of interest capitalized and interest income. Interest income of $248,000, $216,000 and $93,000 was recorded in the years ended December 31, 1995, 1994 and 1993, respectively. During 1993 the Company capitalized interest of $728,000. Wainoco capitalizes interest on debt incurred to fund the construction or acquisition of a significant asset.

     Additionally, to manage its interest cost and exposure to interest rate movements, the Company, at times, enters into interest rate swaps. Such agreements effectively change the Company's interest rate exposure.

                            CURRENCY TRANSLATION
     The Canadian dollar financial statements of the Canadian division have been translated to United States dollars. Gains and losses on currency transactions are included in the consolidated statements of operations currently, and translation adjustments are included in the consolidated statements of shareholders' equity.

                          INTERCOMPANY TRANSACTIONS
     Significant intercompany transactions are eliminated in consolidation.

                              USE OF ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                           CASH FLOW REPORTING
     Highly liquid debt instruments with a maturity, when purchased, of three months or less are considered to be cash equivalents. Cash payments for interest during 1995, 1994 and 1993 were $18.8 million, $19.4 million and $19.7 million, respectively, and cash payments for income taxes during 1995, 1994 and 1993 were $133,000, $116,000 and $124,000, respectively.

                                    3
                              LONG-TERM DEBT

SCHEDULE OF LONG-TERM DEBT
(In thousands)

December 31,                                    1995     1994
                                             --------  --------
Credit facilities
   Canadian oil and gas                      $      0  $      0
   Refining                                         0         0
   United States oil and gas                        0    15,000
Senior Notes                                   92,000   100,000
Convertible Subordinated Debentures            46,000    46,000
Subordinated Debentures                         7,377     9,797
                                             --------  --------
                                             $145,377  $170,797
                                             ========  ========


                        OIL AND GAS CREDIT FACILITIES
     Wainoco has a long-term credit facility with two banks for its Canadian oil and gas operations. Interest rates are based, at the Company's option, on
1) the bank's prime rate plus three-quarters of one percent, or 2) LIBOR, at its prevailing rate, plus one and three-quarters percent. The agreement provides for a commitment fee of one-half of 1%.

     The facility converts to a two-year term loan on December 31, 1997 with payments commencing on March 31, 1998. The credit agreements can be extended annually at the option of the lenders. The loan covenants include net worth, fixed charge coverage ratio and interest coverage ratio requirements.

     The bank reviews the oil and gas properties at least annually and make a determination of the credit to be made available (the borrowing base). If the bank determines that the unpaid balance on the line is in excess of the borrowing base, then the Company must either 1) provide additional security to increase the borrowing base by an amount at least equal to such excess, 2) repay any such excess, or 3) convert the outstanding balance to a term loan.

     The C$18 million (the United States dollar equivalent of approximately $13.1 million at December 31, 1995) Canadian revolving line of credit is secured by substantially all of the Canadian oil and gas properties. The Company may issue up to $1 million in letters-of-credit under the credit facility of which an $86,000 letter-of-credit was outstanding at December 31, 1995.

     The long-term credit facility for the United States oil and gas operations was terminated in 1995 in conjunction with the sales of the United States oil and gas properties.

                          REFINING CREDIT FACILITY
     The refining operations credit facility with a group of three banks expires April 2, 1997, and is a collateral-based facility with total capacity of up to $50 million, of which maximum cash borrowings are $20 million. Any unutilized capacity after cash borrowings is available for letters-of-credit. At December 31, 1995, there were $12.7 million in standby letters-of-credit outstanding.

     The facility provides working capital financing for operations, generally the financing of crude and product supply. It is generally secured by Frontier's current assets. The agreement provides for a quarterly commitment fee of .4 of 1%. Interest rates are based, at the Company's option, on the agent bank's prime rate plus seven-eighths percent or the reserve-adjusted LIBOR plus two percent. Standby letters-of-credit issued bear a fee of one and one-quarter percent annually, plus standard issuance and renewal fees. The facility agreement includes certain financial covenant requirements relating to Frontier's working capital, cash earnings, tangible net worth and fixed charge coverage.

                                SENIOR NOTES
     The $92 million of unsecured 12% Senior Notes (Senior Notes) are due 2002. The notes are redeemable, at the option of the Company, at a premium of 103.43% after July 31, 1997, declining to 100% in 1999. Interest is payable semiannually. In December 1995, the Company utilized proceeds from the sale of the Conroe property to acquire $8 million of Senior Notes and holds them as treasury notes.


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

                          SUBORDINATED DEBENTURES
     The $7.4 million of 10 3/4% Subordinated Debentures (Subordinated Debentures), which represent a discount to the $7.5 million face value, are due in 1998, and are redeemable at 100% of their principal amount at the option of the Company. Interest is payable semiannually, and sinking fund payments of $2.5 million for 1997 and $5 million in 1998 are required.

                RESTRICTIONS ON LOANS, TRANSFER OF FUNDS
                        AND PAYMENT OF DEVIDENDS
     Under its credit agreements, Wainoco is required to maintain a minimum consolidated shareholders' equity (as defined) equal to $30 million at December 31, 1995. Additionally, the Frontier credit facility restricts Frontier as to the distribution of capital assets and the transfer of cash in the form of loans or advances when there are any outstanding borrowings under the facility or when a default exists or would occur.

                          FIVE-YEAR MATURITIES
     The estimated five-year maturities of long-term debt are $2.5 million in 1997, $5 million in 1998 and $2.3 million in 2000.

                                   4
                             INCOME TAXES

     Wainoco files a consolidated United States federal income tax return and a separate Canadian income tax return. During 1995, the Canadian/United States income tax convention was amended (the amended tax convention) and will be implemented beginning January 1, 1996. Under the amended tax convention, Wainoco will be deemed a resident of the United States and no longer a dual resident. Wainoco undertook a Canadian tax strategy whereby certain Canadian net operating losses and oil and gas deductions arising from foreign exploration and development expenditures were recharacterized as tax asset basis. The tax asset basis will result in future oil and gas tax deductions over approximately the next seven years. The strategy will generally allow Wainoco to have the same available deductions before and after the enactment of the amended tax convention.

     The amended tax convention will have no current impact on Wainoco's tax provision. However, the Company will no longer be able to deduct corporate general and administrative overhead and interest expense against Canadian income for Canadian income tax purposes. The amended tax convention does not change the existing method of avoiding double taxation through the use of foreign tax credits.

     The following is the pretax income (loss) and the provision (benefit) for income taxes for the three years ended December 31, 1995, 1994 and 1993.


PRETAX INCOME (LOSS)
(In thousands)

                                          1995      1994      1993
                                        --------  --------  --------
Canada                                  $  2,052  $  5,743  $  5,552
United States                            (21,044)  (19,185)   (3,563)
                                        --------  --------  --------
                                        $(18,992) $(13,442) $  1,989
                                        ========  ========  ========


PROVISION (BENEFIT) FOR INCOME TAXES
(In thousands)

                                          1995      1994      1993
                                        --------  --------  --------
Canada - Current                        $    133  $   (955) $   (515)
United States - Deferred                       0       120         0
                                        --------  --------  --------
                                        $    133  $   (835) $   (515)
                                        ========  ========  ========


     The following is a reconciliation of the provision (benefit) for income taxes computed at the statutory Canadian and United States income tax rates on pretax income (loss) and the provision (benefit) for income taxes as reported for the three years ended December 31, 1995, 1994 and 1993.


RECONCILIATION OF TAX PROVISION
(In thousands)

                                          1995      1994      1993
                                        --------  --------  --------
Provision (benefit) based
  on statutory rates                    $ (6,446) $ (3,722) $   1,241
Increase (decrease) resulting from -
Unutilized net operating loss              6,446     3,722     (1,241)
Canada
  Alberta Royalty Tax Credits (ARTC)*          0    (1,075)      (621)
  Large corporation tax and other            133       120        106
                                        --------  --------   --------
                                             133      (955)      (515)
United States                                  0       120          0
                                        --------  --------   --------
Provision (benefit) as reported         $    133  $   (835)  $   (515)
                                        ========  ========   ========


*Beginning in 1995, the ARTC is recorded as oil and gas revenues.

     The following are the significant components, by type of temporary differences or carryforwards, of deferred tax liabilities and tax assets, computed at the federal statutory rates, as of December 31, 1995 and 1994.


COMPONENTS OF DEFERRED TAXES
(In thousands)
                                   December 31, 1995   December 31, 1994
                                   ------------------  ------------------
                                              United               United
                                    Canada    States    Canada     States
                                   --------  --------  --------  --------
DEFERRED TAX LIABILITIES
Property, plant and equipment
  due to differences in DD&A       $  4,646  $ 12,963  $  6,989  $ 21,022
Installment sale                          0     5,435         0     5,435
Other                                     0     1,910         0     1,509
                                   --------  --------  --------  --------
DEFERRED TAX LIABILITIES              4,646    20,308     6,989    27,966
                                   --------  --------  --------  --------
DEFERRED TAX ASSETS
Tax loss carryforwards                  601    41,321     4,798    38,417
Depletion carryforwards               3,851     3,045     3,745     3,045
Tax credit carryforwards                  0     1,915         0     2,509
Foreign exploration and
 development expenditures                 0         0    16,337         0
Tax asset basis with no book basis   25,525         0         0         0
Other                                     0     3,246         0     2,005
                                   --------  --------  --------  --------
                                     29,977    49,527    24,880    45,976
LESS - VALUATION ALLOWANCE           25,331    31,637    17,891    20,428
                                   --------  --------  --------  --------
NET DEFERRED TAX ASSETS               4,646    17,890     6,989    25,548
                                   ========  ========  ========  ========
NET DEFERRED TAX LIABILITIES       $      0  $  2,418  $      0  $  2,418
                                   ========  ========  ========  ========


     Realization of deferred tax assets is dependent on the Company's ability to generate taxable income within the life of the tax loss carryforwards. As a result of the Company's history of operating losses, a valuation allowance has been provided for deferred tax assets that are not offset by scheduled future reversals of deferred tax liabilities.

     The Company has net operating loss carryforwards for Canadian tax reporting purposes of $1.3 million which expire in 2002. The Company also has oil and gas deductions of $117.4 million and earned depletion of $8.6 million which are available indefinitely to reduce future taxable income.

     The Company has net operating loss carryforwards for United States tax reporting purposes of $117.9 million available to reduce future federal taxable income. The net operating loss carryforwards will expire as follows: $24.2 million in 1996, $22.7 million in 1997, $4.7 million in 1998, $1.7 million in 2000, $7.6 million in 2001, $3 million in 2003, $15.5 million in 2004, $4.2 million in 2005, $12 million in 2006, $8.7 million in 2007, $3.6 million in 2008 and $10 million in 2010. The Company also has tax depletion carryforwards of $8.7 million which are indefinitely available to reduce future United States income taxes payable and $.7 million in investment tax credit carryforwards available to reduce future United States income taxes payable. The investment tax credit carryforwards expire in various amounts through 2000.

                                    5
                              COMMON STOCK

                           EARNINGS PER SHARE
     In 1995 and 1994, the primary and fully diluted earnings per share were computed based on the average number of shares outstanding and did not assume the exercise of stock option shares, as losses were incurred. In 1993, the primary and fully diluted earnings per share were computed based on the average number of shares outstanding and assumed the exercise of stock option and other equivalent shares. The primary and fully diluted weighted average shares outstanding were 27,253,881, 27,335,360 and 24,454,262 in 1995, 1994 and 1993,
respectively. The primary and fully diluted earnings per share for the year 1993 were five cents more than the sum of the 1993 quarters due to the issuance of five million shares of common stock in July, which had a more significant impact on the higher earnings of the third and fourth quarters than on the year taken as a whole.

                             STOCK OPTION PLANS
     Wainoco has three stock option plans which authorize the granting of restricted stock and options to purchase shares. The plans through December 31, 1995 have reserved for issuance a total of 4,019,000 shares of common stock of which 1,566,888 shares were granted and exercised, 2,332,842 shares were granted and were outstanding and 119,270 shares were available to be granted. As of December 31, 1994, the plans had 596,325 shares available to be granted. A summary of the plans' activity is set forth in the Stock Option Activity table. Options under the plans are granted at not less than fair market value on the date of grant. No entries are made in the accounts until the options are exercised, at which time the proceeds are credited to common stock and paid-in capital.

                          RESTRICTED STOCK GRANTS
     The Company issued 63,900 restricted shares of common stock during 1989. The value of these shares and related deferred compensation was recorded in equity. The deferred compensation, based on the market value of the shares issued, was amortized ratably over a five-year vesting period.

                   NON-EMPLOYEE DIRECTORS STOCK GRANT PLAN
     During 1995, the Company established a stock grant plan for non-employee directors. The purpose of the plan is to provide a part of non-employee directors compensation in Company stock. The plan will be beneficial to the Company and its stockholders by allowing non-employee directors to have a personal financial stake in the Company through an ownership interest in the Company's common stock. The plan may grant an aggregate of 60,000 shares of the Company's common stock held in treasury.

STOCK OPTION ACTIVITY
                                                   Option         Price
                                                   Shares         Range
                                                 ---------      ------------
OUTSTANDING
December 31, 1992                                1,608,067      3.50 to 8.50
Granted                                            428,600      4.13 to 5.00
Exchanged                                         (118,000)     6.88 to 6.88
Lapsed                                             (23,300)     3.50 to 6.71
                                                 ---------      ------------
December 31, 1993                                1,895,367      3.37 to 7.75
Granted                                            457,400      4.62 to 5.00
Exercised                                          (13,390)     3.50 to 4.21
Exchanged                                         (394,400)     6.33 to 7.20
Lapsed                                             (86,530)     3.50 to 8.50
                                                 ---------      ------------
December 31, 1994                                1,858,447      3.27 to 7.75
Granted                                            760,500      2.87 to 4.50
Exercised                                           (2,660)     3.50 to 3.50
Exchanged                                         (129,400)     6.43 to 7.75
Lapsed                                            (154,045)     3.50 to 7.75
                                                 ---------      ------------
December 31, 1995                                2,332,842      2.84 to 5.13
                                                 ---------      ------------
EXERCISABLE
December 31, 1993                                1,441,114      3.37 to 7.75
December 31, 1994                                1,582,702      3.27 to 7.75
December 31, 1995                                1,707,312      2.84 to 5.13
                                                 =========      ============


                     ACCOUNTING FOR STOCK-BASED COMPENSATION
     The Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, is applicable to Wainoco beginning in 1996. Wainoco will disclose such information under the alternate reporting method in a footnote to the financial statements.

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

                                     6
                           SEGMENT INFORMATION
     Wainoco's two business segments are oil and gas operations and refining operations. Geographically, the oil and gas operations were located in the United States and Canada. However, Wainoco at December 31, 1995 no longer owns oil and gas properties in the United States. Income taxes, interest and certain amounts included in other revenues, selling and general expenses, and depreciation, depletion and amortization are not allocated to the operating segments.

     The following schedule presents certain operating income (loss) items and capital expenditures for the three years ended December 31, 1995, and identifiable assets as of December 31, 1995, 1994 and 1993, by segment by country.


SEGMENT INFORMATION
(In thousands)
                                             1995      1994      1993
                                           --------  --------  --------
REVENUES
Refining                                   $331,953  $313,187  $326,078
Oil and Gas - Canada                         21,096    24,133    22,301
              United States and Other         9,696    16,395    18,177
                                           --------  --------  --------
                                            362,745   353,715   366,556
                                           --------  --------  --------
DEPRECIATION, DEPLETION AND AMORTIZATION*
Refining                                      8,471     7,702     6,262
Oil and Gas -  Canada                         9,641    10,127     8,793
               United States and Other        3,299    14,311     8,183
                                           --------  --------  --------
                                             21,411    32,140    23,238
                                           --------  --------  --------
OPERATING INCOME
Refining                                      1,542    23,019    18,776
Oil and Gas - Canada                          2,737     6,145     6,115
              United States and Other          (623)  (19,206)      320
Unallocated Expenses                         (2,648)   (2,603)   (3,001)
                                           --------  --------  --------
                                              1,008     7,355    22,210
                                           --------  --------  --------
CAPITAL EXPENDITURES
Refining                                      4,989     8,245    26,932
Oil and Gas - Canada                         10,865    11,171     6,828
              United States and Other           277     4,406     6,891
                                           --------  --------  --------
                                             16,131    23,822    40,651
                                           --------  --------  --------
IDENTIFIABLE ASSETS
Refining                                    155,515   158,654   156,265
Oil and Gas - Canada                         75,229    74,037    76,294
              United States and Other             0    40,351    60,207
Unallocated                                   7,638     4,494     4,045
                                           --------  --------  --------
                                           $238,382  $277,536  $296,811
                                           ========  ========  ========

*Includes the United States oil and gas property write-down in 1994.


                                      7
                      COMMITMENTS AND CONTINGENCIES

                      LEASE AND OTHER COMMITMENTS
     Wainoco has noncapitalized building, equipment and vehicle lease agreements which expire from 1996 through 2002 having minimum annual payments as of December 31, 1995 of $2.1 million for 1996, $1.5 million for 1997, $1.3 million for 1998, $.8 million for 1999, $.4 million for 2000 and $.6 million thereafter. The foregoing includes commitments of $228,000 in 1996, $304,000 in 1997, and $228,000 in 1998 which were recognized as restructuring costs in 1995 as a result of the closing of United States oil and gas operations and the relocation of the corporate headquarters to a smaller location. Operating lease rental expense (exclusive of oil and gas lease rentals) was $2.2 million, $1.8 million and $1.2 million for the three years ended December 31, 1995, 1994 and 1993, respectively.

     The Company has entered into firm pipeline capacity contracts in Canada to meet contracted gas supply requirements. The Company's commitment under these contracts is approximately $3.7 million in 1996, $2.5 million in 1997, $2 million in 1998 to 1999, $1.2 million in 2000, $.6 million in 2001 and $.5 million a year from 2002 to 2009.

                        CONCENTRATION OF CREDIT RISK
     The Company's two operations have concentrations of credit risk with respect to sales within the same or related industry and within limited geographic areas. The Refining operation sells its products exclusively at wholesale, principally to independent retailers, jobbers and major oil companies located primarily in the Denver, western Nebraska and eastern Wyoming regions, with 11% of its customers accounting for approximately 69% of total refined product sales. Canadian oil and gas operations sell primarily to gas aggregators and marketers located in Alberta and British Columbia, who in turn supply natural gas to a diversified western United States and Canadian market. Wainoco extends credit to its customers based on ongoing credit evaluations. An allowance for doubtful accounts is provided based on the current evaluation of each customer's credit risk, past experience and other factors. During 1995, the Company made sales to CITGO Petroleum Corporation of $53.4 million, which accounted for 15% of consolidated revenues.

                           CONTRIBUTION PLANS
Wainoco sponsors separate defined contribution plans for Canadian division employees, United States employees covered by a collective bargaining agreement and United States employees not covered by such an agreement. All employees may participate by contributing a portion of their annual earnings to the plans. The Company makes basic and/or matching contributions on behalf of participating employees. The cost of the plans for the three years ended December 31, 1995, 1994 and 1993 was $1.7 million, $1.9 million and $1.7 million, respectively.

                             ENVIRONMENTAL
     Wainoco accrues for environmental costs as indicated in Note 1. Numerous local, state and federal laws, rules and regulations relating to the environment are applicable to the Company's operations and activities. As a result, the Company falls under the jurisdiction of numerous state and federal agencies and is exposed to the possibility of judicial or administrative actions for remediation and/or penalties brought by those agencies. Frontier is party to two consent decrees requiring the investigation and, in certain instances, mitigation of environmental impacts resulting from past operational activities. The Company has been and will be responsible for costs related to compliance with or remediations resulting from environmental regulations. There are currently no identified environmental remediation projects of which the costs can be reasonably estimated. However, the continuation of the present investigative process, other more extensive investigations over time or changes in regulatory requirements could result in future liabilities.

                               LITIGATION
     The Company is involved in various lawsuits incidental to its business. In management's opinion, the adverse determination of such lawsuits would not have a material adverse effect on the Company's financial position or results of operations.

                   COLLECTIVE BARGAINING AGREEMENT EXPIRATION
     Wainoco's refining unit hourly employees are covered by two collective bargaining agreements which expire May 7, 1996. The union employees represent 61% of the refining unit's work force.

                                    8
                      RESTRUCTURING OF OPERATIONS

     In the fourth quarter of 1995, Wainoco culminated the restructuring of operations announced in the third quarter of 1994. Wainoco has ceased exploration activities in the United States and sold its domestic oil and gas assets. The revenues, lease operating expense and DD&A related to these assets were recorded until the sales closed, which occurred at various times throughout 1995.

     Properties in the process of being sold at December 31, 1994 were recorded at net realizable value, which was the estimated sales price less cost to sell and resulted in a loss of $10.9 million. The cost of the remaining United States oil and gas producing properties at December 31, 1994 was recorded at the present value of their estimated future net income discounted at 10%, which resulted in an additional write-down of $5.4 million.

     In December 1995, the Company sold all remaining United States oil and gas properties, primarily the Conroe field, for proceeds of $18.7 million and recorded a gain of $.7 million.

     In connection with the restructuring, Wainoco communicated termination arrangements with certain of its United States oil and gas operations and corporate employees. The Company accrued severance and related costs in the amount of $2.5 million (including $.8 million for office lease abandonment) in 1995 and $1 million in 1994.

     Wainoco recorded restructuring losses in 1995 and 1994 (the gain in 1995 and loss in 1994 on the sales of assets, the 1994 additional write-down of remaining properties and the severance and related costs) in the income statement under the caption "Restructuring charges, primarily United States oil and gas properties write-downs in 1994."

                                      9
                    FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of the Company's Senior Notes, Convertible Subordinated Debentures and Subordinated Debentures was estimated based on quotations obtained from broker-dealers who make markets in these and similar securities. The bank credit facilities are based on floating interest rates and, as such, the carrying amount is a reasonable estimate of fair value. At December 31, 1995 and 1994, the carrying amounts of long-term debt instruments were $145.4 million and $170.8 million, respectively, and the estimated fair values were $130.8 million and $170.7 million.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                TO THE SHAREHOLDERS OF WAINOCO OIL CORPORATION:

     We have audited the accompanying consolidated balance sheets of Wainoco Oil Corporation (a Wyoming corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wainoco Oil Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.



ARTHUR ANDERSEN LLP

Houston, Texas
February 12, 1996

SUPPLEMENTAL FINANCIAL INFORMATION (UNAUDITED)

   The schedules presented in Supplemental Financial Information summarize the Company's oil and gas exploration and production activities. During 1994, all United States exploration ceased and certain producing properties were sold, and during 1995, the remaining oil and gas assets were sold.

   The results of operations from oil and gas producing activities are similar to the segment information disclosure in Note 6 to the financial statements, but differ as to the level of detail, classification of depreciation on furniture and fixtures and the inclusion of income taxes. The following schedule excludes interest expense, net. The income tax expenses were determined by applying statutory rates to pretax income with adjustments for tax credits, net operating loss carryforwards and permanent differences. During 1994 and 1993, the Alberta Royalty Tax Credits of $1.1 million and $.6 million, respectively, were included as credits to income tax expense, whereas in 1995, the credit of $.5 million was included in revenues from operations.


RESULTS OF OPERATIONS FROM OIL AND GAS PRODUCING ACTIVITIES
(In thousands)
                                                 1995                          1994                          1993
                                     ----------------------------  ----------------------------  ----------------------------
                                                United                        United                        United
                                      Canada    States    Total     Canada    States    Total     Canada    States    Total
                                     --------  --------  --------  --------  --------  --------  --------  --------  --------
Revenues from operations             $ 21,096  $ 9,817   $ 30,913  $ 24,133  $ 16,595  $ 40,728  $ 22,301  $ 18,177  $ 40,478
Production costs                        6,287    3,480      9,767     5,672     6,407    12,079     5,326     7,089    12,415
Production taxes                            0      435        435         0       804       804         0     1,029     1,029
Technical support and other             2,500    1,617      4,117     2,238     2,306     4,544     2,111     2,276     4,387
Provision for DD&A                      9,572    3,207     12,779    10,080     8,785    18,865     8,759     7,463    16,222
Restructuring charges, primarily
  oil and gas property
  write-downs in 1994                       0    1,701      1,701         0    17,299    17,299         0         0         0
                                     --------  --------  --------  --------  --------  --------  --------  --------  --------
Operating income (loss)                 2,737      (623)    2,114     6,143   (19,006)  (12,863)    6,105       320     6,425
Income tax expense (benefit)              133         0       133      (835)        0      (835)     (515)        0      (515)
                                     --------  --------  --------  --------  --------  --------  --------  --------  --------
Income (loss) from
  producing activities               $  2,604  $   (623) $  1,981  $  6,978  $(19,006) $(12,028) $  6,620       320     6,940
Normal DD&A per dollar of
  oil and gas sales                  $    .53  $    .43  $    .50   $   .44  $    .53  $    .48  $    .41  $    .42  $    .41
                                     ========  ========  ========  ========  ========  ========  ========  ========  ========


   The table on the following page summarizes Wainoco's proved oil and gas reserves. Oil includes condensate and natural gas liquids, and is stated in thousands of barrels. Natural gas is stated in millions of cubic feet. For the years ended December 31, 1995, 1994, 1993 and 1992, Ryder Scott Company Petroleum Engineers prepared reserve studies comprising 93%, 87%, 93% and 93%, respectively, of the Company's total discounted reserve value. The Company prepared reserve studies on the remaining properties. MBOE is defined as a thousand barrels of oil equivalent and is based on British Thermal Units at a ratio of six mcf of natural gas to one barrel of oil.


CHANGES IN PROVED OIL AND GAS RESERVE QUANTIITES

                                              Canada                    United States                     Total
                                   ----------------------------  ----------------------------  ----------------------------
                                      Oil      Gas       MBOE      Oil       Gas       MBOE      Oil       Gas       MBOE
                                   --------  --------  --------  --------  --------  --------  --------  --------  --------
DEVELOPED AND UNDEVELOPED
December 31, 1992                     1,792   150,969    26,954     4,500    43,511    11,753     6,292   194,480    38,707
Revision to previous estimates         (172)  (18,026)   (3,176)     (974)    1,332      (752)   (1,146)  (16,694)   (3,928)
Extensions, discoveries and
  other additions                       171     4,262       881       545     3,622     1,149       716     7,884     2,030
Purchases of reserves-in-place            1       607       102         8       218        44         9       825       146
Production                             (232)  (15,938)   (2,888)     (747)   (2,504)   (1,164)     (979)  (18,442)   (4,052)
Sales of reserves-in-place              (36)   (3,164)     (563)     (193)     (914)     (345)     (229)   (4,078)     (908)
                                   --------  --------  --------  --------  --------  --------  --------  --------  --------
December 31, 1993                     1,524   118,710    21,310     3,139    45,265    10,685     4,663   163,975    31,995
Revisions to previous estimates        (124)    3,025       380       683    (7,319)     (537)      559    (4,294)     (157)
Extensions, discoveries and
  other additions                       135    15,857     2,777       226       371       288       361    16,228     3,065
Purchases of reserves-in-place            0        27         4         3        85        17         3       112        21
Production                             (224)  (15,325)   (2,777)     (696)   (2,993)   (1,197)     (920)  (18,318)   (3,974)
Sales of reserves-in-place               (3)   (1,407)     (238)      (71)     (128)      (92)      (74)   (1,535)     (330)
                                   --------  --------  --------  --------  --------  --------  --------  --------  --------
December 31, 1994                     1,308   120,887    21,456     3,284    35,281     9,164     4,592   156,168    30,620
Revisions to previous estimates          73       385       137         0         0         0        73       385       137
Extensions, discoveries and
  other additions                     1,255     6,773     2,384         0         0         0     1,255     6,773     2,384
Purchases of reserves-in-place            0       338        56         0         0         0         0       338        56
Production                             (284)  (15,359)   (2,844)     (409)     (593)     (508)     (693)  (15,952)   (3,352)
Sales of reserves-in-place                0      (276)      (46)   (2,875)  (34,688)   (8,656)   (2,875)  (34,964)   (8,702)
                                   --------  --------  --------  --------  --------  --------  --------  --------  --------
December 31, 1995                     2,352   112,748    21,143         0         0         0     2,352   112,748    21,143
                                   --------  --------  --------  --------  --------  --------  --------  --------  --------
DEVELOPED
December 31, 1992                     1,726   137,163    24,587     4,486    42,083    11,500     6,212   179,246    36,087
December 31, 1993                     1,524   115,628    20,795     3,124    43,837    10,430     4,648   159,465    31,225
December 31, 1994                     1,301   119,195    21,167     3,014    35,173     8,876     4,315   154,368    30,043
December 31, 1995                     2,343   111,016    20,846         0         0         0     2,343   111,016    20,846
                                   --------  --------  --------  --------  --------  --------  --------  --------  --------
DEVELOPED AS A PERCENTAGE OF TOTAL
December 31, 1992                        96%       91%       91%      100%       97%       98%       99%       92%       93%
December 31, 1993                       100        97        98       100        97        98       100        97        98
December 31, 1994                        99        99        99        92       100        97        94        99        98
December 31, 1995                       100        98        99         0         0         0       100        98        99
                                   --------  --------  --------  --------  --------  --------  --------  --------  --------


CAPITALIZED COSTS AND RELATED ACCUMULATED DD&A
(In thousands)

                                            1995                1994
                                          --------  ----------------------------
                                                               United
                                           Canada    Canada    States     Total
                                          --------  --------  --------  --------
CAPITALIZED COSTS
Unproved properties                       $  6,037  $  5,940  $  1,264  $  7,204
Proved properties                          158,674   145,244   302,111   447,355
                                          --------  --------  --------  --------
                                           164,711   151,184   303,375   454,559
ACCUMULATED DD&A                            94,265    82,884   269,169   352,053
                                          --------  --------  --------  --------
NET CAPITALIZED COSTS                     $ 70,446  $ 68,300  $ 34,206  $102,506
                                          ========  ========  ========  ========



CAPITALIZED COSTS INCURRED FOR OIL AND GAS ACTIVITITIES
(In thousands)

                                 Unproved     Proved
                                 Property    Property  Exploration  Development   Total
                                ----------  ----------  ----------  ----------  ----------
1995
Canada                          $    3,172  $        3  $    4,913  $    2,670  $   10,758
United States                            0           0           0         253         253
                                ----------  ----------  ----------  ----------  ----------
                                     3,172           3       4,913       2,923      11,011
1994
Canada                               2,457         146       5,475       3,020      11,098
United States and Other                163          58       2,781       1,302       4,304
                                ----------  ----------  ----------  ----------  ----------
                                     2,620         204       8,256       4,322      15,402
1993
Canada                               1,399         429       3,138       1,841       6,807
United States and Other                980          69       4,294       1,221       6,564
                                ----------  ----------  ----------  ----------  ----------
                                $    2,379  $      498  $    7,432  $    3,062  $   13,371
                                ==========  ==========  ==========  ==========  ==========


   The preceding tables set forth the capitalized costs and related accumulated depreciation, depletion and amortization and capitalized costs incurred for oil and gas activities.

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


STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

                                                        1995                 1994
                                                      --------  ----------------------------
                                                                           United
                                                       Canada    Canada    States     Total
                                                      --------  --------  --------  --------
Future cash inflows                                   $152,412  $156,529  $101,061  $257,590
Future production costs                                 48,126    46,782    42,805    89,587
Future development costs                                 3,272     3,420     5,849     9,269
                                                      --------  --------  --------  --------
Future net inflows before income taxes                 101,014   106,327    52,407   158,734
Future income taxes                                      1,107     1,915       561     2,476
                                                      --------  --------  --------  --------
Future net cash flows                                   99,907   104,412    51,846   156,258
10% discount factor                                     36,765    36,606    16,189    52,795
                                                      --------  --------  --------  --------
Discounted future net cash flows                        63,142    67,806    35,657   103,463
                                                      --------  --------  --------  --------
Discounted future net cash flows before income taxes  $ 63,852  $ 68,865  $ 36,020  $104,885
                                                      ========  ========  ========  ========



CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
(In thousands)

                                                 Canada                   United States                      Total
                                      ----------------------------  ----------------------------  ----------------------------
                                        1995      1994      1993      1995      1994      1993      1995      1994      1993
                                      --------  --------  --------  --------  --------  --------  --------  --------  --------
Sales, net of production costs        $(11,677) $(17,229) $(15,924) $ (3,568) $ (9,455) $ (9,769) $(15,245) $(26,684) $(25,693)
Net change in sales price and
  production costs                     (10,817)  (21,479)   22,807      (450)  (11,302)   (3,132)  (11,267)  (32,781)   19,675
Extention, discoveries and other
  additions, net of future production
  and development costs                 14,226    11,417     5,329         0     2,331     9,760    14,226    13,748    15,089
Changes in estimated future
  development costs                        515       481     3,166        21    (1,079)     (709)      536      (598)    2,457
Development costs incurred
  during the period that reduced
  future development costs                 264       409       166         0        22         0       264       431       166
Revisions of quantity estimates            384     1,244   (12,473)        0    (2,421)   (3,622)      384    (1,177)  (16,095)
Accretion of discount                    6,887     8,858     7,681         0     5,644     5,428     6,887    14,502    13,109
Net change in income taxes                 349     4,704    (2,098)      363       286      (159)      712     4,990    (2,257)
Purchases of reserves-in-place              65        12       403         0        92       267        65       104       670
Sales of reserves-in-place                (313)     (356)     (629)  (32,083)     (363)     (451)  (32,396)     (719)   (1,080)
Changes in production rates
  (timing) and other                    (4,547)   (3,069)    1,235        60    (3,890)    4,391    (4,487)   (6,959)    5,626
                                      --------  --------  --------  --------  --------  --------  --------  --------  --------
Net increase (decrease) from
  beginning of year                   $ (4,664) $(15,008) $  9,663  $(35,657) $(20,135) $  2,004  $(40,321) $(35,143) $ 11,667
                                      ========  ========  ========  ========  ========  ========  ========  ========  ========


CORPORATE INFORMATION

COMMON STOCK
   Wainoco's common stock is listed on the New York Stock Exchange and the Alberta Stock Exchange under the symbol WOL. The quarterly high and low closing prices as reported on the New York Stock Exchange, rounded to the nearest one-eighth, are shown in the following table:


                                   High      Low
                                 --------  --------
1995
Fourth Quarter                   $  3 3/4  $  2 5/8
Third Quarter                       4         3 1/8
Second Quarter                      4 3/8     3 5/8
First Quarter                       5         3 5/8

1994
Fourth Quarter                   $  5 1/2  $  3 1/2
Third Quarter                       5 1/2     3 7/8
Second Quarter                      5 7/8     4 1/4
First Quarter                       5 1/4     3 5/8


   Wainoco has not paid dividends since 1982 and intends to continue following a policy of retaining funds for other purposes. The number of hodlers of record for Wainoco Oil Corporation common stock as of February 1, 1996 was 2,386.

REGISTRARS AND TRANSFER AGENTS
Common Stock
Harris Trust and Savings Bank
Chicago, Illinois

12% Senior Notes
Bank One, Texas, N.A.
Houston, Texas

10 3/4% Subordinated Debentures
7 3/4% Convertible Subordinated Debentures
Texas Commerce Bank
Houston, Texas

AUDITORS
Arthur Andersen LLP
Houston, Texas

OFFICERS
James R. Gibbs
President and Chief Executive Officer

Julie H. Edwards
Senior Vice President - Finance and Chief Financial Officer

S. Clark Johnson
Senior Vice President - Refining Operations

Robert D. Jones
Senior Vice President - Canadian Oil and Gas Operations

George E. Aldrich
Vice President - Controller

Gerald B. Faudel
Vice President - Safety and Environmental Affairs

BOARD OF DIRECTORS

Douglas Y. Bech
James R. Gibbs
Paul B. Loyd, Jr.
James S. Palmer
Derek A. Price
Carl W. Schafer
William Scheerer, II (Emeritus)

AVAILABILITY OF FORM 10-K

   The Company's annual report on Form 10-K, which is filed with the Securities and Exchange Commission, is available upon request and may be obtained by writing:

Mr. Larry E. Bell
Wainoco Oil Corporation
10000 Memorial, Suite 600
Houston, Texas 77024-3411