Form 10-K, Exhibit 13
period 1996-12-31
WAINOCO OIL CORP
filed 1997-03-07
CIK 110430

financial review

10    management's discussion and analysis
17    consolidated statements of operations
18    consolidated balance sheets
19    consolidated statements of cash flows
20    consolidated statements of shareholders' equity
21    notes to consolidated financial statements
28    report of independent public accountants
29    supplemental financial information (unaudited)

------------
Page 10

management's discussion and analysis

The following information is provided to assist understanding of the 1996, 1995 and 1994 consolidated financial statements and accompanying notes of Wainoco Oil Corporation and its wholly-owned subsidiaries.

operating results

summary

   In 1996, operating income increased $9.7 million to $10.7 million from $1.0 million in 1995. The improvement in operating results was primarily due to a $6.2 million increase in refining operations, a $1.4 million increase in Canadian oil and gas operations and $2.1 million in selling and general expense savings associated with termination of the United States oil and gas operations and associated corporate restructuring. In 1996, no operating results are reflected for the United States oil and gas operations other than $1.0 million included in other income related to the reduction of certain accruals established previously, versus an operating loss of $.6 million reported in 1995.

   Operating income as reported decreased $6.4 million to $1.0 million in 1995 from $7.4 million in 1994. Excluding restructuring charges and write-downs related to termination of the United States oil and gas operations of $1.7 million in 1995 and $17.3 million in 1994, operating income decreased $22.0 million to $2.7 million in 1995 from $24.7 million in 1994. Refining operating income dropped $21.5 million from 1994 as a result of extremely poor margins for light refined products, primarily gasoline and diesel. Canadian oil and gas operating income decreased $3.4 million from 1994 levels as a result of weaker gas prices resulting in lower gas revenues and a higher average effective depreciation and depletion rate.

   Wainoco's reported net loss of $6.9 million in 1996 reflected an improvement of $12.2 million from the $19.1 million loss reported in 1995. Other income in 1996 includes $1.0 million due to the reduction of certain accruals associated with the disposition of United States oil and gas operations. In 1995, other income included $4.9 million of nonrecurring items. These included $.9 million received in the settlement of a contract dispute included in refining operating income, the sale by the Canadian oil and gas operations of its interest in a Canadian gas marketing company for a net gain of $1.8 million and settlement by the United States oil and gas operations of a breach of contract claim against a former gas purchaser in amount of $2.2 million.

   The net loss of $19.1 million in 1995 was $6.5 million higher than the $12.6 million net loss reported in 1994. Excluding the restructuring charges and write-downs related to termination of the United States oil and gas operations of $1.7 million in 1995 and $17.3 million in 1994, the net loss was $22.1 million higher in 1995 than 1994.


canadian oil and gas operations

The following table summarizes oil and gas production activities:


                                           Increase              Increase
(dollars in millions)             1996    (Decrease)    1995    (Decrease)    1994
                                --------  ----------  --------  ----------  --------

Operating margin                $   14.6        (1%)  $   14.8       (20%)  $   18.4
Selling and general expenses         2.4         0%        2.4         9%        2.2
Depreciation, depletion and
    amortization                     8.1       (16%)       9.7        (4%)      10.1
                                --------  ----------  --------  ----------  --------
Operating income                $    4.1        52%   $    2.7       (56%)  $    6.1
                                --------  ----------  --------  ----------  --------
Natural gas:
    Net revenue                 $   12.9        (7%)  $   13.9       (31%)  $   20.0
    Net sales volume (bcf)          12.5       (19%)      15.4         1%       15.3
	Average sales price:
        US$/mcf                 $   1.03        14%   $   0.90       (31%)  $   1.31
        C$/mcf                  $   1.40        13%   $   1.24       (31%)  $   1.79
Oil and liquids:
    Net revenue                 $    5.9        44%   $    4.1        41%   $    2.9
    Net sales volume (mbbls)         329        16%        284        27%        224
	Average sales price:
        US$/bbl                 $  17.83        23%   $  14.46        13%   $  12.80


   Canadian operating income increased $1.4 million or 52% in 1996 versus 1995 due to improved oil and gas revenues of $.8 million, reduced operating costs of $1.3 million and reduced depreciation and depletion expense of $1.6 million, offset by a nonrecurring gain on sale of its interest in a gas marketing company of $1.8 million in 1995 and a general reduction of joint venture overhead and other fees of $.5 million from 1995 associated with a lower level of capital expenditures. Oil and gas revenues increased $.8 million or 4% to $18.7 million in 1996 versus 1995 as a result of higher oil and gas prices and oil volumes, partially offset by a decrease in gas volumes. Oil revenue increased 44% due to a 23% improvement in oil price reflective of the strong market for oil sustained throughout 1996 and the 16% improvement in oil volumes resulting from production throughout the entire year from prospects primarily developed throughout 1995. The 7% decrease in gas revenue in 1996 is attributable to a 19% decline in sales volumes, partially offset by a 14% increase in average gas price in 1996. The 1996 decline in gas volumes resulted from the Company's decision to sell non-core high operating cost producing properties, from numerous lengthy unanticipated production interruptions as a result of various operating problems encountered by a major third party gas processing and transmission company and as a result of normal production declines.

------------
Page 11

Although the average gas price increase reflected in 1996 increased 14% to $1.03/mcf, the entire increase is attributable to price escalations experienced during the fourth quarter of 1996. By comparison, the average gas price for the first nine months of 1996 was $.89/mcf versus $.90/mcf in 1995. The average gas price for the fourth quarter of 1996 was $1.43/mcf, an increase of 59% over $.90/mcf in 1995. The average gas price for December of 1996 was $2.05/mcf versus $1.01/mcf in 1995, a 103% increase. Operating expenses decreased 21% to $5.0 million in 1996 primarily as a result of continued focus on cost reduction, including the disposition of various non-core high operating cost properties for proceeds approximating $1.0 in 1996. Depreciation and depletion expense decreased 16% in 1996 of which $2.0 million was attributable to a rate decrease in 1996, offset by $.4 million related to the higher sales revenues in 1996. The aforementioned significant gas price increase in the fourth quarter of 1996 yielded $1.1 million of the $2.0 million depreciation and depletion rate savings realized over the entire year. The average depreciation and depletion rate for the year decreased to 43% in 1996 from 53% in 1995, while the fourth quarter rate decreased to 31% in 1996 from 49% in 1995.

   Canadian operating income decreased $3.4 million or 56% in 1995 versus 1994 due to decreased oil and gas revenues of $4.9 million, increased operating costs of $.6 million and reduced depreciation and depletion expenses of $.4 million. In 1995, the Company realized a gain on the sale of its interest in a gas marketing company of $1.8 million. Oil and gas revenues decreased $4.9 million or 21% to $18.0 million in 1995 versus 1994 as a result of a major decline in gas prices, partially offset by an increase in oil volumes and prices. In 1995, gas prices continued the decline that commenced during the fourth quarter of 1994, and the 31% decline in average gas price resulted in a 31% revenue decline of $6.1 million from 1994. Gas production from 1994 discoveries placed on stream in late 1994 or early 1995 offset production loss from a property sale in late 1994 and normal production declines experienced at most mature fields. An oil volume increase of 27% in 1995 due to oil prospects discovered in 1994 commencing production in late 1994 and throughout 1995, together with a 13% oil price increase in 1995, resulted in increased oil revenue of $1.2 million or 41% in 1995 versus 1994. Operating costs increased $.6 million or 11% in 1995 over 1994 due to production costs of new wells on stream and costs associated with newly installed compressors to maintain gas production at maturing fields. Depreciation and depletion decreased 4% in 1995 versus 1994 due to lower oil and gas revenues subject to depletion in 1995 versus 1994, partially offset by an increased depletion rate in 1995 caused by the decline in gas prices during 1995. The average depreciation and depletion rate for the year increased to 53% in 1995 from 44% in 1994.

   The Canadian oil and gas operations are conducted in Canadian currency. The financial statements of the Canadian oil and gas operations activities are translated and reported in United States dollars. The average Canadian/United States dollar exchange rate remained relatively flat approximating US $.73 in 1996, 1995 and 1994.

   The following table is provided to allow comparability with the operating results of Canadian based oil and gas companies that report sales on a gross before royalty basis:


                                           Increase              Increase
(dollars in millions)             1996    (Decrease)    1995    (Decrease)    1994
                                --------  ----------  --------  ----------  --------

Natural gas
   - gross before royalty:

    Revenue                     $   14.4        (7%)  $   15.5       (35%)  $   23.7
    Sales volume (bcf)              14.0       (19%)      17.3        (4%)      18.1
    Average sales price:
        US$/mcf                 $   1.03        14%   $   0.90       (31%)  $   1.31
        C$/mcf                  $   1.40        13%   $   1.24       (31%)  $   1.79
Oil and liquids
   - gross before royalty:
    Revenue                     $    6.6        43%   $    4.6        35%   $    3.4
    Sales volume (mbbls)             371        17%        316        19%        266
    Average sales price:
        US$/bbl                 $  17.83        23%   $  14.46        13%   $  12.80


refining operations

   The following table summarizes refining activities:


                                                Increase              Increase
(dollars in millions)                  1996    (Decrease)    1995    (Decrease)    1994
                                     --------  ----------  --------  ----------  --------

Operating margin                     $   20.9        43%   $   14.6       (59%)  $   35.3
Selling and general expenses              4.2        (9%)       4.6         0%        4.6
Depreciation, depletion and
    amortization                          8.9         5%        8.5        10%        7.7
                                     --------  ----------  --------  ----------  --------
Operating income                     $    7.8       420%   $    1.5       (93%)  $   23.0
                                     --------  ----------  --------  ----------  --------
Refining information:
    Total charges (bpd)                41,191         2%     40,344         8%     37,295
    Sour crude charge rate (%)            88%        14%        77%        (5%)       81%
    Gasoline yields (bpd)              16,825        (3%)    17,263         7%     16,106
    Distillate yields (bpd)            13,712         0%     13,744         5%     13,094
    Total product yields (bpd)         39,752         2%     38,958         9%     35,775
    Total product sales (bpd)          40,178        (2%)    40,813         5%     38,789
    Refined product spread ($/bbl)   $   4.48        11%   $   4.03       (31%)  $   5.88
    Sweet/sour spread ($/bbl)        $   2.56       (13%)  $   2.94       (19%)  $   3.61
    Operating expense ($/bbl)        $   3.15        (1%)  $   3.19        (8%)  $   3.45


------------
Page 12

   Refining operating income increased $6.3 million or 420% in 1996 versus 1995. This was due to improved refined product margins of $5.9 million, reduced operating costs of $1.2 million and reduced selling and general costs of $.4 million, offset by a decrease in other income of $.9 million and increased depreciation and depletion expense of $.4 million. The 1995 other income was related to settlement of a contract dispute. Refined products revenues and refining operating costs are impacted by changes in the price of crude oil. Generally, the price of crude oil remained strong throughout 1996 versus a lower average price in 1995, resulting in a $52.3 million or 16% increase in refined products revenues and corresponding $46.4 million or 17% increase in material costs in 1996 versus 1995. The refined product spread increased 11% to $4.48/bbl in 1996. Lower national distillate inventory levels in 1996 contributed to the improved diesel margins, however a continued erosion in the sweet/sour spread in 1996 from 1995, increased material costs and the adverse impact of higher crude prices significantly reduced margins for by-products such as asphalt in 1996 from 1995 levels. The Refinery has continued to increase its crude charge and product yield rates over the last four year period, with both rates increasing 2% in 1996 over 1995 levels. Gasoline yields decreased 3% in 1996 due to increased sour crude rates and reduced purchases of gasoline blend stocks. Diesel yields in 1996 remained flat with 1995 levels. The ability in future years to increase the Refinery's crude oil charge and yields is dependent upon market conditions and its continued operating reliability.

   In 1996, refined product revenues increased 16% due to a $3.84/bbl increase in average sales price, offset by a 2% decrease in sales volumes. Refinery operating costs increased $45.2 million or 14% in 1996 due to a 17% increase in material costs associated with the strong worldwide crude market, offset by a reduction in refinery operating expenses in 1996 of $1.2 million. During 1996, the Refinery increased its use of sour crude oil by 17% which favorably impacted material costs. The sour crude utilization rate expressed as a percent of total crude increased to 88% in 1996 from 77% in 1995. The favorable impact of the increased use of sour crude in 1996 was offset somewhat by the continued decline in the sweet/sour spread during 1996. The sweet/sour spread declined 13% to average $2.56/bbl in 1996, as a result of increased competition for Wyoming sour crude oil and alternate sour crudes. However, in the fourth quarter of 1996, the Refinery experienced an increase in the sweet/sour spread when they contracted for delivery in 1997 of approximately 25,000 bpd of Wyoming sour crude oil at a sweet/sour spread of $3.25 to $3.75/bbl. Further, the completion of the 172,000 bpd Express Pipeline, expected in the second quarter of 1997, will allow additional supplies of Canadian heavy crude into the Refinery's market, which may further influence the sweet/sour spread to the Refinery's benefit. The Refinery has contracted for 13,800 bpd of pipeline capacity on Express Pipeline. The $1.2 million decrease in refinery operating expenses in 1996 is primarily attributable to recovery in the first quarter of 1996 of approximately $1.3 million of repair costs related to a pipeline gas explosion in 1995. The repair costs approximating $1.3 million in 1995, and related recovery in 1996, were both included in refinery operating expense. During 1996, refinery operating expenses were reduced in various categories including insurance and turnaround expense, however these savings were offset by cost increases associated with higher natural gas prices and general maintenance costs. The strike by approximately 150 union employees which commenced May 8, 1996 and settled July 29, 1996 did not adversely impact operating costs or throughput. Although focus to reduce operating costs will continue, maintenance problems may arise in the future, resulting in downtime of certain processing units and reduced yields which may increase operating costs and negatively impact profitability. A major turnaround is scheduled in the fourth quarter of 1997 on the crude unit and reformer unit. These units are scheduled to be down for 10 and 14 days, respectively, which will decrease average yields during that time. Other turnaround work is scheduled for several Refinery units during 1997, but this work should not materially impact yields. The increase in depreciation expense reflected in 1996 of $.4 million or 5% is primarily attributable to ongoing capital investment in the Refinery.

   In 1995, refining operating income decreased $21.5 million or 93% versus 1994 due to a collapse in margins for both gasoline and distillate of $23.3 million, offset by reduced operating costs of $1.3 million and an increase in other income of $1.3 million (of which $.9 million related to settlement of a contract dispute reflected in 1995) and increased depreciation and depletion expense of $.8 million. Refined products revenues increased $17.4 million or 6%, offset by $40.7 million or 18% increase in material costs in 1995 versus 1994. As a result, the refined product spread plunged 31% to $4.03/bbl in 1995 versus $5.88 in 1994. High nationwide refining output and inventory levels, together with increased product pipeline deliveries into our marketing area depressed 1995 margins to the lowest levels since acquisition of the Refinery in 1991. The price of crude oil increased throughout 1995 versus a lower average price in 1994 which adversely impacted material costs in 1995 versus 1994. In addition, the sweet/sour spread declined 19% to $2.94/bbl in 1995. In 1995, the Refinery increased its crude charge rate by 6% and product yield rates by 9% over 1994 levels, including increased yields of gasoline and distillate up by 7% and 5%, respectively. The improvement in yield rate in 1995 was reflective of the improved reliability in 1995 versus the adverse impact downtime associated with a crude unit fire and maintenance turnaround work performed on two of the Refinery's major operating units had on yields in 1994.

------------
Page 13

   In 1995, refined product revenues increased $17.4 million or 6% primarily due to a 5% increase in sales volumes, while average prices increased less than 1%. Increased sales volumes are primarily associated with the improved reliability of the Refinery in 1995 and lack of major maintenance turnarounds performed in 1995 versus 1994. Refinery operating costs increased $39.5 million or 14% in 1995 due to an 18% increase in material costs associated with the increased cost of crude and increased crude rate in 1995, offset by a decrease in refinery operating expense in 1995 of $1.3 million. The Refinery's utilization of sour crude remained unchanged from 1994 to 1995, but with the 8% increase in total charge rate in 1995, the sour crude utilization rate expressed as a percent of total crude decreased to 77% in 1995 from 81% in 1994. The $.67/bbl decline in the sweet/sour spread in 1995 adversely impacted our material costs in 1995 compared with 1994, and was the result of increased competition for Wyoming sour crude and alternate sour crudes in our market. In 1995, refinery operating expense decreased $1.3 million or 3% from 1994 levels, related to decreased salaries and benefits of $1.1 million, and related to reductions in many cost categories such as natural gas offset by increases in others such as increased maintenance. Maintenance costs of $1.0 million associated with the crude unit fire are included in 1994, while repair costs of $1.3 million associated with a pipeline gas explosion are reflected in refinery operating expense in 1995. The increase in depreciation expense reflected in 1995 of $.8 million or 10% is primarily attributable to increases in capital investment.

united states oil and gas operations

   The following table summarizes activities related to the United States oil and gas operations which were discontinued and all related assets sold during 1995:


                                             Increase              Increase
(dollars in millions)               1996    (Decrease)    1995    (Decrease)    1994
                                  --------  ----------  --------  ----------  --------

Operating margin                  $    1.0       (83%)  $    5.9       (36%)  $    9.2
Selling and general expenses             -          -        1.5       (32%)       2.2
Depreciation, depletion and
    amortization                         -          -        3.3       (63%)       8.9
Restructuring charges, primarily
    property write-downs in 1994         -          -        1.7       (90%)      17.3
                                  --------  ----------  --------  ----------  --------
Operating income                  $    1.0       267%   $   (0.6)       97%   $  (19.2)
                                  --------  ----------  --------  ----------  --------
Natural gas:
    Net revenue                          -          -   $    1.0       (84%)  $    6.2
    Net sales volume (bcf)               -          -        0.6       (80%)       3.0
    Average sales price ($/mcf)          -          -   $   1.62       (22%)  $   2.08
Oil and liquids:
    Net revenue                          -          -   $    6.5       (38%)  $   10.4
    Net sales volume (mbbls)             -          -        409       (41%)       696
    Average sales price ($/bbl)          -          -   $  15.94         6%   $  14.99


   In the third quarter of 1994, the Company announced its intention to cease all exploration in the United States and sell its United States oil and gas assets. During 1995, Wainoco completed the sales process and ended its production activities in the United States. Wainoco recorded restructuring losses of $1.7 million and $17.3 million in 1995 and 1994, respectively. The 1995 restructuring costs are net of a $.7 million property gain. The 1994 loss was comprised of an accrued $10.9 million loss on sales of properties, a $5.4 million charge for additional depreciation and depletion and the recognition of $1.0 million in restructuring charges. Other income in 1996 includes $1.0 million due to the reduction of certain accruals associated with the disposition of United States oil and gas operations as these issues were resolved.

other expenses

   Total selling and general expenses decreased $2.5 million or 23% to $8.6 million in 1996, of which $2.0 million is associated with the termination of United States oil and gas operations in 1995 and transfer of corporate accounting and tax responsibilities to the Calgary office in 1996. Additionally, 1996 includes approximately $.2 million related to United States employees who were retained until March 31, 1996, when disposition of the United States oil and gas operations was completed.

   Interest expense declined $2.6 million or 13% in 1996 as a result of the lower average debt balance outstanding throughout 1996 with proceeds from the United States property sales applied to reduce debt primarily in December 1995. Interest expense declined $.8 million or 4% in 1995 from 1994 primarily as a result of such United States oil and gas property sale proceeds received throughout 1995. Bank interest rates declined significantly during 1996, however the majority of the Company's debt is at fixed rates, and accordingly the Company did not benefit significantly from such interest rate declines during 1996. Average outstanding long term debt was $154 million, $167 million and $180 million for the years 1996, 1995 and 1994, respectively.

   Beginning in 1995, the provision for income taxes increased due to the reclassification of Alberta Royalty Tax Credit (ARTC) as oil and gas revenues whereas it had previously been classified as a tax benefit. The ARTC was $.6 million, $.5 million and $1.1 million in 1996, 1995 and 1994, respectively.

------------
Page 14


liquidity and
capital resources

   The Company is highly leveraged as reflected by the debt to total capitalization ratio of 85% at year-end. The Company's leverage will result in its business prospects being more vulnerable to (1) downward swings in oil and gas prices and refining margins or to interruptions at the Refinery and (2) the Company's ability to obtain additional financing to the extent the Company requires additional financing for working capital, capital expenditures, debt refinancing or other purposes. At December 31, 1996, the Company had $5.2 million available in cash, $13.1 million available under its oil and gas line of credit, $20 million available under the Frontier line of credit and $5 million of Senior Notes held by Wainoco that were available for resale. Throughout 1996, Frontier borrowed funds under its working capital facility to finance primarily the increase in inventory caused by the crude oil price increase throughout 1996. As of December 31, 1996, the Company had no debt outstanding on either the reserve-based line of credit or the Frontier line of credit. During 1996 the Company amended both the Frontier line of credit and Canadian reserve-based line of credit agreements.

   Cash provided by operating activities decreased $1.4 million or 14% to $8.5 million in 1996, even though 1996 operating income increased $6.2 million and $1.4 million for the refining and Canadian oil and gas operations, respectively. Working capital required for operations in 1996 versus 1995 increased $9.4 million primarily due to the increased value of refining inventory attributable to significantly higher crude oil pricing in 1996 and utilization of approximately $3.3 million in cash during 1996 to reduce current liabilities associated with disposition of the United States oil and gas operations. The working capital deficit increased to $3.8 million in 1996 versus $2.5 million in 1995, due to an increase in current portion of long-term debt due in 1997 of $2.5 million. Working capital in 1994 was $1.5 million.

   Investing activities in 1996 included capital expenditures of $12.7 million, a decrease of $3.4 million from 1995, primarily due to a $3.1 million decrease in Canadian oil and gas operations investment. Capital expenditures of approximately $10.2 million are planned for 1997, however, this expenditure level will be adjusted downward if anticipated cash flows are not expected to be achieved due to weak product prices or other negative cash flow impacts. These expenditures are allocated $5.1 million for the Refinery and $5.1 million for Canadian exploration and development. The Refinery's projected capital expenditures for 1997 are flat with the prior two years. The Company believes sustaining capital expenditures of $5-10 million annually will be required at Frontier. During 1996, the Company received proceeds of $1.0 million for the disposal of Canadian non-core high operating cost areas, a significant decrease from $34.1 million received in 1995, of which $2.7 million was related to Canadian properties including proceeds of $1.8 million for the sale of its interest in a Canadian gas marketing company, and the balance related to the disposition of the United States oil and gas operations.

   During 1996, cash provided by operations together with a decrease in cash of $.9 million and proceeds of $3.0 million received on the resale of 12% Senior Notes were utilized to fund 1996 net investing activities. It is anticipated that cash generated by operating activities and available borrowing capacity will be sufficient to meet 1997 investing requirements and debt retirement obligations.

   The fundamental currency for the Company's Canadian operations is the Canadian dollar which year-end rate decreased to $.7297 in 1996 compared with $.7329 and $.7129 in 1995 and 1994, respectively. Accordingly, the Company's Canadian net assets of C$100.0 million at December 31, 1996 are exposed to a certain level of economic risk stemming from fluctuations in the Canadian/United States dollar exchange rate. The translation adjustments included in the Company's consolidated statements of shareholders' equity arise form consolidating its Canadian operations.

   Wainoco's credit agreements and Senior Notes currently restrict it from the payment of dividends. Additionally, under certain conditions, Frontier is restricted from the transfer of cash in the form of loans or advances to the parent. Wainoco does not believe these restrictions limit its current operating plans.

impact of changing prices

   The Company's revenues and cash flows, as well as estimates of future cash flows from oil and gas reserves, are very sensitive to changes in energy prices. Major shifts in the cost of crude and the price of refined products can result in large changes in operating margin from refining operations. Energy prices also determine the carrying value of the Refinery's inventory. Since energy prices are also a determining factor in the carrying value of oil and gas assets, any reductions in the prices of oil and natural gas could require noncash write- downs of those assets.

environmental

   Numerous local, provincial, state and federal laws, rules and regulations relating to the environment are applicable to the Company's operations and activities in both Canada and the United States. As a result, the Company falls under the jurisdiction of numerous provincial, state and federal agencies for administration and is exposed to the possibility of judicial or administrative actions for remediation and/or penalties brought by those agencies. Frontier is party to two consent decrees requiring the investigation and, in certain instances, mitigation of environmental impacts resulting from past operational activities. The Company has been and will be responsible for costs related to compliance with or remediations resulting from environmental regulations. There are currently no identified environmental remediation projects for which the costs can be reasonably estimated. However, the continuation of the present investigative process, other more extensive investigations over time or changes in regulatory requirements could result in future liabilities.

------------
Page 15


selected quarterly financial and operating data
(unaudited, dollars in thousands except per share and average prices)

                                                               1996                                         1995
                                             ------------------------------------------  ------------------------------------------
                                               Fourth     Third      Second     First      Fourth     Third      Second     First
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

Revenues                                     $ 106,881  $ 111,301  $ 104,207  $  81,563  $  90,736  $  94,295  $ 100,366  $  77,348
Restructuring charges, primarily United
   States oil and gas property write-downs           -          -          -          -      1,701          -          -          -
Operating income (loss)                          2,089      3,577      6,165     (1,130)    (2,127)     1,533      6,081     (4,479)
Net income (loss)                               (2,219)      (968)     1,737     (5,442)    (7,069)    (3,519)     1,054     (9,591)
Net income (loss) per share                       (.08)      (.04)       .06       (.20)      (.26)      (.13)       .04       (.35)
Earnings before interest, taxes,
   depreciation, depletion and amortization
   and restructuring charges, primarily
   United States oil and gas property
   write-downs (EBITDA)*                         6,239      7,902     10,302      3,399      4,569      6,565     11,350      1,636
Net cash provided by (used in) operating
   activities                                   14,420      1,358      1,140     (8,453)     9,867     (1,379)     7,580     (6,190)

Oil and gas operations
   (including United States)

   Production:
       Oil (mmbbls)                                 78         78         77         96        164        145        161        223
       Gas (bcf)                                   3.2        2.9        2.9        3.5        3.6        3.5        4.5        4.4
   Average sales price:
       Oil (per bbl)                         $   21.67  $   18.75  $   15.88  $   15.56  $   15.14  $   14.36  $   16.29  $   15.42
       Gas (per mcf)                              1.43        .86        .81        .98        .92        .93        .89        .98

Refining operations

   Total charges (bpd)                          40,659     43,718     42,296     38,070     41,230     41,209     42,402     36,481
   Sour crude charge rate (%)                       97         87         84         84         84         59         83         84
   Gasoline yields (bpd)                        14,775     17,900     16,969     17,668     17,903     17,020     18,485     15,620
   Distillate yields (bpd)                      14,973     13,129     14,169     12,570     15,125     12,817     15,573     11,430
   Total product sales                          38,946     44,248     40,910     36,579     41,960     42,855     42,264     36,086



five year financial data
(in thousands except per share)
                                              1996        1995        1994        1993        1992
                                           ----------  ----------  ----------  ----------  ----------

Revenues                                   $  403,952  $  362,745  $  353,715  $  366,556  $  376,842
Restructuring charges and United States
   oil and gas property write-downs                 -       1,701      17,299           -           -
Operating income                               10,701       1,008       7,355      22,210      16,079
Income (loss) before taxes                     (6,705)    (18,992)    (13,442)      1,989      (1,393)
Provision (benefit) for income taxes              187         133        (835)       (515)       (415)
Net income (loss)                              (6,892)    (19,125)    (12,607)      2,504        (978)
Net income (loss) per share                      (.25)       (.70)       (.46)        .10        (.04)
EBITDA*                                        27,842      24,120      51,394      45,448      39,510
Net cash provided by operating activities       8,465       9,878      32,108      32,800      23,336
Working capital (deficit)                      (3,752)     (2,485)      1,532      (1,905)      3,344
Total assets                                  239,865     238,382     277,536     296,811     291,417
Long-term debt                                145,928     145,377     170,797     176,900     189,273
Shareholders' equity                           25,269      32,464      49,449      66,040      44,956
Capital expenditures                           12,679      16,131      23,822      40,651      41,761
Dividends declared                                  -           -           -           -           -



* EBITDA is provided supplementally because it is a commonly used measure of performance in the energy industry. EBITDA is not presented in accordance with generally accepted accounting principles (GAAP) and should not be used in lieu of GAAP presentations of results of operations and cash flows. EBITDA and operating income before depreciation are the same as operating income before DD&A.

------------
Page 16


five year operating data
(dollars in thousands except per barrel and average prices)

                                              1996        1995        1994        1993        1992
                                           ----------  ----------  ----------  ----------  ----------

Canadian oil and gas operations

Annual production
    Oil (mbbls)                                   329         284         224         232         267
    Gas (bcf)                                    12.5        15.4        15.3        15.9        16.0

Daily average production
    Oil (bopd)                                    899         778         614         636         730
    Gas (mmcfd)                                  34.2        42.1        42.0        43.7        43.7

Average sales price
    Oil (per bbl)                          $    17.83  $    14.46  $    12.80  $    12.85  $    14.13
    Gas (per mcf)                                1.03         .90        1.31        1.15        1.00

Proved reserves
    Oil (mbbls)                                 1,718       2,352       1,308       1,524       1,792
    Gas (bcf)                                    93.6       112.7       120.9       118.7       151.0
    Pretax future net income at constant
     prices, discounted at 10%             $  121,523  $   63,852  $   68,865  $   88,577  $   76,816
    Proved developed reserves as a
     percentage of total reserves                  98          99          99          98          91

Refining operations

Charges (bpd)
    Sweet crude                                 4,322       8,098       6,165       6,581       8,766
    Sour crude                                 31,677      27,174      27,025      25,909      21,015
    Other feed and blend stocks                 5,192       5,072       4,105       2,957       3,079
        Total charges                          41,191      40,344      37,295      35,447      32,860

Manufactured product yields (bpd)
    Gasoline                                   16,825      17,263      16,106      15,129      13,131
    Distillate                                 13,712      13,744      13,094      11,777      10,877
    Asphalt and other                           9,215       7,951       6,575       7,128       7,485
        Total manufactured product yields      39,752      38,958      35,775      34,034      31,493

Product sales (bpd)
    Gasoline                                   20,311      20,767      19,437      19,837      19,499
    Distillate                                 12,561      13,265      12,628      11,819      11,330
    Asphalt and other                           7,306       6,781       6,724       7,682       6,500
        Total product sales                    40,178      40,813      38,789      39,338      37,329

Average sales price (per bbl)
    Gasoline                               $    28.78  $    24.68  $    24.57  $    25.24  $    27.78
    Distillate                                  28.89       23.48       23.48       25.06       25.57
    Asphalt and other                           13.21       11.73       12.18       12.00       12.16

Operating margin information
   (per sales bbl)
    Average sales price                         25.98       22.14       22.06       22.60       24.39
    Material costs                              21.50       18.11       16.18       17.09       19.56
    Product spread                               4.48        4.03        5.88        5.51        4.83
    Operating expenses excluding
      depreciation                               3.15        3.19        3.45        3.55        3.18
    Depreciation                                  .59         .55         .53         .42         .28
    Operating margin                              .74         .29        1.90        1.54        1.37

Average sweet/sour spread based on
   layed-in crude costs (per bbl)                2.56        2.94        3.61        4.48        5.53


-----------
Page 17


consolidated statements of operations
(in thousands except per share)


for the years ended December 31,                   1996        1995        1994
                                                ----------  ----------  ----------

Revenues
Refined products                                $  382,098  $  329,784  $  312,376
Oil and gas sales                                   18,738      25,447      39,567
Other                                                3,116       7,514       1,772
                                                ----------  ----------  ----------
                                                   403,952     362,745     353,715
                                                ----------  ----------  ----------
Costs and expenses
Refining operating costs                           362,485     317,311     277,852
Oil and gas operating costs                          4,986      10,202      12,883
Selling and general expenses                         8,639      11,112      11,586
Depreciation, depletion and amortization            17,141      21,411      26,740
Restructuring charges, primarily United
   States oil and gas property write-downs
   in 1994                                               -       1,701      17,299
                                                ----------  ----------  ----------
                                                   393,251     361,737     346,360
                                                ----------  ----------  ----------
Operating income                                    10,701       1,008       7,355
Interest expense, net                               17,406      20,000      20,797
                                                ----------  ----------  ----------
Income (loss) before income taxes                   (6,705)    (18,992)    (13,442)
Provision (benefit) for income taxes                   187         133        (835)
                                                ----------  ----------  ----------
Net income (loss)                               $   (6,892) $  (19,125) $  (12,607)
                                                ----------  ----------  ----------
Net income (loss) per share                     $     (.25) $     (.70) $     (.46)
                                                ----------  ----------  ----------


(the accompanying notes are an integral part of these financial statements)

-----------
Page 18


consolidated balance sheets
(in thousands except shares)

December 31,                                                1996        1995
                                                         ----------  ----------

Assets
Current assets:
   Cash, including cash equivalents of $609 and $1,000
     at December 31, 1996 and 1995, respectively         $    5,183  $    6,045
   Trade receivables                                         19,422      20,022
   Joint operator and other receivables                       1,357       2,345
   Inventory of crude oil, products and other                29,617      19,736
   Other current assets                                         730         708
                                                         ----------  ----------
       Total current assets                                  56,309      48,856
                                                         ----------  ----------
Property, plant and equipment - at cost, and oil and
   gas properties on a full cost basis                      317,697     306,725
Less - accumulated depreciation, depletion and
   amortization                                             139,091     122,404
                                                         ----------  ----------
Net property, plant and equipment                           178,606     184,321
Other assets                                                  4,950       5,205
                                                         ----------  ----------
Total assets                                             $  239,865  $  238,382
                                                         ----------  ----------

Liabilities and shareholders' equity
Current liabilities:
   Accounts payable                                      $   43,789  $   35,909
   Oil and gas proceeds payable                               1,207       2,705
   Accrued interest                                           5,249       5,230
   Accrued turnaround cost                                    3,490         882
   Other accrued liabilities                                  3,826       6,615
   Current maturities of long-term debt                       2,500           -
                                                         ----------  ----------
       Total current liabilities                             60,061      51,341
                                                         ----------  ----------
Long-term debt                                              145,928     145,377
Deferred credits and other                                    6,189       6,782
Deferred income taxes                                         2,418       2,418
Commitments and contingencies
Shareholders' equity:
   Preferred stock, $100 par value, 500,000 shares
     authorized, no shares issued                                 -           -
   Common stock, no par, 50,000,000 shares
      authorized, 27,313,502 shares issued
      in 1996 and 1995, respectively                         57,172      57,172
   Paid-in capital                                           81,767      81,767
   Accumulated deficit                                     (104,921)    (98,029)
   Cumulative translation adjustment                         (8,501)     (8,187)
   Treasury stock, 55,000 shares and 57,500 shares
      at December 31, 1996 and 1995, respectively              (248)       (259)
                                                         ----------  ----------
        Total shareholders' equity                           25,269      32,464
                                                         ----------  ----------
Total liabilities and shareholders' equity               $  239,865  $  238,382
                                                         ----------  ----------



(the accompanying notes are an integral part of these financial statements)

------------
Page 19


consolidated statements of cash flows
(in thousands)

for the years ended December 31,                       1996        1995        1994
                                                    ----------  ----------  ----------

Operating activities
Net income (loss)                                   $   (6,892) $  (19,125) $  (12,607)
Adjustments to reconcile net loss to net
  cash provided by operating activities:
   Depreciation, depletion and amortization             17,141      21,411      26,740
   Other deferred credits                                  529        (750)       (498)
   Restructuring charges, primarily United
     States oil and gas property write-downs
     in 1994                                                 -       1,701      17,299
   Gain on sale of a Canadian marketing company              -      (1,780)          -
   Other                                                   266       1,563         882
                                                    ----------  ----------  ----------
                                                        11,044       3,020      31,816
                                                    ----------  ----------  ----------
Changes in components of working capital
  from operations
   (Increase) decrease in receivables                      765      (1,283)     (1,624)
   (Increase) decrease in inventory                     (9,881)      3,884      (2,722)
   (Increase) decrease in other current assets             (35)        175         949
   Increase (decrease) in accounts payable               7,659       4,161       4,258
   Increase (decrease) in accrued liabilities           (1,087)        (79)       (569)
                                                    ----------  ----------  ----------
                                                        (2,579)      6,858         292
                                                    ----------  ----------  ----------
Net cash provided by operating activities                8,465       9,878      32,108
                                                    ----------  ----------  ----------

Investing activities
Additions to property, plant and equipment             (13,414)    (17,177)    (23,802)
Sales of oil and gas and other properties                  990      34,145       2,215
Other                                                      429        (606)     (2,045)
                                                    ----------  ----------  ----------
Net cash provided by (used in) investing
  activities                                           (11,995)     16,362     (23,632)
                                                    ----------  ----------  ----------

Financing activities
Long-term borrowings:
   Bank debt                                             9,143      32,500      11,964
   Senior notes                                          3,000           -           -
Payments of debt:
   Bank debt                                            (9,143)    (47,500)    (15,664)
   Senior notes                                              -      (8,000)          -
   Subordinated debentures                                   -      (2,500)     (2,500)
Other                                                     (345)       (488)       (179)
                                                    ----------  ----------  ----------
Net cash provided by (used in) financing
  activities                                             2,655     (25,988)     (6,379)
Effect of exchange rate changes on cash                     13         (38)        (36)
                                                    ----------  ----------  ----------
Increase (decrease) in cash and cash equivalents          (862)        214       2,061
Cash and cash equivalents, beginning of period           6,045       5,831       3,770
                                                    ----------  ----------  ----------
Cash and cash equivalents, end of period            $    5,183  $    6,045  $    5,831
                                                    ----------  ----------  ----------


(the accompanying notes are an integral part of these financial statements)

------------
Page 20


consolidated statements of shareholders' equity
(in thousands except shares)

                               Common Stock                                                              Other
                          ----------------------                                        --------------------------------------
                           Number of                           Retained    Cumulative    Commitment                 Deferred
                            Shares                  Paid-In    Earnings    Translation    to Issue     Treasury     Employee
                            Issued      Amount      Capital    (Deficit)   Adjustment   Common Stock    Stock     Compensation
                          ----------  ----------  ----------  ----------  ------------  ------------  ----------  ------------

December 31, 1993         27,122,177  $   57,153  $   80,855  $  (66,297) $     (6,233) $        883  $     (270) $        (51)
Shares issued under:
  Common stock commitment    175,275          18         865           -             -          (883)          -             -
  Stock option plan           13,390           1          38           -             -             -           -             -
Deferred compensation
  amortization                     -           -           -           -             -             -           -            51
Translation adjustment             -           -           -           -        (4,074)            -           -             -
Net income (loss)                  -           -           -     (12,607)            -             -           -             -
                          ----------  ----------  ----------  ----------  ------------  ------------  ----------  ------------
December 31, 1994         27,310,842      57,172      81,758     (78,904)      (10,307)            -        (270)            -
Shares issued under:
  Stock option plan            2,660           -           9           -             -             -           -             -
  Directors' stock plan            -           -           -           -             -             -          11             -
Translation adjustment             -           -           -           -         2,120             -           -             -
Net income (loss)                  -           -           -     (19,125)            -             -           -             -
                          ----------  ----------  ----------  ----------  ------------  ------------  ----------  ------------
December 31, 1995         27,313,502      57,172      81,767     (98,029)       (8,187)            -        (259)            -
Shares issued under:
  Stock option plan                -           -           -           -             -             -           -             -
  Directors' stock plan            -           -           -           -             -             -          11             -
Translation adjustment             -           -           -           -          (314)            -           -             -
Net income (loss)                  -           -           -      (6,892)            -             -           -             -
                          ----------  ----------  ----------  ----------  ------------  ------------  ----------  ------------
December 31, 1996         27,313,502  $   57,172  $   81,767  $ (104,921) $     (8,501) $          -  $     (248) $          -
                          ----------  ----------  ----------  ----------  ------------  ------------  ----------  ------------


(the accompanying notes are an integral part of these financial statements)

------------
Page 21

notes to consolidated financial statements

1
nature of operations

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

   Refining Operations

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

   Oil and Gas Operations

   Wainoco follows the full cost method of accounting for the capitalization of costs incurred in the acquisition, exploration and development of oil and gas reserves. The estimated costs of dismantlement, restoration and abandonment, net of salvage value, along with other future development costs are added to the costs being amortized and, when subsequently incurred, are capitalized as part of the full cost pool.

   Proceeds from sales of oil and gas properties are credited to the full cost pool unless the sale is significant, in which case a gain or loss on the sale is recognized.

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

   New Accounting Statement

   The Company adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, in 1996. As permitted by SFAS No. 123, the Company elected to continue to account for employee stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, the adoption of SFAS No. 123, "Accounting for Stock-Based Compensation" in 1996 had no effect on the Company's results of operations.



schedule of property, plant and equipment
(in thousands)

December 31,                                          1996         1995
                                                   ----------   ----------

Oil and gas properties                             $  170,879   $  164,711
Refinery and pipeline                                 142,169      137,598
Furniture, fixtures and other                           4,649        4,416
                                                   ----------   ----------
                                                   $  317,697   $  306,725
                                                   ----------   ----------


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

December 31,                                          1996         1995
                                                   ----------   ----------

Crude oil                                          $    2,863   $    2,517
Unfinished products                                     7,024        4,016
Finished products                                      12,816        6,629
Chemicals                                                 851        1,060
Repairs and maintenance supplies and other              6,063        5,514
                                                   ----------   ----------
                                                   $   29,617   $   19,736
                                                   ----------   ----------


------------
Page 22

environmental expenditures

   Environmental expenditures are expensed or capitalized based upon their future economic benefit. Costs which improve a property's pre-existing condition and costs which prevent future environmental contamination are capitalized. Costs related to environmental damage resulting from operating activities subsequent to acquisition are expensed. Liabilities for these expenditures are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated.

hedging

   The Company, at times, engages in futures transactions in its refining operations and oil and gas operations for the purpose of hedging its inventory position and product prices. Changes in the market value of futures contracts for the purpose of hedging are deferred and recognized when the hedged transaction is consummated.

interest

   Interest is reported net of interest capitalized and interest income. Interest income of $181,000, $248,000 and $216,000 was recorded in the years ended December 31, 1996, 1995 and 1994, respectively. During 1996, the Company capitalized interest of $24,000. Wainoco capitalizes interest on debt incurred to fund the construction or acquisition of a significant asset.

   Additionally, to manage its interest cost and exposure to interest rate movements, the Company, at times, enters into interest rate swaps. Such agreements effectively change the Company's interest rate exposure. At December 31, 1996, the Company was not subject to any such agreements.

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

cash flow reporting

   Highly liquid debt instruments with a maturity, when purchased, of three months or less are considered to be cash equivalents. Cash payments for interest during 1996, 1995 and 1994 were $16.9 million, $18.8 million and $19.4 million, respectively, and cash payments for income taxes during 1996, 1995 and 1994 were $187,000, $133,000 and $116,000, respectively.


3
long-term debt


schedule of long-term debt
(in thousands)

December 31,                                          1996         1995
                                                   ----------   ----------

Credit facilities
   Canadian oil and gas                            $        -   $        -
   Refining                                                 -            -
Senior notes                                           95,000       92,000
Convertible subordinated debentures                    46,000       46,000
Subordinated debentures                                 7,428        7,377
                                                   ----------   ----------
                                                      148,428      145,377
Less - current maturities                               2,500            -
                                                   ----------   ----------
                                                   $  145,928    $ 145,377
                                                   ----------   ----------


oil and gas credit facility

   Wainoco has a long-term credit facility with two banks for its Canadian oil and gas operations. Effective September 30, 1996, the Company amended its Canadian reserve-based credit facility to reduce its tangible net worth, fixed charge coverage and interest coverage covenants, and to extend its revolving period thereunder from December 31, 1997 to December 31, 1998. The loan previously converted to a two-year term loan on December 31, 1998 with payments commencing on March 31, 1999, whereas the September 30, 1996 amendment now requires payment in full of all outstanding principal on the maturity date December 31, 1998. Effective September 30, 1996, interest rates on the prime loan increased one-quarter of one percent to the bank's prime rate plus one percent. Also, the interest rate on Euro-Dollar loans increased from LIBOR, at its prevailing rate, plus one and three-quarters percent to LIBOR plus two percent providing the outstanding principal under the credit facility is equal to or less than C$5 million, or LIBOR plus two and one-quarter percent in the event the outstanding principal under the credit facility exceeds C$5 million. Finally, issuance fees for letters of credit increased from one and three-quarters percent to two percent if on the issue date the outstanding principal under the credit facility is equal to or less than C$5 million, or two and one-quarter percent if on the issue date the outstanding principal under the credit facility exceeds C$5 million. The credit agreement can be extended annually at the option of the lenders.

------------
Page 23

   The bank reviews the oil and gas properties at least annually and makes a determination of the credit to be made available (the borrowing base). If the bank determines that the unpaid balance on the line is in excess of the borrowing base, then the Company must either (1) provide additional security to increase the borrowing base by an amount at least equal to such excess or (2) repay any such excess.

   The C$18 million (the United States dollar equivalent of approximately $13.1 million at December 31, 1996) Canadian revolving line of credit is secured by substantially all of the Canadian oil and gas properties. The Company may issue up to $1 million in letters-of-credit under the credit facility of which $.7 million and $.1 million were outstanding at December 31, 1996 and 1995, respectively. No debt was outstanding under this credit line at December 31, 1996 and 1995.

   The long-term credit facility for the United States oil and gas operations was terminated in 1995 in conjunction with the sales of the United States oil and gas properties.

refining credit facility

   The refining operations has a working capital credit facility with a group of three banks. This facility was amended during 1996, which amendment extended the maturity from April 2, 1997 to April 2, 1998. The facility is a collateral-based facility with total capacity of up to $50 million, of which maximum cash borrowings are $20 million. Any unutilized capacity after cash borrowings is available for letters-of-credit. No debt was outstanding on this facility at December 31, 1996 and 1995. Standby letters-of-credit outstanding were $19.5 and $12.7 million at December 31, 1996 and 1995.

   The facility provides working capital financing for operations, generally the financing of crude and product supply. It is generally secured by Frontier's current assets. The agreement provides for a quarterly commitment fee of .375 of 1%, reduced from .4 of 1% in the recent amendment. Interest rates are based, at the Company's option, on the agent bank's prime rate plus one-half percent (reduced from seven-eighths percent) or the reserve-adjusted LIBOR plus 1.75% (reduced from two percent). Standby letters-of-credit issued bear a fee of one and one-quarter percent annually, plus standard issuance and renewal fees. The facility agreement includes certain financial covenant requirements relating to Frontier's working capital, cash earnings, tangible net worth and fixed charge coverage.

senior notes

   The $95 million of unsecured 12% Senior Notes (Senior Notes) are due 2002. The notes are redeemable, at the option of the Company, at a premium of 103.43% after July 31, 1997, declining to 100% in 1999. Interest is payable semiannually. In December 1995, the Company utilized proceeds from the sale of the Conroe property to acquire $8 million of Senior Notes, and held as treasury notes $5 million and $8 million at December 31, 1996 and 1995, respectively.

convertible subordinated debentures

   The $46 million of 7 3/4% Convertible Subordinated Debentures (Convertible Subordinated Debentures) are due in 2014. The debentures are convertible into the Company's common stock at $8.75 per share. Interest is payable semiannually. The debentures are redeemable at a premium of 102.325% declining to 100% in 1999. Sinking fund payments of 5% of the principal amount commence in 2000, and are calculated to retire 70% of the principal amount prior to maturity. Based on the effective yield at the time of issuance, the debentures are not considered common stock equivalents.

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

   Under its credit agreements, Wainoco is required to maintain a minimum consolidated shareholders' equity (as defined) equal to $19.5 million at December 31, 1996. Additionally, the Frontier credit facility restricts Frontier as to the distribution of capital assets and the transfer of cash in the form of loans or advances when there are any outstanding borrowings under the facility or when a default exists or would occur.

five-year maturities

   The estimated five-year maturities of long-term debt are $2.5 million in 1997, $5 million in 1998, $2.3 million in 2000 and 2001.


4
income taxes

   Wainoco files a consolidated United States federal income tax return and a separate Canadian income tax return. During 1995, the Canadian/United States income tax convention was amended (the amended tax convention) and implemented beginning January 1, 1996. Under the amended tax convention, Wainoco is deemed a resident of the United States and no longer a dual resident. Wainoco undertook a Canadian tax strategy whereby certain Canadian net operating losses and oil and gas deductions arising from foreign exploration and development expenditures were recharacterized as tax asset basis. The tax asset basis will result in future oil and gas tax deductions over approximately the next seven years. The strategy will generally allow Wainoco to have the same available deductions before and after the enactment of the amended tax convention.

------------
Page 24

   The amended tax convention will have no current impact on Wainoco's tax provision. However, the Company is no longer able to deduct corporate general and administrative overhead and interest expense against Canadian income for Canadian income tax purposes. The amended tax convention does not change the existing method of avoiding double taxation through the use of foreign tax credits.

   The following is the pretax income (loss) and the provision (benefit) for income taxes for the three years ended December 31, 1996, 1995 and 1994.


pretax income (loss)
(in thousands)                               1996        1995        1994
                                          ----------  ----------  ----------

Canada                                    $    3,952  $    2,052  $    5,743
United States                                (10,657)    (21,044)    (19,185)
                                          ----------  ----------  ----------
                                          $   (6,705) $  (18,992) $  (13,442)
                                          ----------  ----------  ----------




provision (benefit) for income taxes
(in thousands)                               1996        1995        1994
                                          ----------  ----------  ----------

Canada - current                          $      187  $      133  $     (955)
United States - deferred                           -           -         120
                                          ----------  ----------  ----------
                                          $      187  $      133  $     (835)
                                          ----------  ----------  ----------

   The following is a reconciliation of the provision (benefit) for income taxes computed at the statutory Canadian and United States income tax rates on pretax income (loss) and the provision (benefit) for income taxes as reported for the three years ended December 31, 1996, 1995 and 1994.


reconciliation of tax provision
(in thousands)                                     1996        1995        1994
                                                ----------  ----------  ----------

Provision (benefit) based on statutory rates    $   (2,443) $   (6,446) $   (3,722)
                                                ----------  ----------  ----------
Increase (decrease) resulting from -
Unutilized net operating loss                        2,443       6,446       3,722
Canada
   Alberta Royalty Tax Credits (ARTC)*                   -           -      (1,075)
   Large corporation tax and other                     187         133         120
                                                ----------  ----------  ----------
                                                       187         133        (955)
                                                ----------  ----------  ----------
United States                                            -           -         120
                                                ----------  ----------  ----------
Provision (benefit) as reported                 $      187  $      133  $     (835)
                                                ----------  ----------  ----------


*Beginning in 1995, the ARTC is recorded as oil and gas revenues.

   The following are the significant components, by type of temporary differences or carryforwards, of deferred tax liabilities and tax assets, computed at the federal statutory rates, as of December 31, 1996 and 1995.


components of deferred taxes

                                        December 31, 1996    December 31, 1995
                                        ------------------   ------------------
                                                   United               United
(in thousands)                           Canada    States     Canada    States
                                        --------  --------   --------  --------

Deferred tax liabilities
Property, plant and equipment
   due to differences in DD&A           $    233  $ 14,874   $  4,646  $ 12,963
Installment sale                               -     5,435          -     5,435
Other                                          -     1,415          -     1,910
                                        --------  --------   --------  --------
Deferred tax liabilities                     233    21,724      4,646    20,308
                                        --------  --------   --------  --------
Deferred tax assets
Tax loss carryforwards                       920    34,944        601    41,321
Depletion carryforwards                    3,862     3,045      3,851     3,045
Tax credit carryforwards                       -     1,209          -     1,915
Foreign exploration and
   development expenditures                    -         -          -         -
Tax asset basis with no book basis        21,788         -     25,525         -
Other                                          -     3,151          -     3,246
                                        --------  --------   --------  --------
                                          26,570    42,349     29,977    49,527
                                        --------  --------   --------  --------
Less - valuation allowance                26,337    23,043     25,331    31,637
                                        --------  --------   --------  --------
Net deferred tax assets                      233    19,306      4,646    17,890
                                        --------  --------   --------  --------
Net deferred tax liabilities            $      -  $  2,418   $      -  $  2,418
                                        --------  --------   --------  --------


   Realization of deferred tax assets is dependent on the Company's ability to generate taxable income within the life of the tax loss carryforwards. As a result of the Company's history of operating losses, a valuation allowance has been provided for deferred tax assets that are not offset by scheduled future reversals of deferred tax liabilities.

   The Company has net operating loss carryforwards for Canadian tax reporting purposes of $2.1 million which expire in 2003. The Company also has oil and gas deductions of $116.7 million and earned depletion of $8.6 million which are available indefinitely to reduce future taxable income.

   The Company has net operating loss carryforwards for United States tax reporting purposes of $99.8 million available to reduce future federal taxable income. The net operating loss carryforwards will expire as follows: $22.7 million in 1997, $4.7 million in 1998, $1.7 million in 2000, $7.6 million in 2001, $3 million in 2003, $15.5 million in 2004, $4.2 million in 2005, $12 million in 2006, $8.7 million in 2007, $3.6 million in 2008, $12.7 million in 2010 and $3.4 million in 2011. The Company also has tax depletion carryforwards of $8.7 million which are indefinitely available to reduce future United States income taxes payable and $.7 million in investment tax credit carryforwards available to reduce future United States income taxes payable. The investment tax credit carryforwards expire in various amounts through 2000.

------------
Page 25

5
common stock

earnings per share

   In 1996, 1995 and 1994, the primary and fully diluted earnings per share were computed based on the average number of shares outstanding and did not assume the exercise of stock option shares, as losses were incurred. The primary and fully diluted weighted average shares outstanding were 27,257,252, 27,253,881 and 27,335,360 in 1996, 1995 and 1994, respectively.

non-employee directors stock grant plan

   During 1995, the Company established a stock grant plan for non-employee directors. The purpose of the plan is to provide a part of non-employee directors' compensation in Company stock. The plan will be beneficial to the Company and its stockholders by allowing non-employee directors to have a personal financial stake in the Company through an ownership interest in the Company's common stock. The plan may grant an aggregate of 60,000 shares of the Company's common stock initially held in treasury. The Company made grants to directors under this plan of 2,500 shares in 1996 and 1995.

stock option plans

   Wainoco has three stock option plans which authorize the granting of restricted stock and options to purchase shares. The plans through December 31, 1996 have reserved for issuance a total of 3,967,000 shares of common stock of which 1,566,888 shares were granted and exercised, 2,331,904 shares were granted and were outstanding and 68,208 shares were available to be granted. As of December 31, 1995, the plans had 119,270 shares available to be granted. Options under the plans are granted at not less than fair market value on the date of grant. No entries are made in the accounts until the options are exercised, at which time the proceeds are credited to common stock and paid-in capital. Generally, the options vest ratably throughout their five year terms.

   A summary of the status of the Company's plans as of December 31, 1996, 1995 and 1994, and changes during the years ended on those dates is presented below:



                                              1996                         1995                         1994
                                   ---------------------------  ---------------------------  ---------------------------
                                                  Weighted-                    Weighted-                    Weighted-
                                    Number of      Average       Number of      Average       Number of      Average
                                     Options    Exercise Price    Options    Exercise Price    Options    Exercise Price
                                   -----------  --------------  -----------  --------------  -----------  --------------

Outstanding at beginning of year     2,332,842  $         4.08    1,858,447  $         4.84    1,895,367  $         5.38
Granted                                981,229            3.31      760,500            4.34      457,400            4.87
Exercised                                    0               -       (2,660)           3.50      (13,390)           3.93
Reissued                              (669,229)           4.30     (129,400)           7.39     (394,400)           7.07
Expired                               (312,938)           4.53     (154,045)           5.55      (86,530)           5.79
Outstanding at end of year           2,331,904            3.81    2,332,842            4.32    1,858,447            4.84
Exercisable at end of year           1,526,561            4.04    1,707,312            4.41    1,582,702            4.94
Available for grant at end of year      68,208                      119,720                      596,325
Weighted-average fair value of
  options granted during the year                          .65                         1.04


The following table summarizes information about stock options outstanding at December 31, 1996:


                               Options Outstanding            Options Exercisable
                          -----------------------------  ----------------------------
                                          Weighted-
                            Number         Average         Weighted-      Weighted-      Weighted-
                          Outstanding     Remaining         Average      Exercisable      Average
Range of Exercise Prices  at 12/31/96  Contractual Life  Exercise Price  at 12/31/96   Exercise Price
------------------------  -----------  ----------------  --------------  ------------  --------------
$2.83 to $4.88              2,331,904              3.04  $         3.81     1,526,561  $         4.04


-----------
Page 26

   As permitted by SFAS No. 123, the Company applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation costs been determined based on the fair value at the grant dates for awards made in 1996 and 1995 consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


(in thousands, except per share amounts)                1996        1995
                                                     ----------  ----------

Net income (loss)
   As reported                                       $   (6,892) $  (19,125)
   Pro forma                                             (7,263)    (19,316)
Net income (loss) per share
   As reported                                             (.25)       (.70)
   Pro forma                                               (.26)       (.71)


   The fair value of grants was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used: risk-free interest rates of 5.33 and 6.54%, expected volatilities of 32.95 and 38.11%, expected lives of 1.59 and 1.93 years and no dividend yield in 1996 and 1995, respectively.

6
segment information

   Wainoco's two business segments are oil and gas and refining. Geographically, the oil and gas operations were located in the United States and Canada. Effec-tive December 31, 1995, Wainoco completed disposition of all assets related to its United States oil and gas operations. During 1996, Wainoco included in other income $1.0 million due to the reduction of certain accruals associated with the disposition of United States oil and gas operations. Income taxes, interest and certain amounts included in other revenues, selling and general expenses, and depreciation, depletion and amortization are not allocated to the operating segments.

   The following schedule presents certain operating income (loss) items and capital expenditures for the three years ended December 31, 1996, and identifiable assets as of December 31, 1996, 1995 and 1994, by segment by country.


segment information
(in thousands)                                 1996        1995        1994
                                            ----------  ----------  ----------

Revenues
Refining                                    $  383,373  $  331,953  $  313,187
Oil and gas:
   Canada                                       19,592      21,096      24,133
   United States                                   987       9,696      16,395
                                            ----------  ----------  ----------
                                               403,952     362,745     353,715
                                            ----------  ----------  ----------
Depreciation, depletion and amortization*
Refining                                         8,941       8,471       7,702
Oil and Gas:
   Canada                                        8,123       9,641      10,127
   United States                                     -       3,299      14,311
Unallocated                                         77           -           -
                                            ----------  ----------  ----------
                                                17,141      21,411      32,140
                                            ----------  ----------  ----------
Operating income
Refining                                         7,761       1,542      23,019
Oil and Gas:
   Canada                                        4,129       2,737       6,145
   United States                                   987        (623)    (19,206)
Unallocated Expenses                            (2,176)     (2,648)     (2,603)
                                            ----------  ----------  ----------
                                                10,701       1,008       7,355
                                            ----------  ----------  ----------
Capital expenditures
Refining                                         4,638       4,989       8,245
Oil and Gas:
   Canada                                        7,917      10,865      11,171
   United States                                     -         277       4,406
Unallocated                                        124           -           -
                                            ----------  ----------  ----------
                                                12,679      16,131      23,822
                                            ----------  ----------  ----------
Identifiable assets
Refining                                       160,338     155,515     158,654
Oil and Gas:
   Canada                                       74,001      75,229      74,037
   United States                                     -           -      40,351
Unallocated                                      5,526       7,638       4,494
                                            ----------  ----------  ----------
                                            $  239,865  $  238,382  $  277,536
                                            ----------  ----------  ----------


*Includes the United States oil and gas property write-down in 1994.

------------
Page 27

7
commitments and
contingencies

lease and other commitments

   Wainoco has noncapitalized building, equipment and vehicle lease agreements which expire from 1997 through 2002 having minimum annual payments as of December 31, 1996 of $3.0 million for 1997, $2.8 million for 1998, $4.0 million for 1999, $.6 million for 2000, $.4 million for 2001 and $.2 million thereafter. The foregoing includes commitments of $304,000 in 1997, $228,000 in 1998 which were recognized as restructuring costs in 1995 as a result of the closing of United States oil and gas operations and the relocation of the corporate headquarters to a smaller location. Operating lease rental expense (exclusive of oil and gas lease rentals) was $2.2 million, $2.2 million and $1.8 million for the three years ended December 31, 1996, 1995 and 1994, respectively.

   The Company has entered into firm pipeline capacity contracts in Canada to meet contracted gas supply requirements. The Company's annual commitment under these contracts is approximately $3 million from 1997 to 2001 decreasing to approximately $2 million from 2002 to 2007. The 1997 commitment represents approximately 58% of gross productive capacity.

   The Company has contracted for pipeline capacity of 13,800 bpd on the Express Pipeline from Hardisty, Alberta to Guernsey, Wyoming commencing in 1997 for a period of 15 years. The Company's commitment for pipeline capacity is approximately $5.8 million per year. The Company also has commitments to purchase crude oil from various suppliers to meet its Refinery throughput requirements.

concentration of credit risk

   The Company's two operations have concentrations of credit risk with respect to sales within the same or related industry and within limited geographic areas. The Refining operation sells its products exclusively at wholesale, principally to independent retailers, jobbers and major oil companies located primarily in the Denver, western Nebraska and eastern Wyoming regions, with 12% of its customers accounting for approximately 63% of total refined product sales. Canadian oil and gas operations sell primarily to gas aggregators and marketers located in Alberta and British Columbia, who in turn supply natural gas to a diversified western United States and Canadian market. Wainoco extends credit to its customers based on ongoing credit evaluations. An allowance for doubtful accounts is provided based on the current evaluation of each customer's credit risk, past experience and other factors. During 1996, the Company made sales to CITGO Petroleum Products of $61.3 million, which accounted for 15% of consolidated revenues.

contribution plans

   Wainoco sponsors separate defined contribution plans for Canadian division employees, United States employees covered by a collective bargaining agreement and United States employees not covered by such an agreement. All employees may participate by contributing a portion of their annual earnings to the plans. The Company makes basic and/or matching contributions on behalf of participating employees. The cost of the plans for the three years ended December 31, 1996, 1995 and 1994 was $1.5 million, $1.7 million and $1.9 million, respectively.

environmental

   Wainoco accrues for environmental costs as indicated in Note 1. Numerous local, provincial, state and federal laws, rules and regulations relating to the environment are applicable to the Company's operations and activities in both Canada and the United States. As a result, the Company falls under the jurisdiction of numerous provincial, state and federal agencies and is exposed to the possibility of judicial or administrative actions for remediation and/or penalties brought by those agencies. Frontier is party to two consent decrees requiring the investigation and, in certain instances, mitigation of environmental impacts resulting from past operational activities. The Company has been and will be responsible for costs related to compliance with or remediations resulting from environmental regulations. There are currently no identified environmental remediation projects of which the costs can be reasonably estimated. However, the continuation of the present investigative process, other more extensive investigations over time or changes in regulatory requirements could result in future liabilities.

litigation

   The Company is involved in various lawsuits incidental to its business. In management's opinion, the adverse determination of such lawsuits would not have a material adverse effect on the Company's financial position or results of operations.

collective bargaining agreement expiration

   Wainoco's refining unit hourly employees are represented by seven bargaining units, the largest being the Oil, Chemical and Atomic Workers International Union ("OCAW"). Six AFL-CIO affiliated unions represent the craft workers. In July 1996, the Company concluded new bargaining agreements, with the three-year OCAW agreement to expire in July 1999, while the six-year AFL-CIO contract expires in June 2002. The union employees represent approximately 61% of the refining unit's work force.

------------
Page 28

8
restructuring of operations

   In the fourth quarter of 1995, Wainoco culminated the restructuring of exploration activities in the United States and sold its domestic oil and gas assets. The revenues, lease operating expense and DD&A related to these assets were recorded until the sales closed, which occurred at various times throughout 1995.

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

   In connection with the restructuring, Wainoco communicated termination arrangements with certain of its United States oil and gas operations and corporate employees. The Company accrued severance and related costs in the amount of $2.4 million (including $.8 million for office lease abandonment) in 1995 and $1 million in 1994.

   Wainoco recorded restructuring losses in 1995 and 1994 (the gain in 1995 and loss in 1994 on the sales of assets, the 1994 additional write-down of remaining properties and the severance and related costs) in the income statement under the caption "Restructuring charges, primarily United States oil and gas property write-downs in 1994."

   During 1996, Wainoco included in other income $1.0 million due to the reduction of certain accruals associated with disposition of the United States oil and gas operations.


9
fair value of
financial instruments

The fair value of the Company's Senior Notes, Convertible Subordinated Debentures and Subordinated Debentures was estimated based on quotations obtained from broker-dealers who make markets in these and similar securities. The bank credit facilities are based on floating interest rates and, as such, the carrying amount is a reasonable estimate of fair value. At December 31, 1996 and 1995, the carrying amounts of long-term debt instruments (including current maturities) were $148.4 million and $145.4 million, respectively, and the estimated fair values were $145.0 million and $130.8 million.


report of independent
public accountants

to the shareholders of wainoco oil corporation:

   We have audited the accompanying consolidated balance sheets of Wainoco Oil Corporation (a Wyoming corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wainoco Oil Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



Arthur Andersen LLP

Houston, Texas
February 12, 1997

------------
Page 29

supplemental financial information (unaudited)

   The schedules presented in Supplemental Financial Information summarize the Company's oil and gas exploration and production activities. During 1994, all United States exploration ceased and certain producing properties were sold, and during 1995, the remaining oil and gas assets were sold. During 1996, Wainoco included in other income $1.0 million due to the reduction of certain accruals associated with the disposition of United States oil and gas operations.

   The results of operations from oil and gas producing activities are similar to the segment information disclosure in Note 6 to the financial statements, but differ as to the level of detail, classification of depreciation on furniture and fixtures and the inclusion of income taxes. The following schedule excludes interest expense, net. The income tax expenses were determined by applying statutory rates to pretax income with adjustments for tax credits, net operating loss carryforwards and permanent differences. During 1994, the Alberta Royalty Tax Credits of $1.1 million were included as credits to income tax expense, whereas in 1996 and 1995, the credits of $.6 million and $.5 million, respectively, were included in revenues from operations.


results of operations from oil and gas producing activities

                                           1996                    1995                                1994
                                        ----------  ----------------------------------  ----------------------------------
                                                                  United                              United
(in thousands)                            Canada      Canada      States       Total      Canada      States       Total
                                        ----------  ----------  ----------  ----------  ----------  ----------  ----------

Revenues from operations                $   19,592  $   21,096  $    9,817  $   30,913  $   24,133  $   16,595  $   40,728
Production costs                             4,986       6,287       3,480       9,767       5,672       6,407      12,079
Production taxes                                 -           -         435         435           -         804         804
Technical support and other                  2,422       2,500       1,617       4,117       2,238       2,306       4,544
Provision for DD&A                           8,055       9,572       3,207      12,779      10,080       8,785      18,865
Restructuring charges, primarily oil
  and gas property write-downs in 1994           -           -       1,701       1,701           -      17,299      17,299
                                        ----------  ----------  ----------  ----------  ----------  ----------  ----------
Operating income (loss)                      4,129       2,737        (623)      2,114       6,143     (19,006)    (12,863)
Income tax expense (benefit)                   187         133           -         133        (835)          -        (835)
                                        ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income (loss) from producing activities $    3,942  $    2,604  $     (623) $    1,981  $    6,978  $  (19,006) $  (12,028)
                                        ----------  ----------  ----------  ----------  ----------  ----------  ----------
Normal DD&A per dollar of oil and
  gas sales                             $      .43  $      .53  $      .43  $      .50  $      .44  $      .53  $      .48
                                        ----------  ----------  ----------  ----------  ----------  ----------  ----------


------------
Page 30

   The table below summarizes Wainoco's proved oil and gas reserves. Oil includes condensate and natural gas liquids, and is stated in thousands of barrels. Natural gas is stated in millions of cubic feet. Subsequent to disposition of the Company's United States oil and gas operations, the Company engaged a Canadian consultant, Paddock Lindstrom & Associates Petroleum Engineers, to evaluate the Company's Canadian-based reserves. For the year ended December 31, 1996, Paddock Lindstrom & Associates prepared reserve studies comprising 88% of the Company's total discounted reserve value. For the years ended December 31, 1995, 1994 and 1993, Ryder Scott Company Petroleum Engineers prepared reserve studies comprising 93%, 87%, and 93%, respectively, of the Company's total discounted reserve value. The Company prepared reserve studies on the remaining properties. MBOE is defined as a thousand barrels of oil equivalent and is based on British Thermal Units at a ratio of six mcf of natural gas to one barrel of oil.


changes in proved oil and gas reserve quantities

                                            Canada                          United States                      Total
                                -------------------------------  -------------------------------  -------------------------------
                                   Oil        Gas       MBOE        Oil        Gas        MBOE       Oil        Gas        MBOE
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

Developed and undeveloped
December 31, 1993                   1,524    118,710     21,310      3,139     45,265     10,685      4,663    163,975     31,995
Revisions to previous estimates      (124)     3,025        380        683     (7,319)      (537)       559     (4,294)      (157)
Extensions, discoveries and
  other additions                     135     15,857      2,777        226        371        288        361     16,228      3,065
Purchases of reserves-in-place          -         27          4          3         85         17          3        112         21
Production                           (224)   (15,325)    (2,777)      (696)    (2,993)    (1,197)      (920)   (18,318)    (3,974)
Sales of reserves-in-place             (3)    (1,407)      (238)       (71)      (128)       (92)       (74)    (1,535)      (330)
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
December 31, 1994                   1,308    120,887     21,456      3,284     35,281      9,164      4,592    156,168     30,620
Revisions to previous estimates        73        385        137          -          -          -         73        385        137
Extensions, discoveries and
  other additions                   1,255      6,773      2,384          -          -          -      1,255      6,773      2,384
Purchases of reserves-in-place          -        338         56          -          -          -          -        338         56
Production                           (284)   (15,359)    (2,844)      (409)      (593)      (508)      (693)   (15,952)    (3,352)
Sales of reserves-in-place              -       (276)       (46)    (2,875)   (34,688)    (8,656)    (2,875)   (34,964)    (8,702)
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
December 31, 1995                   2,352    112,748     21,143          -          -          -      2,352    112,748     21,143
Revisions to previous estimates      (362)    (8,840)    (1,835)         -          -          -       (362)    (8,840)    (1,835)
Extensions, discoveries and
  other additions                      93      4,172        788          -          -          -         93      4,172        788
Purchases of reserves-in-place          -         21          4          -          -          -          -         21          4
Production                           (329)   (12,518)    (2,415)         -          -          -       (329)   (12,518)    (2,415)
Sales of reserves-in-place            (35)    (1,995)      (368)         -          -          -        (35)    (1,995)      (368)
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
December 31, 1996                   1,719     93,588     17,317          -          -          -      1,719     93,588     17,317
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

Developed
December 31, 1993                   1,524    115,628     20,795      3,124     43,837     10,430      4,648    159,465     31,225
December 31, 1994                   1,301    119,195     21,167      3,014     35,173      8,876      4,315    154,368     30,043
December 31, 1995                   2,343    111,016     20,846          -          -          -      2,343    111,016     20,846
December 31, 1996                   1,707     91,920     17,027          -          -          -      1,707     91,920     17,027

Developed as a percentage
   of total
December 31, 1993                    100%        97%        98%       100%        97%        98%       100%        97%        98%
December 31, 1994                     99         99         99         92        100         97         94         99         98
December 31, 1995                    100         98         99          -          -          -        100         98         99
December 31, 1996                     99         98         98          -          -          -         99         98         98


------------
Page 31


capitalized costs and related accumulated DD&A

(in thousands)                                         1996        1995
                                                    ----------  ----------

Capitalized costs
Unproved properties                                 $    7,457  $    6,037
Proved properties                                      163,422     158,674
                                                    ----------  ----------
                                                       170,879     164,711
Accumulated DD&A                                       101,869      94,265
                                                    ----------  ----------
Net capitalized costs                               $   69,010  $   70,446
                                                    ----------  ----------



capitalized costs incurred for oil and gas activities

                        Unproved   Proved
(in thousands)          Property  Property  Exploration  Development    Total
                        --------  --------  -----------  -----------  ---------
1996
Canada                  $  2,915  $    145  $     3,598  $     1,214  $   7,872
United States                  -         -            -            -          -
                        --------  --------  -----------  -----------  ---------
                           2,915       145        3,598        1,214      7,872
                        --------  --------  -----------  -----------  ---------
1995
Canada                     3,172         3        4,913        2,670     10,758
United States                  -         -            -          253        253
                        --------  --------  -----------  -----------  ---------
                        $  3,172  $      3  $     4,913  $     2,923  $  11,011
                        --------  --------  -----------  -----------  ---------



   The preceding tables set forth the capitalized costs and related accumulated depreciation, depletion and amortization and capitalized costs incurred for oil and gas activities.

-----------
Page 32

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

(in thousands)                                             1996        1995
                                                        ----------  ----------

Future cash inflows                                     $  247,190  $  152,412
Future production costs                                     47,089      48,126
Future development costs                                     4,067       3,272
                                                        ----------  ----------
Future net inflows before income taxes                     196,034     101,014
Future income taxes                                         27,817       1,107
                                                        ----------  ----------
Future net cash flows                                      168,217      99,907
10% discount factor                                         59,640      36,765
                                                        ----------  ----------
Discounted future net cash flows                           108,577      63,142
                                                        ----------  ----------
Discounted future net cash flows before income taxes    $  121,523  $   63,852
                                                        ----------  ----------



changes in standardized measure of discounted future net cash flows

                                                    Canada                    United States                     Total
                                         ----------------------------  ----------------------------  ----------------------------
(in thousands)                             1996      1995      1994      1996      1995      1994      1996      1995      1994
                                         --------  --------  --------  --------  --------  --------  --------  --------  --------

Sales, net of production costs           $(13,752) $(11,677) $(17,229) $      -  $ (3,568) $ (9,455) $(13,752) $(15,245) $(26,684)
Net change in sales price and
   production costs                        75,308   (10,817)  (21,479)        -      (450)  (11,302)   75,308   (11,267)  (32,781)
Extension, discoveries and other
   additions, net of future production
   and development costs                    5,776    14,226    11,417         -         -     2,331     5,776    14,226    13,748
Changes in estimated future
   development costs                         (520)      515       481         -        21    (1,079)     (520)      536      (598)
Development costs incurred during
   the period that reduced future
   development costs                          260       264       409         -         -        22       260       264       431
Revisions of quantity estimates           (12,446)      384     1,244         -         -    (2,421)  (12,446)      384    (1,177)
Accretion of discount                       6,385     6,887     8,858         -         -     5,644     6,385     6,887    14,502
Net change in income taxes                (12,236)      349     4,704         -       363       286   (12,236)      712     4,990
Purchases of reserves-in-place                 23        65        12         -         -        92        23        65       104
Sales of reserves-in-place                   (553)     (313)     (356)        -   (32,083)     (363)     (553)  (32,396)     (719)
Changes in production rates
   (timing) and other                      (2,810)   (4,547)   (3,069)        -        60    (3,890)   (2,810)   (4,487)   (6,959)
                                         --------  --------  --------  --------  --------  --------  --------  --------  --------
Net increase (decrease) from
   beginning of year                     $ 45,435  $ (4,664) $(15,008) $      -  $(35,657) $(20,135) $ 45,435  $(40,321) $(35,143)
                                         --------  --------  --------  --------  --------  --------  --------  --------  --------


Wainoco Oil Corporation
10000 Memorial Drive
Suite 600
Houston, Texas 77024-3411
713-688-9600