Form 10-K, Exhibit 13
period 1997-12-31
WAINOCO OIL CORP
filed 1998-02-26
CIK 110430

Management's Discussion and Analysis

General

   In 1997 the Company decided to focus entirely on its refining business and to divest its remaining exploration and production operations. The Company had previously completed the sale of its domestic oil and gas properties (the "U.S. Disposition") in 1995, and in June 1997, it closed the sale of all of its Canadian oil and gas properties (the "Canadian Disposition"). After such dispositions, the Company's primary continuing operation is the Frontier Refinery. Accordingly, the Company's operating results for its oil and gas operations segment, comprising the oil and gas properties divested in the U.S. Disposition and the Canadian Disposition, are presented as discontinued operations in the consolidated financial statements.

   The Company experiences stronger demand for its refined products, particularly gasoline and asphalt, during the summer months due to seasonal increases in highway traffic and road construction work. As a result, the Company's operating results for the first and fourth calendar quarters are generally lower than those for the second and third quarters. Demand for diesel is more stable, but reduced road construction and agricultural work during the winter months does have an impact on demand for diesel. Consistent with the seasonality of its business, the Company invests in working capital during the first half of the year and recovers working capital investment in the second half of the year.

Results of Operations

   1997 Compared with 1996. The Company had net income for the year ended December 31, 1997 of $19.1 million or $0.69 per share, compared to a loss of $6.9 million or ($0.25) per share for 1996. The 1997 results include a $23.3 million gain resulting from the Canadian Disposition which closed on June 16, 1997, a $9.9 million reduction to income in recognition of the cumulative translation adjustment and a $3.9 million extraordinary loss on early retirement of debt.

   Operating income increased by $16.1 million in the year ended December 31, 1997 as compared to 1996 due to an increase in the refined product spread (revenues less material costs) of $19.5 million and an increase in other income of $1.1 million, offset by an increase in refining operating expenses of $2.6 million and selling and general costs of $1.8 million.

   Refined product revenues and refining operating costs are impacted by changes in the price of crude oil. The price of crude oil was lower in 1997 than in 1996. The refined product spread for 1997 was $5.78 per bbl compared to $4.48 per bbl for 1996. The refined product spread increased due to better light product margins, primarily gasoline, and an improved light/heavy spread which more than offset inventory losses in the first quarter of 1997 of approximately $4.0 million from a decline in crude oil prices of more than $6.00 per bbl. Inventories are recorded at the lower of cost on a FIFO basis or market. Refined product revenues decreased $8.0 million, or 2%, in 1997 as compared to 1996. The decrease in refined product revenues resulted primarily from $1.67 per bbl decrease in average diesel sales prices offset by a $0.05 per bbl increase in average gasoline sales prices. Refined product sales volumes were nearly the same for the 1997 and 1996 periods.

   Other income increased $1.1 million to $2.3 million for the year ended December 31, 1997 as compared to 1996 mostly due to foreign currency transaction gains of $522,000 related to the Canadian sales proceeds and higher processing fees.

   Refining operating costs decreased $25.0 million, or 7%, in the year ended December 31, 1997 from 1996 due to a $27.6 million decrease in material costs partially offset by an increase in refining operating expenses of $2.6 million. Material costs per bbl decreased 9%, or $2.01 per bbl in 1997 due to lower oil prices, lower crude oil charges, increased use of heavy crude oil and an increase in the light/heavy spread. The crude oil charge rate declined by 870 bpd in 1997 due to turnaround work conducted on the crude unit in the fourth quarter of 1997. During 1997, Frontier increased its use of heavy crude oil by 1% and the heavy crude oil utilization rate expressed as a percent of total crude oil increased to 91% in 1997 from 88% in 1996. In addition, the light/heavy spread increased 38% to average $3.54 per bbl for the year ended December 31, 1997 because the Company contracted for approximately 30,000 bpd of Wyoming and Canadian heavy crude oil for much of 1997 at a light/heavy spread substantially better than it obtained for the same period in 1996. For 1998, the Company has contracted for an average of 29,000 bpd of Wyoming and Canadian heavy crudes at a light/heavy spread ranging from $4.80 to $5.25 per bbl. Refining operating expenses increased by $0.15 per bbl to $3.30 due to higher maintenance and turnaround costs and leased equipment costs offset by decreased natural gas and utility costs. Prior year operating expenses were reduced by a $1.3 million settlement of repair costs rela ted to a 1995 pipeline gas explosion. Although efforts to reduce refining operating expenses will continue, maintenance problems may arise in the future, resulting in downtime of certain processing units and reduced yields which may increase operating expenses and negatively impact profitability. A major turnaround is scheduled in the spring of 1998 on the fluid catalytic cracking unit and alkylation and related units. These units are scheduled to be down for 28 days, which will decrease average yields during that time. Other turnaround work is scheduled for several Refinery units during 1998, but this work should not materially impact yields.

   Selling and general expenses increased $1.8 million, or 28%, for the year ended December 31, 1997 reflecting increases in salaries and benefits. Included in 1996 is $0.2 million of salary and salary-related expenses of certain employees who were not retained after March 31, 1996, in connection with the U.S. Disposition in late 1995 and a corporate reorganization in early 1996.

   Depreciation increased $152,000 or 2% for the year ended December 31, 1997 as compared to 1996. Such increase was attributable to ongoing capital investment in the Refinery.

   Net interest expense decreased by $3.3 million, or 19%, in the year ended December 31, 1997 as compared to 1996. Such decrease was attributable to interest income of $2.0 million earned primarily on the sale proceeds of the Canadian Disposition and reduced interest expense of $1.3 million due to early retirement of debt. On October 1, 1997, the Company retired $7.5 million of its 10-3/4% Subordinated Debentures, and by the end of 1997, $72.4 million principal amount of its 12% Senior Notes was retired. Average debt decreased from $154 million for the year ended December 31, 1996 to $138 million in 1997.

   Income from discontinued oil and gas operations includes the Company's Canadian oil and gas operation through May 5, 1997. Income from discontinued operations was $1.7 million for the year ended December 31, 1997 as compared to $4.8 million for 1996.

   1996 Compared with 1995. Operating income increased $6.7 million, or 605%, in 1996 compared to 1995. Such increase was attributable to improved refined product spread of $5.9 million, reduced operating costs of $1.2 million and reduced selling and general costs of $0.9 million, offset by a decrease in other income of $0.8 million and an increased depreciation expense of $0.5 million. The 1995 other income was related to a settlement of a contract dispute.

   Refined products revenues and refining operating costs are impacted by changes in the price of crude oil. Generally, the price of crude oil remained strong throughout 1996 compared to a lower average price in 1995. The refined product spread increased 11%, to $4.48 per bbl, in 1996. Lower national distillate inventory levels in 1996 contributed to the improved diesel margins; however, a continued decline in the light/heavy spread in 1996 compared to 1995 increased material costs. The adverse impact of higher crude oil prices significantly reduced margins for by-products, such as asphalt, in 1996 compared to 1995 levels. In 1996, refined product revenues increased 16% from 1995 due to a $3.84 per bbl increase in average sales price, offset by a 2% decrease in sales volumes.

   Refining operating costs increased $45.2 million, or 14%, in 1996 compared to 1995 due to a 17% increase in material costs associated with the strong worldwide crude oil market, offset by a reduction in the refining operating expenses of $1.2 million. During 1996, Frontier increased its use of heavy crude oil by 17% which favorably impacted material costs. The heavy crude oil utilization rate expressed as a percent of total crude oil increased to 88% in 1996 from 77% in 1995. The favorable impact of the increased use of heavy crude oil in 1996 was offset somewhat by the continued decline in the light/heavy spread during 1996. In 1996, the light/heavy spread declined 13% from 1995 to average $2.56 per bbl as a result of increased competition for Wyoming heavy crude oil and other sources of heavy crude oil in the Company's market area. However, in the fourth quarter of 1996, the Frontier Refinery experienced an increase in the light/heavy spread when it contracted for delivery in 1997 of approximately 25,000 bpd of Wyoming heavy crude oil at a light/heavy spread of $3.25 to $3.75 per bbl. The $1.2 million decrease in refinery operating expenses in 1996 was primarily attributable to recovery in the first quarter of 1996 of approximately $1.3 million of repair costs related to a pipeline gas explosion in 1995. The repair costs approximating $1.3 million in 1995, and related recovery in 1996, were both included in refinery operating expense. During 1996, refinery operating expenses were reduced in various categories including insurance and turnaround expense; however, these savings were offset by cost increases associated with higher natural gas prices and general maintenance costs. The strike by approximately 150 union employees which commenced May 8, 1996 and settled July 29, 1996 did not adversely impact operating costs or throughput. The increase in depreciation expense reflected in 1996 of $500,000, or 6%, from 1995 was primarily attributable to ongoing capital investment in the Frontier Refinery.

   Selling and general expenses decreased $0.9 million, or 12%, to $6.3 million in 1996 compared to 1995 due to a reduction in corporate staff after the U.S. Disposition. Additionally, 1996 included approximately $0.2 million in expenses for corporate staff who were retained until March 31, 1996.

   Net interest expense decreased $1.0 million, or 5%, in 1996 compared to 1995 as a result of lower average debt balance outstanding throughout 1996 with proceeds from the U.S. Disposition applied to reduce debt primarily in December 1995.

   Discontinued oil and gas operations includes both Canadian and United States oil and gas operations. Income from discontinued operations was $4.8 million in 1996 compared to $211,000 in 1995.

Liquidity and Capital Resources

   On June 16, 1997, the Company completed the Canadian Disposition. Net proceeds after purchase price adjustments, transaction expenses and severance costs were approximately $91.3 million (C$126.7 million). With proceeds from the sale, the Company redeemed $49.2 million of its 12% Senior Notes, including redemption premium, during the third quarter of 1997, and on October 1, 1997, redeemed the remaining $7.5 million outstanding of 10-3/4% Subordinated Debentures at par. In addition, on December 30, 1997, the Company redeemed $25.6 million of its 12% Senior Notes, including redemption premium. In total, $79.9 million principal amount of debt was retired with sales proceeds. As of December 31, 1997, the Company had a debt to capitalization ratio of 56% compared to the highly leveraged percentage of 85% as of year-end 1996.

   On February 9, 1998, the Company issued $70 million of 9-1/8% Senior Notes (the "New Senior Notes") due 2006. On February 10, 1998, the Company called for redemption the remaining $24.6 million of its Senior Notes and $46 million of its Convertible Subordinated Debentures outstanding at December 31, 1997 (together, the "Redemptions"). The Company will use the net proceeds from the issuance of the New Senior Notes and available cash to fund the Redemptions. To the extent the holders of the Convertible Subordinated Debentures elect to convert their Convertible Subordinated Debentures into shares of the Company's common stock prior to redemption, a portion of the net proceeds will not be needed to effect such redemption. Depending on market conditions, the Company may use any such excess proceeds to repurchase shares of its common stock in the open market. Any remaining unused proceeds will be used for general corporate purposes.

   At December 31, 1997, the Company had $21.7 million available in cash, $20 million available under the Frontier Credit Facility and $250,000 of 12% Senior Notes held by Wainoco. The Company had working capital of $20.9 million at December 31, 1997, including the portion of the sales proceeds from the Canadian Disposition remaining after debt retirement.

   Net cash provided by operating activities was $12.5 million, $8.5 million and $9.9 million for 1997, 1996 and 1995, respectively. Working capital changes required $9.9 million and $2.6 million of cash flows for 1997 and 1996, respectively. Consistent with the seasonality of its business, the Company invests in working capital during the first half of the year and recovers working capital investment in the second half of the year.

   Investing activities in 1997 included capital expenditures of $9.0 million, a decrease of $4.4 million from 1996, primarily due to a $5.4 million decrease in oil and gas operations investment. Investing activities include proceeds from the Canadian Disposition of $91.3 million for the year ended December 31, 1997. Capital expenditures were $13.4 for the year ended December 31, 1996 compared to $17.2 million in 1995. Refinery capital expenditures of $13 million are planned in 1998. It is anticipated that cash generated from operating activities will be sufficient to meet its 1998 investing requirements.

   The Company's 12% Senior Notes currently restrict it from the payment of dividends. Additionally, under certain conditions, the Frontier credit facility restricts the transfer of cash in the form of dividends, loans or advances to the Company from Frontier. Wainoco does not believe these restrictions limit its current operating plans.

Other Matters

IMPACT OF CHANGING PRICES/HEDGING

   The Company's revenues and cash flows, as well as estimates of future cash flows are very sensitive to changes in energy prices. Major shifts in the cost of crude and the price of refined products can result in large changes in operating margin from refining operations. Energy prices also determine the carrying value of the Refinery's inventory.

   The Company, at times, engages in futures transactions in its refining operations for the purpose of hedging its refining position. To date, the use of future transactions has been limited to protect against price declines for excess inventory volumes. Futures contracts and options may also, in the future, be used to fix margins in its refining and marketing operations. In addition, the Company, at times, engages in futures transactions for the purchase of natural gas at fixed prices. Natural gas is consumed by the Refinery for energy purposes.

ENVIRONMENTAL

   Numerous local, state and federal laws, rules and regulations relating to the environment are applicable to the Company's operations. As a result, the Company falls under the jurisdiction of numerous state and federal agencies for administration and is exposed to the possibility of judicial or administrative actions for remediation and/or penalties brought by those agencies. Among these requirements are regulations recently promulgated by the EPA under the authority of Title III of the Clean Air Act Amendments. The Company estimates that the Title III regulations will require the Company to expend approximately $600,000 by the regulatory compliance deadline of August 1, 1998 to improve the Frontier Refinery's control of emissions of hazardous air pollutants. Subsequent rule making authorized by this or other titles of the Clean Air Act Amendments or similar laws may necessitate additional expenditures in future years. Because other refineries will be required to make similar expenditures, the Company does not expect such expenditures to materially adversely impact its competitive position. Frontier is party to one consent decree requiring the investigation and, in certain instances, mitigation of environmental impacts resulting from past operational activities. The Company has been and will be responsible for costs related to compliance with or remediations resulting from environmental regulations. There are currently no identified environmental remediation projects of which the costs can be reasonably estimated. However, the continuation of the present investigative process, other more extensive investigations over time or changes in regulatory requirements could result in future liabilities. The effects to the future consolidated financial position, results of operations or capital expenditures is unknown.

YEAR 2000

   Many of the computer systems used by the Company today were designed and developed using two digits, rather than four, to specify the year. As a result, such systems will recognize the year 2000 as "00". This could cause many computer applications to fail completely or to create erroneous results unless corrective measures are taken. The Company utilizes software and related computer technology essential to its operations that may be affected by the Year 2000 issue. A review of the Company's primary computer accounting system indicated only minor modifications will be required to make it Year 2000 compliant. Reviews are being done to determine what actions will be necessary to make its remaining computer systems Year 2000 compliant. The Company expects to complete its remaining reviews and prepare cost estimates by mid-1998.


SELECTED QUARTERLY FINANCIAL AND OPERATING DATA

                                                        1997                                    1996
(Unaudited, dollars in thousands       --------------------------------------- ---------------------------------------
 except per share)                      Fourth     Third    Second     First    Fourth     Third    Second     First
                                       --------  --------  --------  --------  --------  --------  --------  --------

Revenues                               $ 82,410  $108,108  $ 96,330  $ 89,570  $100,448  $107,039  $100,320  $ 75,566
Operating income (loss)                   3,489    14,743     9,045    (5,574)     (513)    3,178     5,921    (3,001)
Income (loss) from
 continuing operations                    1,505    11,806     4,534   (10,033)   (4,716)   (1,262)    1,545    (7,211)
Income from discontinued
 operations, net of taxes (1)                 -         -    13,606     1,554     2,497       294       192     1,769
Income (loss) before
 extraordinary item                       1,505    11,806    18,140    (8,479)   (2,219)     (968)    1,737    (5,442)
Extraordinary loss,
 net of taxes                             1,295     2,622         -         -         -         -         -         -
Net income (loss)                           210     9,184    18,140    (8,479)   (2,219)     (968)    1,737    (5,442)
Basic and diluted earnings
 (loss) per share:
  Continuing operations                    0.05      0.42      0.17     (0.37)    (0.17)    (0.05)     0.06     (0.26)
  Net income (loss)                        0.01      0.33      0.66     (0.31)    (0.08)    (0.04)     0.06     (0.20)
EBITDA (2)                                5,826    17,037    11,311    (3,301)    1,740     5,467     8,186      (790)
Net cash provided by (used in)
 operating activities                     5,698    11,620     9,245   (14,065)   14,420     1,358     1,140    (8,453)
Refining operations
 Total charges (bpd)                     39,215    44,907    42,341    38,623    40,659    43,718    42,296    38,070
 Heavy crude
  charge rate (%)                            92        91        92        90        97        87        84        84
 Gasoline yields (bpd)                   15,834    18,679    16,456    17,268    14,775    17,900    16,969    17,668
 Diesel yields (bpd)                     11,393    12,936    13,676    13,441    14,973    13,129    14,169    12,570
 Total product sales (bpd)               36,036    46,205    41,848    38,105    38,946    44,248    40,910    36,579
 Average light/heavy spread based on
  layed-in crude costs (per bbl)       $   3.82  $   3.54  $   3.32  $   3.48  $   2.63  $   2.51  $   2.58  $   2.53


(1) Discontinued operations reflected in the above periods represent the Company's oil and gas operating segment, comprising the Canadian and United States oil and gas properties. On June 16, 1997, the Company completed the Canadian Disposition. The Company completed the U.S. Disposition during 1995.

(2) EBITDA represents income from continuing operations before interest expense, income tax and depreciation and amortization. EBITDA is not a calculation based upon generally accepted accounting principles; however, the amounts included in the EBITDA calculation are derived from amounts included in the consolidated financial statements of the Company. In addition, EBITDA should not be considered as an alternative to net income or operating income, as an indication of operating performance of the Company or as an alternative to operating cash flow as a measure of liquidity.


FIVE YEAR FINANCIAL DATA

(In thousands except per share)                        1997      1996      1995      1994      1993
                                                     --------  --------  --------  --------  --------

Revenues                                             $376,418  $383,373  $331,832  $313,187  $326,138
Operating income (loss)                                21,703     5,585    (1,106)   20,416    15,700
Income (loss) from continuing operations                7,812   (11,644)  (19,336)    1,693    (2,232)
Income (loss) from discontinued operations,
 net of taxes (1)                                      15,160     4,752       211   (14,300)    4,736
Income (loss) before extraordinary item                22,972    (6,892)  (19,125)  (12,607)    2,504
Extraordinary loss, net of taxes                        3,917         -         -         -         -
Net income (loss)                                      19,055    (6,892)  (19,125)  (12,607)    2,504
Basic and diluted earnings (loss) per share:
 Continuing operations                                   0.28     (0.43)    (0.71)     0.06     (0.09)
 Net income (loss)                                       0.69     (0.25)    (0.70)    (0.46)     0.10
EBITDA (2)                                             30,873    14,603     7,365    28,118    22,566
Net cash provided by operating activities              12,498     8,465     9,878    32,108    32,800
Working capital (deficit)                              20,928    (3,752)   (2,485)    1,532    (1,905)
Total assets                                          177,915   239,865   238,382   277,536   296,811
Long-term debt                                         70,572   145,928   145,377   170,797   176,900
Shareholders' equity                                   55,934    25,269    32,464    49,449    66,040
Capital expenditures from continuing operations         5,675     4,760     5,217     7,979    28,700
Dividends declared                                          -         -         -         -         -


(1) Discontinued operations reflected in the above periods represent the Company's oil and gas operating segment, comprising the Canadian and United States oil and gas properties. On June 16, 1997, the Company completed the Canadian Disposition. The Company completed the U.S. Disposition during 1995.

(2) EBITDA represents income from continuing operations before interest expense, income tax and depreciation and amortization. EBITDA is not a calculation based upon generally accepted accounting principles; however, the amounts included in the EBITDA calculation are derived from amounts included in the consolidated financial statements of the Company. In addition, EBITDA should not be considered as an alternative to net income or operating income, as an indication of operating performance of the Company or as an alternative to operating cash flow as a measure of liquidity.


FIVE YEAR OPERATING DATA
                                                       1997       1996      1995      1994      1993
                                                     --------   --------  --------  --------  --------

Charges (bpd)
    Light crude                                         3,162      4,322     8,098     6,165     6,581
    Heavy crude                                        31,967     31,677    27,174    27,025    25,909
    Other feed and blend stocks                         6,154      5,192     5,072     4,105     2,957
        Total charges                                  41,283     41,191    40,344    37,295    35,447
Manufactured product yields (bpd)
    Gasoline                                           17,060     16,825    17,263    16,106    15,129
    Diesel                                             12,856     13,712    13,744    13,094    11,777
    Asphalt and other                                  10,200      9,215     7,951     6,575     7,128
         Total manufactured product yields             40,116     39,752    38,958    35,775    34,034
Product sales (bpd)
    Gasoline                                           20,499     20,311    20,767    19,437    19,837
    Diesel                                             12,110     12,561    13,265    12,628    11,819
    Asphalt and other                                   7,949      7,306     6,781     6,724     7,682
        Total product sales                            40,558     40,178    40,813    38,789    39,338
Average sales price (per sales bbl)
    Gasoline                                         $  28.83   $  28.78  $  24.68  $  24.57  $  25.24
    Diesel                                              27.22      28.89     23.48     23.48     25.06
    Asphalt and other                                   13.13      13.21     11.73     12.18     12.00
Operating margin information (per sales bbl)
    Average sales price                              $  25.27   $  25.98  $  22.14  $  22.06  $  22.60
    Material costs                                      19.49      21.50     18.11     16.18     17.09
    Product spread                                       5.78       4.48      4.03      5.88      5.51
    Operating expenses excluding depreciation            3.30       3.15      3.19      3.45      3.55
    Depreciation                                         0.61       0.59      0.55      0.53      0.42
    Operating margin                                     1.87       0.74      0.29      1.90      1.54
Average light/heavy spread based on layed-in
 crude costs (per bbl)                               $   3.54   $   2.56  $   2.94  $   3.61  $   4.48



Consolidated Statements of Operations
(In thousands except per share amounts)
For the years ended December 31,                            1997        1996        1995
                                                         ---------   ---------   ---------

Revenues:
 Refined products                                        $ 374,091   $ 382,098   $ 329,784
 Other                                                       2,327       1,275       2,048
                                                         ---------   ---------   ---------
                                                           376,418     383,373     331,832
                                                         ---------   ---------   ---------
Costs and Expenses:
 Refining operating costs                                  337,495     362,485     317,311
 Selling and general expenses                                8,050       6,285       7,156
 Depreciation                                                9,170       9,018       8,471
                                                         ---------   ---------   ---------
                                                           354,715     377,788     332,938
                                                         ---------   ---------   ---------

Operating Income (loss)                                     21,703       5,585      (1,106)
 Interest expense, net                                      13,891      17,229      18,230
                                                         ---------   ---------   ---------
Income (loss) from continuing operations
 before income taxes                                         7,812     (11,644)    (19,336)
Provision for Income Taxes                                       -           -           -
                                                         ---------   ---------   ---------
Income (loss) from continuing operations                     7,812     (11,644)    (19,336)
Discontinued operations
 Income from oil and gas operations, net of taxes            1,721       4,752         211
 Gain on disposal of Canadian oil and gas
  properties, net of taxes                                  23,301           -           -
 Recognition of cumulative translation adjustment           (9,862)          -           -
                                                         ---------   ---------   ---------
Income (loss) before extraordinary item                     22,972      (6,892)    (19,125)
Extraordinary loss on retirement of debt, net of taxes       3,917           -           -
                                                         ---------   ---------   ---------
Net income (loss)                                        $  19,055   $  (6,892)  $ (19,125)
                                                         =========   =========   =========

Basic and diluted earnings (loss) per share
 of common stock:
 Continuing operations                                   $     .28   $    (.43)  $    (.71)
 Discontinued operations                                       .55         .18         .01
 Extraordinary loss                                           (.14)          -           -
                                                         ---------   ---------   ---------
 Net Income (Loss)                                       $     .69   $    (.25)  $    (.70)
                                                         =========   =========   =========


The accompanying notes are an integral part of these financial statements.


Consolidated Balance Sheets
(In thousands except shares)
December 31,                                                     1997        1996
                                                              ---------   ---------
Assets
Current assets:
 Cash, including cash equivalents of $19,981 and $609 at
  December 31, 1997 and 1996, respectively                    $  21,735   $   5,183
 Trade receivables                                               16,674      19,422
 Other receivables                                                  530       1,357
 Inventory of crude oil, products and other                      27,666      29,617
 Other current assets                                             1,391         730
                                                              ---------   ---------
  Total current assets                                           67,996      56,309
                                                              ---------   ---------
Property, plant and equipment, at cost:
 Refinery and pipeline                                          149,201     143,172
 Furniture, fixtures and other equipment                          3,044       3,646
 Oil and gas properties, on a full-cost basis                         -     170,879
                                                              ---------   ---------
                                                                152,245     317,697
 Less - accumulated depreciation, depletion and amortization     45,586     139,091
                                                              ---------   ---------
                                                                106,659     178,606
Other assets                                                      3,260       4,950
                                                              ---------   ---------
Total assets                                                  $ 177,915   $ 239,865
                                                              =========   =========

Liabilities and Shareholders' Equity
Current Liabilities:
 Accounts payable                                             $  33,527   $  43,789
 Accrued turnaround cost                                          6,771       3,490
 Accrued liabilities and other                                    5,240       5,033
 Accrued interest                                                 1,530       5,249
 Current maturities of long-term debt                                 -       2,500
                                                              ---------   ---------
  Total current liabilities                                      47,068      60,061
                                                              ---------   ---------

Long-Term Debt, net of current maturities                        70,572     145,928
Deferred Credits and Other                                        2,801       6,189
Deferred Income Taxes                                             1,540       2,418
Commitments and Contingencies

Shareholders' Equity:
 Preferred stock, $100 par value, 500,000 shares authorized,
  no shares issued                                                    -           -
 Common stock, no par, 50,000,000 shares authorized,
  28,111,289 shares and 27,313,502 shares
  issued in 1997 and 1996, respectively                          57,251      57,172
 Paid-in capital                                                 84,785      81,767
 Retained earnings (deficit)                                    (85,866)   (104,921)
 Cumulative translation adjustment                                    -      (8,501)
 Treasury stock, 52,500 shares and 55,000 shares
  at December 31, 1997 and 1996, respectively                      (236)       (248)
                                                              ---------   ---------
  Total shareholders' equity                                     55,934      25,269
                                                              ---------   ---------
Total liabilities and shareholders' equity                    $ 177,915   $ 239,865
                                                              =========   =========


The accompanying notes are an integral part of these financial statements.


Consolidated Statements of Cash Flows
(In thousands)
For the years ended December 31,                             1997        1996        1995
                                                          ---------   ---------   ---------

Operating activities
Net income (loss)                                         $  19,055   $  (6,892)  $ (19,125)
Gain on disposal of Canadian oil and  gas properties        (23,301)          -           -
Recognition of cumulative translation adjustment              9,862           -           -
Extraordinary loss on retirement of debt                      3,917           -           -
Depreciation, depletion and amortization                     13,018      17,141      21,411
Other                                                          (202)        795         734
                                                          ---------   ---------   ---------
                                                             22,349      11,044       3,020
                                                          ---------   ---------   ---------
Changes in components of working capital from operations
 (Increase) decrease in receivables                             905         765      (1,283)
 (Increase) decrease in inventory                             1,856      (9,881)      3,884
 (Increase) decrease in other current assets                   (642)        (35)        175
 Increase (decrease) in accounts payable                     (8,617)      7,659       4,161
 Increase (decrease) in accrued liabilities                  (3,353)     (1,087)        (79)
                                                          ---------   ---------   ---------
                                                             (9,851)     (2,579)      6,858
                                                          ---------   ---------   ---------
Net cash provided by operating activities                    12,498       8,465       9,878
                                                          ---------   ---------   ---------

Investing activities
Additions to property, plant and equipment:
 Continuing operations                                       (5,675)     (4,760)     (5,217)
 Discontinued operations                                     (3,298)     (8,654)    (11,960)
Sales of oil and gas and other properties                    91,307         990      34,145
Other                                                          (590)        429        (606)
                                                          ---------   ---------   ---------
Net cash provided by (used in) investing activities          81,744     (11,995)     16,362
                                                          ---------   ---------   ---------

Financing activities
Borrowings:
 Senior notes                                                 2,000       3,000           -
Payments of debt:
 Bank debt, net                                                   -           -     (15,000)
 Senior notes, including redemption premium                 (74,932)          -      (8,000)
 Subordinated debentures                                     (7,500)          -      (2,500)
Issuance of common stock                                      3,109           -           -
Other                                                          (357)       (345)       (488)
                                                          ---------   ---------   ---------
Net cash provided by (used in) financing activities         (77,680)      2,655     (25,988)
Effect of exchange rate changes on cash                         (10)         13         (38)
                                                          ---------   ---------   ---------
Increase (decrease) in cash and cash equivalents             16,552        (862)        214
Cash and cash equivalents, beginning of period                5,183       6,045       5,831
                                                          ---------   ---------   ---------
Cash and cash equivalents, end of period                  $  21,735   $   5,183   $   6,045
                                                          =========   =========   =========

The accompanying notes are an integral part of these financial statements.


Consolidated Statements of Shareholders' Equity

                                      Common Stock
                                -----------------------
                                   Number                              Retained   Cumulative
                                 of Shares                 Paid-In     Earnings   Translation    Treasury
(In thousands except shares)       Issued       Amount     Capital     (Deficit)  Adjustment      Stock       Total
                                -----------   ---------   ---------   ----------  -----------   ---------   ---------

December 31, 1994                27,310,842   $  57,172   $  81,758   $ (78,904)   $ (10,307)   $    (270)  $  49,449
Shares issued under:
 Stock option plan                    2,660           -           9           -            -            -           9
 Directors' stock plan                    -           -           -           -            -           11          11
Translation adjustment                    -           -           -           -        2,120            -       2,120
Net loss                                  -           -           -     (19,125)           -            -     (19,125)
                                -----------   ---------   ---------   ----------  -----------   ---------   ---------
December 31, 1995                27,313,502      57,172      81,767     (98,029)      (8,187)        (259)     32,464
Shares issued under:
 Directors' stock plan                    -           -           -           -            -           11          11
Translation adjustment                    -           -           -           -         (314)           -        (314)
Net loss                                  -           -           -      (6,892)           -            -      (6,892)
                                -----------   ---------   ---------   ----------  -----------   ---------   ---------
December 31, 1996                27,313,502      57,172      81,767    (104,921)      (8,501)        (248)     25,269
Shares issued under:
 Stock option plan                  797,787          79       3,018           -            -            -       3,097
 Directors' stock plan                    -           -           -           -            -           12          12
Translation adjustment                    -           -           -           -       (1,361)           -      (1,361)
Net income                                -           -           -      19,055            -            -      19,055
Disposition of Canadian assets            -           -           -           -        9,862            -       9,862
                                -----------   ---------   ---------   ----------  -----------   ---------   ---------
December 31, 1997                28,111,289   $  57,251   $  84,785   $  (85,866)  $       -    $    (236)  $  55,934
                                ===========   =========   =========   ==========  ===========   =========   =========


The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

   1 Nature of Operations

   The financial statements include the accounts of Wainoco Oil Corporation, a Wyoming corporation, and its wholly-owned subsidiaries, including Frontier Holdings Inc. ("Frontier"), collectively referred to as Wainoco or the Company. Wainoco is engaged in the crude oil refining and wholesale marketing of refined petroleum products business (the "refining operations").

   Wainoco conducts its refining operations in the Rocky Mountain region of the United States. The Company's Cheyenne, Wyoming Refinery purchases the crude oil to be refined and markets the refined petroleum products produced, including various grades of gasoline, diesel fuel, asphalt and petroleum coke.

   Prior to the third quarter of 1997, Wainoco also explored for and produced oil and gas in Canada and prior to the first quarter of 1996 in the United States (together, the "oil and gas operations"). On June 16, 1997, Wainoco completed the sale of all its Canadian oil and gas properties. During the third quarter of 1994, the Company announced that it intended to cease all exploration activities in the United States and during 1995 completed the sale of its United States oil and gas assets. Operating results for Wainoco's oil and gas operations segment are presented as discontinued operations in the accompanying statements of operations and all previously reported results are restated to this presentation.

   2 Significant Accounting Policies

PROPERTY, PLANT AND EQUIPMENT

   Refinery plant and equipment is depreciated based on the straight-line method over estimated useful lives of three to twenty years.

   Maintenance and repairs are expensed as incurred except for major scheduled repairs and maintenance ("turnaround") of the Refinery operating units. The costs for turnarounds are ratably accrued over the period from the prior turnaround to the next scheduled turnaround. Major improvements are capitalized, and the assets replaced are retired.

NEW ACCOUNTING STATEMENTS

   The Company adopted the Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings Per Share" in 1997 which establishes new standards for computing and presenting earnings per share. SFAS No. 128 requires the presentation of basic and diluted earnings per share for each period presented. Earnings (loss) per share has been restated for periods presented to give effect for the adoption of SFAS No. 128.

   In June 1997, the FASB issued SFAS No. 130 "Reporting Comprehensive Income" which establishes standards for reporting and displaying comprehensive income and its components in the financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The adoption of this statement requires incremental financial statement disclosures and thus will have no effect on the Company's financial position or results of operations.

INVENTORIES

   Inventories of crude oil, other unfinished oils and all finished products are recorded at the lower of cost on a first-in, first-out (FIFO) basis or market. Refined product exchange transactions are considered asset exchanges with deliveries offset against receipts. The net exchange balance is included in inventory. Inventories of materials and supplies are recorded at cost.


SCHEDULE OF COMPONENTS OF INVENTORY

(In thousands)
December 31,                                    1997        1996
                                             ---------   ---------

Crude oil                                    $   3,904   $   2,863
Unfinished products                              6,338       7,024
Finished products                                9,929      12,816
Chemicals                                        1,534         851
Repairs and maintenance supplies and other       5,961       6,063
                                             ---------   ---------
                                             $  27,666   $  29,617
                                             =========   =========


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

HEDGING

   The Company, at times, engages in futures transactions in its refining operations for the purpose of hedging its inventory position and natural gas prices. Gains and losses on futures contracts designated as hedges are recognized in refining operating costs when the associated hedge transaction is consummated. The Company does not enter into derivative contracts for speculative purposes.

INTEREST

   Interest is reported net of interest capitalized and interest income. Interest income of $2.0 million, $109,000 and $140,000 was recorded in the years ended December 31, 1997, 1996 and 1995, respectively. During 1996, the Company capitalized interest of $24,000. Wainoco capitalizes interest on debt incurred to fund the construction or acquisition of a significant asset.

   Additionally, to manage its interest cost and exposure to interest rate movements, the Company, at times, enters into interest rate swaps. Such agreements effectively change the Company's interest rate exposure. At December 31, 1997, the Company was not subject to any such agreements.

STOCK BASED COMPENSATION

   Compensation cost is measured using the intrinsic value method. Under this method, compensation cost is the excess, if any, of the quoted market value of the Company's common stock at the grant date over the amount the employee must pay to acquire the stock. No compensation cost was recognized for the years ended December 31, 1997, 1996 and 1995.

CURRENCY TRANSLATION

   The Canadian dollar financial statements of the Canadian oil and gas operations have been translated to United States dollars. Gains and losses on currency transactions are included in the consolidated statements of operations currently, and translation adjustments are included in the consolidated statements of shareholders' equity. See Note 3 for information relating to the recognition of the cumulative translation adjustment in 1997.

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

CASH FLOW REPORTING

   Highly liquid investments with a maturity, when purchased, of three months or less are considered to be cash equivalents. Cash payments for interest during 1997, 1996 and 1995 were $18.4 million, $16.3 million and $18.8 million, respectively. Cash payments for income taxes during 1997, 1996 and 1995 were $930,000, $187,000 and $133,000, respectively.

   3 Sale of Oil and Gas Operations

   On June 16, 1997, Wainoco completed the sale of all its Canadian oil and gas properties. The transaction was initiated by the Company through a negotiated bid process in order to maximize shareholder value. The oil and gas assets were located in British Columbia and Alberta and included approximately 94 billion cubic feet of natural gas, 1.7 million barrels of oil, condensate and natural gas liquids, 121,500 net undeveloped leasehold acres and a significant amount of seismic data. Additionally, value was received for certain Canadian income tax pools of the Company.

   The contract purchase price of C$133.6 million was adjusted from the January 1, 1997 effective date of the sale to June 16, 1997. Net proceeds after these adjustments, transaction expenses and severance costs were approximately C$126.7 million (US$91.3 million) as of June 16, 1997. A net gain of $23.3 million was realized on the transaction. No Canadian taxes are estimated to be payable due to available oil and gas deductions and net operating loss carryforwards. For U.S. federal income taxes, available net operating loss carryforwards will be utilized to offset the gain; however, alternative minimum taxes of approximately $800,000 are estimated and have been paid.

   The cumulative translation adjustment as of May 5, 1997 (the measurement date of the sale) of $9.9 million was realized against income as a result of the sale. In prior periods, Wainoco had recognized the currency translation impact of its Canadian operations as a direct reduction to shareholders' equity. Consequently, the recognition of the cumulative translation adjustment in the accompanying statements of operations has no effect on shareholders' equity.

   A net loss of $54,000 from Canadian operations from the measurement date until June 16, 1997 was included in the gain calculation. As of December 31, 1997, the assets and liabilities of the Canadian operations retained by Wainoco were not material.

   In the fourth quarter of 1995, Wainoco culminated the restructuring of exploration activities in the United States and sold its last domestic oil and gas assets.

   The following schedule presents certain discontinued oil and gas operating income (loss) information and capital expenditures for the three years ended December 31, 1997, 1996 and 1995 and identifiable assets as of December 31, 1997, 1996 and 1995:


(in thousands)
December 31,                                  1997        1996        1995
                                           ---------   ---------   ---------
Oil and gas sales
Canada                                     $   7,280   $  19,592   $  21,096
United States                                     -          987       9,696

Depreciation, depletion and amortization
Canada                                         3,002       8,123       9,641
United States                                      -           -       3,299

Operating income (loss)
Canada                                         1,954       4,129       2,737
United States                                      -         987        (623)

Capital expenditures
Canada                                         2,815       7,917      10,865
United States                                      -           -         277

Identifiable assets
Canada                                             -      74,001      75,229
United States                                      -           -           -



   4 Long-term Debt


SCHEDULE OF LONG-TERM DEBT

(in thousands)
December 31,                                             1997        1996
                                                      ---------   ---------

Refining credit facility                              $       -   $       -
12% Senior Notes                                         24,572      95,000
7-3/4% Convertible Subordinated Debentures               46,000      46,000
10-3/4% Subordinated Debentures                               -       7,428
                                                      ---------   ---------
                                                         70,572     148,428
Less current maturities                                       -       2,500
                                                      ---------   ---------
                                                      $  70,572   $ 145,928
                                                      =========   =========


REFINING CREDIT FACILITY

   The refining operations has a working capital credit facility with a group of three banks which expires on April 2, 1999. The facility is a collateral-based facility with total capacity of up to $50 million, of which maximum cash borrowings are $20 million. Any unutilized capacity after cash borrowings is available for letters-of-credit. No debt was outstanding on this facility at December 31, 1997 and 1996. Standby letters of credit outstanding were $4.5 million and $19.5 million at December 31, 1997 and 1996, respectively.

   The facility provides working capital financing for operations, generally the financing of crude and product supply. It is generally secured by Frontier's current assets. The agreement provides for a quarterly commitment fee of .375 of 1% per annum. Interest rates are based, at the Company's option, on the agent bank's prime rate plus 1/2% or the reserve-adjusted LIBOR plus 1-3/4%. Standby letters-of-credit issued bear a fee of 1-1/4% annually, plus standard issuance and renewal fees. The facility agreement includes certain financial covenant requirements relating to Frontier's working capital, cash earnings, tangible net worth and fixed charge coverage.

SENIOR NOTES

   The $24.6 million of unsecured 12% Senior Notes ("Senior Notes") are due 2002. The notes are redeemable, at the option of the Company, at a premium of 103.43% after July 31, 1997, declining to 100% in 1999. Interest is payable semiannually. See Note 9 for information related to the December 31, 1997 debt balance and activity subsequent thereto.

CONVERTIBLE SUBORDINATED DEBENTURES

   The $46 million of 7-3/4% Convertible Subordinated Debentures ("Convertible Subordinated Debentures") are due in 2014. The debentures are convertible into the Company's common stock at $8.75 per share. Interest is payable semiannually. The debentures are redeemable at a premium of 102.325% declining to 100% in 1999. Sinking fund payments of 5% of the principal amount commence in 2000, and are calculated to retire 70% of the principal amount prior to maturity. See Note 9 for information related to the December 31, 1997 debt balance and activity subsequent thereto.


EARLY RETIREMENT OF DEBT

   On July 21, 1997, the Company initiated a tender offer for $91.4 million of its Senior Notes at a price of par as required by the Senior Notes Indenture after a material sale of assets. The par tender offer expired on August 20, 1997 with approximately $2.2 million being acquired by the Company. On August 21, 1997, the Company called $48.0 million principal amount of its Senior Notes (including approximately $2.5 million held by the Company) at a price of 103.43% and redeemed them on September 23, 1997. The Company called all $7.5 million principal amount of 10-3/4% Subordinated Debentures and redeemed them on October 1, 1997. In addition, on November 25, 1997 the Company called $25.0 million principal amount of its Senior Notes (including approximately $.3 million held by the Company) at a price of 103.43% and redeemed them on December 30, 1997. The debt redemptions were funded with proceeds from the sale of the Canadian oil and gas operations as disclosed in Note 3. Based on the redemptions, the Company has recognized an extraordinary loss, net of taxes, of approximately $3.9 million due to the redemption premium of 103.43% on the Senior Notes and reduction in debt issuance costs.

RESTRICTIONS ON LOANS, TRANSFER OF FUNDS AND PAYMENT OF DIVIDENDS

   The Frontier credit facility restricts Frontier as to the distribution of capital assets and the transfer of cash in the form of dividends, loans or advances when there are any outstanding borrowings under the facility or when a default exists or would occur.

FIVE-YEAR MATURITIES

   The estimated five-year maturities of long-term debt are none in 1998 and 1999, $2.3 million in 2000 and 2001, and $26.9 million in 2002.

   5 Income Taxes

   The following is the provision (benefit) for income taxes for the three years ended December 31, 1997, 1996 and 1995.


PROVISION (BENEFIT) FOR INCOME TAXES

(In thousands)                            1997       1996        1995
                                       ---------   ---------   ---------

Current                                $     194   $       -   $       -
Deferred                                    (194)          -           -
                                       ---------   ---------   ---------
                                       $       -   $       -   $       -
                                       =========   =========   =========

   The following is a reconciliation of the provision (benefit) for income taxes computed at the statutory United States income tax rates on pretax income (loss) and the provision (benefit) for income taxes as reported for the three years ended December 31, 1997, 1996 and 1995.


RECONCILIATION OF TAX PROVISION

(In thousands)                            1997       1996        1995
                                       ---------   ---------   ---------

Provision (benefit)
   based on
   statutory rates                     $   2,656   $  (4,242)  $  (6,563)
                                       ---------   ---------   ---------
Increase (decrease)
   resulting from:
   Net operating
   loss carryforward                      (2,656)      4,242       6,563
                                       ---------   ---------   ---------
Provision
   as reported                         $       -   $       -   $       -
                                       =========   =========   =========


   The following are the significant components, by type of temporary differences or carryforwards, of deferred tax liabilities and tax assets, computed at the federal statutory rate as of December 31, 1997 and 1996.


COMPONENTS OF DEFERRED TAXES

(In thousands)
December 31,                                            1997        1996
                                                     ---------   ---------

Deferred tax liabilities
Property, plant and equipment due to
   differences in depreciation                       $  14,189   $  14,874
Installment sale                                         5,435       5,435
Other                                                      918       1,415
                                                     ---------   ---------
Deferred tax liabilities                                20,542      21,724
                                                     ---------   ---------
Deferred tax assets
Tax loss carryforwards                                  50,960      34,944
Depletion carryforwards                                  3,045       3,045
Tax credit carryforwards                                     -       1,209
Other                                                    3,069       3,151
                                                     ---------   ---------
                                                        57,074      42,349
                                                     ---------   ---------
Less - valuation allowance                              38,072      23,043
                                                     ---------   ---------
Net deferred tax assets                                 19,002      19,306
                                                     ---------   ---------
Net deferred tax liabilities                         $   1,540   $   2,418
                                                     ---------   ---------


   Realization of deferred tax assets is dependent on the Company's ability to generate taxable income within the life of the tax loss carryforwards. As a result of the Company's history of operating losses, a valuation allowance has been provided for deferred tax assets that are not offset by scheduled future reversals of deferred tax liabilities.

   At December 31, 1997, the Company had regular net operating loss ("NOL") carryforwards for United States tax reporting purposes of $145.6 million available to reduce future federal taxable income. The regular NOL carryforwards will expire as follows: $32.2 million in 2002, $7.7 million in 2003, $11.3 million in 2004, $29.5 million in 2005, $17.2 million in 2006, $13.7 million in 2007, $11.3 million in 2008, $2.2 million in 2009, $16.1 million in 2010 and
$4.4 million in 2011.

   Also at December 31, 1997, the Company had alternative minimum tax net operating loss ("AMT NOL") carryforwards for United States tax reporting of $98.4 million to reduce future taxable income. The AMT NOL carryforwards will expire as follows: $2.8 million in 2002, $5.4 million in 2003, $9.0 million in 2004, $27.0 million in 2005, $13.1 million in 2006, $11.6 million in 2007, $8.6 million in 2008, $1.4 million in 2009, $16.8 million in 2010 and $2.7 million in 2011.

   The Company has tax depletion carryforwards of $8.7 million which are indefinitely available to reduce future United States income taxes payable.

   As of December 31, 1996, the Company had net operating loss carryforwards for Canadian tax reporting purposes of $2.1 million which expire in 2003. The Company also had oil and gas deductions of $116.7 million and earned depletion of $8.6 million which are available indefinitely to reduce future taxable income. In June 1997, these tax benefits were acquired by the purchaser of the Canadian oil and gas properties.

   6 Common Stock

EARNINGS PER SHARE

   The following is a reconciliation of the numerators and denominators used in the calculation of basic and diluted earnings per share ("EPS") for income
(loss) from continuing operations for the years ended December 31, 1997, 1996 and 1995.

                                       1997                                1996                                1995
                        ----------------------------------- ----------------------------------- -----------------------------------
(In thousands,
except per share          Income       Shares     Per Share   Income       Shares     Per Share   Income       Shares     Per Share
amounts)                (Numerator) (Denominator)  Amount   (Numerator) (Denominator)   Amount  (Numerator) (Denominator)   Amount
                        ----------- ------------- --------- ----------- ------------- --------- ----------- ------------- ---------

Basic EPS
Income (loss) from
 continuing operations   $  7,812        27,457    $  .28    $ (11,644)     27,257     $ (.43)  $  (19,336)     27,256     $ (.71)
Dilutive securities
Stock options                   -           494                      -           -                       -           -
Dilutive EPS
Income (loss) from
 continuing operations   $  7,812        27,951    $  .28    $ (11,644)     27,257     $ (.43)  $  (19,336)     27,256     $ (.71)


NON-EMPLOYEE DIRECTORS STOCK GRANT PLAN

   During 1995, the Company established a stock grant plan for non-employee directors. The purpose of the plan is to provide a portion of non-employee directors compensation in Company stock. The plan will be beneficial to the Company and its stockholders by allowing non-employee directors to have a personal financial stake in the Company through an ownership interest in the Company's common stock. The plan may grant an aggregate of 60,000 shares of the Company's common stock initially held in treasury. The Company made grants to directors under this plan of 2,500 shares in 1997, 1996 and 1995.

STOCK OPTION PLANS

   Wainoco has three stock option plans which authorize the granting of restricted stock and options to purchase shares. The plans through December 31, 1997 have reserved for issuance a total of 4,282,700 shares of common stock of which 2,364,675 shares were granted and exercised, 1,656,340 shares were granted and were outstanding and 261,685 shares were available to be granted. Options under the plans are granted at not less than fair market value on the date of grant. No entries are made in the accounts until the options are exercised, at which time the proceeds are credited to common stock and paid-in capital. Generally, the options vest ratably throughout their five-year terms.

   A summary of the status of the Company's plans as of December 31, 1997, 1996 and 1995, and changes during the years ended on those dates is presented below.


                                               1997                     1996                     1995
                                      ----------------------   ----------------------   ----------------------
                                                   Weighted-                Weighted-                Weighted-
                                                    Average                  Average                  Average
                                        Number     Exercise      Number      Exercise     Number      Exercise
                                      of Options     Price     of Options      Price    of Options      Price
                                      ----------   ---------   ----------   ---------   ----------   ---------

Outstanding at beginning of year       2,331,904   $    3.81    2,332,842   $    4.32    1,858,447   $    4.84
Granted                                  742,800        4.74      981,229        3.31      760,500        4.34
Exercised                               (797,787)       3.89            -           -       (2,660)       3.50
Reissued                                       -           -     (669,229)       4.30     (129,400)       7.39
Expired                                 (620,577)       3.48     (312,938)       4.53     (154,045)       5.55
                                      ----------   ---------   ----------   ---------   ----------   ---------
Outstanding at end of year             1,656,340        4.31    2,331,904        3.81    2,332,842        4.32
                                      ----------   ---------   ----------   ---------   ----------   ---------
Exercisable at end of year               940,850        4.14    1,526,561        4.04    1,707,312        4.41
                                      ----------   ---------   ----------   ---------   ----------   ---------
Available for grant at end of year       261,685                   68,208                  119,720
                                      ----------               ----------               ----------
Weighted-average fair value of
 options granted during the year                        1.51                      .65                     1.04


   The following table summarizes information about stock options outstanding at December 31, 1997:

                                         Options Outstanding                         Options Exercisable
                           -------------------------------------------------   ------------------------------
                              Number     Weighted-Average                       Weighted-
                           Outstanding      Remaining       Weighted-Average   Exercisable   Weighted-Average
Range of exercise prices   at 12/31/97   Contractual Life    Exercise Price    at 12/31/97    Exercise Price
                           -----------   ----------------   ----------------   -----------   ----------------

$2.88 to $7.82               1,656,340         3.23            $   4.31            940,850      $   4.14


   Had compensation costs been determined based on the fair value at the grant dates for awards made in 1997, 1996 and 1995, the Company's net income (loss) and income (loss) per share would have been the pro forma amounts indicated on the following page for the years ended December 31, 1997, 1996 and 1995.


(In thousands,
except per share amounts)              1997        1996        1995
                                    ---------   ---------   ---------

Net income (loss):
    As reported                     $  19,055   $  (6,892)  $  (19,125)
    Pro forma                          18,578      (7,263)     (19,316)
Basic and diluted income (loss)
	per share:
    As reported                     $     .69   $    (.25)  $     (.70)
    Pro forma                             .67        (.27)        (.71)


   The fair value of grants was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used: risk-free interest rates of 5.91%, 5.33% and 6.54%, expected volatilities of 41.07%, 32.95% and 38.11%, expected lives of 2.32, 1.59 and 1.93 years and no dividend yield in 1997, 1996 and 1995, respectively.

   7 Commitments and Contingencies

LEASE AND OTHER COMMITMENTS

   Wainoco has noncapitalized building, equipment and vehicle lease agreements which expire from 1998 through 2005 having minimum annual payments as of December 31, 1997 of $2.5 million for 1998, $3.9 million for 1999, $489,000 for 2000, $396,000 for 2001, $202,000 for 2002, $42,000 each for 2003 and 2004 and
$25,000 in 2005. Operating lease rental expense was $2.6 million, $1.7 million and $1.7 million for the three years ended December 31, 1997, 1996 and 1995, respectively.

   The Company has contracted for pipeline capacity of approximately 13,800 bpd on the Express Pipeline from Hardisty, Alberta to Guernsey, Wyoming commencing in 1997 for a period of 15 years. The Company's commitment for pipeline capacity is approximately $5.8 million per year. The agreement allows the Company to assign a portion of its capacity in early years for additional capacity in later years. The Company also has commitments to purchase crude oil from various suppliers to meet its Refinery throughput requirements.

CONCENTRATION OF CREDIT RISK

   The Company has concentrations of credit risk with respect to sales within the same or related industry and within limited geographic areas. The Refining operation sells its products exclusively at wholesale, principally to independent retailers and major oil companies located primarily in the Denver, western Nebraska and eastern Wyoming regions, with 13% of its customers accounting for approximately 66% of total refined product sales in 1997. Wainoco extends credit to its customers based on ongoing credit evaluations. An allowance for doubtful accounts is provided based on the current evaluation of each customer's credit risk, past experience and other factors. During 1997, the Company made sales to CITGO Petroleum Products of approximately $72 million, which accounted for 19% of consolidated revenues.

CONTRIBUTION PLANS

   Wainoco sponsors separate defined contribution plans for employees covered by a collective bargaining agreement and employees not covered by such an agreement. All employees may participate by contributing a portion of their annual earnings to the plans. The Company makes basic and/or matching contributions on behalf of participating employees. The cost of the plans for the three years ended December 31, 1997, 1996 and 1995 was $1.3 million, $1.2 million and $1.4 million, respectively.

ENVIRONMENTAL

   Wainoco accrues for environmental costs as indicated in Note 1. Numerous local, state and federal laws, rules and regulations relating to the environment are applicable to the Company's operations. As a result, the Company falls under the jurisdiction of numerous state and federal agencies and is exposed to the possibility of judicial or administrative actions for remediation and/or penalties brought by those agencies. Frontier is party to one consent decree requiring the investigation and, in certain instances, mitigation of environmental impacts resulting from past operational activities. The Company has been and will be responsible for costs related to compliance with or remediations resulting from environmental regulations. There are currently no identified environmental remediation projects of which the costs can be reasonably estimated. However, the continuation of the present investigative process, other more extensive investigations over time or changes in regulatory requirements could result in future liabilities.

LITIGATION

   The Company is involved in various lawsuits which are incidental to its business. In management's opinion, the adverse determination of such lawsuits would not have a material adverse effect on the Company's financial position or results of operations.

COLLECTIVE BARGAINING AGREEMENT EXPIRATION

   Wainoco's refining unit hourly employees are represented by seven bargaining units, the largest being the Oil, Chemical and Atomic Workers International Union ("OCAW"). Six AFL-CIO affiliated unions represent the craft workers. In July 1996, the Company concluded new bargaining agreements, with the three-year OCAW agreement to expire in July 1999, while the six-year AFL-CIO contract expires in June 2002. The union employees represent approximately 58% of the Company's work force at December 31, 1997.

8 Fair Value of Financial Instruments

   The fair value of the Company's Senior Notes, Convertible Subordinated Debentures and 10-3/4% Subordinated Debentures was estimated based on quotations obtained from broker-dealers who make markets in these and similar securities. The bank credit facilities are based on floating interest rates and, as such, the carrying amount is a reasonable estimate of fair value. At December 31, 1997 and 1996, the carrying amounts of long-term debt instruments (including current maturities) were $70.6 million and $148.4 million, respectively, and the estimated fair values were $72.0 million and $145.0 million.

   As of December 31, 1997, the Company had entered into futures contracts to hedge a portion of its natural gas consumption requirements. The futures contracts are placed with a major financial institution the Company believes is a minimum credit risk. The futures contracts mature each month through April 1998. The fair value of the Company's open natural gas futures contract at December 31, 1997 was $(281,000).

9 Subsequent Event

DEBT REFINANCING

   February 9, 1998, the Company issued $70 million of 9-1/8% Senior Notes (the "New Senior Notes") due 2006. On February 10, 1998, the Company called for redemption the remaining $24.6 million of its Senior Notes and $46 million of its Convertible Subordinated Debentures outstanding at December 31, 1997 (together, the "Redemptions"). The Company will use the net proceeds from the issuance of the New Senior Notes and available cash to fund the Redemptions.

Report of Independent Public Accountants

TO THE SHAREHOLDERS OF WAINOCO OIL CORPORATION:

   We have audited the accompanying consolidated balance sheets of Wainoco Oil Corporation (a Wyoming corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the over financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wainoco Oil Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.




ARTHUR ANDERSEN LLP

Houston, Texas
February 10, 1998