Form 10-K, Exhibit 13
period 1998-12-31
FRONTIER OIL CORP /NEW/
filed 1999-03-01
CIK 110430

FINANCIAL REVIEW

                     MANAGEMENT'S DISCUSSION AND ANALYSIS


GENERAL

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

RESULT OF OPERATIONS

  1998 Compared with 1997. The Company had net income for the year ended December 31, 1998 of $15.8 million, or $.55 per diluted share, compared to net income of $19.1 million, or $.69 per diluted share for 1997. The 1998 results include a $3.0 million extraordinary loss on early retirement of debt. The 1997 results included a $23.3 million gain on the sale of the Canadian oil and gas operations which closed on June 16, 1997, a $9.9 million reduction to income in recognition of the cumulative translation adjustment, a $3.9 million extraordinary loss on retirement of debt and $1.7 million of income from the discontinued Canadian oil and gas operations. Income from continuing operations for the year ended December 31, 1998 was $18.8 million compared to $7.8 million for 1997. The 1997 and prior operating results for the Company's oil and gas exploration and production segment have been presented as discontinued operations in the accompanying financial statements. Frontier's primary continuing operation is its refining operation in the Rocky Mountain region of the United States.

  Operating income increased $4.0 million in 1998 as compared to 1997 due to an increase in the refined product spread (revenues less material costs) of $9.5 million offset by a decrease in other income of $621,000 and increases in refining operating expenses of $3.1 million, selling and general expenses of $175,000 and depreciation of $1.5 million.

  Refined product revenues and refining operating costs are impacted by changes in the price of crude oil. The price of crude oil was significantly lower in 1998 than in 1997. The refined product spread was $6.09 per bbl compared to $5.78 per bbl in 1997. The 1998 refined product spread increased due to an improved light/heavy crude oil spread and better by-product margins from lower crude oil prices. Light product margins were approximately 14% lower than in 1997 which reduced the refined product spread. Both periods' refined product spreads were negatively impacted by declines in crude oil prices totaling approximately $3.7 million in the first quarter and $1.1 million in the fourth quarter of 1998 and approximately $4.0 million in the first quarter of 1997. Inventories are recorded at the lower of cost on a first in, first out (FIFO) basis or market. Refined product revenues decreased $76.4 million or 20%. The decrease in refined product revenues resulted from a $7.31 per bbl decrease in average gasoline sales prices and a $7.32 per bbl decrease in average diesel sales prices. Refined product sales volumes increased 5% in 1998 over 1997 levels. Yields of gasoline decreased by 8% while yields of diesel increased 2% in 1998 compared to 1997. The decrease in gasoline yields was due to the major turnaround, which commenced April 19, 1998 and was completed May 15, 1998, on the fluid catalytic cracking unit and alkylation and related units.

  Other income, which consists primarily of processing fees, decreased $621,000 to $1.7 million in 1998 as compared to 1997. Other income for 1997 included a gain on foreign currency swaps of $522,000 related to the Canadian sale proceeds while other income for 1998 includes sulfur credit sales of $360,000.

  Refining operating costs decreased $82.8 million or 25% in the year ended December 31, 1998 from 1997 levels due to a decrease in material costs offset by an increase in operating expenses. Material costs per bbl decreased 33% or $6.48 per bbl in 1998 due to lower oil prices, increased percentage use of heavy crude oil, an increase in the light/heavy spread and a 2% decrease in refinery charge rates. During 1998, the Refinery heavy crude oil utilization rate expressed as a percentage of total crude oil increased to 94% from 91% in 1997. The light/heavy spread increased 17% to average $4.15 per bbl in 1998. Refinery operating expenses increased $3.1 million in 1998 as compared to 1997, and refining operating expense per bbl increased $.04 per bbl to $3.34 per bbl in 1998. The increase in refining operating expenses during 1998 was due to higher natural gas usage during the turnaround, increased chemical usage due to unit operating problems which were corrected during the turnaround and increased transportation costs for asphalt and other product sales. Although focus to reduce refining operating expenses will continue, maintenance problems may arise in the future, resulting in downtime of certain processing units and reduced yields which may increase operating expenses and negatively impact profitability. A turnaround is scheduled in the spring of 1999 on the crude unit. This unit is scheduled to be down for 14 days, which will decrease average yields during that time. Other turnaround work is scheduled for several Refinery units during 1999, but this work should not materially impact yields.

  Selling and general expenses increased $175,000 or 2% for the year ended December 31, 1998 reflecting increases in salaries and benefits.

  Depreciation increased $1.5 million or 17% for the year ended December 31, 1998 as compared to 1997, attributable to increases in capital investment and the write-off of certain equipment replaced in connection with the turnaround work.

  The interest expense decrease of $7.2 million or 52% in 1998 was attributable to utilizing Canadian sale proceeds to retire debt during the third and fourth quarters of 1997. Average debt decreased from $138 million in 1997 to $79 million in 1998.

  During 1998, the price of light crude oil declined by approximately $6.00 per bbl to $12.05 per bbl at December 31, 1998. The price of heavy crude oil likewise declined. The low price of crude oil has caused the production of some heavy crude oil in both Wyoming and Canada to become uneconomical. The reduced supply of heavy crude oil and the high demand for heavy crude oil due to attractive asphalt margins are major factors contributing to the current decline in the light/heavy spread. During the third and fourth quarters of 1998, the Company experienced a shortfall in contracted heavy crude oil deliveries from Wyoming of approximately 5,100 bpd which required the Company to buy additional heavy Canadian crude oil at spot prices. The price of heavy crude oil purchased at spot prices was substantially higher than contracted Wyoming and Canadian crude oil resulting in the decline of the light/heavy spread from $4.81 per bbl in the second quarter of 1998 to $3.66 per bbl in the third quarter of 1998, and to $3.40 per bbl in the fourth quarter of 1998.

  The Company is dependent upon regional and Canadian crude oil for its refinery. Should low crude oil prices continue into 1999, the Company expects the supply of heavy crude oil to continue to decline which should cause the price of such heavy crude oil to increase. Consequently, the light/heavy spread will decline. The Company plans to increase its use of lighter crude oil, should prices stay at current levels, to offset declining heavy crude oil supply. Since the Company is dependent upon regional and Canadian crude oil, it is possible at current prices the Company may not be able to obtain the quantity of crude oil it desires which will result in reduce refinery crude oil charge rates and negatively impact profitability. Based on contracts for 1999 heavy crude oil averaging approximately 14,000 bpd, the light/heavy spread will average $1.50 to $2.00 per bbl less than 1998. Because of the higher cost of heavy crude oil, fewer bbls have been contracted for at a fixed price above postings than in prior years and the length of the 1999 contracts shortened to mainly average three to six months. Consequently, any sustained improvement in crude oil prices may enable the Company to benefit from an improvement in the light/heavy spread.

  1997 Compared with 1996. The Company had net income for the year ended December 31, 1997 of $19.1 million or $.69 per share, compared to a loss of $6.9 million or ($.25) per share for 1996. The 1997 results include a $23.3 million gain resulting from the Canadian disposition which closed on June 16, 1997, a $9.9 million reduction to income in recognition of the cumulative translation adjustment and a $3.9 million extraordinary loss on early retirement of debt.

  Operating income increased by $16.1 million in the year ended December 31, 1997 as compared to 1996 due to an increase in the refined product spread (revenues less materials cost) of $19.5 million and an increase in other income of $1.1 million, offset by an increase in refining operating expenses of $2.6 million and selling and general costs of $1.8 million.

  Refined product revenues and refining operating costs are impacted by changes in the price of crude oil. The price of crude oil was lower in 1997 than in 1996. The refined product spread for 1997 was $5.78 per bbl compared to $4.48 per bbl for 1996. The refined product spread increased due to better light product margins, primarily gasoline, and an improved light/heavy spread despite the first quarter 1997 inventory losses of approximately $4.0 million from a decline in crude oil prices of more than $6.00 per bbl. Inventories are
recorded at the lower of cost on a FIFO basis or market.   Refined product
revenues decreased $8.0 million or 2% in 1997 as compared to 1996. The decrease in refined product revenues resulted primarily from $1.67 per bbl decrease in average diesel sales prices offset by a $.05 per bbl increase in average gasoline sales prices. Refined product sales volumes were nearly the same for the 1997 and 1996 periods.

  Other income, which consists primarily of processing fees, increased $1.1 million to $2.3 million for the year ended December 31, 1997 as compared to 1996 mostly due to gains on foreign currency swaps of $522,000 related to the Canadian sales proceeds and higher processing fees.

  Refining operating costs decreased $25.0 million or 7% in the year ended December 31, 1997 from 1996 due to a $27.6 million decrease in material costs partially offset by an increase in refining operating expenses of $2.6 million. Material costs per bbl decreased 9%, or $2.01 per bbl in 1997 due to lower oil prices, lower crude oil charges, increased use of heavy crude oil and an increase in the light/heavy spread. The crude oil charge rate, (or the volume of crude oil processed by the crude unit), declined by 870 bpd in 1997 due to turnaround work conducted on the crude unit in the fourth quarter of 1997. During 1997, Frontier increased its use of heavy crude oil by 1% and the heavy crude oil utilization rate expressed as a percent of total crude oil increased to 91% in 1997 from 88% in 1996. In addition the light/heavy spread increased 38%, to average $3.54 per bbl for the year ended December 31, 1997 because the Company contracted approximately 30,000 bpd of Wyoming and Canadian heavy crude oil for much of 1997 at a light/heavy spread substantially better than it obtained for the same period in 1996. For 1998 the Company contracted an average of 29,000 bpd of Wyoming and Canadian heavy crude at a light/heavy spread ranging from $4.80 to $5.25 per bbl. Refining operating expenses per bbl increased by $.15, to $3.30 per bbl due to higher maintenance and turnaround costs and lease equipment costs offset by decreased natural gas and utility costs compared to operating expenses for the prior year, which were reduced by a $1.3 million settlement of repair costs related to a 1995 pipeline gas explosion.

  Selling and general expenses increased $1.8 million or 28% for the year ended December 31, 1997 reflecting increases in salaries and benefits. Included in 1996 is $.2 million of salary and salary-related expenses of certain employees who were not retained after March 31, 1996, in connection with the

U.S. disposition in late 1995 and a corporate reorganization to reduce the number of corporate employees and to transfer some job functions to other locations in early 1996.

  Depreciation increased $152,000 or 2% for the year ended December 31, 1997 as compared to 1996. Such increase was attributable to ongoing capital investment in the Refinery.

  Net interest expense decreased by $3.3 million, or 19% in the year ended December 31, 1997 as compared to 1996. Such decrease was attributable to interest income of $2 million earned primarily on the sale proceeds of the Canadian disposition and reduced interest expense of $1.3 million due to early retirement of debt. On October 1, 1997, the Company retired $7.5 million of its 10-3/4% Subordinated Debentures, and by the end of 1997, $72.4 million principal amount of its 12% Senior Notes was retired. Average debt decreased from $154 million for the year ended December 31, 1996 to $138 million in 1997.

  Income from discontinued oil and gas operations includes the Company's Canadian oil and gas operation through May 5, 1997. Income from discontinued operations was $1.7 million for the year ended December 31, 1997 as compared to $4.8 million for 1996.

LIQUIDITY AND CAPITAL RESOURCES

  On February 9, 1998, the Company issued $70 million of 9-1/8% Senior Notes due 2006 and received net proceeds of approximately $67.9 million. On February 10, 1998, the Company called for redemption the remaining $24.8 million of its 12% Senior Notes and $46 million of its 7-3/4% Convertible Subordinated Debentures. This redemption was completed on March 12, 1998 resulting in the payment of $71.4 million, including redemption premiums and the issuance of 83,535 shares of common stock. Under a stock repurchase plan, approved by the board of directors to purchase the approximate number of shares issued upon conversion of the Convertible Debentures, 83,500 shares of common stock have been repurchased by the Company for $651,000.

  On September 1, 1998, the Company announced that the Board of Directors had approved a stock repurchase program of up to three million shares of common stock. Through December 31, 1998, an additional 469,700 shares of common stock have been purchased by the Company for $2.3 million.

  Net cash provided by operating activities was $31.3 million, $12.5 million and $8.5 million for 1998, 1997 and 1996, respectively. Working capital changes provided $1.7 million of cash flows in 1998 while requiring $9.9 million and $2.6 million of cash flows for 1997 and 1996, respectively. During 1998, significant declines occurred in receivables, inventory and payables due to declining crude oil prices. The Company was able to increase cash flows from working capital changes by reducing inventory quantities of unfinished products and timing of receivable collections. The major use of cash for working capital changes was the reduction in accrued liabilities for the 1998 turnaround work. Consistent with the seasonality of its business, the Company invests in working capital during the first half of the year and recovers working capital investment in the second half of the year.

  At December 31, 1998, the Company had $33.6 million of cash and $6.8 million available under the Refinery line of credit. The Company had working capital of $30.1 million at December 31, 1998.

  Additions to property and equipment during 1998 of $16.8 million, increased $7.8 million from 1997 attributable to an increase of $11.1 million in Refinery capital expenditures in 1998 offset by the 1997 discontinued Canadian oil and gas operations capital expenditures of $3.3 million. Refinery capital expenditures of $9.1 million are planned in 1999. It is anticipated that cash generated from operating activities will be sufficient to meet its 1999 investment requirements.

  Under certain conditions, the Refinery's revolving credit facility restricts the transfer of cash in the form of dividends, loans or advances to the Company from the Refinery. The Company does not believe these restrictions limit its current operating plans.

MARKET RISKS

  Impact of Changing Prices. The Company's revenues and cash flows, as well as estimates of future cash flows are very sensitive to changes in energy prices. Major shifts in the cost of crude oil and the price of refined products can result in large changes in the operating margin from refining operations. Energy prices also determine the carrying value of the Refinery's inventory.

  Hedging Activities. The Company, at times, engages in futures transactions in its refining operations for the purpose of hedging its refining position. To date, the use of futures transactions has been limited to protect against price declines for excess inventory volumes. No futures transactions were entered into during 1998 to hedge excess inventories. In addition, the Company, at times, engages in futures transactions for the purchase of natural gas at fixed prices. Natural gas is consumed by the refinery for energy purposes. Gains and losses on futures contracts designated as hedges are recognized in refinery operating costs when the associated hedge transaction is consummated. In 1998, the Company recognized a net loss from forward purchases of natural gas of $644,000. As of December 31, 1998, the Company had entered

SELECTED QUARTERLY FINANCIAL AND OPERATING DATA

(Dollars in thousands except per share)


                                                             1998                                         1997
                                          ------------------------------------------   ------------------------------------------
Unaudited                                   Fourth     Third     Second      First       Fourth     Third      Second     First
                                          ---------  ---------  ---------  ---------   ---------  ---------  ---------  ---------

Revenues                                  $  64,555  $  80,863  $  84,259  $  69,691   $  82,410  $ 108,108  $  96,330  $  89,570
Operating income (loss)                       2,581     11,015     10,973      1,131       3,489     14,743      9,045     (5,574)
Income (loss) from continuing operations      1,004      9,448      9,205       (839)      1,505     11,806      4,534    (10,033)
Income from discontinued operations,
 net of taxes (1)                                 -          -          -          -           -          -     13,606      1,554
Income (loss) before extraordinary item       1,004      9,448      9,205       (839)      1,505     11,806     18,140     (8,479)
Extraordinary loss, net of taxes                  -          -          -      3,013       1,295      2,622          -          -
Net income (loss)                             1,004      9,448      9,205     (3,852)        210      9,184     18,140     (8,479)
Basic earnings (loss) per share:
    Continuing operations                       .04        .34        .33       (.03)        .05        .42        .17       (.37)
    Net income (loss)                           .04        .34        .33       (.14)        .01        .33        .66       (.31)
Diluted earnings (loss) per share:
    Continuing operations                       .04        .33        .32       (.03)        .05        .42        .17       (.37)
    Net income (loss)                           .04        .33        .32       (.14)        .01        .33        .66       (.31)
EBITDA (2)                                    5,365     13,743     13,795      3,507       5,826     17,037     11,311     (3,301)
Net cash provided by (used in) operating
 activities                                   8,009     17,241     11,975     (5,962)      5,698     11,620      9,245    (14,065)

Refining operations
    Total charges (bpd)                      40,450     41,782     37,953     41,355      39,215     44,907     42,341     38,623
    Heavy crude charge rate (%)                  94         94         93         93          92         91         92         90
    Gasoline yields (bpd)                    16,092     16,233     13,368     17,268      15,834     18,679     16,456     17,268
    Diesel yields (bpd)                      13,975     11,951     12,248     14,228      11,393     12,936     13,676     13,441
    Total product sales (bpd)                40,993     45,010     44,479     40,293      36,036     46,205     41,848     38,105
   Average light/heavy spread based on
        delivered crude costs (per bbl)   $    3.40  $    3.66  $    4.81  $    4.72   $    3.82  $    3.54  $    3.32  $    3.48


(1) Discontinued operations reflected in the above periods represent the Company's Canadian oil and gas operating segment. On June 16, 1997 the Company completed the Canadian disposition.


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

into futures contracts to purchase through April 1999 an average of 6,000 mcf per day of natural gas at an average futures price of $2.47 per mcf per the New York Mercantile Exchange. The estimated fair value of the Company's open natural gas contracts at December 31, 1998 was $(371,000). Futures contracts and options may also, in the future, be used to fix margins in its refining and marketing operations.

  Interest Rate Risk. Borrowings under the Refinery credit facility are generally repaid monthly and bear a current market rate of interest. The average effective interest rate was 8% during 1998. The Company's $70.0 million of 9-1/8% Senior Notes, Due 2006, have a fixed interest rate and the Company has no current plans to redeem these notes. Thus the Company's long-term debt is not exposed to cash flow or fair value risk from interest rate changes. The estimated fair value of the 9-1/8% Senior Notes at December 31, 1998 was $65.1 million.

ENVIRONMENTAL

  Numerous local, state and federal laws, rules and regulations relating to the environment are applicable to the Company's operations. As a result, the Company falls under the jurisdiction of numerous state and federal agencies for administration and is exposed to the possibility of judicial or administrative actions for remediation and/or penalties brought by those agencies. Among these requirements are regulations recently promulgated by the EPA under the authority of Title III of the Clean Air Act Amendments. The Company expended approximately $600,000 by the regulatory compliance deadline of August 1, 1998 to improve the Frontier Refinery's control of emissions of hazardous air pollutants. Subsequent rule making authorized by this or other titles of the Clean Air Act Amendments or similar laws may necessitate additional expenditures in future years.



FIVE YEAR FINANCIAL DATA

(In thousands except per share)

                                                       1998       1997       1996       1995       1994
                                                    ---------  ---------  ---------  ---------  ---------

Revenues                                             $299,368   $376,418   $383,373   $331,832   $313,187
Operating income (loss)                                25,700     21,703      5,585     (1,106)    20,416
Income (loss) from continuing operations               18,818      7,812    (11,644)   (19,336)     1,693
Income (loss) from discontinued operation,
 net of taxes (1)                                           -     15,160      4,752        211    (14,300)
Income (loss) before extraordinary item                18,818     22,972     (6,892)   (19,125)   (12,607)
Extraordinary loss, net of taxes                        3,013      3,917           -          -          -
Net income (loss)                                      15,805     19,055     (6,892)   (19,125)   (12,607)
Basic earnings (loss) per share:
    Continuing operations                                 .67        .28       (.43)      (.71)       .06
    Net income (loss)                                     .56        .69       (.25)      (.70)      (.46)
Diluted earnings (loss) per share:
    Continuing operations                                 .65        .28       (.43)      (.71)       .06
    Net income (loss)                                     .55        .69       (.25)      (.70)      (.46)
EBITDA (2)                                             36,410     30,873     14,603      7,365     28,118
Net cash provided by operating activities              31,263     12,498      8,465      9,878     32,108
Working capital (deficit)                              30,125     20,928     (3,752)    (2,485)     1,532
Total assets                                          182,026    177,915    239,865    238,382    277,536
Long-term debt                                         70,000     70,572    145,928    145,377    170,797
Shareholders' equity                                   70,353     55,934     25,269     32,464     49,449
Capital expenditures from continuing operations        16,763      5,675      4,760      5,217      7,979
Dividends declared                                          -          -          -          -          -



(1) Discontinued operations reflected in the above periods represent the Company's oil and gas operating segment, comprising the Canadian and Unite States oil and gas properties. On June 16, 1997, the Company completed th Canadian disposition. The Company completed the U.S. dispositon during 1995.

(2) EBITDA represents income from continuing operations before interest expense, income tax and depreciation and amortization. EBITDA is not a calculaton based upon generally accepted accounting principles; however, the amounts included in the EBITDA calculation are derived from amounts included in the consolidated financial statements of the Company. In addition, EBITDA should not be considered as an alternative to net income or operating income, as an indication of operating performance of the Company or as an alternative to operating cash flow as a measure of liquidity.

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

YEAR 2000 ISSUES

  Many of the computer systems used by the Company today were designed and developed using two digits, rather than four, to specify the year. As a result, such systems will recognize the year 2000 as "00". This could cause many computer applications to fail completely or to create erroneous results unless corrective measures are taken. The Company utilizes software and related information technology ("IT") essential to its operations that may be affected by the Year 2000 issue. The company also relies on non-IT systems in its daily operations, such as fax machines, radios, voice mail systems, alarms, monitors and other miscellaneous systems. Additionally the company is dependent upon third party relationships with both suppliers and customers.


FIVE YEAR OPERATING DATA

                                                     1998       1997       1996       1995       1994
                                                  ---------  ---------  ---------  ---------  ---------

Charges (bpd)
    Light crude                                       2,174      3,162      4,322      8,098      6,165
    Heavy crude                                      32,303     31,967     31,677     27,174     27,025
    Other feed and blend stocks                       5,909      6,154      5,192      5,072      4,105
        Total charges                                40,386     41,283     41,191     40,344     37,295
Manufactured product yields (bpd)
    Gasoline                                         15,738     17,060     16,825     17,263     16,106
    Diesel                                           13,097     12,856     13,712     13,744     13,094
    Asphalt and other                                10,236     10,200      9,215      7,951      6,575
        Total manufactured product yield             39,071     40,116     39,752     38,958     35,775
Product sales (bpd)
    Gasoline                                         21,421     20,499     20,311     20,767     19,437
    Diesel                                           12,484     12,110     12,561     13,265     12,628
    Asphalt and other                                 8,797      7,949      7,306      6,781      6,724
        Total product sales                          42,702     40,558     40,178     40,813     38,789
Average sales price (per bbl)
    Gasoline                                      $   21.52  $   28.83  $   28.78  $   24.68  $   24.57
    Diesel                                            19.90      27.22      28.89      23.48      23.48
    Asphalt and other                                 12.07      13.13      13.21      11.73      12.18
Operating margin information (per sales bbl)
    Average sales price                           $   19.10  $   25.27  $   25.98  $   22.14  $   22.06
    Material costs                                    13.01      19.49      21.50      18.11      16.18
    Product spread                                     6.09       5.78       4.48       4.03       5.88
    Operating expenses excluding depreciation          3.34       3.30       3.15       3.19       3.45
    Depreciation                                        .68        .61        .59        .55        .53
    Operating margin                                   2.07       1.87        .74        .29       1.90
Average light/heavy spread based
    on delivered crude costs (per bbl)            $    4.15  $    3.54  $    2.56  $    2.94  $    3.61


  The Company initiated a company wide task force to assess and resolve the business risks associated with the Year 2000 issues. The process implemented by the task force included identification of possibly effected systems, assessment of probability of and implications of noncompliance, alternative modifications to or replacements of existing systems or technology and cost and timetables for completion. The analysis is being substantially completed by internal resources with third party vendor verification when available.

  The Company has completed a preliminary review of its' IT, accounting and operational, systems for Year 2000 compliance. The review of the Company's primary financial computer systems, including its accounting system, indicated only minor modifications will be required to make them Year 2000 compliant. The process control system has been documented as Year 2000 compliant by the vendor literature but further testing is being pursued to verify this. The Company believes it will be able to implement the necessary corrections to all of its critical information technology and non-IT systems by mid 1999. Systems identified as non-critical noncompliant will be addressed at later dates.

  The Company does significant business with and is dependent upon various third party entities. These relationships include customers, critical suppliers of products and utilities, financial institutions, transportation companies and others. The Company is also reviewing the possible impact of Year 2000 noncompliance by its outside providers. Communications with critical third parties regarding their plans and progress addressing the Year 2000 has been initiated and continues. The Company is dependent upon the reliability and completeness of the third parties representations in assessing their Year 2000 readiness.

  The estimated costs of the software and hardware modifications and some consultant support identified to date will be between $125,000 to $350,000 to implement and will be financed from operating cash flows. Expenditures through January 31, 1999 totaled approximately $18,000. The Company does not separately track the internal costs for the Year 2000 project, and such costs are principally the related payroll costs for its information systems group.

  The Company's refinery operations are very dependent upon outside providers and in certain areas an alternative to the Company is not available. Failure to correct a material year 2000 issue could result in an interruption in, or a failure of, certain normal business activities or operations. Although the Company is taking steps to reduce the likelihood of interruption or failure of normal operations, there can be no guarantee that other companies' systems, on which our systems rely, will be timely Year 2000 compliant. To date, the Company is not aware of any significant Year 2000 problems with these outside providers that would have a material adverse effect on the Company's business or results of operations, liquidity and financial operations.

  The Company is in the process of developing contingency plans to address issues associated with the reasonably likely worst case scenarios. The Company expects to have such contingency plans formulated by the end of August 1999.

                CONSOLIDATED STATEMENTS OF OPERATIONS

                (In thousands except per share amounts)




For the years ended December 31,                                        1998       1997       1996
                                                                     ---------  ---------  ---------
Revenues:

 Refined products                                                    $ 297,662  $ 374,091  $ 382,098
 Other                                                                   1,706      2,327      1,275
                                                                     ---------  ---------  ---------
                                                                       299,368    376,418    383,373
                                                                     ---------  ---------  ---------

Costs and Expenses:

 Refining operating costs                                              254,733    337,495    362,485
 Selling and general expenses                                            8,225      8,050      6,285
 Depreciation                                                           10,710      9,170      9,018
                                                                     ---------  ---------  ---------
                                                                       273,668    354,715    377,788
                                                                     ---------  ---------  ---------
Operating Income                                                        25,700     21,703      5,585
Interest expense, net                                                    6,732     13,891     17,229
                                                                     ---------  ---------  ---------
Income (Loss) From Continuing Operations Before Income Taxes            18,968      7,812    (11,644)
Provision for income taxes                                                 150          -          -
                                                                     ---------  ---------  ---------
Income (Loss) From Continuing Operations                                18,818      7,812    (11,644)
Discontinued Operations:
 Income from oil and gas operations, net of taxes                            -      1,721      4,752
 Gain on disposal of Canadian oil and gas properties, net of taxes           -     23,301          -
 Recognition of cumulative translation adjustment                            -     (9,862)         -
                                                                     ---------  ---------  ---------
Income (Loss) Before Extraordinary Item                                 18,818     22,972     (6,892)
Extraordinary loss on retirement of debt, net of taxes                   3,013      3,917          -
                                                                     ---------  ---------  ---------
Net Income (Loss)                                                    $  15,805  $  19,055  $  (6,892)
                                                                     =========  =========  =========

Basic Earnings (Loss) Per Share of Common Stock:
 Continuing operations                                               $     .67  $     .28  $    (.43)
 Discontinued operations                                                     -        .55        .18
 Extraordinary loss                                                       (.11)      (.14)         -
                                                                     ---------  ---------  ---------
 Net income (loss)                                                   $     .56  $     .69  $    (.25)
                                                                     =========  =========  =========

Diluted Earnings (Loss) Per Share of Common Stock:
 Continuing operations                                               $     .65  $     .28  $    (.43)
 Discontinued operations                                                     -        .55        .18
 Extraordinary loss                                                       (.10)      (.14)         -
                                                                     ---------  ---------  ---------
 Net income (loss)                                                   $     .55  $     .69  $    (.25)
                                                                     =========  =========  =========



The accompanying notes are an integral part of these financial statements.

                     CONSOLIDATED BALANCE SHEETS

                     (In thousands except shares)


December 31,                                                   1998       1997
                                                            ---------  ---------

ASSETS

Current Assets:

 Cash, including cash equivalents of $31,781 and $19,981
  at December 31, 1998 and 1997, respectively               $  33,589  $  21,735
 Trade receivables, less allowance for doubtful accounts
  of $500 at December 31, 1998 and 1997                         9,986     16,674
 Other receivables                                              1,035        530
 Inventory of crude oil, products and other                    20,269     27,666
 Other current assets                                             560      1,391
                                                            ---------  ---------
   Total current assets                                        65,439     67,996
                                                            ---------  ---------
Property, Plant and Equipment, at cost:
 Refinery and pipeline                                        164,664    149,201
 Furniture, fixtures and other equipment                        3,426      3,044
                                                            ---------  ---------
                                                              168,090    152,245
 Less - Accumulated depreciation                               56,217     45,586
                                                            ---------  ---------
                                                              111,873    106,659
Other Assets                                                    4,714      3,260
                                                            ---------  ---------
Total Assets                                                $ 182,026  $ 177,915
                                                            =========  =========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
 Accounts payable                                           $  23,492  $  33,527
 Revolving credit facility                                      3,800          -
 Accrued turnaround cost                                        1,339      6,771
 Accrued liabilities and other                                  4,280      5,240
 Accrued interest                                               2,403      1,530
                                                            ---------  ---------
   Total current liabilities                                   35,314     47,068
                                                            ---------  ---------

Long-Term Debt, net of current maturities                      70,000     70,572
Deferred Credits and Other                                      5,238      2,801
Deferred Income Taxes                                           1,121      1,540
Commitments and Contingencies

Shareholders' Equity:
 Preferred stock, $100 par value, 500,000 shares
  authorized, no shares issued                                      -          -
 Common stock, no par, 50,000,000 shares authorized,
  28,385,584 shares and 28,111,289 shares
  issued in 1998 and 1997, respectively                        57,278     57,251
 Paid-in capital                                               86,305     84,785
 Retained earnings (deficit)                                  (70,061)   (85,866)
 Treasury stock, 605,700 shares and 52,500 shares
  at December 31, 1998 and 1997, respectively                  (3,169)      (236)
                                                            ---------  ---------
   Total shareholders' equity                                  70,353     55,934
                                                            ---------  ---------
Total liabilities and shareholders' equity                  $ 182,026  $ 177,915
                                                            =========  =========


The accompanying notes are an integral part of these financial statements.

                CONSOLIDATED STATEMENTS OF CASH FLOWS

                            (In thousands)



For the years ended December 31,                                        1998       1997       1996
                                                                     ---------  ---------  ---------

OPERATING ACTIVITIES

Net Income (loss)                                                    $  15,805  $  19,055  $  (6,892)
Extraordinary loss on retirement of debt                                 3,013      3,917          -
Depreciation, depletion and amortization                                10,710     13,018     17,141
Gain on disposal of Canadian oil and gas properties                          -    (23,301)         -
Recognition of cumulative translation adjustment                             -      9,862          -
Other                                                                       20       (202)       795

Changes in components of working capital from operations
 (Increase) decrease in receivables                                      6,183        905        765
 (Increase) decrease in inventory                                        7,397      1,856     (9,881)
 (Increase) decrease in other current assets                               831       (642)       (35)
 Increase (decrease) in accounts payable                                (9,196)    (8,617)     7,659
 Increase (decrease) in accrued liabilities and other                   (3,500)    (3,353)    (1,087)
                                                                     ---------  ---------  ---------
Net cash provided by operating activities                               31,263     12,498      8,465


INVESTING ACTIVITIES

Additions to property, plant and equipment:
 Continuing operations                                                 (16,763)    (5,675)    (4,760)
 Discontinued operations                                                     -     (3,298)    (8,654)
Sales of oil and gas and other properties                                    -     91,307        990
Other                                                                        -       (590)       429
                                                                     ---------  ---------  ---------
Net cash provided by (used in) investing activities                    (16,763)    81,744    (11,995)


FINANCING ACTIVITIES

Borrowings:
 9-1/8% Senior notes                                                    70,000          -          -
 Revolving credit facility                                               3,800          -          -
 12% Senior notes                                                            -      2,000      3,000
Payments of debt:
 12% Senior notes, including redemption premium                        (25,423)   (74,932)         -
 7-3/4% Convertible subordinated debentures,
  including redemption premium                                         (45,971)         -          -
 Subordinated debentures                                                     -     (7,500)         -
Debt issuance costs                                                     (2,575)         -          -
Issuance of common stock                                                   816      3,109          -
Purchase of treasury stock                                              (2,933)         -          -
Other                                                                     (360)      (357)      (345)
                                                                     ---------  ---------  ---------
Net cash provided by (used in) financing activities                     (2,646)   (77,680)     2,655

Effect of exchange rate changes on cash                                      -        (10)        13
                                                                     ---------  ---------  ---------
Increase (decrease) in cash and cash equivalents                        11,854     16,552       (862)
Cash and cash equivalents, beginning of period                          21,735      5,183      6,045
                                                                     ---------  ---------  ---------
Cash and cash equivalents, end of period                             $  33,589  $  21,735  $   5,183
                                                                     =========  =========  =========


The accompanying notes are an integral part of these financial statements.

      CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                     (In thousands except shares)


                                  Common Stock
                              ----------------------                         Accumulated
                                Number                                          Other      Retained
                               of Shares              Treasury    Paid-In   Comprehensive  Earnings              Comprehensive
                                Issued       Amount     Stock     Capital       Income     (Deficit)    Total        Income
                              -----------  ---------  ---------  ---------  -------------  ---------  ---------  -------------



DECEMBER 31, 1995             27,313,502   $  57,172  $    (259) $  81,767  $     (8,187)  $ (98,029) $  32,464
Comprehensive income
 Net loss                             --          --         --         --            --      (6,892)    (6,892)  $  (6,892)
 Foreign currency translation         --          --         --         --          (314)         --       (314)       (314)
                                                                                                                  ---------
Comprehensive income                                                                                              $  (7,206)
                                                                                                                  =========
Shares issued under:
 Directors' stock plan                --          --         11         --            --          --         11
                              -----------  ---------  ---------  ---------  -------------  ---------  ---------

DECEMBER 31, 1996             27,313,502      57,172       (248)    81,767         (8,501)  (104,921)    25,269
Comprehensive income
 Net income                           --          --         --         --             --     19,055     19,055   $  19,055
 Foreign currency translation         --          --         --         --         (1,361)        --     (1,361)     (1,361)
 Disposition of Canadian
  assets                              --          --         --         --          9,862         --      9,862       9,862
                                                                                                                  ---------
Comprehensive income                                                                                              $  27,556
                                                                                                                  =========
Shares issued under:
 Stock option plan               797,787          79         --      3,018             --         --      3,097
 Directors' stock plan                --          --         12         --             --         --         12
                              -----------  ---------  ---------  ---------  -------------  ---------  ---------

DECEMBER 31, 1997             28,111,289      57,251       (236)    84,785             --    (85,866)    55,934
Comprehensive income
 Net income                                                                                   15,805     15,805   $  15,805
                                                                                                                  ---------
Comprehensive income                                                                                              $  15,805
                                                                                                                  =========
Shares issued under:
 Stock option plan               190,760          19         --        797             --         --        816
 Debentures converted             83,535           8         --        723             --         --        731
Shares purchased under stock
 repurchase plans (1)                 --          --     (2,933)        --             --         --     (2,933)
                              -----------  ---------  ---------  ---------  -------------  ---------  ---------

DECEMBER 31, 1998             28,385,584   $  57,278  $  (3,169) $  86,305  $          --  $ (70,061) $  70,353
                              ==========   =========  =========  =========  =============  =========  =========



 (1) Consists of 553,200 shares repurchased during 1998 that are held in treasury.

 The accompanying notes are an integral part of these financial statements.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

  The financial statements include the accounts of Frontier Oil Corporation (formerly known as Wainoco Oil Corporation), a Wyoming corporation, and its wholly-owned subsidiaries, including Frontier Holdings Inc. (the "Refinery"), collectively referred to as Frontier or the Company. At the Annual Meeting held on April 27, 1998, the shareholders of the Company approved the change in the Company's corporate name from "Wainoco Oil Corporation" to "Frontier Oil Corporation." The Company is engaged in the crude oil refining and wholesale marketing of refined petroleum products business (the "refining operations").

  The Company conducts its refining operations in the Rocky Mountain region of the United States. The Company's Cheyenne, Wyoming Refinery purchases the crude oil to be refined and markets the refined petroleum products produced, including various grades of gasoline, diesel fuel, asphalt and petroleum coke.

  Prior to the third quarter of 1997, the Company also explored for and produced oil and gas in Canada and prior to the first quarter of 1996 in the United States (together, the "oil and gas operations"). Operating results for the Company's oil and gas operations segment are presented as discontinued operations in the accompanying statements of operations and all previously reported results are restated to this presentation.


2.    SIGNIFICANT ACCOUNTING POLICIES

PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment are depreciated based on the straight-line method over their estimated useful lives. The estimated useful lives are:

      Refinery plant and equipment . .     5 to 20 years
      Pipeline and pumps . . . . . . .    10 to 20 years
      Furniture, fixtures and other. .     3 to 10 years

  Maintenance and repairs are expensed as incurred except for major scheduled repairs and maintenance ("turnaround") of the Refinery operating units. The costs for turnarounds are ratably accrued over the period from the prior turnaround to the next scheduled turnaround. Major improvements are capitalized, and the assets replaced are retired.

INVENTORIES

  Inventories of crude oil, other unfinished oils and all finished products are recorded at the lower of cost on a first-in, first-out (FIFO) basis or market. Refined product exchange transactions are considered asset exchanges with deliveries offset against receipts. The net exchange balance is included in inventory. Inventories of materials and supplies are recorded at the lower of average cost or market.

SCHEDULE OF COMPONENTS OF INVENTORY

                           (In thousands)

December 31,                                      1998      1997
                                               ---------  ---------

Crude oil                                      $   1,407  $   3,904
Unfinished products                                2,644      6,338
Finished products                                  8,602      9,929
Chemicals                                          1,333      1,534
Repairs and maintenance supplies and other         6,283      5,961
                                               ---------  ---------
                                               $  20,269  $  27,666
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

REFINED PRODUCT REVENUES

  Revenues are recognized when product ownership is transferred to the customer. Excise and other taxes on products sold are netted against revenues.

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

INTEREST

  Interest is reported net of interest capitalized and interest income. Interest income of $1.5 million, $2.0 million and $109,000 was recorded in the years ended December 31, 1998, 1997 and 1996, respectively. During 1998 and 1996 the Company capitalized interest of $101,000 and $24,000, respectively. The Company capitalizes interest on debt incurred to fund the construction or acquisition of a significant asset.

STOCK BASED COMPENSATION

  Compensation cost is measured using the intrinsic value method. Under this method, compensation cost is the excess, if any, of the quoted market value of the Company's common stock at the grant date over the amount the employee must pay to acquire the stock. No compensation cost was recognized for the years ended December 31, 1998, 1997 and 1996.

CURRENCY TRANSLATION

  The Canadian dollar financial statements of the Canadian oil and gas operations have been translated to United States dollars. Gains and losses on currency transactions were included in the consolidated statements of operations currently, and translation adjustments were included in the consolidated statements of changes in shareholders' equity. See Note 8 for information relating to the recognition of the cumulative translation adjustment in 1997.

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

NEW ACCOUNTING STATEMENT

  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Statement established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

  Statement 133 is effective for fiscal years beginning after June 15, 1999. A company may also implement the Statement as of the beginning of any fiscal quarter after issuance (that is fiscal quarters beginning June 16, 1998 and thereafter). Statement 133 cannot be applied retroactively. Statement 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997 (and, at the company's election, before January 1, 1998).

  The Company has not yet quantified the impacts of adopting Statement 133 on the financial statements. However, the Statement could increase volatility in earnings and other comprehensive income.

CASH FLOW REPORTING

  Highly liquid investments with a maturity, when purchased, of three months or less are considered to be cash equivalents. Cash payments for interest during 1998, 1997 and 1996 were $6.3 million, $18.4 million and $16.3 million, respectively. Cash payments for income taxes during 1998, 1997 and 1996 were $582,000, $930,000 and $187,000, respectively.

3. DEBT

SCHEDULE OF LONG-TERM DEBT

                            (In thousands)
December 31,                                           1998       1997
                                                    ---------  ---------

 9-1/8% Senior Notes                                $  70,000  $      --
 12% Senior Notes                                          --     24,572
 7-3/4% Convertible Subordinated Debentures                --     46,000
                                                    ---------  ---------
                                                    $  70,000  $  70,572
                                                    =========  =========

SENIOR NOTES

  On February 9, 1998, the Company issued $70 million of 9-1/8% Senior Notes due 2006. The Notes are redeemable, at the option of the Company, at a premium of 104.563% after February 15, 2002, declining to 100% in 2005. Prior to February 15, 2002, the Company at its option may redeem the Notes at a defined make-whole amount. Interest is paid semiannually. The net proceeds were utilized to fund redemptions of the Company's 12% Senior Notes and 7-3/4% Convertible Subordinated Debentures.

EARLY RETIREMENT OF DEBT

  On February 10, 1998, the Company called for redemption the remaining $24.8 million of its 12% Senior Notes and the $46 million 7-3/4% Convertible Subordinated Debentures. The redemptions were completed on March 12, 1998. Holders of $731,000 of 7-3/4% Convertible Subordinated Debentures elected to convert into 83,535 shares of the Company's common stock. Based on the redemptions, the Company has recognized a 1998 extraordinary loss of approximately $3.0 million, net of taxes, due to the redemption premiums on the Senior Notes and Convertible Debentures and the write-off of the related remaining debt issuance costs. The redemptions and retirement of these debt obligations were funded with proceeds from the issuance of the 9-1/8% Senior Notes.

  Based on early debt redemptions during 1997, the Company recognized an extraordinary loss of approximately $3.9 million, net of taxes, due to the redemption premium on the 12% Senior notes and reduction of debt issuance costs. The debt redemptions were funded with proceeds from the sale of the Canadian oil and gas operations.

REVOLVING CREDIT FACILITY

  The refining operations has a working capital credit facility with a group of three banks which expires on June 30, 2000. The facility is a collateral-based facility with total capacity of up to $50 million, of which maximum cash borrowings are $20 million. Any unutilized capacity after cash borrowings is available for letters-of-credit. Short-term debt outstanding was $3.8 million at December 31, 1998. Standby letters of credit outstanding were $7.7 million and $4.5 million at December 31, 1998 and 1997, respectively.

  The facility provides working capital financing for operations, generally the financing of crude and product supply. It is generally secured by the Refinery's current assets. The agreement provides for a quarterly commitment fee of .375 of 1% per annum. Interest rates are based, at the Company's option, on the agent bank's prime rate plus 1/2%, the prevailing Federal Funds Rate plus 2-1/4% or the reserve-adjusted LIBOR plus 1-3/4%. Standby letters-of-credit issued bear a fee of 1-1/4% annually, plus standard issuance and renewal fees. The agreement includes certain financial covenant requirements relating to the Refinery's working capital, cash earnings, tangible net worth and fixed charge coverage.

RESTRICTIONS ON LOANS, TRANSFER OF FUNDS AND PAYMENT OF DIVIDENDS

  The Refinery credit facility restricts the Refinery as to the distribution of capital assets and the transfer of cash in the form of dividends, loans or advances when there are any outstanding borrowings under the facility or when a default exists or would occur.

FIVE-YEAR MATURITIES

  The 9-1/8% Senior Notes are due 2006; until then there are no maturities of long-term debt.

4. INCOME TAXES

  The following is the provision (benefit) for income taxes for the three years ended December 31, 1998, 1997 and 1996.

PROVISION (BENEFIT) FOR INCOME TAXES


                            (In thousands)

                                    1998       1997       1996
                                 ---------  ---------  ---------

        Current                  $     569  $     194  $      --
        Deferred                      (419)      (194)        --
                                 ---------  ---------  ---------
                                 $     150  $      --  $      --
                                 =========  =========  =========


  The following is a reconciliation of the provision (benefit) for income taxes computed at the statutory United States income tax rates on pretax income (loss) and the provision (benefit) for income taxes as reported for the three years ended December 31, 1998, 1997 and 1996.

RECONCILIATION OF TAX PROVISION


                            (In thousands)

                                                    1998       1997       1996
                                                 ---------  ---------  ---------

Provision (benefit) based on statutory rates     $   6,639  $   2,656  $  (4,242)
Increase (decrease) resulting from:
  Net operating loss carryforwards                  (6,639)    (2,656)     4,242
  State income taxes                                   150         --         --
                                                 ---------  ---------  ---------
Provision as reported                            $     150  $      --  $      --
                                                 =========  =========  =========


  The following are the significant components, by type of temporary differences or carryforwards, of deferred tax liabilities and tax assets, computed at the federal statutory rate, as of December 31, 1998 and 1997.

COMPONENTS OF DEFERRED TAXES


                              (In thousands)

December 31,                                             1998       1997
                                                      ---------  ---------

DEFERRED TAX LIABILITIES

Property, plant and equipment due
 to differences in depreciation                       $  17,731  $  19,624
Other                                                       697        918
                                                      ---------  ---------
DEFERRED TAX LIABILITIES                                 18,428     20,542
                                                      ---------  ---------

DEFERRED TAX ASSETS
Tax loss carryforwards                                   43,820     50,960
Depletion carryforwards                                   3,045      3,045
Other                                                     1,828      3,069
                                                      ---------  ---------
                                                         48,693     57,074
                                                      ---------  ---------
LESS-VALUATION ALLOWANCE                                 31,386     38,072
                                                      ---------  ---------
NET DEFERRED TAX ASSETS                                  17,307     19,002
                                                      ---------  ---------
NET DEFERRED TAX LIABILITIES                          $   1,121  $   1,540
                                                      =========  =========


  Realization of deferred tax assets is dependent on the Company's ability to generate taxable income within the life of the tax loss carryforwards. As a result of the Company's history of operating losses, a valuation allowance has been provided for deferred tax assets that are not offset by scheduled future reversals of deferred tax liabilities.

  At December 31, 1998, the Company had regular net operating loss ("NOL") carryforwards for United States tax reporting purposes of $125.2 million available to reduce future federal taxable income. The regular NOL carryforwards will expire as follows: $11.8 million in 2002, $7.7 million in 2003, $11.3 million in 2004, $29.5 million in 2005, $17.2 million in 2006, $13.7 million in 2007, $11.3 million in 2008, $2.2 million in 2009, $16.1 million in 2010 and $4.4 million in 2011.

  Also, at December 31, 1998, the Company had alternative minimum tax net operating loss ("AMT NOL") carryforwards for United States tax reporting of $79.6 million to reduce future taxable income. The AMT NOL carryforwards will expire as follows: $25.4 million in 2005, $13.1 million in 2006, $11.6 million in 2007, $8.6 million in 2008, $1.4 million in 2009, $16.8 million in 2010 and $2.7 million in 2011.

  The Company has alternative minimum tax carryforwards of $1.3 million and tax depletion carryforwards of $8.7 million which are indefinitely available to reduce future United States income taxes payable.

5. COMMON STOCK

EARNINGS PER SHARE

  The following is a reconciliation of the numerators and denominators used in the calculation of basic and diluted earnings per share ("EPS") for income
(loss) from continuing operations for the years ended December 31, 1998, 1997, and 1996.


                                       1998                                 1997                                 1996
                       -----------------------------------  -----------------------------------  -----------------------------------
                         Income       Shares     Per Share    Income       Shares     Per Share    Income       Shares     Per Share
                       (Numerator) (Denominator)   Amount   (Numerator) (Denominator)   Amount   (Numerator) (Denominator)   Amount
                       ----------- ------------- ---------  ----------- ------------- ---------  ----------- ------------- ---------
                                                          (In thousands except per share amounts)

BASIC EPS:
Income (loss) from
 continuing operations $   18,818        28,124  $    .67   $    7,812        27,457  $    .28   $  (11,644)       27,257  $   (.43)
                                                 ========                             ========                             ========
DILUTIVE SECURITIES:
Stock options                  --           622                     --           494                     --            --
                       ----------- -------------            ----------- -------------            ----------- -------------

DILUTED EPS:
Income (loss) from
 continuing operations $   18,818        28,746  $    .65   $    7,812        27,951  $    .28   $  (11,644)       27,257  $   (.43)
                       =========== ============= ========   =========== ============= ========   =========== ============= =========


  Certain of the Company's stock options that could potentially dilute basic EPS in the future were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented.

NON-EMPLOYEE DIRECTORS STOCK GRANT PLAN

  During 1995, the Company established a stock grant plan for non-employee directors. The purpose of the plan is to provide a part of non-employee directors compensation in Company stock. The plan will be beneficial to the Company and its stockholders by allowing non-employee directors to have a personal financial stake in the Company through an ownership interest in the Company's common stock. The plan may grant an aggregate of 60,000 shares of the Company's common stock held in treasury. The Company made grants to directors under this plan of 2,500 shares in 1997 and 1996.

STOCK OPTION PLANS

  The Company has three stock option plans which authorize the granting of restricted stock and options to purchase shares. The plans through December 31, 1998 have reserved for issuance a total of 3,959,355 shares of common stock of which 2,555,435 shares were granted and exercised, 1,318,250 shares were granted and were outstanding and 85,670 shares were available to be granted. Options under the plans are granted at not less than fair market value on the date of grant. No entries are made in the accounts until the options are exercised, at which time the proceeds are credited to common stock and paid-in capital. Generally, the options vest ratably throughout their one- to five-year terms.

  A summary of the status of the Company's plans as of December 31, 1998, 1997 and 1996, and changes during the years ended on those dates is presented below:

                                              1998              1997 - Restated             1996
                                      --------------------   --------------------   --------------------
                                                 Weighted-              Weighted-              Weighted-
                                                  Average                Average                Average
                                      Number of   Exercise   Number of   Exercise   Number of   Exercise
                                       Options     Price      Options     Price      Options     Price
                                      ---------  ---------   ---------  ---------   ---------  ---------

Outstanding at beginning of year      1,526,340  $    4.06   2,331,904  $    3.81   2,332,842  $    4.32
Granted                                      --         --     612,800       4.09     981,229       3.31
Exercised                              (190,760)      3.81    (797,787)      3.89          --         --
Reissued                                     --         --          --         --    (669,229)      4.30
Expired                                 (17,330)      5.18    (620,577)      3.48    (312,938)      4.53
                                      ---------  ---------   ---------  ---------   ---------  ---------
Outstanding at end of year            1,318,250       3.95   1,526,340       4.06   2,331,904       3.81
                                      =========              =========              =========
Exercisable at end of year            1,060,320       4.45     914,850       4.03   1,526,561       4.04
                                      =========              =========              =========
Available for grant at end of year       85,670                 69,390                 68,208
                                      =========              =========              =========


Weighted-average fair value of
 options granted during the year                        --                   1.51                    .65


  The following table summarizes information about stock options outstanding at December 31, 1998:


                            Options Outstanding                  Options Exercisable
                   ---------------------------------------    -------------------------
                                   Weighted-
                                    Average      Weighted-                    Weighted-
                      Number       Remaining      Average                      Average
   Range of        Outstanding    Contractual     Exercise    Exerciseable     Exercise
Exercise Prices    at 12/31/98        Life         Price       at 12/31/98      Price
---------------    -----------    -----------    ---------    ------------    ---------

$2.88 to $7.82       1,318,250           2.26    $    3.95       1,060,320    $    4.45



      Had compensation costs been determined based on the fair value at the grant dates for awards made in 1997 and 1996 (no awards were made in 1998), the Company's net income (loss) and EPS would have been the pro forma amounts indicated below for the years ended December 31, 1998, 1997 and 1996:

                                     (In thousands except per share amounts)

                                            1998       1997       1996
                                         ---------  ---------  ---------

  Net income (loss):
     As reported                         $  15,805  $  19,055  $  (6,892)
     Pro forma                              15,281     18,578     (7,263)

  Basic EPS:
     As reported                         $     .56  $     .69  $    (.25)
     Pro forma                                 .54        .67       (.27)

  Diluted EPS:
     As reported                         $     .55  $     .69  $    (.25)
     Pro forma                                 .53        .67       (.27)


  The fair value of grants was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used: risk-free interest rates of 5.91% and 5.33%, expected volatilities of 41.07%, and 32.95%, expected lives of 2.32 and 1.59 years and no dividend yield in 1997 and 1996, respectively.


6. COMMITMENTS AND CONTINGENCIES

LEASE AND OTHER COMMITMENTS

  The Company has noncapitalized building, equipment and vehicle lease agreements which expire from 1999 through 2005 having minimum annual payments as of December 31, 1998 of $4.1 million for 1999, $719,000 for 2000, $591,000 for
2001, $368,000 for 2002, $174,000 for 2003, $132,000 for 2004 and $25,000 in
2005. Operating lease rental expense was $2.6 million, $2.6 million and $1.7 million for the three years ended December 31, 1998, 1997and 1996, respectively.

  The Company contracted for pipeline capacity of approximately 13,800 bpd on the Express Pipeline from Hardisty, Alberta to Guernsey, Wyoming in 1997 for a period of 15 years. The Company's commitment for pipeline capacity is approximately $5.8 million per year. The agreement allows the Company to assign a portion of its capacity in early years for additional capacity in later years. The Company owns a 25,000 bpd interest in a crude oil pipeline from Guernsey, Wyoming to the refinery. The Company's share of operating costs for the crude oil pipeline are recorded as refining operating costs. The Company also has commitments to purchase crude oil from various suppliers on a one month to one year basis at daily market posted prices to meet its Refinery throughput requirements.

CONCENTRATION OF CREDIT RISK

  The Company has concentrations of credit risk with respect to sales within the same or related industry and within limited geographic areas. The Refining operation sells its products exclusively at wholesale, principally to independent retailers and major oil companies located primarily in the Denver, western Nebraska and eastern Wyoming regions, with 14% of its customers accounting for approximately 69% of total refined product sales in 1998. The Company extends credit to its customers based on ongoing credit evaluations. An allowance for doubtful accounts is provided based on the current evaluation of each customer's credit risk, past experience and other factors. During 1998, the Company made sales to CITGO Petroleum Products of approximately $56 million, which accounted for 19% of consolidated revenues.

CONTRIBUTION PLANS

  The Company sponsors separate defined contribution plans for employees covered by a collective bargaining agreement and employees not covered by such an agreement. All employees may participate by contributing a portion of their annual earnings to the plans. The Company makes basic and/or matching contributions on behalf of participating employees. The cost of the plans for the three years ended December 31, 1998, 1997 and 1996 was $1.4 million, $1.3 million and $1.2 million, respectively.

ENVIRONMENTAL

  The Company accrues for environmental costs as indicated in Note 2. Numerous local, state and federal laws, rules and regulations relating to the environment are applicable to the Company's operations. As a result, the Company falls under the jurisdiction of numerous state and federal agencies and is exposed to the possibility of judicial or administrative actions for remediation and/or penalties brought by those agencies. The Refinery is party to one consent decree requiring the investigation and, in certain instances, mitigation of environmental impacts resulting from past operational activities. The Company has been and will be responsible for costs related to compliance with or remediations resulting from environmental regulations. There are currently no identified environmental remediation projects of which the costs can be reasonably estimated. However, the continuation of the present investigative process, other more extensive investigations over time or changes in regulatory requirements could result in future liabilities.

LITIGATION

  The Company is involved in various lawsuits which are incidental to its business. In management's opinion, the adverse determination of such lawsuits would not have a material adverse effect on the Company's financial position or results of operations.

COLLECTIVE BARGAINING AGREEMENT EXPIRATION

  The Company's refining unit hourly employees are represented by seven bargaining units, the largest being the Paper, Allied-Industrial, Chemical and Energy Workers International Union ("PACE"). Six AFL-CIO affiliated unions represent the craft workers. In December 1998, the Company concluded new bargaining agreements, with the three-year PACE agreement due to expire in July 1999 extended to July 2002, while the six-year AFL-CIO contract due to expire in June 2002 extended to June 2005. The union employees represent approximately 57% of the Company's work force at December 31, 1998.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The fair value of the Company's Senior Notes and Convertible Subordinated Debentures was estimated based on quotations obtained from broker-dealers who make markets in these and similar securities. The bank revolving credit facility is based on floating interest rates and, as such, the carrying amount is a reasonable estimate of fair value. At December 31, 1998 and 1997, the carrying amounts of long-term debt instruments (including current maturities) were $70.0 million and $70.6 million, respectively, and the estimated fair values were $65.1 million and $72.0 million.

  As of December 31, 1998, the Company had entered into futures contracts to hedge a portion of its natural gas consumption requirements. The futures contracts are placed with a major financial institution the Company believes is a minimum credit risk. The futures contracts mature each month through April 1999. The estimated fair value of the Company's open natural gas futures contract at December 31, 1998 was $(371,000).

8. SALE OF OIL AND GAS OPERATIONS

  On June 16, 1997, the Company completed the sale of all its Canadian oil and gas properties. The transaction was initiated by the Company through a negotiated bid process in order to maximize shareholder value. The oil and gas assets were located in British Columbia and Alberta and included approximately 94 billion cubic feet of natural gas, 1.7 million barrels of oil, condensate and natural gas liquids, 121,500 net undeveloped leasehold acres and a significant amount of seismic data. Additionally, value was received for certain Canadian income tax pools of the Company.

  The contract purchase price of C$133.6 million was adjusted from the January 1, 1997 effective date of the sale to June 16, 1997. Net proceeds after these adjustments, transaction expenses and severance costs were approximately C$126.7 million (US$91.3 million) as of June 16, 1997. A net gain of $23.3 million was realized on the transaction. No Canadian taxes are estimated to be payable due to available oil and gas deductions and net operating loss carryforwards. For U.S. federal income taxes, available net operating loss carryforwards will be utilized to offset the gain; however, alternative minimum taxes of approximately $800,000 have been paid.

  The cumulative translation adjustment as of May 5, 1997 (the measurement date of the sale) of $9.9 million was realized against income as a result of the sale. In prior periods, the Company had recognized the currency translation impact of its Canadian operations as a direct reduction to shareholders' equity. Consequently, the recognition of the cumulative translation adjustment in the accompanying statements of operations has no effect on shareholders' equity. A net loss of $54,000 from Canadian operations from the measurement date until June 16, 1997 was included in the gain calculation.



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Frontier Oil Corporation:

  We have audited the accompanying consolidated balance sheets of Frontier Oil Corporation (formerly known as Wainoco Oil Corporation) (a Wyoming Corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frontier Oil Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.



ARTHUR ANDERSEN LLP

Houston, Texas
February 5, 1999