Form 10-K, Exhibit 13
period 1999-12-31
FRONTIER OIL CORP /NEW/
filed 2000-02-28
CIK 110430

MANAGEMENT'S DISCUSSION AND ANALYSIS


General

     The terms "Frontier" and "we" refer to Frontier Oil Corporation and its subsidiaries. On November 16, 1999, we acquired the 110,000 barrels per day crude oil refinery located in El Dorado, Kansas from Equilon Enterprises LLC ("Equilon"). Operating results for this refinery have been included in our financial information from November 17, 1999.

     We experience stronger demand for our refined products, particularly gasoline and asphalt, during the summer months due to seasonal increases in highway traffic and road construction work. As a result, our operating results for the first and fourth calendar quarters are generally lower than those for the second and third quarters. Demand for diesel is more stable, but reduced road construction and agricultural work during the winter months does have an impact on demand for diesel. Consistent with the seasonality of our business, we invest in working capital during the first half of the year and recover working capital investment in the second half of the year.

Result of Operations

     1999 Compared with 1998. We had a net loss for the year ended December 31, 1999 of $17.1 million, or $.62 per share, compared to net income from continuing operations of $18.8 million, or $.65 per diluted share for 1998. Net income for the year ended December 31, 1998 was $15.8 million, or $.55 per diluted share. The results for the year ended December 31, 1998 included a $3.0 million extraordinary loss on early retirement of debt.

     Operating income decreased $30.9 million in 1999 versus 1998 due to a decrease in the refined product spread (revenues less material, freight and other costs) of $17.6 million, increases in refinery operating expenses of $10.2 million, depreciation of $2.3 million, and selling and general costs of $1.2 million, offset by an increase in other income of $456,000.

     The refined product spread was $3.42 per barrel for the year ended December 31, 1999 compared to $5.77 per barrel in 1998. This decrease was due to significantly lower light product margins, a significant decrease in the light/heavy crude spread and lower by-product margins due to higher crude oil prices, offset by inventory profits. High nationwide levels of gasoline and diesel inventories kept margins at their lowest levels since 1995 during the first six months of 1999. Although margins improved during the third quarter of 1999, they again turned downward in the fourth quarter. An industry publication reported that refining margins may prove to be the worst of the decade. High crude oil prices and weak weather-related product demand have caused extremely low to negative fourth quarter margins.

     The light/heavy crude spread for the Cheyenne refinery was $2.17 per barrel for the year ended December 31, 1999, the lowest ever experienced by Frontier for such a lengthy period. In comparison, the light/heavy spread for 1998 was $4.15 per barrel. The tightening spread was caused by low crude oil prices during 1998 and the resulting reduced supply of heavy crude oil as certain heavy crude oil was uneconomic to produce. Although crude oil prices began to increase in the second quarter of 1999, the light/heavy spread has been slow to widen. The heavy crude oil spread for the Cheyenne refinery is directly linked to pricing of Canadian heavy crude oil. Late in the fourth quarter, the Canadian heavy crude oil price spread began to widen due to seasonal declines in asphalt needs. However, demand for Canadian heavy crude oil remains strong into 2000 as it is attractively priced versus other foreign supplies. We expect that for 2000, the heavy crude oil spread for the Cheyenne refinery will widen, but whether it will widen to more historical pricing relationships based on current crude oil prices will depend on Canadian and other worldwide heavy crude oil supplies.

     The price of crude oil reached its low point in December 1998, when crude closed at below $10.75 per barrel on the New York Mercantile Exchange and stayed at or below $13.00 per barrel during January and February 1999. Commencing in March 1999, with the announcement of OPEC production cuts, the price of crude oil increased and ended December at $25.60 per barrel. For the year ended December 31, 1999, we realized a benefit to the refined product spread for the Cheyenne refinery for inventory profits of approximately $13.2 million because of increasing crude oil prices. For the year ended December 31, 1998, we realized a reduction to the refined product spread of approximately $5.0 million because of declines in crude oil prices. Inventories are recorded at the lower of cost on a first in, first out (FIFO) basis or market.

     Refined product revenues increased $203.8 million or 68% for the year ended December 31, 1999 compared to 1998 due to increased sales prices and increased sales volumes from the El Dorado refinery acquisition. Average gasoline prices increased $5.09 per barrel, average diesel prices increased $6.02 per barrel and there was a 36% overall increase in sales volumes. Yields of gasoline increased 58% while yields of diesel increased 32% in 1999 compared to 1998.

     Other income increased $456,000 to $2.2 million for the year ended December 31, 1999 compared to the same period in 1998 due to a $516,000 legal settlement received in 1999.

     Refining operating costs increased $231.6 million or 91% for the year ended December 31, 1999 compared to 1998 due to the El Dorado refinery acquisition and increases in material, freight and other costs and refinery operating expenses. Material, freight and other costs were $20.31 per barrel in 1999 compared to $13.33 per barrel in 1998 primarily due to higher crude oil prices, the use of a lower percentage of less expensive heavy crude oil and a lower light/heavy spread. Expressed as a percentage of the total crude oil charge, the Cheyenne refinery heavy crude oil utilization rate decreased to 87% in the year ended December 31, 1999 from 94% in 1998. The light/heavy spread for the Cheyenne refinery decreased 48% to average $2.17 per barrel for 1999. Refinery operating expenses averaged $2.71 per barrel consisting of $2.52 per barrel at the El Dorado refinery (including chemical operations) and $2.77 per barrel for the Cheyenne refinery. The Cheyenne refinery operating expense per barrel decreased $.25 per barrel to $2.77 per barrel in 1999 due to higher thruput, lower chemical usage and lower maintenance costs.

     Selling and general expenses increased $1.2 million or 15% for the year ended December 31, 1999 because of increased staffing needs and other costs resulting from the El Dorado refinery acquisition and increases in salaries and benefits.

     Depreciation increased $2.3 million or 22% for the year ended December 31, 1999 as compared to 1998 because of the El Dorado acquisition and increases in capital investment. The 1998 depreciation provision also included a write-off of certain equipment replaced in connection with turnaround work.

     The interest expense increase of $3.2 million or 48% for the year ended December 31, 1999 was attributable to higher debt levels used to purchase the El Dorado refinery and the crude oil, intermediate and finished product inventory of the El Dorado refinery. Average debt increased to $108.1 million for the year ended December 31, 1999 from $79.2 million for the year ended December 31, 1998.

     Income tax expense of $1.9 million for the year ended December 31, 1999 was for deferred state income taxes. In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", deferred taxes are provided for the tax effect of cumulative to date net taxable book-tax differences, offset by available net operating losses. While we have substantial net operating losses available to offset federal income taxes, the El Dorado refinery acquisition will result in a significant portion of future taxable income being apportioned to Kansas for state income tax purposes.

     1998 Compared with 1997. We had net income for the year ended December 31, 1998 of $15.8 million, or $.55 per diluted share, compared to net income of $19.1 million, or $.69 per diluted share for 1997. The 1998 results include a $3.0 million extraordinary loss on early retirement of debt. The 1997 results included a $23.3 million gain on the sale of the Canadian oil and gas operations which closed on June 16, 1997, a $9.9 million reduction to income in recognition of the cumulative translation adjustment, a $3.9 million extraordinary loss on retirement of debt and $1.7 million of income from the discontinued Canadian oil and gas operations. Income from continuing operations for the year ended December 31, 1998 was $18.8 million compared to $7.8 million for 1997. The sale of the Canadian oil and gas operations closed on June 16, 1997, thus the 1997 operating results for the Company's oil and gas exploration and production segment have been presented as discontinued operations in the accompanying financial statements.

     Operating income increased $4.0 million in 1998 as compared to 1997 due to an increase in the refined product spread (revenues less material, freight and other costs) of $8.2 million offset by a decrease in other income of $621,000 and increases in refinery operating expenses of $1.8 million, selling and general expenses of $175,000 and depreciation of $1.5 million.

     Refined product revenues and refining operating costs are impacted by changes in the price of crude oil. The price of crude oil was significantly lower in 1998 than in 1997. The refined product spread was $5.77 per bbl compared to $5.53 per bbl in 1997. The 1998 refined product spread increased due to an improved light/heavy crude oil spread and better by-product margins from lower crude oil prices. Light product margins were approximately 14% lower than in 1997 which reduced the refined product spread. Both periods' refined product spreads were negatively impacted by declines in crude oil prices totaling approximately $3.7 million in the first quarter and $1.1 million in the fourth quarter of 1998 and approximately $4.0 million in the first quarter of 1997. Inventories are recorded at the lower of cost on a first in, first out
(FIFO) basis or market. Refined product revenues decreased $76.4 million or 20%. The decrease in refined product revenues resulted from a $7.31 per bbl decrease in average gasoline sales prices and a $7.32 per bbl decrease in average diesel sales prices. Refined product sales volumes increased 5% in 1998 over 1997 levels. Yields of gasoline decreased by 8% while yields of diesel increased 2% in 1998 compared to 1997. The decrease in gasoline yields was due to the major turnaround, which commenced April 19, 1998 and was completed May 15, 1998, on the fluid catalytic cracking unit and alkylation and related units.

     Other income, which consists primarily of processing fees, decreased $621,000 to $1.7 million in 1998 as compared to 1997. Other income for 1997 included a gain on foreign currency swaps of $522,000 related to the Canadian sale proceeds while other income for 1998 includes sulfur credit sales of $360,000.

     Refining operating costs decreased $82.8 million or 25% in the year ended December 31, 1998 from 1997 levels due to a decrease in material, freight and other costs offset by an increase in refinery operating expenses. Material, freight and other costs per bbl decreased 32% or $6.41 per bbl in 1998 due to lower oil prices, increased percentage use of heavy crude oil, an increase in the light/heavy spread and a 2% decrease in refinery charge rates. During 1998, the refinery heavy crude oil utilization rate expressed as a percentage of total crude oil increased to 94% from 91% in 1997. The light/heavy spread increased 17% to average $4.15 per bbl in 1998. Refinery operating expenses increased $1.9 million in 1998 as compared to 1997, and refinery operating expense per bbl decreased $.03 per bbl to $3.02 per bbl in 1998. The increase in refinery operating expenses during 1998 was due to higher natural gas usage during the turnaround and increased chemical usage due to unit operating problems which were corrected during the turnaround.

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

      During 1998, the price of light crude oil declined by approximately $6.00 per bbl to $12.05 per bbl at December 31, 1998. The price of heavy crude oil likewise declined. The low price of crude oil caused the production of some heavy crude oil in both Wyoming and Canada to become uneconomical. The reduced supply of heavy crude oil and the high demand for heavy crude oil due to attractive asphalt margins were major factors contributing to the decline in the light/heavy spread during 1998. During the third and fourth quarters of 1998, the Company experienced a shortfall in contracted heavy crude oil deliveries from Wyoming of approximately 5,100 bpd which required the Company to buy additional heavy Canadian crude oil at spot prices. The price of heavy crude oil purchased at spot prices was substantially higher than contracted Wyoming and Canadian crude oil resulting in the decline of the light/heavy spread from $4.81 per bbl in the second quarter of 1998 to $3.66 per bbl in the third quarter of 1998, and to $3.40 per bbl in the fourth quarter of 1998.

Liquidity and Capital Resources

     On November 5, 1999, we issued $190 million principal amount of 11-3/4% Senior Notes due 2009. The Notes were issued at a price of 98.562%. Net proceeds of the offering were approximately $181.0 million. We used the net proceeds to fund the $170 million purchase price of the El Dorado refinery and for general corporate purposes. We also purchased the crude oil, intermediate product and the refined product inventory of the

El Dorado refinery at closing for $53.1 million. We borrowed under the credit facility to help finance the inventory purchases.

     On February 9, 1998, we issued $70 million of 9-1/8% Senior Notes due 2006 and received net proceeds of approximately $67.9 million. On February 10, 1998, the Company called for redemption the remaining $24.8 million of its 12% Senior Notes and $46 million of its 7-3/4% Convertible Subordinated Debentures. This redemption was completed on March 12, 1998 resulting in the payment of $71.4 million, including redemption premiums and the issuance of 83,535 shares of common stock. Under a stock repurchase plan, approved by the board of directors to purchase the approximate number of shares issued upon conversion of the Convertible Debentures, 83,500 shares of common stock were repurchased by the Company for $651,000.

     On September 1, 1998, we announced that the Board of Directors had approved a stock repurchase program of up to three million shares of common stock. In 1998, 469,700 shares of common stock were purchased for $2.3 million. In 1999, an additional 627,700 shares of common stock were purchased for $3.4 million.

     Net cash used by operating activities was $11.3 million for the year ended December 31, 1999 while $31.3 million cash was provided by operating activities for the year ended December 31, 1998. Working capital changes required $9.7 million of cash flows in 1999 while providing $1.7 million of cash flows in 1998. The 1999 use reflects the purchase of crude oil, intermediate product and finished product inventory of the El Dorado refinery.

     At December 31, 1999, we had $38.3 million of cash and $45.7 million available under the revolving credit facility line of credit. We had working capital of $24.8 million at December 31, 1999. Under revolving credit facility conditions, we are required to maintain $25 million in cash through March 31, 2001. However, if EBITDA (earnings before interest, taxes, depreciation and amortization) for the six months ended June 30, 2000 is at least $40 million, the requirement will be reduced to $12.5 million, and if EBITDA for the nine months ended September 30, 2000 is at least $50 million, the requirement will be eliminated.

     Capital expenditures for 1999 were $171.6 million for the El Dorado refinery acquisition and $9.2 million for other capital expenditures. Capital expenditures for 1998 were $16.8 million. Capital expenditures of approximately $13.2 million are planned for 2000.

     We are highly leveraged. As of December 31, 1999, we have $283 million of total consolidated debt and shareholders' equity of $50.7 million. It is anticipated that cash generated from operating activities will be sufficient to meet our 2000 investment and debt obligations. If we cannot generate sufficient cash from operating activities to meet our obligations we may reduce capital expenditures, sell assets, raise capital or refinance our debt obligations. We anticipate first quarter 2000 cash flows from operating activities will be negative. We believe we have sufficient cash and available borrowing capacity under the revolving credit facility to meet our obligations until seasonal and industry improvements begin.

     Under certain conditions, the revolving credit facility restricts the transfer of cash in the form of dividends, loans or advances to the Company from its subsidiaries. We do not believe these restrictions limit our current operating plans.

Market Risks

     Impact of Changing Prices. Our revenues and cash flows, as well as estimates of future cash flows are very sensitive to changes in energy prices. Major shifts in the cost of crude oil and the price of refined products can result in large changes in the operating margin from refining operations. Energy prices also determine the carrying value of the refineries' inventory.

     Hedging Activities. At times, we engage in futures transactions in our refining operations for the purpose of hedging our refining position. We accomplish this by purchasing forward crude oil supply contracts, but we generally have not hedged refined product prices. However, we may in the future hedge refined product prices in some of the new markets served by the El Dorado refinery. To date, the use of futures transactions has been limited to protect against price declines for excess inventory volumes and foreign crude oil purchases. No futures transactions were entered into during 1999 to hedge excess inventories. Since the El Dorado refinery acquisition we use futures transactions to price foreign crude oil at the price when the crude oil is processed by the El Dorado refinery instead of when purchased. Foreign crude oil delivery times can exceed one month from when the purchase is made. In addition, we, at times, engage in futures transactions for the purchase of natural gas at fixed prices. The refineries consume natural gas for energy purposes. Gains and losses on futures contracts designated as hedges are recognized in refinery operating costs when the associated hedge transaction is consummated. Futures contracts and options may also, in the future, be used to fix margins in our refining and marketing operations. In 1999, we recognized losses on futures transactions to purchase foreign crude oil of $3.6 million and from forward purchases of natural gas of $62,000. As of December 31, 1999 we had entered into futures contracts for the purchase of foreign crude oil and purchase of natural gas. We had sold approximately 1.5 million barrels of crude oil on the New York Mercantile Exchange at an average price of $25.86 for repurchase through March 2000. We had also purchased an average 7,000 mcf per day of natural gas through March 2000 at $2.13 per mcf. The estimated fair value of our open crude oil futures contracts and natural gas futures contracts at December 31, 1999 were $456,000 and $122,000, respectively.

     Interest Rate Risk. Borrowings under our revolving credit facility bear a current market rate of interest. Our $70.0 million of 9-1/8% Senior Notes, due 2006, have a fixed interest rate, and we have no current plans to redeem these notes. Our $190.0 million of 11-3/4% Senior Notes, due 2009, also have a fixed interest rate. Accordingly, our long-term debt is not exposed to cash flow or fair value risk from interest rate changes. The estimated fair value of the 9-1/8% Senior Notes at December 31, 1999 was $63 million and the estimated fair value of the 11-3/4% Senior Notes was $187.2 million.


SELECTED QUARTERLY FINANCIAL AND OPERATING DATA
(unaudited, dollars in thousands except per share)

                                         1999                                          1998
                                         --------------------------------------------  ------------------------------------------
                                          Fourth (1)    Third     Second      First     Fourth      Third     Second      First
                                         -----------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

Revenues                                   $240,673   $116,444   $ 90,266   $ 56,217   $ 64,555   $ 80,863   $ 84,259   $ 69,691
Operating income (loss)                     (18,028)    10,247      5,674     (3,142)     2,581     11,015     10,973      1,131
Income (loss) from continuing operations    (24,487)     8,358      3,914     (4,846)     1,004      9,448      9,205       (839)
Income (loss) before extraordinary item     (24,487)     8,358      3,914     (4,846)     1,004      9,448      9,205       (839)
Extraordinary loss, net of taxes                  -          -          -          -          -          -         -       3,013
Net income (loss)                           (24,487)     8,358      3,914     (4,846)     1,004      9,448      9,205     (3,852)
Basic earnings (loss) per share:
 Continuing operations                       ($0.90)     $0.31      $0.14     ($0.18)     $0.04      $0.34      $0.33     ($0.03)
 Net income (loss)                           ($0.90)     $0.31      $0.14     ($0.18)     $0.04      $0.34      $0.33     ($0.14)
Diluted earnings (loss) per share:
 Continuing operations                       ($0.90)     $0.30      $0.14     ($0.18)     $0.04      $0.33      $0.32     ($0.03)
 Net income (loss)                           ($0.90)     $0.30      $0.14     ($0.18)     $0.04      $0.33      $0.32     ($0.14)
EBITDA (2)                                  (13,686)    13,218      8,568       (301)     5,365     13,743     13,795      3,507
Net cash provided by (used in) operating
 activities                                 (19,335)    12,729      7,915    (12,641)     8,009     17,241     11,975     (5,962)
Refining operations
 Total charges (bpd)                        100,785     45,773     45,100     36,378     40,450     41,782     37,953     41,355
 Gasoline yields (bpd)                       49,002     17,437     17,600     15,366     16,092     16,233     13,368     17,268
 Diesel yields (bpd)                         31,964     13,115     13,212     10,886     13,975     11,951     12,248     14,228
 Total product sales (bpd)                   97,494     48,984     45,976     38,565     40,993     45,010     44,479     40,293
 Average light/heavy spread based on
  delivered crude costs for the Cheyenne
  refinery(per bbl)                           $2.63      $1.89      $2.21      $1.94      $3.40      $3.66      $4.81      $4.72



(1) Includes El Dorado refinery financial and operating data from November 17, 1999.


(2) EBITDA represents income from continuing operations before interest expense, income tax and depreciation and amortization. EBITDA is not a calculation based upon generally accepted accounting principles; however, the amounts included in the EBITDA calculation are derived from amounts included in the consolidated financial statements. In addition, EBITDA should not be considered as an alternative to net income or operating income, as an indication of operating performance or as an alternative to operating cash flow as a measure of liquidity.

Environmental

     Numerous local, state and federal laws, rules and regulations relating to the environment are applicable to our operations. As a result, we fall under the jurisdiction of numerous state and federal agencies for administration and are exposed to the possibility of judicial or administrative actions for remediation and/or penalties brought by those agencies. The Cheyenne refinery is party to one consent decree requiring the investigation and, in certain instances, mitigation of environmental impacts resulting from past operational activities. The El Dorado refinery is party to a consent decree regarding the implementation of a groundwater management program. Equilon will be responsible for the cost of continued compliance with this order. We have obtained a ten-year insurance policy with $25 million coverage for environmental liabilities, with a $500,000 deductible. This insurance will reimburse us for losses related to some known and some unknown pre-existing conditions at the El Dorado refinery. Equilon and Frontier will share the premium costs of this policy. In addition, Equilon will be responsible for up to $5 million in costs (including insurance premiums) relating to safety, health and environmental conditions that are not covered under the ten-year insurance policy. There are currently no identified environmental remediation projects of which the costs can be reasonably estimated. However, the continuation of the present investigative process, other more extensive investigations over time or changes in regulatory requirements could result in future liabilities. The effects to the future consolidated financial position, results of operations or capital expenditures is unknown.

Canadian Tax Assessment

   Prior to the sale of our Canadian oil and gas operations in June 1997, we conducted business in Canada. As a result of an audit in 1999 of our Canadian tax returns for the years 1995, 1996 and 1997 conducted by the Canada Customs and Revenue Agency (formerly Revenue Canada), we were assessed for approximately C$27 million of additional taxes. More than C$20 million of this assessment relates to certain foreign exploration and development expenditure deductions. The Department of Finance in Canada has drafted and released proposed legislation that would eliminate this portion of the assessment. Approximately C$5 million of the assessment relates to the deductibility of certain interest costs in 1995, which were not challenged by the Canada Customs and Revenue Agency in its audits of previous periods. Other deductions of approximately C$2 million comprise the balance of the assessment. We have filed a Notice of Objection to portions of the assessment totaling approximately C$25 million and additionally, are awaiting, as is the Canada Customs and Revenue Agency, the passing of legislation that will resolve the foreign exploration and development expenditure deduction portion of the assessment, before arguing the remaining assessment. We intend to vigorously contest the tax assessment and believe that we will be successful in our appeal, either at the regulatory level or before the Courts. While we acknowledge the uncertainties associated with tax disputes, management currently believes that this matter will be resolved without a material effect on our financial position or results of operations.


FIVE YEAR FINANCIAL DATA
(in thousands except per share)

                                                                   1999 (1)    1998       1997       1996       1995
                                                                  ---------  --------   --------   --------   --------

Revenues                                                          $503,600   $299,368   $376,418   $383,373   $331,832
Operating income (loss)                                             (5,249)    25,700     21,703      5,585     (1,106)
Income (loss) from continuing operations                           (17,061)    18,818      7,812    (11,644)   (19,336)
Income (loss) from discontinued operations, net of taxes (2)             -          -     15,160      4,752        211
Income (loss) before extraordinary item                            (17,061)    18,818     22,972     (6,892)   (19,125)
Extraordinary loss, net of taxes                                         -      3,013      3,917          -          -
Net income (loss)                                                  (17,061)    15,805     19,055     (6,892)   (19,125)
Basic earnings (loss) per share:
 Continuing operations                                              ($0.62)     $0.67      $0.28     ($0.43)    ($0.71)
 Net income (loss)                                                  ($0.62)     $0.56      $0.69     ($0.25)    ($0.70)
Diluted earnings (loss) per share:
 Continuing operations                                              ($0.62)     $0.65      $0.28     ($0.43)    ($0.71)
 Net income (loss)                                                  ($0.62)     $0.55      $0.69     ($0.25)    ($0.70)
EBITDA (3)                                                           7,799     36,410     30,873     14,603      7,365
Net cash (used by) provided by operating activities                (11,332)    31,263     12,498      8,465      9,878
Working capital (deficit)                                           24,832     30,125     20,928     (3,752)    (2,485)
Total assets                                                       521,493    182,026    177,915    239,865    238,382
Long-term debt                                                     257,286     70,000     70,572    145,928    145,377
Shareholders' equity                                                50,681     70,353     55,934     25,269     32,464
Capital expenditures from continuing operations                    181,703     16,763      5,675      4,760      5,217
Dividends declared                                                       -          -          -          -          -


(1) Includes El Dorado refinery financial data from November 17, 1999.

(2) Discontinued operations reflected in the above periods represent the Company's oil and gas operating segment, comprising the Canadian and United States oil and gas properties. On June 16, 1997, the Company completed the Canadian Disposition. The Company completed the U.S. dispositon during 1995.

(3) EBITDA represents income from continuing operations before interest expense, income tax and depreciation and amortization. EBITDA is not a calculaton based upon generally accepted accounting principles; however, the amounts included in the EBITDA calculation are derived from amounts included in the consolidated financial statements of the Company. In addition, EBITDA should not be considered as an alternative to net income or operating income, as an indication of operating performance of the Company or as an alternative to operating cash flow as a measure of liquidity.

Year 2000

     Many of the computer systems used by us today were designed and developed using two digits, rather than four, to specify the year. At January 1, 2000, it was anticipated this could cause many computer applications to fail completely or to create erroneous results unless corrective measures were taken. The Year 2000 issue has caused no disruption to our operations and only minor disruption to our computer applications, the cost of which has been insignificant. There may be Year 2000 related problems that may yet occur, but we believe they will not have a material effect on our operations and will not create material costs.


FIVE YEAR OPERATING DATA

                                              1999 (1)     1998       1997       1996       1995
                                             ---------   --------   --------   --------   --------

Charges (bpd)
 Light crude                                    10,250      2,174      3,162      4,322      8,098
 Heavy crude (2)                                39,315     32,303     31,967     31,677     27,174
 Other feed and blend stocks                     7,589      5,909      6,154      5,192      5,072
                                             ---------   --------   --------   --------   --------
  Total charges                                 57,154     40,386     41,283     41,191     40,344

Manufactured product yields (bpd)
 Gasoline                                       24,923     15,738     17,060     16,825     17,263
 Diesel and jet fuel                            17,340     13,097     12,856     13,712     13,744
 Chemicals                                         232          -          -          -          -
 Asphalt and other                              12,982     10,236     10,200      9,215      7,951
                                             ---------   --------   --------   --------   --------
  Total manufactured product yields             55,477     39,071     40,116     39,752     38,958

Product sales (bpd)
 Gasoline                                       29,728     21,421     20,499     20,311     20,767
 Diesel and jet fuel                            17,156     12,484     12,110     12,561     13,265
 Chemicals                                          44          -          -          -          -
 Asphalt and other                              10,965      8,797      7,949      7,306      6,781
                                             ---------   --------   --------   --------   --------
  Total product sales                           57,893     42,702     40,558     40,178     40,813

Average sales price (per bbl)
 Gasoline                                       $26.61     $21.52     $28.83     $28.78     $24.68
 Diesel and jet fuel                             25.92      19.90      27.22      28.89      23.48
 Chemicals                                       57.50          -          -          -          -
 Asphalt and other                               12.36      12.07      13.13      13.21      11.73

Operating margin information
 (per sales bbl) (3)
 Average sales price                            $23.73     $19.10     $25.27     $25.98     $22.14
 Material, freight and other costs               20.31      13.33      19.74      21.79      18.42
                                             ---------   --------   --------   --------   --------
 Product spread                                   3.42       5.77       5.53       4.19       3.72
 Operating expenses excluding depreciation        2.71       3.02       3.05       2.86       2.88
 Depreciation                                     0.61       0.68       0.61       0.59       0.55
                                             ---------   --------   --------   --------   --------
 Operating margin                                 0.10       2.07       1.87       0.74       0.29

Average light/heavy spread based on
 delivered crude costs for the Cheyenne
 refinery (per bbl)                               2.17       4.15       3.54       2.56       2.94


(1) Includes El Dorado refinery operating data from November 17, 1999.

(2) Includes intermediate varieties of crude oil used by the El Dorado refinery.

(3) Prior year data restated to conform to current year presentation.

             FRONTIER OIL CORPORATION AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF OPERATIONS
              (In thousands except per share amounts)

                                                                  Year Ended December 31,
                                                            ---------------------------------
                                                               1999        1998        1997
                                                            ---------   ---------   ---------
Revenues:
 Refined products                                           $ 501,438   $ 297,662   $ 374,091
 Other                                                          2,162       1,706       2,327
                                                            ---------   ---------   ---------
                                                              503,600     299,368     376,418
                                                            ---------   ---------   ---------

Costs and Expenses:
 Refining operating costs                                     486,329     254,733     337,495
 Selling and general expenses                                   9,472       8,225       8,050
 Depreciation                                                  13,048      10,710       9,170
                                                            ---------   ---------   ---------
                                                              508,849     273,668     354,715
                                                            ---------   ---------   ---------
Operating Income (Loss)                                        (5,249)     25,700      21,703
Interest Expense, net                                           9,947       6,732      13,891
                                                            ---------   ---------   ---------
Income (Loss) From Continuing
 Operations Before Income Taxes                               (15,196)     18,968       7,812
Provision for Income Taxes                                      1,865         150           -
Income (Loss) From Continuing Operations                      (17,061)     18,818       7,812
Discontinued Operations:
 Income from oil and gas operations, net of taxes                   -           -       1,721
 Gain on disposal of Canadian oil and gas
  properties, net of taxes                                          -           -      23,301
 Recognition of cumulative translation adjustment                   -           -      (9,862)
                                                            ---------   ---------   ---------
Income (Loss) Before Extraordinary Item                       (17,061)     18,818      22,972
Extraordinary Loss on Retirement of Debt, net of taxes              -       3,013       3,917
                                                            ---------   ---------   ---------
Net Income (Loss)                                           $ (17,061)  $  15,805   $  19,055
                                                            =========   =========   =========

Basic Earnings (Loss) Per Share of Common Stock:
 Continuing Operations                                      $    (.62)  $     .67   $     .28
 Discontinued Operations                                            -           -         .55
 Extraordinary Loss                                                 -        (.11)       (.14)
                                                            ---------   ---------   ---------
 Net Income (Loss)                                          $    (.62)  $     .56   $     .69
                                                            =========   =========   =========


Diluted Earnings (Loss) Per Share of Common Stock:
 Continuing Operations                                      $    (.62)  $      .65  $     .28
 Discontinued Operations                                            -            -        .55
 Extraordinary Loss                                                 -         (.10)      (.14)
                                                            ---------   ---------   ---------
 Net Income (Loss)                                          $    (.62)  $      .55  $     .69
                                                            =========   =========   =========


The accompanying notes are an integral part of these financial statements.


           FRONTIER OIL CORPORATION AND SUBSIDIARIES
                  CONSOLIDATED BALANCE SHEETS
                  (In thousands except shares)

                                                                  December 31,
                                                              ---------------------
                                                                 1999        1998
                                                              ---------   ---------

ASSETS
Current Assets:
 Cash, including cash equivalents of $35,771 and $31,781
  at December 31, 1999 and 1998, respectively                 $  38,345   $  33,589
 Trade receivables, less allowance for doubtful accounts
  of $500 at December 31, 1999 and 1998                          38,563       9,986
 Other receivables                                               14,512       1,035
 Inventory of crude oil, products and other                     100,359      20,269
 Other current assets                                             1,211         560
                                                              ---------   ---------
  Total current assets                                          192,990      65,439
                                                              ---------   ---------
Property, Plant and Equipment, at cost:
 Refineries and pipeline                                        377,613     164,664
 Furniture, fixtures and other equipment                          4,956       3,426
                                                              ---------   ---------
                                                                382,569     168,090
 Less - Accumulated depreciation                                 69,261      56,217
                                                              ---------   ---------
                                                                313,308     111,873
Other Assets                                                     15,195       4,714
                                                              ---------   ---------
                                                              $ 521,493   $ 182,026
                                                              =========   =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
 Accounts payable                                             $ 121,385   $  23,492
 Revolving credit facility                                       26,000       3,800
 Accrued turnaround cost                                          8,763       1,339
 Accrued liabilities and other                                    6,554       4,280
 Accrued interest                                                 5,456       2,403
                                                              ---------   ---------
  Total current liabilities                                     168,158      35,314

Long-Term Debt                                                  257,286      70,000
Long-Term Accrued Turnaround Cost                                20,685       2,346
Post-Retirement Employee Liabilities                             17,287           -
Deferred Credits and Other                                        4,002       2,892
Deferred Income Taxes                                             3,394       1,121
Commitments and Contingencies

Shareholders' Equity:
 Preferred stock, $100 par value, 500,000 shares authorized,
  no shares issued                                                    -           -
 Common stock, no par, 50,000,000 shares authorized,
  28,542,330 shares and 28,385,584 shares
  issued in 1999 and 1998, respectively                          57,294      57,278
 Paid-in capital                                                 87,028      86,305
 Retained earnings (deficit)                                    (87,122)    (70,061)
 Treasury stock, 1,230,900 shares and 605,700 shares
  at December 31, 1999 and 1998, respectively                    (6,519)     (3,169)
                                                              ---------   ---------
  Total shareholders' equity                                     50,681      70,353
                                                              ---------   ---------

                                                              $ 521,493   $ 182,026
                                                              =========   =========


The accompanying notes are an integral part of these financial statements.


            FRONTIER OIL CORPORATION AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (In thousands)


                                                                   Year Ended December 31,
                                                             ---------------------------------
                                                                1999        1998        1997
                                                             ---------   ---------   ---------

OPERATING ACTIVITIES:
Net Income (loss)                                            $ (17,061)  $  15,805   $  19,055
Extraordinary loss on retirement of debt                             -       3,013       3,917
Depreciation, depletion and amortization                        13,048      10,710      13,018
Deferred income taxes                                            1,915        (419)       (878)
Gain on disposal of Canadian oil and  gas properties                 -           -     (23,301)
Recognition of cumulative translation adjustment                     -           -       9,862
Other                                                              511         439         676
Changes in components of working capital from operations:
 (Increase) decrease in receivables                            (42,054)      6,183         905
 (Increase) decrease in inventory                              (73,233)      7,397       1,856
 (Increase) decrease in other current assets                      (293)        831        (642)
 Increase (decrease) in accounts payable                        97,382      (9,196)     (8,617)
 Increase (decrease) in accrued liabilities and other            8,453      (3,500)     (3,353)
                                                             ---------   ---------   ---------

 Net cash (used in) provided by operating activities           (11,332)     31,263      12,498

INVESTING ACTIVITIES:
Acquisition of El Dorado refinery                             (171,627)          -           -
Additions to property, plant and equipment:
 Continuing operations                                          (9,215)    (16,763)     (5,675)
 Discontinued operations                                             -           -      (3,298)
Sales of oil and gas and other properties                            -           -      91,307
Other                                                             (861)          -        (590)
                                                             ---------   ---------   ---------
  Net cash (used in) provided by
   investing activities                                       (181,703)    (16,763)     81,744

FINANCING ACTIVITIES:
Borrowings:
 11-3/4% Senior notes                                          187,268           -           -
 9-1/8% Senior notes                                                 -      70,000           -
 Revolving credit facility                                      22,200       3,800           -
 12% Senior notes                                                    -           -       2,000
Payments of debt:
 12% Senior notes, including redemption premium                      -     (25,423)    (74,932)
 7-3/4% Convertible subordinated debentures,
  including redemption premium                                       -     (45,971)          -
 Subordinated debentures                                             -           -      (7,500)
Debt issuance costs                                             (8,953)     (2,575)          -
Issuance of common stock                                           739         816       3,109
Purchase of treasury stock                                      (3,361)     (2,933)          -
Other                                                             (102)       (360)       (357)
                                                             ---------   ---------   ---------
  Net cash provided by (used in)
   financing activities                                        197,791      (2,646)    (77,680)
Effect of exchange rate changes on cash                              -           -         (10)
                                                             ---------   ---------   ---------
Increase in cash and cash equivalents                            4,756      11,854      16,552
Cash and cash equivalents, beginning of period                  33,589      21,735       5,183
                                                             ---------   ---------   ---------
Cash and cash equivalents, end of period                     $  38,345   $  33,589   $  21,735
                                                             =========   =========   =========



The accompanying notes are an integral part of these financial statements.


            FRONTIER OIL CORPORATION AND SUBSIDIARIES
    CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                   (In thousands except shares)

                                     Common Stock
                                 ----------------------                         Accumulated
                                   Number                                          Other      Retained
                                  of Shares              Treasury    Paid-In   Comprehensive  Earnings               Comprehensive
                                   Issued       Amount     Stock     Capital       Income     (Deficit)     Total    Income (Loss)
                                 -----------  ---------  ---------  ---------  -------------  ----------  ---------  -------------

DECEMBER 31, 1996                27,313,502   $  57,172  $   (248)  $ 81,767   $  (8,501)     $(104,921)  $ 25,269
Comprehensive income
 Net income                              --          --        --         --          --         19,055     19,055   $  19,055
 Foreign currency translation            --          --        --         --      (1,361)            --     (1,361)     (1,361)
 Disposition of Canadian assets          --          --        --         --       9,862             --      9,862       9,862
                                                                                                                     ---------
Comprehensive income                                                                                                 $  27,556
Shares issued under:                                                                                                 =========
 Stock option plan                  797,787          79        --      3,018          --             --      3,097
 Directors' stock plan                   --          --        12         --          --             --         12
                                 -----------  ---------  ---------  ---------  -------------  ----------  ---------

DECEMBER 31, 1997                28,111,289      57,251      (236)    84,785          --        (85,866)    55,934
Comprehensive income
 Net income                              --          --        --         --          --         15,805     15,805   $  15,805
                                                                                                                     ---------
Comprehensive income                                                                                                 $  15,805
Shares issued under:                                                                                                 =========
 Stock option plan                  190,760          19        --        797          --             --        816
 Debentures converted                83,535           8        --        723          --             --        731
 Shares purchased under stock
  repurchase plans (1)                   --          --    (2,933)        --          --             --     (2,933)
                                 -----------  ---------  ---------  ---------  -------------  ----------  ---------

DECEMBER 31, 1998                28,385,584      57,278    (3,169)    86,305          --        (70,061)    70,353
Comprehensive income (loss)
 Net loss                                --          --        --         --          --        (17,061)   (17,061)  $ (17,061)
                                                                                                                     ---------
Comprehensive income (loss)                                                                                          $ (17,061)
Shares issued under:                                                                                                 =========
 Stock option plan                  131,746          13        --        565          --             --        578
 Directors' stock plan                   --          --        11         --          --             --         11
 Other stock issuances               25,000           3        --        158          --             --        161
 Shares purchased under stock
  repurchase plans (1)                   --          --    (3,361)        --          --             --     (3,361)
                                 -----------  ---------  ---------  ---------  -------------  ----------  ---------
DECEMBER 31, 1999                28,542,330   $  57,294  $ (6,519)  $ 87,028   $      --      $ (87,122)  $ 50,681
                                 ===========  =========  =========  =========  =============  ==========  =========



(1) Shares purchased under stock repurchase plans during the years ended December 31, 1999 and 1998 were 627,700 shares and 553,200 shares, respectively.


The accompanying notes are an integral part of these financial statements.

            FRONTIER OIL CORPORATION AND SUBSIDIARIES
            Notes to Consolidated Financial Statements

1.    Nature of Operations

   The financial statements include the accounts of Frontier Oil Corporation, a Wyoming corporation, and its wholly-owned subsidiaries, including Frontier Holdings Inc., collectively referred to as Frontier or the Company. The Company is an independent energy company engaged in crude oil refining and wholesale marketing of refined petroleum products business (the "refining operations").

   The Company operates refineries ("the Refineries") in Cheyenne, Wyoming and El Dorado, Kansas with a total crude oil capacity of over 150,000 barrels per day. The Company focuses its marketing efforts in the Rocky Mountain and Plains States regions of the United States. The Company purchases the crude oil to be refined and markets the refined petroleum products produced, including various grades of gasoline, diesel fuel, jet fuel, asphalt, chemicals and petroleum coke.

   Prior to the third quarter of 1997, the Company also explored for and produced oil and gas in Canada. Operating results for the Company's oil and gas operations are presented as discontinued operations in the accompanying statements of operations.

2.    Significant Accounting Policies

Property, Plant and Equipment

   Property, plant and equipment is depreciated based on the straight-line method over the estimated useful lives. The estimated useful lives are:

      Refinery plant and equipment . . . . . . .     5 to 20 years
      Pipeline and pumps . . . . . . . . . . . .    10 to 20 years
      Furniture, fixtures and other. . . . . . .     3 to 10 years

   Maintenance and repairs are expensed as incurred. The costs for turnarounds (scheduled and required shutdown of refinery operating units for significant overhaul and refurbishment) are ratably accrued over the period from the prior turnaround to the next scheduled turnaround. Major improvements are capitalized, and the assets replaced are retired.

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


Schedule of Components of Inventory
(in thousands)

                                                      December 31,

                                                   1999        1998
                                                ---------   ---------

Crude oil                                       $  24,852   $   1,407
Unfinished products                                24,779       2,577
Finished products                                  35,582       8,669
Process chemicals                                   2,088       1,333
Repairs and maintenance supplies and other         13,058       6,283
                                                ---------   ---------
                                                $ 100,359   $  20,269
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

Derivative Instruments and Hedging Activities

   The Company, at times, enters into commodity derivative contracts to manage its price exposure to its inventory positions, purchases of foreign crude oil and consumption of natural gas in the refining process. The commodity derivative contracts used by the Company may take the form of futures contracts or price swaps and are entered into with reputable counterparties. The Company believes there is minimal credit risk with respect to its counterparties. The Company accounts for its commodity derivative contracts under the hedge (or deferral) method of accounting.

As such, gains or losses on commodity derivative contracts are recognized in refining operating costs when the associated transactions are consummated.

Interest

   Interest is reported net of interest income and interest capitalized. Interest income of $1.5 million, $1.5 million and $2.0 million was recorded in the years ended December 31, 1999, 1998 and 1997, respectively. During 1998, the Company capitalized interest of $101,000. The Company capitalizes interest on debt incurred to fund the construction of a significant asset.

Stock Based Compensation

   Compensation cost is measured using the intrinsic value method. Under this method, compensation cost is the excess, if any, of the quoted market value of the Company's common stock at the grant date over the amount the employee must pay to acquire the stock. No compensation cost was recognized for the years ended December 31, 1999, 1998 and 1997.

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

New Accounting Statement

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

   Statement 133, as amended, is effective for fiscal years beginning after June 15, 2000. A company may also implement the Statement as of the beginning of any fiscal quarter after issuance (that is fiscal quarters beginning June 16, 1998 and thereafter). Statement 133 cannot be applied retroactively. Statement 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997 (and, at the company's election, before January 1, 1998).

   The Company is currently evaluating the provisions of Statement 133, but has not yet determined the impact it will have on its financial statements.

Cash Flow Reporting

   Highly liquid investments with a maturity, when purchased, of three months or less are considered to be cash equivalents. Cash payments for interest during 1999, 1998 and 1997 were $7 million, $6.3 million and $18.4 million, respectively. Cash payments for income taxes during 1999, 1998 and 1997 were $406,000, $582,000 and $930,000, respectively.

Reclassifications

   Certain prior year amounts have been reclassified to conform with the current year presentation.

3.   El Dorado Refinery Acquisition

   On November 16, 1999, Frontier acquired the 110,000 barrels per day crude oil refinery located in El Dorado, Kansas from Equilon Enterprises LLC ("Equilon"). The Company also purchased the crude oil, intermediate product and finished product inventories at the refinery at closing.

   Total consideration for the acquisition of the refinery consisted of $170 million cash. In addition, the Company will make contingent earn-out payments for the next eight years equal to one-half of the excess over $60 million per year of the El Dorado refinery's revenues less its material costs and operating costs, other than depreciation. The total amount of these contingent payments is capped at $40 million, with an annual cap of $7.5 million. Any contingency payment will be recorded when determinable. Such contingency payment, if any, will be recorded as additional acquisition cost. Total consideration for the acquisition of the inventory at closing consisted of approximately $53.1 million cash. The purchase was paid for from the proceeds of $190 million 11-3/4% Senior Notes due 2009 issued by the Company on November 5, 1999 and a new revolving credit facility.

   The acquisition is accounted for under the purchase method of accounting. The purchase price allocation is expected to be finalized during 2000 based on further evaluation of the acquired assets and assumed liabilities.

   Operating results for the El Dorado refinery have been included in the statement of operations and cash flows from November 17, 1999. The following is the unaudited pro forma financial information giving effect to the El Dorado refinery as if it had occurred at the beginning of 1998.


                 Unaudited Pro Forma Information
             (in thousands except per share amounts)

                                             Year Ended December 31,
                                             -----------------------
                                                1999         1998
                                             ----------   ----------

Revenues                                     $1,298,243   $1,012,278
Depreciation                                     22,005       20,927
Operating income                                 41,129       40,452
Income before extraordinary item                  3,726        5,574
Net income                                        3,726        2,561
Basic earnings per share:
 Income before extraordinary item                   .14          .20
 Net income                                         .14          .09
Diluted earnings per share:
 Income before extraordinary item                   .13          .19
 Net income                                         .13          .09



4.    Debt


                    Schedule of Long-Term Debt
                          (in thousands)

                                                         December 31,
                                                    -----------------------
                                                       1999         1998
                                                    ----------   ----------

11-3/4% Senior Notes, net of unamortized discount   $  187,286   $       --
9-1/8% Senior Notes                                     70,000       70,000
                                                    ----------   ----------
                                                    $  257,286   $   70,000
                                                    ==========   ==========


Senior Notes

   On November 5, 1999, the Company issued $190 million principal amount of 11-3/4% Senior Notes due 2009. The 11-3/4% Notes were issued at a price of 98.562%. The 11-3/4% Notes are redeemable, at the option of the Company, at 105.875% after November 15, 2004, declining to 100% in 2007. Prior to November 15, 2004, the Company may at its option redeem the 11-3/4% Notes at a defined make-whole amount, plus accrued and unpaid interest. In addition, prior to November 15, 2002, the Company may redeem up to 35% of the principal amount of the 11-3/4% Notes with proceeds from an equity offering at a redemption price of 111-3/4% of the principal amount of the 11-3/4% Notes. Interest is paid semiannually. The net proceeds were utilized to acquire the El Dorado refinery.

   On February 9, 1998, the Company issued $70 million of 9-1/8% Senior Notes due 2006. The 9-1/8% Notes are redeemable, at the option of the Company, at 104.563% after February 15, 2002, declining to 100% in 2005. Prior to February 15, 2002, the Company may at its option redeem the 9-1/8% Notes at a defined make-whole amount, plus accrued and unpaid interest. In addition, prior to February 4, 2001, the Company may redeem up to 35% of the principal amount of the 9-1/8% Notes with proceeds from an equity offering at a redemption price of 109-1/8% of the principle amount of the 9-1/8% Notes. Interest is paid semiannually.

Early Retirement of Debt

   Based on early debt redemptions during 1998, the Company recognized an extraordinary loss of approximately $3.0 million, net of taxes, due to the redemption premiums on retired issues of senior notes and convertible debentures and the write-off of related remaining debt issuance costs. The redemptions and retirement of these debt obligations were funded with proceeds from the issuance of the 9-1/8% Senior Notes.

Revolving Credit Facility

   The refining operations have a working capital credit facility with a group of ten banks which expires on November 16, 2002. The facility is a collateral-based facility with total capacity of up to $175 million, of which maximum cash borrowings are $100 million. Any unutilized capacity after cash borrowings is available for letters of credit. Short-term debt outstanding was $26 million and $3.8 million, respectively at December 31, 1999 and 1998. Standby letters of credit outstanding were $39.6 million and $7.7 million at December 31, 1999 and 1998, respectively.

   The facility provides working capital financing for operations, generally the financing of crude and product supply. It is generally secured by the Refineries' current assets. The agreement provides for a quarterly commitment fee of .375 of 1% to .500 of 1% per annum. Interest rates are based, at the Company's option, on the agent bank's prime rate plus .25% to 1%, the prevailing Federal Funds Rate plus

2% to 2.75%, or the reserve-adjusted LIBOR plus 1.5% to 2.25%. Standby letters of credit issued bear a fee of 1.125% to 1.875% annually, plus standard issuance and renewal fees. In all cases, the rate and fees discussed above increase from the lower to higher levels as the ratio of funded debt to earnings, as defined, increases. The agreement includes certain financial covenant requirements relating to the Refineries' working capital, cash earnings and tangible net worth. In addition, the Company is required to maintain $25 million in cash through March 31, 2001. However, if EBITDA (earnings before interest, taxes, depreciation and amortization) for the six months ended June 30, 2000 is at least $40 million, the requirement will be reduced to $12.5 million, and if EBITDA for the nine months ended September 30, 2000 is at least $50 million, the requirement will be eliminated.

Restrictions on Loans, Transfer of Funds and Payment of Dividends

   The revolving credit facility restricts the Refineries as to the distribution of capital assets and the transfer of cash in the form of dividends, loans or advances when there are any outstanding borrowings under the facility or when a default exists or would occur. The Company is currently in compliance with the provisions of its credit agreement.

Five-year Maturities

   The 9-1/8% Senior Notes are due 2006 and the 11-3/4% Senior Notes are due 2009; until then there are no maturities of long-term debt.

5.  Income Taxes

   The following is the provision (benefit) for income taxes for the three years ended December 31, 1999, 1998 and 1997.


               Provision (Benefit) for Income Taxes
                          (in thousands)

                                       1999        1998        1997
                                    ---------   ---------   ---------

Current                             $     (50)  $     569   $     194
Deferred                                1,915        (419)       (194)
                                    ---------   ---------   ---------
                                    $   1,865   $     150   $      --
                                    =========   =========   =========



   The following is a reconciliation of the provision (benefit) for income taxes computed at the statutory United States income tax rates on pretax income (loss) and the provision (benefit) for income taxes as reported for the three years ended December 31, 1999, 1998 and 1997.


                 Reconciliation of Tax Provision
                          (in thousands)


                                                 1999        1998        1997
                                              ---------   ---------   ---------

Provision (benefit) based on statutory rates  $  (5,319)  $   6,639   $   2,656
Increase (decrease) resulting from:
 Net operating loss carryforwards                 5,319      (6,639)     (2,656)
 State income taxes                               1,865         150          --
                                              ---------   ---------   ---------
Provision as reported                         $   1,865   $     150   $      --
                                              =========   =========   =========

   The following are the significant components, by type of temporary differences or carryforwards, of deferred tax liabilities and tax assets, computed at the federal statutory rate, as of December 31, 1999 and 1998.

               Components of Federal Deferred Taxes
                         (in thousands)

                                                                December 31,
                                                           ---------------------
                                                              1999        1998
                                                           ---------   ---------

Deferred tax liabilities:
Property, plant and equipment due to differences
 in depreciation                                           $  27,924   $  17,731
Other                                                          4,118         697
                                                           ---------   ---------
Deferred tax liabilities                                      32,042      18,428
                                                           ---------   ---------

Deferred tax assets:
Tax loss carryforwards                                        47,285      43,820
Depletion carryforwards                                        3,045       3,045
Alternative minimum tax carryforward                           1,271       1,297
Accrued liabilities and other                                 18,042       1,828
                                                           ---------   ---------
                                                              69,643      49,990
                                                           ---------   ---------
Less-valuation allowance                                      38,748      32,683
                                                           ---------   ---------
Net deferred tax assets                                       30,895      17,307
                                                           ---------   ---------
Net deferred federal tax liabilities                       $   1,147   $   1,121
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

   At December 31, 1999, the Company had regular net operating loss ("NOL") carryforwards for United States tax reporting purposes of $135.1 million available to reduce future federal taxable income. The regular NOL carryforwards will expire as follows: $13.6 million in 2002, $7.7 million in 2003, $11.3 million in 2004, $29.5 million in 2005, $17.2 million in 2006, $13.7 million in 2007, $11.3 million in 2008, $2.2 million in 2009, $16.1 million in 2010, $4.4 million in 2011 and $8.1 million in 2019. The Company also has $8.7 million tax depletion carryforwards which are indefinitely available to reduce future federal taxable income.

   Also, at December 31, 1999, the Company had alternative minimum tax net operating loss ("AMT NOL") carryforwards for United States tax reporting of $87.5 million to reduce future taxable income. The AMT NOL carryforwards will expire as follows: $26.5 million in 2005, $13.1 million in 2006, $11.6 million in 2007, $8.6 million in 2008, $1.4 million in 2009, $16.8 million in 2010, $2.7 million in 2011, and $6.8 million in 2019.

   The Company has alternative minimum tax carryforwards of $1.3 million which are indefinitely available to reduce future United States income taxes payable.

   The Company has no remaining state net operating losses to reduce future state taxable income. A state deferred tax liability of $1.9 million wasis provided at December 31, 1999 reflecting the estimated state tax effect of temporary differences, primarily for differences in depreciation for property, plant and equipment.

Canadian Tax Assessment

   Prior to the sale of our Canadian oil and gas operations in June 1997, we conducted business in Canada. As a result of an audit in 1999 of our Canadian tax returns for the years 1995, 1996 and 1997 conducted by the Canada Customs and Revenue Agency (formerly Revenue Canada), we were assessed for approximately C$27 million of additional taxes. More than C$20 million of this assessment relates to certain foreign exploration and development expenditure deductions. The Department of Finance in Canada has drafted and released proposed legislation that would eliminate this portion of the assessment. Approximately C$5 million of the assessment relates to the deductibility of certain interest costs in 1995, which were not challenged by the Canada Customs and Revenue Agency in its audits of previous periods. Other deductions of approximately C$2 million comprise the balance of the assessment. We have filed a Notice of Objection to portions of the assessment totaling approximately C$25 million and additionally, are awaiting, as is the Canada Customs and Revenue Agency, the passing of legislation that will resolve the foreign exploration and development expenditure deduction portion of the assessment, before arguing the remaining assessment. We intend to vigorously contest the tax assessment and believe that we will be successful in our appeal, either at the regulatory level or before the Courts. While we acknowledge the uncertainties associated with tax disputes, management currently believes that this matter will be resolved without a material effect on our financial position or results of operations.

6.    Common Stock

Earnings per Share

   The following is a reconciliation of the numerators and denominators used in the calculation of basic and diluted earnings per share ("EPS") for income
(loss) from continuing operations for the years ended December 31, 1999, 1998, and 1997.



                                       1999                                 1998                                 1997
                       -----------------------------------  -----------------------------------  -----------------------------------
                         Income       Shares     Per Share    Income       Shares     Per Share    Income       Shares     Per Share
                       (Numerator) (Denominator)   Amount   (Numerator) (Denominator)   Amount   (Numerator) (Denominator)   Amount
                       ----------- ------------- ---------  ----------- ------------- ---------  ----------- ------------- ---------
                                                          (In thousands except per share amounts)

Basic EPS:
Income (loss) from
 continuing operations $ (17,061)     27,373     $   (.62)   $   18,818       28,124  $    .67   $  7,812      27,457      $    .28
                                                 ========                              ========                             ========
Dilutive Securities:
Stock options                 --          --                         --          622                   --         494
                       ----------- -------------            ----------- -------------            ----------- -------------
Diluted EPS:
Income (loss) from
 continuing operations $ (17,061)     27,373     $   (.62)   $   18,818       28,746  $    .65   $  7,812      27,951      $    .28
                       =========== ============= ========   =========== ============= =========  =========== ============= =========


Certain of the Company's stock options that could potentially dilute basic EPS in the future were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented.

Non-employee Directors Stock Grant Plan

   During 1995, the Company established a stock grant plan for non-employee directors. The purpose of the plan is to provide a part of non-employee directors compensation in Company stock. The plan will be beneficial to the Company and its stockholders by allowing non-employee directors to have a personal financial stake in the Company through an ownership interest in the Company's common stock. The plan may grant an aggregate of 60,000 shares of the Company's common stock held in treasury. The Company made grants to directors under this plan of 2,500 shares in 1999 and 1997.

Stock Option Plans

   The Company has stock option plans which authorize the granting of restricted stock and options to purchase shares. The plans through December 31, 1999 have reserved for issuance a total of 5,959,355 shares of common stock of which 2,687,181 shares were granted and exercised, 2,115,884 shares were granted and were outstanding and 1,156,290 shares were available to be granted. Options under the plans are granted at not less than fair market value on the date of grant. No entries are made in the accounts until the options are exercised, at which time the proceeds are credited to common stock and paid-in capital. Generally, the options vest ratably throughout their one to five-year terms.

   A summary of the status of the Company's plans as of December 31, 1999, 1998 and 1997, and changes during the years ended on those dates is presented below:


                                              1999                   1998                   1997
                                      --------------------   --------------------   --------------------
                                                 Weighted-              Weighted-              Weighted-
                                                  Average                Average                Average
                                      Number of   Exercise   Number of   Exercise   Number of   Exercise
                                       Options     Price      Options     Price      Options     Price
                                      ---------  ---------   ---------  ---------   ---------  ---------

Outstanding at beginning of year      1,318,250  $   3.95    1,526,340  $   4.06    2,331,904  $   3.81
Granted                                 935,000      5.68           --        --      612,800      4.09
Exercised                              (131,746)     4.39     (190,760)     3.81     (797,787)     3.89
Expired                                  (5,620)     5.35      (17,330)     5.18     (620,577)     3.48
                                      ---------              ---------              ---------
Outstanding at end of year            2,115,884      4.68    1,318,250      3.95    1,526,340      4.06
                                      =========              =========              =========
Exercisable at end of year            1,332,324      4.22    1,060,320      4.45      914,850      4.03
                                      =========              =========              =========
Available for grant at end of year    1,156,290                 85,670                 69,390
                                      =========              =========              =========
Weighted-average fair value of
   options granted during the year                   2.27                     --                   1.51


   The following table summarizes information about stock options outstanding at December 31, 1999:


                            Options Outstanding                  Options Exercisable
                   ---------------------------------------    -------------------------
                                   Weighted-
                                    Average      Weighted-                    Weighted-
                      Number       Remaining      Average                      Average
   Range of        Outstanding    Contractual     Exercise    Exerciseable     Exercise
Exercise Prices    at 12/31/98        Life         Price       at 12/31/98      Price
---------------    -----------    -----------    ---------    ------------    ---------

$2.88 to $7.82     2,115,884      2.73           $  4.68      1,332,324       $  4.22


   Had compensation costs been determined based on the fair value at the grant dates for awards made in 1999 and 1997 (no awards were made in 1998), the Company's net income (loss) and EPS would have been the pro forma amounts indicated below for the years ended December 31, 1999, 1998 and 1997:


                                     (In thousands except per share amounts)

                                            1999       1998       1997
                                         ---------  ---------  ---------

Net income (loss):
 As reported                             $ (17,061) $  15,805  $  19,055
 Pro forma                                 (18,228)    15,281     18,578
Basic EPS:
 As reported                             $    (.62) $     .56  $     .69
 Pro forma                                    (.66)       .54        .67
Diluted EPS:
 As reported                             $    (.62) $     .55  $     .69
 Pro forma                                    (.66)       .53        .67



   The fair value of grants was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used: risk-free interest rates of 5.21% and 5.91%, expected volatilities of 46.64%, and 41.07%, expected lives of 3.50 and 2.32 years and no dividend yield in 1999 and 1997, respectively.

7.    Employee Benefit Plans

Contribution Plans

   The Company sponsors defined contribution plans for its employees. All employees may participate by contributing a portion of their annual earnings to the plans. The Company makes basic and/or matching contributions on behalf of participating employees. The cost of the plans for the three years ended December 31, 1999, 1998 and 1997 was $2.0 million, $1.4 million and $1.3 million, respectively.

Pension Plan

   The Company is establishing a defined cash balance pension plan, effective January 1, 2000, for eligible El Dorado employees to supplement retirement benefits those employees would lose upon the sale of the El Dorado refinery to Frontier. No other current or future employees will be eligible to participate in the plan. The projected benefit obligation for the plan as of December 31, 1999 is $9.6 million. The principal assumptions used in the calculation were a discount rate of 7.5% and compensation increases of 3.5%.

Postretirement Health Care

   The Company provides postretirement health care to certain employees of the El Dorado refinery. Eligible employees are employees hired on or before January 1, 1991 by the refinery and who satisfy certain age and service requirements. The Company is currently in negotiation with its union employees as to the eligibility for this benefit. As a result, changes to the retirement health care may be made upon completion of the negotiations.

   As of December 31, 1999, the Company has accrued $7.7 million for accumulated postretirement obligations for the covered active employees. The postretirement healthcare costs for 1999 totaled $115,000, consisting of service cost of $47,000 and interest cost of $68,000. The principal assumptions used in the computation were a discount rate of 7.75% and an assumed health care cost trend rate of 6.5% for 1999, decreasing by 1/2% per year to an ultimate rate of 5.0%. Increasing or decreasing the assumed health care cost trend by 1% would increase (decrease) the accumulated postretirement benefit obligation as of December 31, 1999 by approximately $1.8 million and ($1.5 million), respectively.

8.    Commitments and Contingencies

Lease and Other Commitments

   In connection with the acquisition of the El Dorado refinery, the Company entered into an operating sublease agreement with Equilon for the use of the cogeneration facility at the El Dorado refinery. The noncancellable operating sublease expires in 2016 with the Company having the option to renew the sublease for an additional eight years. At the end of the renewal sublease term the Company has the option to purchase the cogeneration facility for the greater of fair value or $22.3 million. The Company also has building, equipment and vehicle operating leases that expire from 2000 through 2005. Operating lease rental expense was $2.7 million, $2.6 million and $2.6 million for the three years ended December 31, 1999, 1998 and 1997, respectively. The approximate future minimum lease payments as of December 31, 1999 are $10.4 million for 2000, $10.2 million for 2001, $8.9 million for 2002, $8.4 million for 2003, $8.2 million for 2004 and $77.7 million thereafter.

   The Company contracted for pipeline capacity of approximately 13,800 bpd on the Express Pipeline from Hardisty, Alberta to Guernsey, Wyoming in 1997 for a period of 15 years. The Company's commitment for pipeline capacity is approximately $5.8 million per year. The agreement allows the Company to assign a portion of its capacity in early years for additional capacity in later years. The Company owns a 25,000 bpd interest in a crude oil pipeline from Guernsey, Wyoming to the Cheyenne refinery. The Company's share of operating costs for the crude oil pipeline are recorded as refining operating costs. The Company has commitments to purchase crude oil from various suppliers on a one month to one year basis at daily market posted prices to meet its refineries' throughput requirements. The Company has also entered into a one-year foreign crude supply agreement with Equiva Trading Company ("Equiva"), an affiliate of Equilon.

Concentration of Credit Risk

   The Company has concentrations of credit risk with respect to sales within the same or related industry and within limited geographic areas. The Company sells its Cheyenne products exclusively at wholesale, principally to independent retailers and major oil companies located primarily in the Denver, western Nebraska and eastern Wyoming regions. The Company sells its El Dorado gasoline, diesel and jet fuel to Equiva, under a 15-year offtake agreement. These products are sold to Equiva at market prices. Beginning in 2000, the Company will retain and market a portion of the El Dorado refinery's gasoline and diesel production. This portion will increase 5,000 barrels per day each year for ten years beginning at 5,000 barrels per day in 2000, rising to 50,000 barrels in 2009 and remaining at that level through the term of the agreement. Equiva will purchase all jet fuel production for the first five years.

   The Company extends credit to its customers based on ongoing credit evaluations. An allowance for doubtful accounts is provided based on the current evaluation of each customer's credit risk, past experience and other factors. During 1999, the Company made sales to Equiva and CITGO Petroleum Products of approximately $125 million and $62 million, respectively, which accounted for 25% and 12%, respectively, of consolidated revenues.

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

   The Cheyenne refinery is party to one consent decree requiring the investigation and, in certain instances, mitigation of environmental impacts resulting from past operational activities. The El Dorado refinery is a party to a consent decree regarding the implementation of a groundwater management program. Equilon will be responsible for the cost of continued compliance with this order. The Company has obtained a ten-year insurance policy with $25 million coverage for environmental liabilities, with a $500,000 deductible.
This insurance will reimburse the Company for losses related to some known and unknown pre-existing conditions at the El Dorado refinery. Equilon and Frontier will share the premium costs of this policy. In addition, Equilon will be responsible for up to $5 million in costs (including insurance premiums) relating to safety, health and environmental conditions that are not covered under the ten-year insurance policy.

   Except as discussed above, the Company has been and will be responsible for costs related to compliance with or remediations resulting from environmental regulations. There are currently no identified environmental remediation projects of which the costs can be reasonably estimated. However, the continuation of the present investigative process, other more extensive investigations over time or changes in regulatory requirements could result in future liabilities.

Litigation

   The Company is involved in various lawsuits which are incidental to its business. In management's opinion, the adverse determination of such lawsuits would not have a material adverse effect on the Company's financial position or results of operations.

Collective Bargaining Agreement Expiration

   The Company's refining units hourly employees are represented by seven bargaining units, the largest being the Paper, Allied-Industrial, Chemical and Energy Workers International Union ("PACE"). Six AFL-CIO affiliated unions represent the Cheyenne craft workers. At the Cheyenne refinery, the current contract with PACE expires in July 2002, while the current contract with the AFL-CIO affiliated unions expires in June 2005. At the El Dorado refinery, the current contract with PACE expires in January 2002. The union employees represent approximately 64% of the Company's work force at December 31, 1999.


9.   Fair Value of Financial Instruments

   The fair value of the Company's Senior Notes was estimated based on quotations obtained from broker-dealers who make markets in these and similar securities. The bank revolving credit facility is based on floating interest rates and, as such, the carrying amount is a reasonable estimate of fair value. At December 31, 1999 and 1998, the carrying amounts of long-term debt instruments were $257.3 million and $70.0 million, respectively, and the estimated fair values were $250.2 million and $65.1 million.

   The Company, at times, enters into commodity derivative contracts in its refining operations for the purpose of managing its refining costs. Since the acquisition of the El Dorado refinery, the Company has used derivative contracts to change fixed pricing to floating pricing in order to manage its price exposure from the date foreign crude oil is purchased to the date it is processed at the El Dorado refinery. Delivery of the Company's foreign crude oil can exceed one month. In addition, from time to time, the Company enters into natural gas futures contracts to hedge its cost of natural gas consumed in the refining process. For the three years ended December 31, 1999, 1998 and 1997, the Company recognized gains (losses) from commodity derivative contracts of ($3.7 million), ($644,000) and $801,000, respectively. As of December 31, 1999, the Company had entered into commodity derivative contracts for the purchase of foreign crude oil and purchase of natural gas. The Company had sold approximately 1.5 million barrels of crude oil on the New York Mercantile Exchange at an average price of $25.86 for repurchase through March 2000. The Company had also purchased an average 7,000 mcf per day of natural gas through March 2000 at $2.13 per mcf. The estimated fair value of the Company's open crude oil futures contracts and natural gas futures contracts at December 31, 1999 were $456,000 and $122,000, respectively.

10.  Sale of Oil and Gas Operations

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

   The contract purchase price of C$133.6 million was adjusted from the January 1, 1997 effective date of the sale to June 16, 1997. Net proceeds after these adjustments, transaction expenses and severance costs were approximately C$126.7 million (US$91.3 million) as of June 16, 1997. A net gain of $23.3 million was realized on the transaction. No Canadian taxes were estimated to be payable due to available oil and gas deductions and net operating loss carryforwards. For U.S. federal income taxes, available net operating loss carryforwards were utilized to offset the gain; however, alternative minimum taxes of approximately $800,000 were paid.

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


              Report of Independent Public Accountants

To the Shareholders of Frontier Oil Corporation:

     We have audited the accompanying consolidated balance sheets of Frontier Oil Corporation (a Wyoming Corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frontier Oil Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.



Arthur Andersen LLP

Houston, Texas
February 14, 2000