Form 10-K, Exhibit 13
period 2000-12-31
FRONTIER OIL CORP /NEW/
filed 2001-03-07
CIK 110430

Management’s Discussion and Analysis

General

      The terms “Frontier” and “we” refer to Frontier Oil Corporation and its subsidiaries. On November 16, 1999, we acquired the 110,000 barrel per day crude oil refinery located in El Dorado, Kansas from Equilon Enterprises LLC (“Equilon”). Operating results for this refinery are included in our financial information only from November 17, 1999. Accordingly, absolute changes between periods are not and should not be expected to be comparable.

      We experience stronger demand for our refined products, particularly gasoline and asphalt, during the summer months due to seasonal increases in highway traffic and road construction work. As a result, our operating results for the first and fourth calendar quarters are generally lower than those for the second and third quarters. Demand for diesel is more stable, but reduced road construction and agricultural work during the winter months has an impact on demand for diesel.

Results of Operations

      2000 Compared with 1999. We had net income for the year ended December 31, 2000 of $37.2 million, or $1.34 per diluted share, compared to a net loss of $17.1 million, or $.62 per share for 1999.

      Operating income increased $75.9 million in 2000 versus 1999 due to increases in the refined product spread (revenues less material, freight and other costs) of $205.2 million and other income of $5.2 million, offset by increases in refinery operating expenses of $120.6 million, depreciation of $10.0 million and selling and general costs of $3.9 million.

      The refined product spread was $4.79 per barrel for the year ended December 31, 2000 compared to $3.42 per barrel in 1999. The Cheyenne Refinery refined product spread was $5.68 per barrel in 2000 compared to $4.46 per barrel in 1999. The improved product spread was due to improved light product margins, an increase in the light/heavy spread and increased throughput, offset by the negative impact of higher crude oil prices on by-product margins. The El Dorado Refinery refined product spread was $4.42 per barrel in 2000. The El Dorado Refinery experienced extremely poor light product margins in early 2000 with gasoline margins improving during the second and third quarters. Diesel margins also improved during that time and remained higher for the fourth quarter. El Dorado also benefitted from improving crude oil spreads throughout the year 2000.

      In June 2000, gasoline prices in the mid-continent increased dramatically. The gasoline produced from the El Dorado Refinery received the benefit from the dramatic price increases. We believe that product shortages in the Chicago-Milwaukee area, higher gasoline demand, problems experienced by certain other refiners making reformulated gasoline (RFG) and pipeline restrictions were the reasons for the price increases. The Federal Trade Commission (FTC) is conducting an investigation of the high gasoline prices in the Chicago-Milwaukee and mid-continent areas. We are being investigated by the FTC and we are cooperating with the investigation. We do not believe we have engaged in any unfair methods of competition. The majority of our El Dorado Refinery gasoline is sold to Equiva Trading Company, an affiliate of Equilon Enterprises LLC, at market prices. The Chicago-Milwaukee area is not our primary marketing area and we do not market RFG. Since June 30, 2000, gasoline supplies in the mid-continent have been able to eliminate the product shortfalls that had occurred in June.

      The light/heavy crude spread for the Cheyenne Refinery was $5.09 per barrel for the year ended December 31, 2000, increasing sharply from $2.17 per barrel in 1999. The 1999 light/heavy spread had been the lowest ever experienced by Frontier for such a lengthy period and was due to low crude oil prices resulting in a reduced supply of heavy crude oil as certain heavy crude oil was uneconomic to produce. The heavy crude oil spread for the Cheyenne Refinery is directly linked to pricing of Canadian heavy crude oil. As crude oil prices increased dramatically in late 1999 and stayed higher during 2000, the widening light/heavy spread throughout 2000 was the result of favorably priced Canadian heavy crude oil. Whether the heavy crude oil spread for the Cheyenne Refinery will remain at the high levels we are currently experiencing will depend on crude oil prices and Canadian and other worldwide heavy crude oil supplies.

      Refined product revenues increased $1.54 billion or 306% for the year ended December 31, 2000 compared to 1999 due to increased sales prices overall and increased sales volumes from the El Dorado Refinery acquisition. Average gasoline prices increased $11.48 per barrel, average diesel prices increased $11.27 per barrel and there was a 173% overall increase in sales volumes. Yields of gasoline increased 208% while yields of diesel and jet fuel increased 194% in 2000 compared to 1999.

      Other income increased $5.2 million to $7.3 million for the year ended December 31, 2000 compared to the same period in 1999 due to $4.6 million realized and unrealized futures trading gains on crude oil purchases, inventory positions and fixing margins on future production, $1.1 million proceeds from the sale of excess catalyst platinum from the El Dorado Refinery and insurance proceeds of $300,000, which was related to a business interruption at the El Dorado Refinery in 2000. Other income in 1999 included $635,000 in legal settlements and claims.

      Refining operating costs increased $1.45 billion or 299% for the year ended December 31, 2000 compared to 1999 due to the El Dorado Refinery acquisition and increases in material, freight and other costs and refinery operating expenses. Material, freight and other costs were $30.41 per barrel in 2000 compared to $20.31 per barrel in 1999 primarily due to higher crude oil prices. The Cheyenne Refinery material freight and other costs of $28.51 per barrel benefitted from an increased heavy crude oil utilization rate and an increased light/heavy spread. The heavy crude oil utilization rate at the Cheyenne Refinery expressed as a percentage of the total crude oil charge increased to 94% in the year ended December 31, 2000 from 87% in 1999. The light/heavy spread for the Cheyenne Refinery increased 135% to average $5.09 per barrel for 2000. Refining operating expense averaged $3.07 per barrel in 2000. The Cheyenne Refinery operating expense per barrel increased $.06 per barrel to $2.83 per barrel in 2000 due to increased yields and sales offset by higher natural gas costs. The El Dorado Refinery operating expense was $3.17 per barrel in 2000. Despite higher natural gas costs in 2000, this is a decrease from the 1999 pro forma operating expense per barrel due to decreases in refinery personnel and our lower overhead costs.

      Selling and general expenses increased $3.9 million or 41% for the year ended December 31, 2000 because of increased personnel and other costs relating to the El Dorado Refinery acquisition.

      Depreciation increased $10.0 million or 76% for the year ended December 31, 2000 as compared to 1999 because of the El Dorado acquisition and increases in capital investment.

      The interest expense increase of $21.4 million or 215% for the year ended December 31, 2000 was attributable to higher debt levels incurred to purchase the El Dorado Refinery, higher revolving credit facility debt levels due to higher working capital requirements as a result of the El Dorado Refinery acquisition and higher crude oil prices. Average debt increased to $295.7 million for the year ended December 31, 2000 from $108.1 million for the year ended December 31, 1999.

      Income tax expense of $2.1 million for the year ended December 31, 2000 included state current and deferred income taxes and federal alternative minimum taxes. Income tax expense of $1.9 million for the year ended December 31, 1999 was for deferred state income taxes.

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

      Operating income decreased $30.9 million in 1999 versus 1998 due to a decrease in the refined product spread (revenues less material, freight and other costs) of $17.6 million, increases in refinery operating expenses of $10.2 million, depreciation of $2.3 million and selling and general costs of $1.2 million, offset by an increase in other income of $456,000.

      The refined product spread was $3.42 per barrel for the year ended December 31, 1999 compared to $5.77 per barrel in 1998. This decrease was due to significantly lower light product margins, a significant decrease in the light/heavy crude spread and lower by-product margins due to higher crude oil prices, offset by inventory profits. High nationwide levels of gasoline and diesel inventories kept margins at their lowest levels since 1995 during the first six months of 1999. Although margins improved during the third quarter of 1999, they again turned downward in the fourth quarter. High crude oil prices and weak weather-related product demand caused extremely low to negative fourth quarter margins.

      The light/heavy crude spread for the Cheyenne Refinery was $2.17 per barrel for the year ended December 31, 1999, the lowest ever experienced by Frontier for such a lengthy period. In comparison, the light/heavy spread for 1998 was $4.15 per barrel. The tightening spread was caused by low crude oil prices during 1998 and the resulting reduced supply of heavy crude oil as certain heavy crude oil was uneconomic to produce. Although crude oil prices began to increase in the second quarter of 1999, the light/heavy spread was slow to widen. The heavy crude oil spread for the Cheyenne Refinery is directly linked to pricing of Canadian heavy crude oil. Late in the fourth quarter, the Canadian heavy crude oil price spread began to widen due to seasonal declines in asphalt needs.

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

      Refining operating costs increased $231.6 million or 91% for the year ended December 31, 1999 compared to 1998 due to the El Dorado Refinery acquisition and increases in material, freight and other costs and refinery operating expenses. Material, freight and other costs were $20.31 per barrel in 1999 compared to $13.33 per barrel in 1998 primarily due to higher crude oil prices, the use of a lower percentage of less expensive heavy crude oil and a lower light/heavy spread. Expressed as a percentage of the total crude oil charge, the Cheyenne Refinery heavy crude oil utilization rate decreased to 87% in the year ended December 31, 1999 from 94% in 1998. The light/heavy spread for the Cheyenne Refinery decreased 48% to average $2.17 per barrel for 1999. Refinery operating expenses averaged $2.71 per barrel consisting of $2.52 per barrel at the El Dorado Refinery (including chemical operations) and $2.77 per barrel for the Cheyenne Refinery. The Cheyenne Refinery operating expense per barrel decreased $.25 per barrel to $2.77 per barrel in 1999 due to higher throughput, lower chemical usage and lower maintenance costs.

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

      Income tax expense of $1.9 million for the year ended December 31, 1999 was for deferred state income taxes. In accordance with Statement of Financial Accounting Standards Board No. 109, “Accounting for Income Taxes”, deferred taxes are provided for the tax effect of cumulative to date net taxable book-tax differences, offset by available net operating losses. While we have substantial net operating losses available to offset federal income taxes, the El Dorado Refinery acquisition will result in a significant portion of future taxable income being apportioned to Kansas for state income tax purposes.

Liquidity and Capital Resources

      On November 5, 1999, we issued $190 million principal amount of 11-3/4% Senior Notes due 2009. The Notes were issued at a price of 98.562%. Net proceeds of the offering were approximately $181.0 million. We used the net proceeds to fund the $170 million purchase price of the El Dorado Refinery and for general corporate purposes. During 2000, we purchased and are holding as treasury notes $13 million principal amount of the 11-3/4% Senior Notes. During 1999, we also purchased the crude oil, intermediate product and the refined product inventory of the El Dorado refinery at closing for $53.1 million. We borrowed under the credit facility to help finance the inventory purchases.

      On February 9, 1998, we issued $70 million of 9-1/8% Senior Notes due 2006 and received net proceeds of approximately $67.9 million. During 2000, we purchased and are holding as treasury notes $5 million principal amount of the 9-1/8% Senior Notes. On February 10, 1998, the Company called for redemption the remaining $24.8 million of its 12% Senior Notes and $46 million of its 7-3/4% Convertible Subordinated Debentures. This redemption was completed on March 12, 1998 resulting in the payment of $71.4 million, including redemption premiums and the issuance of 83,535 shares of common stock. Under a stock repurchase plan in effect during early 1998, approved by the Board of Directors to purchase the approximate number of shares issued upon conversion of the Convertible Debentures, 83,500 shares of common stock were repurchased by the Company for $651,000.

      On September 1, 1998, we announced that the Board of Directors had approved a new stock repurchase program of up to three million shares of common stock. In late 2000, the Board of Directors increased this amount to a total of four million shares. In 1998, 469,700 shares of common stock were purchased under the new authorization for $2.3 million and in 1999, 627,700 shares of common stock were purchased for $3.4 million. In 2000, an additional 1,393,696 shares of common stock were purchased for approximately $9.2 million, of which 1,248,500 shares were purchased under the program.

      Net cash provided by operating activities was $66.3 million for the year ended December 31, 2000 while $11.3 million cash was used by operating activities for the year ended December 31, 1999. Working capital changes provided $3.6 million of cash flows in 2000 while using $9.7 million of cash flows in 1999. The 1999 use reflects the purchase of crude oil, intermediate product and finished product inventory of the El Dorado Refinery.

      At December 31, 2000, we had $64.4 million of cash and $53.1 million available under the revolving credit facility line of credit. We had working capital of $43.6 million at December 31, 2000.

      Capital expenditures for 2000 were $12.7 million which included $.3 million in additional El Dorado Refinery acquisition expenditures. Capital expenditures for 1999 were $171.6 million for the El Dorado Refinery acquisition and $9.2 million for other capital expenditures. Capital expenditures of approximately $20 million are planned for 2001.

      We are highly leveraged. As of December 31, 2000, we have $263 million of total consolidated debt and shareholders’ equity of $81.4 million. It is anticipated that cash generated from operating activities will be sufficient to meet our 2001 investment and debt obligations.

      Under certain conditions, the revolving credit facility restricts the transfer of cash in the form of dividends, loans or advances to the Company from its subsidiaries. We do not believe these restrictions limit our current operating plans.

Market Risks

      Impact of Changing Prices. Our revenues and cash flows, as well as estimates of future cash flows are very sensitive to changes in energy prices. Major shifts in the cost of crude oil and the price of refined products can result in large changes in the operating margin from refining operations. Energy prices also determine the carrying value of inventory.

      Price Risk Management Activities. At times, we enter into commodity derivative contracts to manage our price exposure to our inventory positions, our purchases of foreign crude oil and consumption of natural gas in the refining process as well as fix margins on certain future production. The commodity derivative contracts we use may take the form of futures contracts, collars or price swaps and are entered into with reputable counterparties. Since the El Dorado Refinery acquisition we use futures transactions to price foreign crude oil at the price when the crude oil is processed by the El Dorado Refinery instead of when purchased. Foreign crude oil delivery times can exceed one month from when the purchase is made. In addition, we, at times, engage in futures transactions for the purchase of natural gas at fixed prices. The Refineries consume natural gas for energy purposes. Gains and losses on futures contracts designated as hedges are recognized in refinery operating costs when the associated hedge transaction is consummated. We have increased our use of commodity derivative contracts since the acquisition of the El Dorado Refinery to mitigate price risk on a portion of the higher combined inventory levels of both the Cheyenne and El Dorado Refineries and on the foreign crude utilized by the El Dorado Refinery.

      Trading Activities. During 2000, we had the following commodity derivative contracts which were not being treated as accounting hedges for accounting purposes:

  Swap contracts to fix margins on approximately 19,100 bpd of diesel to be sold in January 2001, 19,800 bpd of diesel to be sold in February 2001 and 14,500 bpd of diesel to be sold in March 2001. As of December 31, 2000, we had recorded a $2.1 million unrealized loss on these open positions. During 2000, we recognized income of $2.1 million related to closed swap contracts to fix margins on unleaded gasoline.
  Derivative contract on approximately 223,000 barrels of unleaded gasoline to hedge butylene inventory builds at the El Dorado Refinery which will be drawn down in April and May 2001. As of December 31, 2000, we had recorded a $564,000 unrealized gain on these open positions.
  Derivative contracts on 500,000 barrels of crude oil to hedge excess inventory against price declines in January 2001. As of December 31, 2000, we recorded a $737,000 unrealized gain on these open positions after realizing a $622,000 loss on similar positions closed in December 2000.
  Derivative contracts on 864,000 barrels of crude oil for February 2001 to protect against price declines on foreign crude oil purchases. As of December 31, 2000, we had recorded a $4.0 million unrealized gain on these open positions.

      Hedging Activities.

  Natural Gas Collars. During September 2000, we purchased two costless collars for the purpose of hedging against natural gas price increases by buying calls and selling puts for the November 2000 through March 2001 period. The first collar covers an aggregate of 38 MMBTU with a ceiling and floor prices of $6.50 and $4.29, respectively. The second collar covers an aggregate of 9 MMBTU with a ceiling and floor price of $6.50 and $4.00, respectively. Through December 31, 2000 no gains or losses had been recorded related to the collars. At December 31, 2000, these collars had a fair value of $4.1 million. In the first quarter of 2001, we closed these natural gas positions and realized $2.4 million. Beginning January 1, 2001, we began accounting for these contracts as cash flow hedges as required by SFAS No. 133.
  Crude Purchases. At December 31, 2000, we had no open crude oil contracts being accounted for as hedges. During 2000, we recognized crude hedging losses of $6.0 million on derivative contracts.
  Natural Gas Purchases. During 2000, we recognized natural gas hedging gains of $195,000 during January through March.

      Interest Rate Risk. Borrowings under our revolving credit facility bear a current market rate of interest. Our approximately $65 million of outstanding 9-1/8% Senior Notes, due 2006, have a fixed interest rate, and we have no current plans to redeem these notes. Our approximately $177 million principal of 11-3/4% Senior Notes outstanding, due 2009, also have a fixed interest rate. Accordingly, our long-term debt is not exposed to cash flow risk from interest rate changes. The estimated fair value of the 9-1/8% Senior Notes at December 31, 2000 was $57.8 million and the estimated fair value of the 11-3/4% Senior Notes was $175.2 million.

Environmental

      Numerous local, state and federal laws, rules and regulations relating to the environment are applicable to our operations. As a result, we fall under the jurisdiction of numerous state and federal agencies for administration and are exposed to the possibility of judicial or administrative actions for remediation and/or penalties brought by those agencies. The Cheyenne Refinery is party to one consent decree requiring the investigation and, in certain instances, mitigation of environmental impacts resulting from past operational activities. The El Dorado Refinery is party to a consent decree regarding the implementation of a groundwater management program. Equilon will be responsible for the cost of continued compliance with this order. We have obtained a ten-year insurance policy with $25 million coverage for environmental liabilities, with a $500,000 deductible. This insurance will reimburse us for losses related to some known and some unknown pre-existing conditions at the El Dorado Refinery. Equilon and Frontier shared the premium costs of this policy. In addition, Equilon will be responsible for up to $5 million in costs (including insurance premiums) relating to safety, health and environmental conditions that are not covered under the ten-year insurance policy. There are currently no identified environmental remediation projects of which the costs can be reasonably estimated. However, the continuation of the present investigative process, other more extensive investigations over time or changes in regulatory requirements could result in future liabilities. The effects to the future consolidated financial position, results of operations or capital expenditures are unknown.

Canadian Tax Assessment

      Prior to the sale of our Canadian oil and gas operations in June 1997, we conducted business in Canada. As a result of an audit in 1999 of our Canadian tax returns for the years 1995, 1996 and 1997 conducted by the Canada Customs and Revenue Agency (formerly Revenue Canada), we were reassessed for approximately C$27 million of additional taxes. More than C$20 million of this reassessment relates to certain foreign exploration and development expenditure deductions. The Department of Finance in Canada has drafted and released proposed legislation that would eliminate this portion of the assessment. Approximately C$5 million of the assessment relates to the deductibility of certain interest costs in 1995, which were not challenged by the Canada Customs and Revenue Agency in its audits of previous periods. Other deductions of approximately C$2 million comprise the balance of the assessment, which was settled by us in 2000 through a cash payment of C$1.1 (US$751,000) and the application of some available tax pools. We have filed a Notice of Objection to portions of the assessment totaling approximately C$25 million and additionally, are awaiting, as is the Canada Custom and Revenue Agency, the passing of legislation that will resolve the foreign exploration and development expenditure deduction portion of the assessment, before arguing the remaining assessment. The legislation was included in a Bill read in the House of Commons in Canada in September 2000. However, Parliament closed its session before further action could take place as an election was called. Parliament will reconvene in February 2001. We intend to vigorously contest the tax assessment and believe that we will be successful in its appeal, either at the regulatory level or before the Courts. While we acknowledge the uncertainties associated with tax disputes, we currently believe that this matter will be resolved without a material effect on our financial position or results of operations.

                                      Selected Quarterly Financial and Operating Data (1)
                                          (dollars in thousands except per share)

unaudited
                                                      2000                                          1999
                                  -------------------------------------------    -----------------------------------------
                                   Fourth       Third      Second      First      Fourth     Third      Second      First
                                  ---------   ---------   --------   --------    --------   --------   --------   --------
Revenues .......................   $532,576   $536,179    $526,703   $449,699    $240,673   $116,444   $ 90,266   $ 56,217
Operating income (loss) ........      7,826     18,535      42,483      1,811     (18,028)    10,247      5,674     (3,142)
Net income (loss) ..............      1,274     10,111      31,903     (6,082)    (24,487)     8,358      3,914     (4,846)
Basic earnings (loss)
    per share ..................        .05        .37        1.16       (.22)       (.90)       .31        .14       (.18)
Diluted earnings (loss)
    per share ..................        .05        .36        1.13       (.22)       (.90)       .30        .14       (.18)
EBITDA(2) ......................     13,720     24,290      48,172      7,480     (13,686)    13,218      8,568       (301)
Net cash provided
    by (used in)
    operating activities .......     43,685    (10,596)     34,121       (864)    (19,335)    12,729      7,915    (12,641)
Refining operations
    Total charges (bpd) ........    149,824    162,771     155,221    156,245     100,785     45,773     45,100     36,378
    Gasoline yields (bpd) ......     75,972     77,237      74,074     79,901      49,002     17,437     17,600     15,366
    Diesel and jet fuel
             yields (bpd) ......     51,658     50,441      51,049     50,544      31,964     13,115     13,212     10,886
    Total product sales (bpd) ..    155,010    157,772     164,229    155,662      97,494     48,984     45,976     38,565
    Average light/heavy spread
        based on delivered crude
        costs for the Cheyenne
        Refinery (per bbl) .....   $   8.89   $   4.16    $   3.44   $   3.88    $   2.63   $   1.89   $   2.21   $   1.94

(1) Includes El Dorado Refinery financial and operating data from November 17, 1999.

(2) EBITDA represents income from continuing operations before interest expense, income tax and depreciation. EBITDA is not a calculation based upon generally accepted accounting principles; however, the amounts included in the EBITDA calculation are derived from amounts included in the consolidated financial statements of the Company. In addition, EBITDA should not be considered as an alternative to net income or operating income, as an indication of operating performance or as an alternative to operating cash flow as a measure of liquidity.

                                           Five-Year Financial Data (1)
                                   (dollars in thousands except per share)

                                                 2000         1999        1998        1997        1996
                                              ----------   ---------   ---------   ---------   ---------
Revenues ..................................   $2,045,157   $ 503,600   $ 299,368   $ 376,418   $ 383,373
Operating income (loss) ...................       70,655      (5,249)     25,700      21,703       5,585
Income (loss) from continuing operations ..       37,206     (17,061)     18,818       7,812     (11,644)
Income (loss) from discontinued operations,
    net of taxes(2) .......................            -           -           -      15,160       4,752
Income (loss) before extraordinary item ...       37,206     (17,061)     18,818      22,972      (6,892)
Extraordinary loss, net of taxes ..........            -           -       3,013       3,917           -
Net income (loss) .........................       37,206     (17,061)     15,805      19,055      (6,892)
Basic earnings (loss) per share:
    Continuing operations .................         1.36        (.62)        .67         .28        (.43)
    Net income (loss) .....................         1.36        (.62)        .56         .69        (.25)
Diluted earnings (loss) per share:
    Continuing operations .................         1.34        (.62)        .65         .28        (.43)
    Net income (loss) .....................         1.34        (.62)        .55         .69        (.25)
EBITDA(3) .................................       93,662       7,799      36,410      30,873      14,603
Net cash (used by) provided by
    operating activities ..................       66,346     (11,332)     31,263      12,498       8,465
Working capital (deficit) .................       43,610      24,832      30,125      20,928      (3,752)
Total assets ..............................      588,213     521,493     182,026     177,915     239,865
Long-term debt ............................      239,583     257,286      70,000      70,572     145,928
Shareholders’ equity ......................       81,424      50,681      70,353      55,934      25,269
Capital expenditures from
    continuing operations .................       12,688     181,703      16,763       5,675       4,760

(1) Includes El Dorado Refinery financial data from November 17, 1999.

(2) Discontinued operations reflected in the above periods represent the Company’s Canadian oil and gas operating segment. On
    June 16, 1997, the Company completed the Canadian disposition.

(3) EBITDA represents income from continuing operations before interest expense, income tax and depreciation. EBITDA is not a calculation based upon generally accepted accounting principles; however, the amounts included in the EBITDA calculation are derived from amounts included in the consolidated financial statements of the Company. In addition, EBITDA should not be considered as an alternative to net income or operating income, as an indication of operating performance or as an alternative to operating cash flow as a measure of liquidity.

                                      Five-Year Operating Data (1)

                                                        2000     1999     1998     1997     1996
                                                      -------   ------   ------   ------   ------
Charges (bpd)
    Light crude ...................................    35,605   10,250    2,174    3,162    4,322
    Heavy crude(2) ................................   105,529   39,315   32,303   31,967   31,677
    Other feed and blend stocks ...................    14,884    7,589    5,909    6,154    5,192
          Total charges ...........................   156,018   57,154   40,386   41,283   41,191
Manufactured product yields (bpd)
    Gasoline ......................................    76,795   24,923   15,738   17,060   16,825
    Diesel and jet fuel ...........................    50,924   17,340   13,097   12,856   13,712
    Chemicals .....................................     1,804      232        -        -        -
    Asphalt and other .............................    23,363   12,982   10,236   10,200    9,215
          Total manufactured product yields .......   152,886   55,477   39,071   40,116   39,752
Product sales (bpd)
    Gasoline ......................................    83,070   29,728   21,421   20,499   20,311
    Diesel and jet fuel ...........................    51,568   17,156   12,484   12,110   12,561
    Chemicals .....................................     1,964       44        -        -        -
    Asphalt and other .............................    21,556   10,965    8,797    7,949    7,306
          Total product sales .....................   158,158   57,893   42,702   40,558   40,178
Average sales price (per bbl)
    Gasoline ......................................   $ 38.09   $26.61   $21.52   $28.83   $28.78
    Diesel and jet fuel ...........................     37.19    25.92    19.90    27.22    28.89
    Chemicals .....................................     70.52    57.50        -        -        -
    Asphalt and other .............................     16.14    12.36    12.07    13.13    13.21
Operating margin information (per sales bbl)
    Average sales price ...........................   $ 35.20   $23.73   $19.10   $25.27   $25.98
    Material, freight and other costs .............     30.41    20.31    13.33    19.74    21.79
    Product spread ................................      4.79     3.42     5.77     5.53     4.19
    Operating expenses excluding depreciation .....      3.07     2.71     3.02     3.05     2.86
    Depreciation ..................................       .39      .61      .68      .61      .59
    Operating margin ..............................      1.33      .10     2.07     1.87      .74
Average light/heavy spread based on delivered
    crude costs for the Cheyenne Refinery (per bbl)   $  5.09   $ 2.17   $ 4.15   $ 3.54   $ 2.56

(1) Includes El Dorado Refinery operating data from November 17, 1999.

(2) Includes intermediate varieties of crude oil used by the El Dorado Refinery.

                                          Consolidated
                                    Statements of Operations
                             (in thousands except per share amounts)

December 31,                                                2000          1999           1998
                                                         -----------   -----------    -----------
Revenues
    Refined products .................................   $ 2,037,840   $   501,438    $   297,662
    Other ............................................         7,317         2,162          1,706
                                                         -----------   -----------    -----------
                                                           2,045,157       503,600        299,368
                                                         -----------   -----------    -----------
Costs and expenses

    Refining operating costs .........................     1,938,162       486,329        254,733
    Selling and general expenses .....................        13,333         9,472          8,225
    Depreciation .....................................        23,007        13,048         10,710
                                                         -----------   -----------    -----------
                                                           1,974,502       508,849        273,668
                                                         -----------   -----------    -----------
Operating income (loss) ..............................        70,655        (5,249)        25,700
Interest expense, net ................................        31,374         9,947          6,732
                                                         -----------   -----------    -----------
Income (loss) before income taxes ....................        39,281       (15,196)        18,968
Provision for income taxes ...........................         2,075         1,865            150
                                                         -----------   -----------    -----------
Income (loss) before extraordinary item ..............        37,206       (17,061)        18,818
Extraordinary loss on retirement of debt, net of taxes             -             -          3,013
                                                         -----------   -----------    -----------
Net income (loss) ....................................   $    37,206   $   (17,061)   $    15,805
                                                         -----------   -----------    -----------
Basic earnings (loss) per share of common stock
    Before extraordinary item ........................   $      1.36   $      (.62)   $       .67
    Extraordinary loss ...............................             -             -           (.11)
                                                         -----------   -----------    -----------
    Net income (loss)  ...............................   $      1.36   $      (.62)   $       .56
                                                         -----------   -----------    -----------
Diluted earnings (loss) per share of common stock
    Before extraordinary item ........................   $      1.34   $      (.62)   $       .65
    Extraordinary loss ...............................             -             -           (.10)
                                                         -----------   -----------    -----------
    Net income (loss) ................................   $      1.34   $      (.62)   $       .55
                                                         -----------   -----------    -----------

The accompanying notes are an integral part of these financial statements.

                                          Consolidated
                                         Balance Sheets
                                (in thousands except share data)

December 31,                                                             2000         1999
                                                                      ----------   ----------
Assets
Current assets:
    Cash, including cash equivalents of $62,593 and $35,771
             at December 31, 2000 and 1999, respectively ..........   $  64,446    $  38,345
    Trade receivables, less allowance for doubtful accounts of $500
             at December 31, 2000 and 1999 ........................      69,220       38,563
    Other receivables .............................................       8,905       14,512
    Inventory of crude oil, products and other ....................     125,481      100,359
    Other current assets ..........................................       4,467        1,211
                                                                      ----------   ----------
             Total current assets .................................     272,519      192,990
                                                                      ----------   ----------
Property, plant and equipment, at cost:
    Refineries and pipeline .......................................     389,874      377,613
    Furniture, fixtures and other equipment .......................       5,364        4,956
                                                                      ----------   ----------
                                                                        395,238      382,569
    Less - accumulated depreciation ...............................      92,245       69,261
                                                                      ----------   ----------
                                                                        302,993      313,308
Other assets ......................................................      12,701       15,195
                                                                      ----------   ----------
Total assets ......................................................   $ 588,213    $ 521,493
                                                                      ----------   ----------
Liabilities and Shareholders’ Equity

Current liabilities:
    Accounts payable ..............................................   $ 171,563    $ 121,385
    Revolving credit facility .....................................      23,000       26,000
    Accrued turnaround cost .......................................      17,531        8,763
    Accrued liabilities and other .................................      11,972        6,554
    Accrued interest ..............................................       4,843        5,456
                                                                      ----------   ----------
             Total current liabilities ............................     228,909      168,158
                                                                      ----------   ----------
Long-term debt ....................................................     239,583      257,286
Long-term accrued turnaround cost .................................      13,525       20,685
Post-retirement employee liabilities ..............................      17,847       17,287
Deferred credits and other ........................................       3,072        4,002
Deferred income taxes .............................................       3,853        3,394

Commitments and contingencies (Note 8)

Shareholders’ equity:
    Preferred stock, $100 par value, 500,000 shares authorized,
             no shares issued .....................................           -            -
    Common stock, no par, 50,000,000 shares authorized,
             29,190,004 shares and 28,542,330 shares issued in
             2000 and 1999, respectively ..........................      57,359       57,294
    Paid-in capital ...............................................      89,706       87,028
    Retained earnings (deficit) ...................................     (49,916)     (87,122)
    Treasury stock, 2,622,596 shares and 1,230,900 shares
             at December 31, 2000 and 1999, respectively ..........     (15,725)      (6,519)
                                                                      ----------   ----------
             Total shareholders’ equity ...........................      81,424       50,681
                                                                      ----------   ----------
Total liabilities and shareholders’ equity ........................   $ 588,213    $ 521,493
                                                                      ----------   ----------

The accompanying notes are an integral part of these financial statements.

                                          Consolidated
                                    Statements of Cash Flows
                                         (in thousands)

For the years ended December 31,                              2000        1999        1998
                                                            --------    --------    --------
Operating activities:
Net income (loss) .......................................   $ 37,206    $(17,061)   $ 15,805
Extraordinary loss on retirement of debt ................          -           -       3,013
Depreciation ............................................     23,007      13,048      10,710
Deferred finance cost and bond discount amortization ....      2,190         667         449
Allowance for doubtful accounts receivable ..............        533           -           -
Deferred income taxes ...................................        130       1,915        (419)
Other ...................................................       (285)       (156)        (10)

Changes in components of working capital from operations:
    (Increase) decrease in receivables ..................    (25,583)    (42,054)      6,183
    (Increase) decrease in inventory ....................    (25,122)    (73,233)      7,397
    (Increase) decrease in other current assets .........     (2,927)       (293)        831
    Increase (decrease) in accounts payable .............     49,551      97,382      (9,196)
    Increase (decrease) in accrued liabilities and other       7,646       8,453      (3,500)
                                                            --------    --------    --------
    Net cash provided by (used in) operating activities .     66,346     (11,332)     31,263
                                                            --------    --------    --------
Investing activities:
Acquisition of El Dorado Refinery .......................          -     171,627)          -
Additions to property, plant and equipment ..............    (12,688)     (9,215)    (16,763)
Other ...................................................          -        (861)          -
                                                            --------    --------    --------
    Net cash provided by (used in) investing activities .    (12,688)    181,703)    (16,763)
                                                            --------    --------    --------
Financing activities:
Borrowings:
    11-3/4% Senior Notes ................................          -     187,268           -
    9-1/8% Senior Notes .................................          -           -      70,000
    Revolving credit facility ...........................          -      22,200       3,800
Payments of debt:
    12% Senior Notes, including redemption premium ......          -           -     (25,423)
    7-3/4% Convertible Subordinated Debentures,
             including redemption premium ...............          -           -     (45,971)
    11-3/4% Senior Notes ................................    (13,010)          -           -
    9-1/8% Senior Notes .................................     (5,025)          -           -
    Revolving credit facility ...........................     (3,000)          -           -
Debt issuance costs .....................................          -      (8,953)     (2,575)
Issuance of common stock ................................      2,743         739         816
Purchase of treasury stock ..............................     (9,215)     (3,361)     (2,933)
Other ...................................................        (50)       (102)       (360)
                                                            --------    --------    --------
Net cash provided by (used in) financing activities .....    (27,557)    197,791      (2,646)
                                                            --------    --------    --------
Increase in cash and cash equivalents ...................     26,101       4,756      11,854
Cash and cash equivalents, beginning of period ..........     38,345      33,589      21,735
                                                            --------    --------    --------
Cash and cash equivalents, end of period ................   $ 64,446    $ 38,345    $ 33,589
                                                            --------    --------    --------

The accompanying notes are an integral part of these financial statements.

                                                   Consolidated Statements of
                                                Changes in Shareholders’ Equity
                                                (in thousands except share data)

                                   Common Stock            Treasury Stock                 Accumulated
                              ----------------------    ---------------------                Other       Retained
                                Number of                 Number                Paid-In  Comprehensive   Earnings
                              Shares Issued   Amount     of Shares    Amount    Capital      Income      (Deficit)    Total
                              -------------  -------    -----------  --------   --------    ---------    ---------   --------
December 31, 1997 ...........   28,111,289   $57,251       (52,500)  $   (236)  $ 84,785    $       -    $(85,866)   $ 55,934
Net income ..................            -         -             -          -          -            -      15,805      15,805
Shares issued under:
    Stock option plan .......      190,760        19             -          -        797            -           -         816
    Debentures converted ....       83,535         8             -          -        723            -           -         731
Shares purchased under
    stock repurchase plans(1)            -         -      (553,200)    (2,933)         -            -           -      (2,933)
                              -------------  -------    -----------   -------   --------    ---------    ---------   --------
December 31, 1998 ...........   28,385,584    57,278        (3,169)    (3,169)    86,305            -     (70,061)     70,353
                              -------------  -------    -----------   -------   --------    ---------    ---------   --------
Net loss ....................            -         -             -          -          -            -     (17,061)    (17,061)
Shares issued under:
    Stock option plan .......      131,746        13             -          -        565            -           -         578
    Directors’ stock plan ...            -         -         2,500         11          -            -           -          11
    Other stock issuances ...       25,000         3             -          -        158            -           -         161
Shares purchased under
    stock repurchase plans(1)            -         -      (627,700)    (3,361)         -            -           -      (3,361)
                              -------------  -------    -----------   -------   --------    ---------    ---------   --------
December 31, 1999 ...........   28,542,330    57,294    (1,230,900)    (6,519)    87,028            -     (87,122)     50,681
                              -------------  -------    -----------   -------   --------    ---------    ---------   --------
Net income ..................            -         -             -          -          -            -      37,206      37,206
Shares issued under:
    Stock option plan .......      647,674        65      (145,196)    (1,013)     2,678            -           -       1,730
    Directors’ stock plan ...            -         -         2,000          9          -            -           -           9
Shares purchased under
    stock repurchase plans               -         -    (1,248,500)    (8,202)         -            -           -      (8,202)
                              -------------  -------    -----------   -------   --------    ---------    ---------   --------
December 31, 2000 ...........   29,190,004   $57,359    (2,622,596)  $(15,725)  $ 89,706    $       -    $(49,916)   $ 81,424
                              -------------  -------    -----------   -------   --------    ---------    ---------   --------

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

Nature of Operations

      The financial statements include the accounts of Frontier Oil Corporation, a Wyoming corporation, and its wholly-owned subsidiaries, including Frontier Holdings Inc., collectively referred to as Frontier or the Company. The Company is an independent energy company engaged in crude oil refining and wholesale marketing of refined petroleum products (the “refining operations”).

      The Company operates refineries (the “Refineries”) in Cheyenne, Wyoming and El Dorado, Kansas with a total crude oil capacity of over 150,000 barrels per day. The Company focuses its marketing efforts in the Rocky Mountain and Plains States regions of the United States. The Company purchases the crude oil to be refined and markets the refined petroleum products produced, including various grades of gasoline, diesel fuel, jet fuel, asphalt, chemicals and petroleum coke.

Significant Accounting Policies

Property, Plant and Equipment

      Property, plant and equipment is depreciated based on the straight-line method over the estimated useful lives. The estimated useful lives are:

     Refinery plant and equipment      5 to 20 years
     Pipeline and pumps               10 to 20 years
     Furniture, fixtures and other     3 to 10 years

      Maintenance and repairs are expensed as incurred. The costs for turnarounds (scheduled and required shutdown of refinery operating units for significant overhaul and refurbishment) are ratably accrued over the period from the prior turnaround to the next scheduled turnaround. Major improvements are capitalized, and the assets replaced are retired.

Inventories

      Inventories of crude oil, other unfinished oils and all finished products are recorded at the lower of cost on a first in, first out (FIFO) basis or market. Refined product exchange transactions are considered asset exchanges with deliveries offset against receipts. The net exchange balance is included in inventory. Inventories of materials and supplies are recorded at the lower of average cost or market.

December 31,                2000       1999
                          --------   --------
Crude oil .............   $ 39,947   $ 24,852
Unfinished products ...     36,078     24,779
Finished products .....     33,587     35,582
Process chemicals .....      2,743      2,088
Repairs and maintenance
    supplies and other      13,126     13,058
                          --------   --------
                          $125,481   $100,359
                          --------   --------

Environmental Expenditures

      Environmental expenditures are expensed or capitalized based upon their future economic benefit. Costs which improve a property’s pre-existing condition and costs which prevent future environmental contamination are capitalized. Costs related to environmental damage resulting from operating activities subsequent to acquisition are expensed. Liabilities for these expenditures are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated.

Refined Product Revenues

      Revenues are recognized when product ownership is transferred to the customer.

Derivative Instruments and Hedging Activities

      The Company, at times, enters into commodity derivative contracts to manage its price exposure to its inventory positions, purchases of foreign crude oil and consumption of natural gas in the refining process or to fix margins on certain future production. The commodity derivative contracts used by the Company may take the form of futures contracts, collars or price swaps and are entered into with reputable counterparties. The Company believes there is minimal credit risk with respect to its counterparties. The Company accounts for its commodity derivative contracts under the hedge (or deferral) method of accounting when the derivative contracts are designated as hedges for accounting purposes, or mark to market accounting if the Company elects not to designate derivative contracts as accounting hedges or if such derivative contracts do not qualify for hedge accounting. As such, gains or losses on commodity derivative contracts accounted for as hedges are recognized in refining operating costs when the associated transactions are consummated while gains and losses on transactions accounted for using mark to market accounting are reflected in other revenues at each period end (see “New Accounting Pronouncements”).

Interest

      Interest is reported net of interest income and interest capitalized. Interest income of $3.4 million, $1.5 million and $1.5 million was recorded in the years ended December 31, 2000, 1999 and 1998, respectively. During 1998, the Company capitalized interest of $101,000. The Company capitalizes interest on debt incurred to fund the construction of significant assets.

Stock Based Compensation

      Compensation cost is measured using the intrinsic value method. Under this method, compensation cost is the excess, if any, of the quoted market value of the Company’s common stock at the grant date over the amount the employee must pay to acquire the stock. No compensation cost was recognized for the years ended December 31, 2000, 1999 and 1998.

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

New Accounting Pronouncements

      In June 1998, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities” effective for fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS No. 137 which delayed the effective date of SFAS No. 133 for one year, to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, which amended the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities. SFAS No. 133, as amended by SFAS No. 137 and No. 138, cannot be applied retroactively and must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired or substantively modified after a transition date to be selected by the Company of either December 31, 1997 or December 31, 1998. The statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the statements of operations, and requires a company to formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment. Upon adoption of SFAS No. 133 on January 1, 2001, the Company redesignated the natural gas costless collars it had in place to hedge its natural gas purchases as cash flow hedges. Accordingly, at January 1, 2001, the Company recorded the costless collars at fair market value by increasing other current assets by $3.9 million ($4.1 million net of deferred tax current assets of $.2 million) and increasing cumulative adjustment to other comprehensive income (equity account) by a corresponding amount. The costless collars expire in the first quarter of 2001. See Note 10 for information on the Company’s current open derivative positions at December 31, 2000.

Supplemental Cash Flow Information

      Highly liquid investments with a maturity, when purchased, of three months or less are considered to be cash equivalents. Cash payments for interest during 2000, 1999 and 1998 were $31.7 million, $7.0 million and $6.3 million, respectively. Cash payments for income taxes during 2000, 1999 and 1998 were $2.4 million, $406,000 and $582,000, respectively.

Reclassifications

      Certain prior year amounts have been reclassified to conform with the current year presentation.

El Dorado Refinery Acquisition

      On November 16, 1999, Frontier acquired the 110,000 barrels per day crude oil refinery located in El Dorado, Kansas from Equilon Enterprises LLC (“Equilon”). The Company also purchased the crude oil, intermediate product and finished product inventories at the refinery at closing.

      Total consideration for the acquisition of the refinery consisted of $170 million cash. In addition, the Company will make contingent earn-out payments for each of the years 2000 through 2007 equal to one-half of the excess over $60 million per year of the El Dorado Refinery’s revenues less its material costs and operating costs, other than depreciation. The total amount of these contingent payments is capped at $40 million, with an annual cap of $7.5 million. Any contingency payment will be recorded when determinable. Such contingency payment, if any, will be recorded as additional acquisition cost. No contingent earn-out payment was required based on 2000 results. Total consideration for the acquisition of the inventory at closing consisted of approximately $53.1 million cash. The purchase was paid for from the proceeds of $190 million 11-3/4% Senior Notes due 2009 issued by the Company on November 5, 1999 and a new revolving credit facility.

      The acquisition is accounted for under the purchase method of accounting.

      Operating results for the El Dorado Refinery have been included in the statements of operations and cash flows from November 17, 1999. The following is the unaudited pro forma financial information giving effect to the El Dorado Refinery as if it had occurred at the beginning of 1998.

Unaudited Pro Forma Information

(in thousands except per share amount)

For the Years ended December 31,           1999         1998
                                        ----------   ----------
Revenues ........................       $1,298,243   $1,012,278
Depreciation ....................           22,005       20,927
Operating income ................           41,129       40,452
Income before
    extraordinary item ..........            3,726        5,574
Net income ......................            3,726        2,561
Basic earnings
    per share:
    Income before
          extraordinary item ....              .14          .20
    Net income ..................              .14          .09
Diluted earnings
    per share:
    Income before
          extraordinary item ....              .13          .19
    Net income ..................              .13          .09

Debt

Schedule of Long-term Debt

(in thousands)

December 31,                    2000       1999
                              --------   --------
11-3/4% Senior Notes, net
    of unamortized discount   $174,608   $187,286
9-1/8% Senior Notes .......     64,975     70,000
                              --------   --------
                              $239,583   $257,286
                              --------   --------

Senior Notes

      On November 5, 1999, the Company issued $190 million principal amount of 11-3/4% Senior Notes due 2009. The 11-3/4% Notes were issued at a price of 98.562%. The 11-3/4% Notes are redeemable, at the option of the Company, at 105.875% after November 15, 2004, declining to 100% in 2007. Prior to November 15, 2004, the Company may at its option redeem the 11-3/4% Notes at a defined make-whole amount, plus accrued and unpaid interest. In addition, prior to November 15, 2002, the Company may redeem up to 35% of the principal amount of the 11-3/4% Notes with proceeds from an equity offering at a redemption price of 111-3/4% of the principal amount of the 11-3/4% Notes. Interest is paid semiannually. The net proceeds were utilized to acquire the El Dorado Refinery. During 2000, the Company purchased and is holding as treasury notes $13,010,000 principal amount of the 11-3/4% Senior Notes.

      On February 9, 1998, the Company issued $70 million of 9-1/8% Senior Notes due 2006. The 9-1/8% Notes are redeemable, at the option of the Company, at 104.563% after February 15, 2002, declining to 100% in 2005. Prior to February 15, 2002, the Company may at its option redeem the 9-1/8% Notes at a defined make-whole amount, plus accrued and unpaid interest. In addition, prior to February 4, 2001, the Company may redeem up to 35% of the principal amount of the 9-1/8% Notes with proceeds from an equity offering at a redemption price of 109-1/8% of the principle amount of the 9-1/8% Notes. Interest is paid semiannually. During 2000, the Company purchased and is holding as treasury notes $5,025,000 principal of the 9-1/8% Senior Notes.

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

Revolving Credit Facility

      The refining operations have a working capital credit facility with a group of ten banks which expires on November 16, 2002. The facility is a collateral-based facility with total capacity of up to $175 million, of which maximum cash borrowings are $125 million. Any unutilized capacity after cash borrowings is available for letters of credit. Short-term debt outstanding was $23.0 million and $26.0 million at December 31, 2000 and 1999, respectively. Standby letters of credit outstanding were $66.8 million and $39.6 million at December 31, 2000 and 1999, respectively.

      The facility provides working capital financing for operations, generally the financing of crude and product supply. It is generally secured by the Refineries’ current assets. The agreement provides for a quarterly commitment fee of .375 of 1% to .500 of 1% per annum. Interest rates are based, at the Company’s option, on the agent bank’s prime rate plus .25% to 1%, the prevailing Federal Funds Rate plus 2% to 2.75% or the reserve-adjusted LIBOR plus 1.5% to 2.25%. Standby letters of credit issued bear a fee of 1.125% to 1.875% annually, plus standard issuance and renewal fees. In all cases, the rate and fees discussed above increase from the lower to higher levels as the ratio of funded debt to earnings, as defined, increases. The agreement includes certain financial covenant requirements relating to the Refineries’ working capital, cash earnings and tangible net worth.

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

Five-year Maturities

      The 9-1/8% Senior Notes are due 2006 and the 11-3/4% Notes are due 2009; until then there are no maturities of long-term debt.

Income Taxes

      The following is the provision (benefit) for income taxes for the three years ended December 31, 2000, 1999 and 1998.

Provision (Benefit) for Income Taxes

(in thousands)

              2000    1999     1998
             ------  -------  -------
Current      $1,945   $  (50)   $ 569
Deferred        130    1,915     (419)
             ------  -------  -------
             $2,075   $1,865    $ 150
             ------  -------  -------

      The following is a reconciliation of the provision (benefit) for income taxes computed at the statutory United States income tax rates on pretax income (loss) and the provision (benefit) for income taxes as reported for the three years ended December 31, 2000, 1999 and 1998.

Reconciliation of Tax Provision

(in thousands)

                                  2000       1999       1998
                                --------   --------   --------
Provision (benefit)
    based on statutory rates    $ 13,748   $(5,319)   $ 6,639
                                --------   --------   --------
Increase (decrease)
    resulting from:
    Previously
          unbenefited net
          operating loss
          carryforwards .....    (13,748)        -     (6,639)
    Valuation allowance
          on net operating
          losses ............          -     5,319          -
    U.S. alternative
          minimum taxes .....        579         -        419
    State income taxes ......      1,892     1,865        150
    Other ...................       (396)        -       (419)
                                --------   --------   --------
Provision
    as reported .............   $  2,075   $ 1,865    $   150
                                --------   --------   --------

      The following are the significant components, by type of temporary differences or carryforwards, of deferred tax liabilities and tax assets, computed at the federal statutory rate, as of December 31, 2000 and 1999.

Components of Federal Deferred Taxes

(in thousands)

December 31,                            2000       1999
                                       -------   -------
Deferred tax liabilities:
Property, plant and equipment
    due to differences
    in depreciation ................   $36,477   $27,924
Other ..............................     4,181     4,118
                                       -------   -------
Deferred tax liabilities ...........    40,658    32,042
                                       -------   -------
Deferred tax assets:
Tax loss carryforwards .............    40,072    47,285
Depletion carryforwards ............     3,045     3,045
Alternative minimum
    tax carryforward ...............     2,494     1,271
Accrued liabilities and other ......    19,650    18,042
                                       -------   -------
                                        65,261    69,643
                                       -------   -------
Less - valuation allowance .........    24,603    38,748
                                       -------   -------
Net deferred tax assets ............    40,658    30,895
                                       -------   -------
Net deferred federal tax liabilities   $     -   $ 1,147
                                       -------   -------

      Realization of deferred tax assets is dependent on the Company’s ability to generate taxable income within the life of the tax loss carryforwards. As a result of the Company’s history of operating losses, a valuation allowance has been provided for deferred tax assets that are not offset by scheduled future reversals of deferred tax liabilities.

      At December 31, 2000, the Company had regular net operating loss (“NOL”) carryforwards for United States tax reporting purposes of $114.4 million available to reduce future federal taxable income. The regular NOL carryforwards will expire as follows: $10.9 million in 2004, $29.5 million in 2005, $17.2 million in 2006, $13.7 million in 2007, $11.3 million in 2008, $2.2 million in 2009, $16.1 million in 2010, $4.4 million in 2011 and $9.1 million in 2019. The Company also has $8.7 million tax depletion carryforwards which are indefinitely available to reduce future federal taxable income.

      Also, at December 31, 2000, the Company had alternative minimum tax net operating loss (“AMT NOL”) carryforwards for United States tax reporting of $62.4 million to reduce future taxable income. The AMT NOL carryforwards will expire as follows: $.5 million in 2005, $13.1 million in 2006, $11.6 million in 2007, $8.6 million in 2008, $1.4 million in 2009, $16.8 million in 2010, $2.7 million in 2011 and $7.7 million in 2019.

      The Company has alternative minimum tax carryforwards of approximately $2.5 million which are indefinitely available to reduce future United States income taxes payable of which $644,000 represents alternative minimum tax carryforwards generated by the Cheyenne refining operations prior to its 1991 acquisition by the Company which may be subject to certain limitations.

      The Company has no remaining state net operating losses to reduce future state taxable income. State deferred tax liabilities were $3.2 million and $1.9 million at December 31, 2000 and 1999, respectively, reflecting the estimated state tax effect of temporary differences, primarily for differences in depreciation for property, plant and equipment.

      Prior to the sale of its Canadian oil and gas operations in June 1997, the Company conducted business in Canada. As a result of an audit in 1999 of its Canadian tax returns for the years 1995, 1996 and 1997 conducted by the Canada Customs and Revenue Agency (formerly Revenue Canada), the Company was reassessed for approximately C$27 million of additional taxes. More than C$20 million of this reassessment relates to certain foreign exploration and development expenditure deductions. The Department of Finance in Canada has drafted and released proposed legislation that would eliminate this portion of the assessment. Approximately C$5 million of the assessment relates to the deductibility of certain interest costs in 1995, which were not challenged by the Canada Customs and Revenue Agency in its audits of previous periods. Other deductions of approximately C$2 million comprise the balance of the assessment, which portion was settled by the Company in 2000 through a cash payment of C$1.1 million and the application of some available tax pools. The Company has filed a Notice of Objection to portions of the assessment totaling approximately C$25 million and additionally, is awaiting, as is the Canada Custom and Revenue Agency, the passing of legislation that will resolve the foreign exploration and development expenditure deduction portion of the assessment, before arguing the remaining assessment. The legislation was included in a Bill read in the House of Commons in Canada in September 2000. However, Parliament closed its session before further action could take place as an election was called. Parliament will reconvene in February 2001. The Company intends to vigorously contest the tax assessment and believes that it will be successful in its appeal, either at the regulatory level or before the Courts. While the Company acknowledges the uncertainties associated with tax disputes, management currently believes that this matter will be resolved without a material effect on the Company’s financial position or results of operations.

Common Stock

Earnings per Share

      The following is a reconciliation of the numerators and denominators used in the calculation of basic and diluted earnings per share (“EPS”) for net income (loss) for the years ended December 31, 2000, 1999 and 1998.

(in thousands except per share amounts)

                                    2000                                1999                                1998
                     ---------------------------------   ---------------------------------   ----------------------------------
                                                 Per                                 Per                                  Per
                        Income      Shares      Share      Income      Shares       Share      Income       Shares       Share
                     (Numerator) (Denominator)  Amount   (Numerator) (Denominator)  Amount   (Numerator) (Denominator)   Amount
                     ----------- ------------- -------   ----------- ------------- -------   ----------- ------------- -------
Basic EPS:
Net income (loss) ..    $37,206        27,374  $  1.36     $(17,061)      27,373   $  (.62)     $18,818        28,124   $   .56
Dilutive securities:
    Stock options ..          -           415                     -            -                      -           622
Dilutive EPS:
Net income (loss) ..    $37,206        27,789  $  1.34     $(17,061)      27,373   $  (.62)     $18,818        28,746   $   .55

      Certain of the Company’s stock options that could potentially dilute basic EPS in the future were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented.

Non-employee Directors Stock Grant Plan

      During 1995, the Company established a stock grant plan for non-employee directors. The purpose of the plan is to provide a part of non-employee directors compensation in Company stock. The plan will be beneficial to the Company and its stockholders by allowing non-employee directors to have a personal financial stake in the Company through an ownership interest in the Company’s common stock. The plan may grant an aggregate of 60,000 shares of the Company’s common stock held in treasury. The Company made grants to directors under this plan of 2,000 shares and 2,500 shares in 2000 and 1999, respectively.

Stock Option Plans

      The Company has stock option plans which authorize the granting of restricted stock and options to purchase shares. The plans through December 31, 2000 have reserved for issuance a total of 7,129,355 shares of common stock of which 3,334,855 shares were granted and exercised, 2,451,220 shares were granted and were outstanding and 1,343,280 shares were available to be granted. Options under the plans are granted at not less than fair market value on the date of grant. No entries are made in the accounts until the options are exercised, at which time the proceeds are credited to common stock and paid-in capital. Generally, the options vest ratably throughout their one- to five-year terms.

      A summary of the status of the Company’s plans as of December 31, 2000, 1999 and 1998, and changes during the years ended on those dates is presented below:

                                                 2000                          1999                          1998
                                     ----------------------------  ----------------------------  -----------------------------
                                       Number    Weighted-Average    Number    Weighted-Average    Number    Weighted-Average
                                     of Options   Exercise Price   of Options   Exercise Price   of Options   Exercise Price
                                     ----------  ----------------  ----------  ----------------  ----------  -----------------
Outstanding at beginning of year .    2,115,884      $   4.68       1,318,250      $   3.95       1,526,340      $   4.06
Granted ..........................    1,218,000          7.13         935,000          5.68               -            -
Exercised ........................     (647,674)         4.24        (131,746)         4.39        (190,760)         3.81
Expired ..........................     (234,990)         6.10          (5,620)         5.35         (17,330)         5.18
                                     ----------  ----------------  ----------  ----------------  ----------  -----------------
Outstanding at end of year .......    2,451,220          5.88       2,115,884          4.68       1,318,250          3.95
                                     ----------  ----------------  ----------  ----------------  ----------  -----------------
Exercisable at end of year .......    1,326,570          5.17       1,332,324          4.22       1,060,320          4.45
                                     ----------  ----------------  ----------  ----------------  ----------  -----------------
Available for grant at end of year    1,343,280            -        1,156,290            -           85,670            -
                                     ----------  ----------------  ----------  ----------------  ----------  -----------------
Weighted-average fair value of
   options granted during the year                       3.58                          2.27                            -

      The following table summarizes information about stock options outstanding at December 31, 2000:

                                      Options Outstanding                        Options Exercisable
                             -------------------------------------   ----------------------------------------------
                                Number         Weighted-Average        Weighted-                       Weighted-
                             Outstanding     Remaining Contractual      Average       Exercisable       Average
Range of Exercise Prices     at 12/31/00         Life (Years)        Exercise Price   at 12/31/00    Exercise Price
------------------------     -----------     ---------------------   --------------   -----------    --------------
$3.13 to $3.63                 545,120                 0.79            $    3.42         545,120      $    3.42
$5.63 to $6.88                 826,000                 3.50                 5.76         453,750           5.70
$7.00 to $8.50               1,080,100                 4.04                 7.22         327,700           7.32

      Had compensation costs been determined based on the fair value at the grant dates for awards made in 2000, 1999 and prior years for the vested portions of the awards in each of the years 2000, 1999 and 1998, the Company’s net income (loss) and EPS would have been the pro forma amounts indicated below for the years ended December 31, 2000, 1999 and 1998:

(in thousands except per share amount)

                              2000        1999        1998
                           ---------   ---------   ---------
Net income (loss):
         As reported       $  37,206   $ (17,061)  $  15,805
         Pro forma            35,050     (18,228)     15,281
Basic EPS:
         As reported       $    1.36   $    (.62)  $     .56
         Pro forma              1.28        (.66)        .54
Diluted EPS:
         As reported       $    1.34   $    (.62)  $     .55
         Pro forma              1.26        (.66)        .53

      The fair value of grants was estimated on the date of grant using the Black-Scholes option pricing model with the following weightedaverage assumptions used: risk-free interest rates of 6.58% and 5.21%, expected volatilities of 47.40% and 46.64%, expected lives of 3.50 years and no dividend yield in 2000 and 1999, respectively (no awards were granted in 1998).

Employee Benefit Plans

Contribution Plans

      The Company sponsors defined contribution plans for its employees. All employees may participate by contributing a portion of their annual earnings to the plans. The Company makes basic and/or matching contributions on behalf of participating employees. The cost of the plans for the three years ended December 31, 2000, 1999 and 1998 was $4.8 million, $2.0 million and $1.4 million, respectively.

Defined Benefit Plans

      The Company established a defined cash balance pension plan, effective January 1, 2000, for eligible El Dorado employees to supplement retirement benefits those employees lost upon the sale of the El Dorado Refinery to Frontier. No other current or future employees will be eligible to participate in the plan.

      The Company provides postretirement healthcare and other benefits to certain employees of the El Dorado Refinery. Eligible employees are employees hired on or before January 1, 1991 by the refinery and who satisfy certain age and service requirements. These plans have no asset as of December 31, 2000 and 1999.

      The following tables set forth the benefit obligation, the funded status of the pension plan and postretirement healthcare and other benefit plans, amounts recognized in the Company’s financial statements, and the principal weighted-average assumptions used:

(in thousands)

                                                                                    Postretirement
                                                                                    Healthcare and
                                                          Pension Benefits          Other Benefits
                                                       ---------------------     --------------------
                                                         2000        1999(1)       2000       1999(1)
                                                       --------     --------     --------    --------
Change in benefit obligation
Benefit obligation at beginning of year ............   $  7,512     $     --     $  9,775    $     --
Service cost .......................................         --           --          537          --
Interest cost ......................................        401           --          752          --
Actuarial (gains) losses ...........................        496           --          975          --
Acquisition ........................................         --        7,512           --       9,775
Benefits paid ......................................         --           --          (24)         --
                                                       --------     --------     --------    --------
Benefit obligation at end of year ..................      8,409        7,512       12,015       9,775
                                                       --------     --------     --------    --------
Funded status ......................................     (8,409)      (7,512)     (12,015)     (9,775)
Unrecognized net actuarial loss (gain) .............        496           --          975          --
Unrecognized prior service cost ....................         --           --           --          --
                                                       --------     --------     --------    --------
Net amount recognized ..............................     (7,913)      (7,512)     (11,040)     (9,775)
                                                       --------     --------     --------    --------
Amounts recognized in the balance sheets consist of:
         Prepaid benefit cost ......................         --           --           --           --
         Accrued benefit liability .................     (7,913)      (7,512)     (11,040)     (9,775)
         Intangible asset ..........................         --           --           --          --
         Accumulated other comprehensive income ....         --           --           --          --
                                                       --------     --------     --------    --------
Net amount recognized ..............................   $ (7,913)    $ (7,512)    $(11,040)   $ (9,775)
                                                       --------     --------     --------    --------
Weighted-average assumptions as of December 31
Discount rate ......................................      7.26%        7.71%        7.26%       7.71%
Expected return on plan assets .....................      8.00%        8.00%        8.00%       8.00%
Rate of compensation increase ......................        --           --           --          --

(1) PBO and APBO at 12/31/99 were recognized immediately.

Components of net periodic benefit cost are as follows:

(in thousands)

                                                                               Postretirement
                                                     Pension                   Healthcare and
                                                     Benefits                  Other Benefits
                                               -------------------        ------------------------
                                                 2000       1999            2000            1999
                                               --------   --------        --------        --------
Components of net periodic benefit cost:
Service cost ...............................   $      -   $      -        $    537        $      -
Interest cost ..............................        401          -             752               -
Expected return on plan assets .............          -          -               -               -
Amortization of prior service cost .........          -          -               -               -
Recognized net actuarial loss ..............          -          -               -               -
                                               --------   --------        --------        --------
Net periodic benefit cost ..................   $    401   $      -        $  1,289        $      -
                                               --------   --------        --------        --------

Healthcare cost trend rate:                                          9.00% ratable   9.00% ratable
                                                                           to 5.0%         to 5.0%
                                                                         from 2009       from 2009
Sensitivity analysis:
Effect of 1% (-1%) change in healthcare cost-trend rate:
  Year-end pension benefit obligation                                     $  2,688        $      -
                                                                            (2,088)              -
  Total of service and interest cost                                           293               -
                                                                              (228)              -

Commitments and Contingencies

Lease and Other Commitments

      In connection with the acquisition of the El Dorado Refinery, the Company entered into an operating sublease agreement with Equilon for the use of the cogeneration facility at the El Dorado Refinery. The noncancelable operating sublease expires in 2016 with the Company having the option to renew the sublease for an additional eight years. At the end of the renewal sublease term the Company has the option to purchase the cogeneration facility for the greater of fair value or $22.3 million. The Company also has building, equipment and vehicle operating leases that expire from 2001 through 2006. Operating lease rental expense was $11.1 million, $2.7 million and $2.6 million for the three years ended December 31, 2000, 1999 and 1998, respectively. The approximate future minimum lease payments as of December 31, 2000 are $11.3 million for 2001, $9.8 million for 2002, $9.2 million for 2003, $8.8 million for 2004, $8.2 million for 2005 and $69.9 million thereafter.

      The Company contracted for pipeline capacity of approximately 13,800 bpd on the Express Pipeline from Hardisty, Alberta to Guernsey, Wyoming in 1997 for a period of 15 years. The Company’s commitment for pipeline capacity is approximately $5.8 million per year. The agreement allows the Company to assign a portion of its capacity in early years for additional capacity in later years. The Company owns a 25,000 bpd interest in a crude oil pipeline from Guernsey, Wyoming to the Cheyenne Refinery. The Company’s share of operating costs for the crude oil pipeline are recorded as refining operating costs. The Company has commitments to purchase crude oil from various suppliers on a one month to one year basis at daily market posted prices to meet its refineries’ throughput requirements. The Company has also entered into a one-year foreign crude supply agreement which expires November 2001 with Equiva Trading Company (“Equiva”), an affiliate of Equilon.

Concentration of Credit Risk

      The Company has concentrations of credit risk with respect to sales within the same or related industry and within limited geographic areas. The Company sells its Cheyenne products exclusively at wholesale, principally to independent retailers and major oil companies located primarily in the Denver, western Nebraska and eastern Wyoming regions. The Company sells a majority of its El Dorado gasoline, diesel and jet fuel to Equiva, under a 15-year offtake agreement. These products are sold to Equiva at market prices. Beginning in 2000, the Company retained and marketed a portion of the El Dorado Refinery’s gasoline and diesel production. This portion will increase 5,000 barrels per day each year for ten years. The amount of gasoline and diesel production retained by the Company began at 5,000 barrels per day in 2000, and will rise to 50,000 barrels in 2009 and remain at that level through the term of the agreement. Equiva will purchase all jet fuel production from the El Dorado Refinery through 2005. The Company retains and markets all of the chemicals and heavy oils production from the El Dorado Refinery.

      The Company extends credit to its customers based on ongoing credit evaluations. An allowance for doubtful accounts is provided based on the current evaluation of each customer’s credit risk, past experience and other factors. During 2000, doubtful accounts for two customers totaling $533,000 were written off. The Company made sales to Equiva during 2000 of approximately $1.2 billion which accounted for 59% of consolidated sales revenues.

Environmental

      The Company accrues for environmental costs as indicated in Note 2. Numerous local, state and federal laws, rules and regulations relating to the environment are applicable to the Company’s operations. As a result, the Company falls under the jurisdiction of numerous state and federal agencies and is exposed to the possibility of judicial or administrative actions for remediation and/or penalties brought by those agencies.

      On December 21, 1999, the EPA promulgated national regulations limiting the amount of sulfur that is to be allowed in gasoline. The EPA believes such limits are necessary to protect new automobile emission control systems that may be inhibited by sulfur in the fuel. The new regulations require the phase-in of gasoline sulfur standards beginning in 2004 and continuing through 2008 with special provisions for refiners serving those Western states exhibiting lesser air quality problems and for small business refiners, such as Frontier. Since the Company qualifies as a small business refiner by having 1,500 or fewer employees and less than 155,000 barrels per day capacity, the Cheyenne and El Dorado Refineries may comply with an interim gasoline sulfur standard in 2004 that is based on historic gasoline sulfur levels rather than having to meet the much stricter standard that will be applied to the general industry. The Company will then have between four and seven additional years, depending on the deadline Frontier chooses to comply with the new diesel fuel sulfur limit to reduce the gasoline sulfur content to the national standard (see below). The total capital expenditures now estimated to achieve the final gasoline sulfur standard are approximately $16 million at the Cheyenne Refinery and approximately $26 million at the El Dorado Refinery. Approximately $15 million of the Cheyenne Refinery expenditures are currently expected to be incurred in 2003 and 2004, with the remaining $1 million in 2008. The expenditures for the El Dorado Refinery are expected to be incurred beginning in 2009 and completed in 2011.

      The EPA recently promulgated regulations that will limit the sulfur content of highway diesel fuel beginning in 2006 to 15 parts per million. The current standard is 500 parts per million. As a small business refiner, the Company may choose to comply with the 2006 program and extend the Company’s interim gasoline standard by three years (until 2011) or delay the diesel standard by four years (until 2010) and keep the original gasoline sulfur program timing. Although still under consideration, it is likely that the Company will choose to delay diesel desulfurization until 2010 at the Cheyenne Refinery and extend the interim gasoline standard at the El Dorado Refinery until 2011. Capital costs for diesel desulfurization are currently estimated to be $6 million for Cheyenne, to be incurred in approximately 2009, and $35 million for El Dorado, currently expected to be incurred in 2004 through 2006.

      The Cheyenne Refinery is party to one consent decree requiring the investigation and, in certain instances, mitigation of environmental impacts resulting from past operational activities. The El Dorado Refinery is a party to a consent decree regarding the implementation of a groundwater management program. Equilon will be responsible for the cost of continued compliance with this order. The most recent National Pollutant Discharge Elimination System permit issued to the El Dorado Refinery required certain wastewater treatment plant upgrades to allow routine compliance with applicable discharge limits. Through year 2000, slightly more than $2 million has been spent on the wastewater treatment system upgrades with Equilon responsible for the first $2 million and Frontier and Equilon to share on a sliding scale up to another $3 million for additional upgrade costs. The Company has obtained a ten-year insurance policy with $25 million coverage for environmental liabilities, with a $500,000 deductible. This insurance will reimburse the Company for losses related to some known and unknown pre-existing conditions at the El Dorado Refinery. Equilon and Frontier have shared the premium costs of this policy. In addition to the wastewater treatment plant upgrades mentioned above, Equilon will be responsible for up to $5 million in costs (including insurance premiums) relating to safety, health and environmental conditions that are not covered under the ten-year insurance policy.

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

Litigation

      The Company is involved in various lawsuits which are incidental to its business. In management’s opinion, the adverse determination of such lawsuits would not have a material adverse effect on the Company’s financial position or results of operations.

Collective Bargaining Agreement Expiration

      The Company’s refining units hourly employees are represented by seven bargaining units, the largest being the Paper, Allied-Industrial, Chemical and Energy Workers International Union (“PACE”). Six AFL-CIO affiliated unions represent the Cheyenne craft workers. At the Cheyenne Refinery, the current contract with PACE expires in July 2002, while the current contract with the AFL-CIO affiliated unions expires in June 2005. At the El Dorado Refinery, the current contract with PACE expires in January 2002. The union employees represent approximately 63% of the Company’s workforce at December 31, 2000.

Fair Value of Financial Instruments

      The fair value of the Company’s Senior Notes was estimated based on quotations obtained from broker-dealers who make markets in these and similar securities. The bank revolving credit facility is based on floating interest rates and, as such, the carrying amount is a reasonable estimate of fair value. At December 31, 2000 and 1999, the carrying amounts of long-term debt instruments were $239.6 million and $257.3 million, respectively, and the estimated fair values were $233.0 million and $250.2 million, respectively.

Price Risk Management Activities

      The Company, at times, enters into commodity derivative contracts for the purposes of managing price risk on foreign crude purchases, crude and other inventories, and natural gas purchases and to fix margins on certain future production. The Company has increased its use of commodity derivative contracts since the acquisition of the El Dorado Refinery to mitigate price risk on a portion of the higher combined inventory levels of both the Cheyenne and El Dorado Refineries and on the foreign crude utilized by the El Dorado Refinery.

      Trading Activities

      During 2000, the Company had the following commodity derivative contracts which were not being treated as accounting hedges for accounting purposes:

  Swap contracts to fix margins on approximately 19,100 bpd of diesel to be sold in January 2001, 19,800 bpd of diesel to be sold in February 2001 and 14,500 bpd of diesel to be sold in March 2001. As of December 31, 2000, the Company had recorded a $2.1 million unrealized loss on these open positions. During 2000, the Company recognized income of $2.1 million related to closed swap contracts to fix margins on unleaded gasoline.
  Derivative contract on approximately 223,000 barrels of unleaded gasoline to hedge butylene inventory builds at the El Dorado Refinery which will be drawn down in April and May 2001. As of December 31, 2000, the Company had recorded a $564,000 unrealized gain on these open positions.
  Derivative contracts on 500,000 barrels of crude oil to hedge excess inventory against price declines in January 2001. As of December 31, 2000, the Company recorded a $737,000 unrealized gain on these open positions after realizing a $622,000 loss on similar positions closed in December 2000.
  Derivative contracts on 864,000 barrels of crude oil for February 2001, to protect against price declines on foreign crude oil purchases. As of December 31, 2000, the Company had recorded a $4.0 million unrealized gain on these open positions.

      Hedging Activities

  Natural Gas Collars. During September 2000, the Company purchased two costless collars for the purpose of hedging against natural gas price increases by buying calls and selling puts for the November 2000 through March 2001 period. The first collar covers an aggregate of 38 MMBTU with a ceiling and floor prices of $6.50 and $4.29, respectively. The second collar covers an aggregate of 9 MMBTU with a ceiling and floor price of $6.50 and $4.00, respectively. Through December 31, 2000 no gains or losses had been recorded related to the collars. At December 31, 2000, these collars had a fair value of $4.1 million. In the first quarter of 2001, we closed these natural gas positions and realized $2.4 million. Beginning January 1, 2001, the Company began accounting for these contracts as cash flow hedges as required by SFAS No. 133.
  Crude Purchases. At December 31, 2000, the Company had no open crude oil contracts being accounted for as hedges. During 2000, the Company recognized crude hedging losses of $6.0 million on derivative contracts.
  Natural Gas Purchases. During 2000, the Company recognized natural gas hedging gains of $195,000 during January through March.

Report of Independent Public Accountants

To the Shareholders of Frontier Oil Corporation:

      We have audited the accompanying consolidated balance sheets of Frontier Oil Corporation (a Wyoming Corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frontier Oil Corporation and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Houston, Texas
February 9, 2001