Form 10-K, Exhibit 13
period 2001-12-31
FRONTIER OIL CORP /NEW/
filed 2002-03-01
CIK 110430

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

Result of Operations

      2001 Compared with 2000.   We had net income for the year ended December 31, 2001 of $107.7 million, or $4.00 per diluted share, compared to net income of $37.2 million, or $1.34 per diluted share, for 2000.

      Operating income increased $93.4 million in 2001 versus 2000 due to increases in the refined product spread (revenues less raw material, freight and other costs) of $119.9 million offset by a decrease in other income of $8.2 million and increases in refinery operating expenses (excluding depreciation) of $12.1 million, selling and general costs of $4.2 million and depreciation of $2.0 million.

      The refined product spread was $6.84 per barrel for the year ended December 31, 2001 compared to $4.79 per barrel in 2000 due to improved light product margins offset by a negative inventory valuation impact from declining crude oil prices. The price of crude oil on the New York Mercantile Exchange declined through 2001 from $26.80 per barrel to $19.84 per barrel. For the year ended December 31, 2001, we realized a reduction to the refined product spread from inventory losses of approximately $41.4 million pretax ($28.9 million after tax) because of the decreasing crude oil prices. For the year ended December 31, 2000, we realized an increase to the refined product spread from inventory profits of approximately $19.2 million pretax ($18.7 million after tax) from rising crude oil prices. Frontier records inventories at the lower of cost on a first in, first out (FIFO) basis or market.

      The Cheyenne Refinery refined product spread was $8.03 per barrel in 2001 compared to $5.68 per barrel in 2000. The improved product spread was due to improved light product margins and an increase in the light/heavy spread offset by a negative inventory valuation impact. The light/heavy spread increased from an average of $5.09 per barrel in 2000 to $7.07 per barrel in 2001. For the year ended December 31, 2001 at the Cheyenne Refinery, we realized a reduction to the refined product spread from inventory losses of approximately $8.9 million pretax compared to an increase to the refined product spread from inventory profits of approximately $2.3 million pretax from rising crude oil prices for the year ended December 31, 2000.

      The El Dorado Refinery refined product spread was $6.39 per barrel in 2001 compared to $4.42 per barrel in 2000 due to improved light product margins and an increase in the WTI/WTS crude oil spread offset by a negative inventory valuation impact. For the year ended December 31, 2001 at the El Dorado Refinery, we realized a reduction to the refined product spread from inventory losses of approximately $32.5 million pretax compared to an increase to the refined product spread from inventory profits of approximately $16.9 million pretax from rising crude oil prices for the year ended December 31, 2000.

      Refined product revenues decreased $148.6 million or 7% for the year ended December 31, 2001 compared to 2000 due to decreased sales prices. Average gasoline prices decreased $2.24 per barrel and average diesel prices decreased $3.07 per barrel. Yields of gasoline increased approximately 2% while yields of diesel and jet fuel remained nearly flat in 2001 compared to 2000.

      Other revenues decreased $8.2 million to a loss of $832,000 for the year ended December 31, 2001 compared to the same period in 2000 due to a $1.9 million realized futures trading net loss in 2001 compared to a $4.6 million futures trading net gain in 2000. These items, while economic hedges, did not qualify for hedge accounting treatment. (see “Trading Activities”). Other revenues in 2000 also included $1.1 million proceeds from the sale of excess catalyst platinum from the El Dorado Refinery, insurance proceeds of $300,000, which was related to a business interruption at the El Dorado Refinery in 2000, and sulfur credit sales of $230,000.

      Refining operating costs decreased $256.4 million or 13% for the year ended December 31, 2001 compared to 2000 due to decreases in raw material, freight and other costs offset by higher refinery operating expenses.

      Raw material, freight and other costs per barrel decreased 16% or $4.72 per barrel in 2001 primarily due to lower crude oil prices. The Cheyenne Refinery raw material, freight and other costs of $24.85 per barrel decreased from $28.51 per barrel in 2000 due to lower crude oil prices and an increased light/heavy spread. The heavy crude oil utilization rate at the Cheyenne Refinery expressed as a percentage of the total crude oil charge decreased to 91% in the year ended December 31, 2001 from 94% in 2000 due to fulfilling light crude oil purchase contracts while reducing spot purchases of heavy crude oil during the fall 2001 crude unit turnaround. The light/heavy spread for the Cheyenne Refinery averaged $7.07 per barrel compared to $5.09 per barrel in 2000. The El Dorado Refinery raw material, freight and other costs of $26.01 per barrel decreased from $31.20 per barrel in 2000 due to lower crude oil prices.

      Refinery operating expense (excluding depreciation) was $3.27 per sales barrel in 2001 compared to $3.07 per sales barrel in 2000. The Cheyenne Refinery operating expense (excluding depreciation) per barrel increased $.56 per barrel to $3.39 per barrel in 2001 due to higher maintenance and turnaround costs and reduced yields and sales volumes due to the fall crude unit turnaround and higher natural gas costs early in the year. The El Dorado Refinery operating expense (excluding depreciation) was $3.22 per sales barrel in 2001 increasing from $3.17 per sales barrel in 2000 due to higher natural gas costs early in the year, electrical costs, and chemical and additive costs offset by more yields and sales volumes.

      Selling and general expenses increased $4.2 million or 32% for the year ended December 31, 2001 because of increased compensation, mainly bonuses, personnel, and other costs, particularly travel, relating to the operation of multiple locations.

      Depreciation increased $2.0 million or 9% for the year ended December 31, 2001 as compared to 2000 because of increases in capital investment.

      The interest expense decrease of $3.0 million or 10% for the year ended December 31, 2001 was attributable to the reduction of debt including repurchases of 9-1/8% Senior Notes and 11-3/4% Senior Notes during 2001 and 2000 and lower borrowing rates, balances and fees on the revolving credit facility. Average debt decreased to $255.3 million for the year ended December 31, 2001 from $295.7 million for the year ended December 31, 2000.

      Income tax expense of $28.1 million for the year ended December 31, 2001 increased as a result of the full utilization in 2001 of our deferred tax assets (primarily net operating loss carryforwards) for which we had previously provided a valuation allowance.

      2000 Compared with 1999.  We had net income for the year ended December 31, 2000 of $37.2 million, or $1.34 per diluted share, compared to a net loss of $17.1 million, or $.62 per share for 1999.

      Operating income increased $75.9 million in 2000 versus 1999 due to increases in the refined product spread (revenues less raw material, freight and other costs) of $205.2 million and other income of $5.2 million, offset by increases in refinery operating expenses of $120.6 million, depreciation of $10.0 million, and selling and general costs of $3.9 million.

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

      The light/heavy spread for the Cheyenne Refinery was $5.09 per barrel for the year ended December 31, 2000, increasing sharply from $2.17 per barrel in 1999. The 1999 light/heavy spread had been the lowest ever experienced by Frontier for such a lengthy period and was due to a reduced supply of heavy crude oil as certain heavy crude oil was uneconomic to produce at low crude oil prices. The light/heavy spread for the Cheyenne Refinery is directly linked to pricing of Canadian heavy crude oil. As crude oil prices increased dramatically in late 1999 and stayed higher during 2000, the widening light/heavy spread throughout 2000 was the result of favorably priced Canadian heavy crude oil.

      Refined product revenues increased $1.54 billion or 306% for the year ended December 31, 2000 compared to 1999 due to increased sales prices overall and increased sales volumes from the El Dorado Refinery acquisition. Average gasoline prices increased $11.48 per barrel, average distillate prices increased $11.27 per barrel and there was a 173% overall increase in sales volumes. Yields of gasoline increased 208% while yields of diesel and jet fuel increased 194% in 2000 compared to 1999.

      Other income increased $5.2 million to $7.3 million for the year ended December 31, 2000 compared to the same period in 1999 due to $4.6 million realized and unrealized futures trading gains on crude oil purchases, inventories or future production, $1.1 million proceeds from the sale of excess catalyst platinum from the El Dorado Refinery and insurance proceeds of $300,000, which was related to a business interruption at the El Dorado Refinery in 2000. Other income in 1999 included $635,000 in legal settlements and claims.

      Refining operating costs increased $1.45 billion or 299% for the year ended December 31, 2000 compared to 1999 due to the El Dorado Refinery acquisition and increases in raw material, freight and other costs and refinery operating expenses. Raw material, freight and other costs were $30.41 per barrel in 2000 compared to $20.31 per barrel in 1999 primarily due to higher crude oil prices. The Cheyenne Refinery raw material, freight and other costs of $28.51 per barrel benefitted from an increased heavy crude oil utilization rate and an increased light/heavy spread. The heavy crude oil utilization rate at the Cheyenne Refinery expressed as a percentage of the total crude oil charge increased to 94% in the year ended December 31, 2000 from 87% in 1999. The light/heavy spread for the Cheyenne Refinery increased 135% to average $5.09 per barrel for 2000. Refining operating expense averaged $3.07 per sales barrel in 2000. The Cheyenne Refinery operating expense per barrel increased $.06 per sales barrel to $2.83 per sales barrel in 2000 due to increased yields and sales offset by higher natural gas costs. The El Dorado Refinery operating expense was $3.17 per sales barrel in 2000.

      Selling and general expenses increased $3.9 million or 41% for the year ended December 31, 2000 because of increased personnel and other costs relating to the El Dorado Refinery acquisition.

      Depreciation increased $10.0 million or 76% for the year ended December 31, 2000 as compared to 1999 because of the El Dorado acquisition and increases in capital investment.

      The interest expense increase of $21.4 million or 215% for the year ended December 31, 2000 was attributable to higher debt levels used to purchase the El Dorado Refinery, higher working capital debt levels due to the addition of the El Dorado Refinery and higher crude oil prices. Average debt increased to $295.7 million for the year ended December 31, 2000 from $108.1 million for the year ended December 31, 1999.

      Income tax expense of $2.1 million for the year ended December 31, 2000 included $751,000 paid for Canadian income taxes relating to a tax assessment resulting from an audit of Canadian tax returns for the years 1995, 1996 and 1997 when we conducted oil and gas operations in Canada. Income tax expense for 2000 also included current and deferred state income taxes and federal alternative minimum taxes. Income tax expense of $1.9 million for the year ended December 31, 1999 was for deferred state income taxes. In accordance with Statement of Financial Accounting Standards Board No. 109, “Accounting for Income Taxes”, deferred taxes are provided for the tax effect of cumulative to date net taxable book-tax differences, offset by available net operating losses. While at December 31, 2000 we had net operating losses available to offset future federal income taxes, the El Dorado Refinery acquisition resulted in a significant portion of future taxable income being apportioned to Kansas for state income tax purposes.

Liquidity and Capital Resources

      Net cash provided by operating activities was $138.6 million for the year ended December 31, 2001 while $66.3 million cash was provided by operating activities for the year ended December 31, 2000. Working capital changes used $6.5 million of cash flows in 2001 while providing $3.6 million of cash flows in 2000.

      At December 31, 2001, we had $104.0 million of cash and $104.0 million available under the revolving credit facility line of credit. We had working capital of $109.1 million at December 31, 2001.

      On November 5, 1999, we issued $190 million principal amount of 11-3/4% Senior Notes due 2009. The Notes were issued at a price of 98.562%. Net proceeds of the offering were approximately $181.0 million. We used the net proceeds to fund the $170 million purchase of the El Dorado Refinery and for general corporate purposes. During 2001 and 2000, we purchased $6.5 million principal amount and $13.0 million principal amount, respectively, of the 11-3/4% Senior Notes and are holding them as treasury notes.

      During 2001 and 2000, we purchased $24.4 million principal amount and $5.0 million principal amount, respectively, of the 9-1/8% Senior Notes and are holding them as treasury notes. The 9-1/8% Senior Notes were issued in 1998.

      On September 1, 1998, we announced that the Board of Directors had approved a stock repurchase program of up to three million shares of common stock. In late 2000, the Board of Directors increased this amount to a total of four million shares and in June 2001 authorized an additional two million shares to bring the total authorization to six million shares which may be purchased and held as treasury shares. In 1998, 469,700 shares of common stock were purchased for $2.3 million and in 1999, 627,700 shares of common stock were purchased for $3.4 million. In 2000, 1,393,696 shares of common stock were purchased for approximately $9.2 million, of which 1,248,500 shares were purchased on the open market. In 2001, 1,850,970 shares were acquired for approximately $23.4 million, of which 1,749,100 ($22.6 million) were purchased on the open market. In addition, we had committed to purchase another 25,300 shares for $416,000 at December 31, 2001.

      Capital expenditures for 2001 were $22.8 million. Capital expenditures for 2000 were $12.7 million which included $.3 million in additional El Dorado Refinery acquisition expenditures. Capital expenditures of approximately $46 million plus a $7.5 million purchase contingency earn-out payment to Equilon for the El Dorado Refinery are planned for 2002.

      As of December 31, 2001, we have $208.9 million of total consolidated debt and shareholders’ equity of $169.2 million. It is anticipated that cash generated from operating activities will be sufficient to meet our 2002 investment and debt obligations. Operating cash flows are affected by crude oil and refined product prices and other risks (see “Market Risks”).

      Under certain conditions, the revolving credit facility, which is at the subsidiary level, restricts the transfer of cash in the form of dividends, loans or advances from the operating subsidiary to the parent holding company. We do not believe these restrictions limit our current operating plans. Our refining revolving credit facility was amended, effective June 20, 2001 to extend the facility expiration date from November 16, 2002 to June 15, 2004.

      Our Board of Directors declared quarterly cash dividends in June 2001 and September 2001 each of $.05 per share which were paid in July 2001 and October 2001, respectively. The total paid out for dividends in 2001 was $2.6 million. In addition, our Board of Directors declared a quarterly cash dividend of $.05 per share in December 2001, to be paid on January 15, 2002 to shareholders of record on December 28, 2001. The total cash required for this dividend is approximately $1.3 million and was accrued at year end.

Contractual Cash Obligations

      The table below lists the contractual cash obligations we have by period. These items include our long-term debt based on maturity dates, our operating lease commitments and our commitment for crude oil pipeline capacity. We have contracted for pipeline capacity into 2012 on the Express Pipeline from Hardisty, Alberta to Guernsey, Wyoming. Our 15-year contract, which began in 1997, is for an average of 13,800 barrels per day, however we were allowed to assign a portion of our capacity in earlier years for additional capacity in later years, thus our remaining commitments range from 13,800 barrels per day in 2002, increasing to a high of 22,600 barrels per day in 2006 and reducing back to 13,800 barrels per day through the remainder of the contract. Our operating leases include building, equipment, aircraft and vehicle leases which expire from 2002 through 2008, as well as an operating sublease for the use of the cogeneration facility at our El Dorado Refinery. The noncancellable sublease, entered into in connection with the acquisition of our El Dorado Refinery in 1999, expires in 2016 with an option to allow us to renew the sublease for an additional eight years. At the end of the renewal sublease term, we have the option to purchase the cogeneration facility for the greater of fair value or $22.3 million.

---------------------------- -----------------------------------------------------------------------------------------
Contractual Obligations                               Payments Due by Period (in thousands)
---------------------------- -----------------------------------------------------------------------------------------

                                Total      Within 1 year    Within 2 - 3 years   Within 4 - 5 years   After 5 years
---------------------------- ------------ ---------------- -------------------- ------------------- ------------------
Long-term Debt               $  211,014   $        -       $        -            $  40,565           $  170,449

Operating Leases                112,336       11,024           20,172               17,643               63,497

Pipeline Capacity                71,495        6,910           16,598               16,539               31,448

---------------------------- ------------ ---------------- -------------------- ------------------- ------------------
  Total Contractual
   Cash Obligations          $  394,845   $   17,934        $  36,770            $  74,747           $  265,394
---------------------------- ------------ ---------------- -------------------- ------------------- ------------------

Market Risks

      Impact of Changing Prices.  Our revenues and cash flows, as well as estimates of future cash flows are very sensitive to changes in energy prices. Major shifts in the cost of crude oil and the price of refined products can result in large changes in the operating margin from refining operations. These prices also determine the carrying value of the refineries’ inventory.

      Price Risk Management Activities.  At times, we enter into commodity derivative contracts to manage our price exposure to our inventory positions, our purchases of foreign crude oil and consumption of natural gas in the refining process, as well as fix margins on certain future production. The commodity derivative contracts we use may take the form of futures contracts or price swaps and are entered into with reputable counterparties. We have in the past entered into derivative contracts with Enron, which has recently filed for bankruptcy protection. At the time of such action we had no open derivative contracts with Enron and thus no associated credit risk exists. We use futures transactions to price foreign crude oil at the price when the crude oil is processed by the El Dorado Refinery instead of when purchased. Foreign crude oil delivery times can exceed one month from when the purchase is made. In addition, at times, we engage in futures transactions for the purchase of natural gas at fixed prices. The refineries consume natural gas for energy purposes. Gains and losses on futures contracts designated as hedges under Statement of Financial Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“Statement No. 133”) are recognized in refinery operating costs when the associated hedge transaction is consummated. Other hedging transactions are recognized in other revenues.

      Trading Activities.

During 2001 and 2000, we had the following derivative activities which, although economic hedges, did not qualify for hedge accounting treatment and whose gains or losses are reflected in other revenues:

        • Swap contracts to fix margins on sales of gasoline and diesel. During 2001, we recorded net gains on these positions totaling $2.5 million ($394,000 realized gain plus the reversal of the $2.1 million unrealized loss recorded in 2000). During 2000, the impact of these positions was $0 ($2.1 million realized gain offset by an unrealized loss of $2.1 million recorded at December 31, 2000 on open positions).

        • Derivative contracts on unleaded gasoline to hedge butylene inventory builds at the El Dorado Refinery which were drawn down in April and May 2001. During 2001, we recorded a net loss of $1.3 million on these positions ($769,000 realized loss plus the reversal of the unrealized gain recorded in 2000.) During 2000, we recorded net gains of $564,000, consisting of an unrealized gain recorded at December 31, 2000 on open positions.

        • Derivative contracts on barrels of crude oil to hedge excess inventory against price declines. During 2001, we recorded net losses of $1.5 million on these types of positions ($763,000 net realized losses plus the reversal of the unrealized gain recorded in 2000). During 2000, we recorded net gains of $115,000 on these positions ($622,000 realized losses plus an unrealized gain of $737,000 recorded on open positions at December 31, 2000).

        • Derivative contracts on barrels of crude oil to protect against price declines on foreign crude oil purchases. During 2001, we recorded a net loss of $2.2 million on these positions ($1.8 million realized gain less the unrealized gain recorded in 2000). During 2000, we recorded net gains of $4.0 million, consisting of an unrealized gain recorded at December 31, 2000 on open positions.

        • Derivative contracts on natural gas to hedge natural gas costs. During 2001, we realized a $472,000 gain on positions to hedge natural gas.

        • Derivative contracts on barrels of unleaded gasoline and barrels of heating oil to hedge gas oil inventory builds at the Cheyenne Refinery. During 2001, we realized a $144,000 loss on these positions.

        As of December 31, 2001, we had no open derivative contracts not accounted for as hedges.

      Hedging Activities.

During 2001 and 2000, we had the following derivatives which were accounted for as hedges under Statement No. 133:

        • Crude Purchases. At December 31, 2001 we had open derivative contracts on 422,000 barrels of crude oil to hedge against price declines on foreign crude oil purchases and which are accounted for as fair value hedges under Statement No. 133. The unrealized ineffective portion of this hedge recorded in other revenues during 2001 was a $30,000 gain. These contracts had a fair market value of approximately $8.4 million at December 31, 2001 and will be closed out during January 2002. During 2001, we realized gains of $7.1 million on crude fair value hedges of which $229,000 was the ineffective portions recorded in other revenues and $6.8 million was recorded as a reduction of crude oil costs. During 2000, we recognized losses of $6.0 million on crude oil hedging derivative contracts.

        • Natural Gas Collars. During September 2000 we purchased two costless collars for the purpose of hedging against natural gas price increases for the November 2000 through March 2001 period. The first collar covered an aggregate of 38 MMBTU with ceiling and floor prices of $6.50 and $4.29, respectively. The second collar covered an aggregate of 9 MMBTU with ceiling and floor prices of $6.50 and $4.00, respectively. Through December 31, 2000, no gains or losses had been recorded related to the collars. At December 31, 2000, these collars had a fair value of $4.1 million. In the first quarter of 2001, we closed these positions and realized a $2.4 million gain. Beginning January 1, 2001, we began accounting for these contracts as cash flow hedges under the provisions of Statement No. 133.

        • Natural Gas Purchases. During 2000, we recognized natural gas hedging gains of $195,000 during January through March.

      Interest Rate Risk.  Borrowings under our revolving credit facility bear a current market rate of interest. Our approximately $40.6 million of outstanding 9-1/8% Senior Notes due 2006 have a fixed interest rate. Our approximately $170.5 million outstanding principal of 11-3/4% Senior Notes due 2009 also have a fixed interest rate. Accordingly, our long-term debt is not exposed to cash flow risk from interest rate changes, however, our long-term debt is exposed to fair value risk. The estimated fair value of the 9-1/8% Senior Notes at December 31, 2001 was $41.6 million and the estimated fair value of the 11-3/4% Senior Notes was $180.7 million.

Environmental

      Numerous local, state and federal laws, rules and regulations relating to the environment are applicable to our operations. As a result, we fall under the jurisdiction of numerous state and federal agencies for administration and are exposed to the possibility of judicial or administrative actions for remediation and/or penalties brought by those agencies. The Cheyenne Refinery is party to one consent decree requiring the investigation and, in certain instances, mitigation of environmental impacts resulting from past operational activities. The El Dorado Refinery is party to a consent decree regarding the implementation of a groundwater management program. Equilon will be responsible for the cost of continued compliance with this order. We have obtained a ten-year insurance policy with $25 million coverage through November 17, 2009 for environmental liabilities, with a $500,000 deductible, which will reimburse us for losses related to some known and some unknown conditions existing prior to our acquisition of the El Dorado Refinery. There are currently no identified environmental remediation projects of which the costs can be reasonably estimated. However, the continuation of the present investigative process, other more extensive investigations over time or changes in regulatory requirements could result in future liabilities. The effects to the future consolidated financial position, results of operations or capital expenditures are unknown.

      On December 21, 1999, the EPA promulgated national regulations limiting the amount of sulfur that is to be allowed in gasoline. The EPA believes such limits are necessary to protect new automobile emission control systems that may be inhibited by sulfur in the fuel. The new regulations require the phase-in of gasoline sulfur standards beginning in 2004 and continuing through 2008 with special provisions for refiners serving those Western states exhibiting lesser air quality problems and for small business refiners, such as Frontier. Since Frontier qualifies as a small business refiner by having 1,500 or fewer employees and a capacity of less than 155,000 barrels per day during the specified pre-2001 baseline years, the Cheyenne and El Dorado Refineries may comply with an interim gasoline sulfur standard in 2004 that is based on historic gasoline sulfur levels rather than having to meet the much stricter standard that will be applied to the general industry. Frontier will then have between four and seven additional years, depending on the deadline we choose to comply with the new diesel fuel sulfur limit, to reduce our gasoline sulfur content to the national standard (see discussion below). The total capital expenditures estimated, as of December 31, 2001, to achieve the final gasoline sulfur standard, are approximately $23 million at the Cheyenne Refinery and approximately $26 million at the El Dorado Refinery. Approximately $18 million of the Cheyenne Refinery expenditures are currently expected to be incurred in 2001 through 2003 with the remaining $5 million in 2009 and 2010. The expenditures for the El Dorado Refinery are expected to be incurred beginning in 2008 and completed in 2010.

      The EPA recently promulgated regulations that will limit the sulfur content of highway diesel fuel beginning in 2006 to 15 parts per million. The current standard is 500 parts per million. As a small business refiner, Frontier may choose to comply with the 2006 program and extend our interim gasoline standard by three years (until 2011) or delay the diesel standard by four years (until 2010) and keep our original gasoline sulfur program timing. Although still under deliberation, it is now likely that Frontier will choose to comply with the 15 parts per million highway diesel sulfur standard by June 2006 and extend the Company’s small refiner interim gasoline sulfur standards at each of our facilities until 2011. To satisfy a regulatory requirement necessary for the preservation of this compliance option, which is not the same compliance option that the Company anticipated last year, we recently submitted an application for a highway diesel volumetric baseline to the EPA. As of December 31, 2001, capital costs for diesel desulfurization are roughly estimated to be approximately $6 million for Cheyenne and $35 million for El Dorado. These compliance costs assume no change in the current “off road” or high sulfur diesel specifications which are 5,000 parts per million.

Significant Accounting Policies

      Property, Plant and Equipment.  We depreciate property, plant and equipment based on the straight-line method over the estimated useful lives. The estimated useful lives are:

          Refinery plant and equipment................................    5 to 20 years
          Pipeline and pumps..........................................   10 to 20 years
          Furniture, fixtures and other...............................    3 to 10 years

      Normal maintenance and repairs are expensed as incurred. The costs for turnarounds (scheduled and required shutdown of refinery operating units for significant overhaul and refurbishment) are ratably accrued over the period from the prior turnaround to the next scheduled turnaround. Turnaround costs include contract services, materials and rental equipment. Major improvements are capitalized and the assets replaced are retired.

      Inventories.   Inventories of crude oil, unfinished products and all finished products are recorded at the lower of cost on a first in, first out (FIFO) basis or market. Refined product exchange transactions are considered asset exchanges with deliveries offset against receipts. The net exchange balance is included in inventory. Inventories of materials and supplies are recorded at the lower of average cost or market.

      Income Taxes.  We account for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes (“Statement No. 109”). Statement No. 109 requires the asset and liability approach for accounting for income taxes. Under this approach, deferred tax assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases.

      Environmental Expenditures.  Environmental expenditures are expensed or capitalized based upon their future economic benefit. Costs which improve a property’s pre-existing condition and costs which prevent future environmental contamination are capitalized. Costs related to environmental damage resulting from operating activities subsequent to acquisition are expensed. Liabilities for these expenditures are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated.

SELECTED QUARTERLY FINANCIAL AND OPERATING DATA
(unaudited, dollars in thousands except per share)

                                                              2001                                         2000
                                           ------------------------------------------  --------------------------------------------
                                            Fourth      Third      Second     First      Fourth      Third      Second      First
--------------------------------------------------------------------------------------------------------------------------------------
Revenues                                   $365,560    $538,049   $553,649   $431,143    $532,576   $536,179   $526,703    $449,699
Operating income (loss)                     (11,447)     62,473    100,916     12,158       7,826     18,535     42,483       1,811
Net income (loss)                           (10,422)     34,662     78,901      4,512       1,274     10,111     31,903      (6,082)
Basic earnings (loss) per share:             ($0.41)      $1.33      $2.99      $0.17       $0.05      $0.37      $1.16      ($0.22)
Diluted earnings (loss) per share:           ($0.41)      $1.27      $2.86      $0.17       $0.05      $0.36      $1.13      ($0.22)
EBITDA (1)                                   (5,056)     68,808    107,120     18,238      13,720     24,290     48,172       7,480
Net cash provided by
  (used in) operating activities            (10,827)     73,812    109,164    (33,574)     43,685    (10,596)    34,121        (864)
Refining operations
    Total charges (bpd)                     153,649     169,878    161,854    146,632     149,824    162,771    155,221     156,245
    Gasoline yields (bpd)                    82,310      83,506     77,283     69,201      75,972     77,237     74,074      79,901
    Diesel and jet fuel yields (bpd)         49,313      54,578     52,653     48,247      51,658     50,441     51,049      50,544
    Total product sales (bpd)               163,375     174,281    159,531    138,770     155,010    157,772    164,229     155,662
    Average light/heavy spread based
      on  delivered crude costs for the
      Cheyenne refinery(per bbl)              $6.13       $6.42      $7.55      $8.20       $8.89      $4.16      $3.44       $3.88
--------------------------------------------------------------------------------------------------------------------------------------

(1)  EBITDA represents income from continuing operations before interest expense, income tax and depreciation and amortization. EBITDA is not a calculation based upon generally accepted accounting principles; however, the amounts included in the EBITDA calculation are derived from amounts included in the consolidated financial statements. In addition, EBITDA should not be considered as an alternative to net income or operating income, as an indication of operating performance or as an alternative to operating cash flow as a measure of liquidity.

FIVE YEAR FINANCIAL DATA  (1)

(in thousands except per share)                                 2001         2000          1999          1998          1997
-------------------------------------------------------------------------------------------------------------------------------
Revenues                                                     $1,888,401    $2,045,157      $503,600     $299,368      $376,418
Operating income (loss)                                         164,100        70,655        (5,249)      25,700        21,703
Income (loss) from continuing operations                        107,653        37,206       (17,061)      18,818         7,812
Income (loss) from discontinued operations, net of taxes (2)          -             -             -            -        15,160
Income (loss) before extraordinary item                         107,653        37,206       (17,061)      18,818        22,972
Extraordinary loss, net of taxes                                      -             -             -        3,013         3,917
Net income (loss)                                               107,653        37,206       (17,061)      15,805        19,055
Basic earnings (loss) per share:
    Continuing operations                                          4.12          1.36         (0.62)        0.67          0.28
    Net income (loss)                                              4.12          1.36         (0.62)        0.56          0.69
Diluted earnings (loss) per share:
    Continuing operations                                          4.00          1.34         (0.62)        0.65          0.28
    Net income (loss)                                              4.00          1.34         (0.62)        0.55          0.69
EBITDA (3)                                                      189,110        93,662         7,799       36,410        30,873
Net cash provided by (used in) operating activities             138,575        66,346       (11,332)      31,263        12,498
Working capital                                                 109,064        43,610        24,832       30,125        20,928
Total assets                                                    581,746       588,213       521,493      182,026       177,915
Long-term debt                                                  208,880       239,583       257,286       70,000        70,572
Shareholders' equity                                            169,204        81,424        50,681       70,353        55,934
Capital expenditures from continuing operations                  22,824        12,688       181,703       16,763         5,675
Dividends declared er common share                                 0.15             -             -            -             -

-------------------------------------------------------------------------------------------------------------------------------

(1)  Includes El Dorado refinery financial data from November 17, 1999. Capital expenditures in 1999 included the purchase of the El Dorado refinery.

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

FIVE YEAR OPERATING DATA

                                                         2001           2000         1999 (1)          1998           1997
-----------------------------------------------------------------------------------------------------------------------------
Charges (bpd)
    Light crude                                          31,456         35,605         10,250           2,174          3,162
    Heavy crude (2)                                     111,061        105,529         39,315          32,303         31,967
    Other feed and blend stocks                          15,538         14,884          7,589           5,909          6,154
        Total charges                                   158,055        156,018         57,154          40,386         41,283
Manufactured product yields (bpd)
    Gasoline                                             78,126         76,795         24,923          15,738         17,060
    Diesel and jet fuel                                  51,210         50,924         17,340          13,097         12,856
    Chemicals                                             1,370          1,804            232               -              -
    Asphalt and other                                    24,483         23,363         12,982          10,236         10,200
        Total manufactured product yields               155,189        152,886         55,477          39,071         40,116
Product sales (bpd)
    Gasoline                                             83,737         83,070         29,728          21,421         20,499
    Diesel and jet fuel                                  51,539         51,568         17,156          12,484         12,110
    Chemicals                                             1,413          1,964             44               -              -
    Asphalt and other                                    22,411         21,556         10,965           8,797          7,949
        Total product sales                             159,100        158,158         57,893          42,702         40,558
Average sales price (per bbl)
    Gasoline                                             $35.85         $38.09         $26.61          $21.52         $28.83
    Diesel and jet fuel                                   34.12          37.19          25.92           19.90          27.22
    Chemicals                                             70.81          70.52          57.50               -              -
    Asphalt and other                                     14.07          16.14          12.36           12.07          13.13
Operating margin information (per sales bbl)
    Average sales price                                  $32.53         $35.20         $23.73          $19.10         $25.27
    Raw material, freight and other costs                 25.69          30.41          20.31           13.33          19.74
      Product spread                                       6.84           4.79           3.42            5.77           5.53
    Operating expenses excluding depreciation              3.27           3.07           2.71            3.02           3.05
    Depreciation                                           0.42           0.39           0.61            0.68           0.61
      Operating margin                                     3.15           1.33           0.10            2.07           1.87
Average light/heavy spread based on delivered crude
      costs for the Cheyenne refinery (per bbl)            7.07           5.09           2.17            4.15           3.54
-----------------------------------------------------------------------------------------------------------------------------

(1)  Includes El Dorado Refinery operating data from November 17, 1999.
(2)  Includes intermediate varieties of crude oil used by the El Dorado Refinery.

                                     FRONTIER OIL CORPORATION AND SUBSIDIARIES
                                       CONSOLIDATED STATEMENTS OF OPERATIONS
                                      (in thousands except per share amounts)

For the years ended December 31,                                         2001              2000            1999
                                                                     -------------    -------------    -----------
Revenues:
     Refined products                                                $   1,889,233    $   2,037,840    $   501,438
     Other                                                                    (832)           7,317          2,162
                                                                     -------------    -------------    -----------
                                                                         1,888,401        2,045,157        503,600
                                                                     -------------    -------------    -----------
Costs and Expenses:
     Refining operating costs                                            1,681,720        1,938,162        486,329
     Selling and general expenses                                           17,571           13,333          9,472
     Depreciation                                                           25,010           23,007         13,048
                                                                     -------------    -------------    -----------
                                                                         1,724,301        1,974,502        508,849
                                                                     -------------    -------------    -----------
Operating income (loss)                                                    164,100           70,655         (5,249)
Interest expense, net                                                       28,374           31,374          9,947
                                                                     -------------    -------------    -----------
Income (loss) before income taxes                                          135,726           39,281        (15,196)
Provision for income taxes                                                  28,073            2,075          1,865
                                                                     -------------    -------------    -----------
Net income (loss)                                                    $     107,653    $      37,206    $   (17,061)
                                                                     =============    =============    ===========

Basic earnings (loss) per share of common stock                      $        4.12    $        1.36    $     (.62)
                                                                     =============    =============    ===========
Diluted earnings (loss) per share of common stock                    $        4.00    $        1.34    $     (.62)
                                                                     =============    =============    ===========

                    The accompanying notes are an integral part of these financial statements.

                                     FRONTIER OIL CORPORATION AND SUBSIDIARIES
                                            CONSOLIDATED BALANCE SHEETS
                                           (in thousands except shares)

December 31,                                                                    2001              2000
                                                                           -------------     -------------
ASSETS
Current assets:
     Cash, including cash equivalents of $102,348 and $62,593
         at December 31, 2001 and 2000, respectively                       $     103,995     $      64,446
     Trade receivables, less allowance for doubtful accounts
         of $500 at December 31, 2001 and 2000                                    55,848            69,220
     Other receivables                                                             6,543             8,905
     Inventory of crude oil, products and other                                   87,970           125,481
     Deferred tax assets                                                           4,845               687
     Other current assets                                                          2,169             3,780
                                                                           -------------     -------------
         Total current assets                                                    261,370           272,519
                                                                           -------------     -------------
Property, plant and equipment, at cost:
     Refineries and pipeline                                                     419,962           389,874
     Furniture, fixtures and other equipment                                       5,853             5,364
                                                                           -------------     -------------
                                                                                 425,815           395,238
     Less - accumulated depreciation                                             117,252            92,245
                                                                           -------------     -------------
                                                                                 308,563           302,993
Other assets                                                                      11,813            12,701
                                                                           -------------     -------------
Total assets                                                               $     581,746     $     588,213
                                                                           =============     =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Accounts payable                                                      $     112,303     $     171,563
     Accrued turnaround cost                                                      10,394            17,531
     Accrued liabilities and other                                                25,714            11,972
     Accrued interest                                                              3,895             4,843
     Revolving credit facility                                                         -            23,000
                                                                           -------------     -------------
         Total current liabilities                                               152,306           228,909
                                                                           -------------     -------------
Long-term debt                                                                   208,880           239,583
Long-term accrued turnaround cost                                                 15,443            13,525
Postretirement employee liabilities                                               16,734            17,847
Deferred credits and other                                                         4,099             3,072
Deferred income taxes                                                             15,080             3,853

Commitments and contingencies (Note 8)

Shareholders' equity:
     Preferred stock, $100 par value, 500,000 shares authorized,
         no shares issued                                                              -                 -
     Common stock, no par, 50,000,000 shares authorized,
         30,059,574 shares and 29,190,004 shares
         issued in 2001 and 2000, respectively                                    57,446            57,359
     Paid-in capital                                                              98,046            89,706
     Retained earnings (deficit)                                                  53,764           (49,916)
     Accumulated other comprehensive income (loss)                                  (255)                -
     Treasury stock, at cost, 4,240,937 shares and 2,622,596
         shares at December 31, 2001 and 2000, respectively                      (38,163)          (15,725)
     Deferred employee compensation                                               (1,634)                -
                                                                           -------------     -------------
         Total shareholders' equity                                              169,204            81,424
                                                                           -------------     -------------
Total liabilities and shareholders' equity                                 $     581,746     $     588,213
                                                                           =============     =============

                    The accompanying notes are an integral part of these financial statements.

                                     FRONTIER OIL CORPORATION AND SUBSIDIARIES
                                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                  (in thousands)

For the years ended December 31,                                         2001              2000             1999
                                                                     -----------      -----------      -----------
Operating activities:
Net income (loss)                                                    $   107,653      $    37,206      $   (17,061)
Depreciation                                                              25,010           23,007           13,048
Deferred finance cost and bond discount amortization                       2,168            2,190              667
Deferred employee compensation amortization                                  380                -                -
Allowance for doubtful trade receivables                                       -              533                -
Deferred income taxes                                                      9,463              130            1,915
Other                                                                        381             (285)            (156)
Changes in components of working capital from operations:
     Decrease (increase) in trade and other receivables                   15,870          (25,583)         (42,054)
     Decrease (increase) in inventory                                     37,511          (25,122)         (73,233)
     Decrease (increase) in other current assets                           1,611           (2,927)            (293)
     (Decrease) increase in accounts payable                             (60,013)          49,551           97,382
     (Decrease) increase in accrued liabilities and other                 (1,459)           7,646            8,453
                                                                     -----------      -----------      -----------
Net cash provided by (used in) operating activities                      138,575           66,346          (11,332)
                                                                     -----------      -----------      -----------
Investing activities:
Acquisition of El Dorado Refinery                                              -                -         (171,627)
Additions to property, plant and equipment                               (22,745)         (12,688)          (9,215)
Other                                                                        (79)               -             (861)
                                                                     -----------      -----------      -----------
     Net cash used in investing activities                               (22,824)         (12,688)        (181,703)
                                                                     -----------      -----------      -----------
Financing activities:
Borrowings:
     11-3/4% Senior Notes                                                      -                -          187,268
     Revolving credit facility                                                 -                -           22,200
Payments of debt:
     11-3/4% Senior Notes                                                 (6,541)         (13,010)               -
     9-1/8% Senior Notes                                                 (24,410)          (5,025)               -
     Revolving credit facility                                           (23,000)          (3,000)               -
Debt issuance costs                                                            -                -           (8,953)
Issuance of common stock                                                   3,271            2,743              739
Purchase of treasury stock                                               (22,600)          (9,215)          (3,361)
Dividends paid                                                            (2,629)               -                -
Other                                                                       (293)             (50)            (102)
                                                                     -----------      -----------      -----------
     Net cash (used in) provided by financing activities                 (76,202)         (27,557)         197,791
                                                                     -----------      -----------      -----------
Increase in cash and cash equivalents                                     39,549           26,101            4,756
Cash and cash equivalents, beginning of period                            64,446           38,345           33,589
                                                                     -----------      -----------      -----------
Cash and cash equivalents, end of period                             $   103,995      $    64,446      $    38,345
                                                                     ===========      ===========      ===========

                    The accompanying notes are an integral part of these financial statements.

                                     FRONTIER OIL CORPORATION AND SUBSIDIARIES
                            CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                           (in thousands except shares)

                                         Common Stock                                           Treasury Stock                            Accumulated            Total
                                    -----------------------              Compre-   Retained   --------------------                           Other       ---------------------
                                      Number of               Paid-In    hensive   Earnings    Number of              Deferred Employee  Comprehensive   Number of
                                    Shares Issued   Amount    Capital     Income   (Deficit)     Shares     Amount       Compensation    Income (Loss)     Shares      Amount
                                    ------------- ---------  ---------  ---------  ---------  ----------  ---------   -----------------  -------------   ----------  ---------
December 31, 1998                     28,385,584  $  57,278  $  86,305             $ (70,061)   (605,700) $  (3,169)    $      -         $           -   27,779,884  $  70,353
                                    ------------- ---------  ---------             ---------  ----------  ---------   -----------------  -------------   ----------  ---------
Net loss                                       -          -          -  $ (17,061)   (17,061)          -          -            -                     -            -    (17,061)
                                                                        ---------
Shares issued under:
   Stock option plan                     131,746         13        565                     -           -          -            -                     -      131,746        578
   Directors stock plan                        -          -          -                     -       2,500         11            -                     -        2,500         11
   Other stock issuances                  25,000          3        158                     -           -          -            -                     -       25,000        161
Shares repurchased under:
   Stock repurchase plans                      -          -          -                     -    (627,700)    (3,361)           -                     -     (627,700)    (3,361)
                                    ------------- ---------  ---------             ---------  ----------  ---------   -----------------  -------------   ----------  ---------
December 31, 1999                     28,542,330     57,294     87,028               (87,122) (1,230,900)    (6,519)           -                     -   27,311,430     50,681
                                    ------------- ---------  ---------             ---------  ----------  ---------   -----------------  -------------   ----------  ---------
Net income                                     -          -          -  $  37,206     37,206           -          -            -                     -            -     37,206
                                                                        ---------
Shares issued under:
   Stock option plan                     647,674         65      2,678                     -    (145,196)    (1,013)           -                     -      502,478      1,730
   Directors stock plan                        -          -          -                     -       2,000          9            -                     -        2,000          9
Shares repurchased under:
   Stock repurchase plans                      -          -          -                     -  (1,248,500)    (8,202)           -                     -   (1,248,500)    (8,202)
                                    ------------- ---------  ---------             ---------  ----------  ---------   -----------------  -------------   ----------  ---------
December 31, 2000                     29,190,004     57,359     89,706               (49,916) (2,622,596)   (15,725)           -                     -   26,567,408     81,424
                                    ------------- ---------  ---------             ---------  ----------  ---------   -----------------  -------------   ----------  ---------
Shares issued under:
   Stock option plan                     869,570         87      3,987                     -    (101,870)      (785)           -                     -      767,700      3,289
   Directors stock plan                        -          -          -                     -       3,000         13            -                     -        3,000         13
Other stock issuances                          -          -        663                     -     254,929      1,351       (2,014)                    -      254,929          -
Shares repurchased under:
   Stock repurchase plans                      -          -          -                     -  (1,774,400)   (23,017)           -                     -   (1,774,400)   (23,017)
Comprehensive income:
   Net income                                  -          -          -  $ 107,653    107,653           -          -            -                     -            -    107,653
   Other comprehensive income:
     Cumulative effect of accounting
       change on fair value of derivative
       instruments, net of tax                                              3,910
     Change in fair value of derivatives                                   (1,626)
     Derivative value reclassed to income                                  (2,284)
     Minimum pension liability                                               (255)
                                                                        ---------
   Other comprehensive income                                                (255)                                                                (255)           -       (255)
                                                                        ---------
Comprehensive income                                                    $ 107,398                                                                                 -
                                                                        ---------
Income tax benefits of stock options           -          -      3,690                     -          -           -            -                     -            -      3,690
Deferred employee compensation
   Amortization/vested shares                  -          -          -                     -           -          -          380                     -                     380
Dividends declared                             -          -          -                (3,973)          -          -            -                     -            -     (3,973)
                                    ------------- ---------  ---------             ---------  ----------  ---------   -----------------  -------------   ----------  ---------
December 31, 2001                     30,059,574  $  57,446  $  98,046             $  53,764  (4,240,937) $ (38,163)    $ (1,634)        $        (255)  25,818,637  $ 169,204
                                    ============  =========  =========             =========  ==========  =========   =================  =============   ==========  =========

                    The accompanying notes are an integral part of these financial statements.

FRONTIER OIL CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

1.     Nature of Operations

      The financial statements include the accounts of Frontier Oil Corporation, a Wyoming corporation, and its wholly-owned subsidiaries, collectively referred to as Frontier or the Company. The Company is an energy company engaged in crude oil refining and wholesale marketing of refined petroleum products (the “refining operations”).

      The Company operates refineries (“the Refineries”) in Cheyenne, Wyoming and El Dorado, Kansas with a combined crude oil capacity of 156,000 barrels per day. The Company focuses its marketing efforts in the Rocky Mountain and Plains States regions of the United States. The Company purchases the crude oil to be refined and markets the refined petroleum products produced, including various grades of gasoline, diesel fuel, jet fuel, asphalt, chemicals and petroleum coke.

2.     Significant Accounting Policies

Property, Plant and Equipment

      Property, plant and equipment is depreciated based on the straight-line method over the estimated useful lives. The estimated useful lives are:

          Refinery plant and equipment................................    5 to 20 years
          Pipeline and pumps..........................................   10 to 20 years
          Furniture, fixtures and other...............................    3 to 10 years

      Normal maintenance and repairs are expensed as incurred. The costs for turnarounds (scheduled and required shutdown of refinery operating units for significant overhaul and refurbishment) are ratably accrued over the period from the prior turnaround to the next scheduled turnaround. Turnaround costs include contract services, materials and rental equipment. Major improvements are capitalized, and the assets replaced are retired.

Inventories

      Inventories of crude oil, unfinished products and all finished products are recorded at the lower of cost on a first in, first out (FIFO) basis or market. Refined product exchange transactions are considered asset exchanges with deliveries offset against receipts. The net exchange balance is included in inventory. Inventories of materials and supplies are recorded at the lower of average cost or market.

                                        Schedule of Components of Inventory
                                                  (in thousands)

                                                                              December 31,
                                                                       ---------------------------
                                                                           2001           2000
                                                                       ------------   ------------
          Crude Oil                                                    $     24,787   $     39,947
          Unfinished products                                                24,406         36,078
          Finished products                                                  21,607         33,587
          Process chemicals                                                   4,103          2,743
          Repairs and maintenance supplies and other                         13,067         13,126
                                                                       ------------   ------------
                                                                       $     87,970   $    125,481
                                                                       ------------   ------------

Income Taxes

      The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes (“Statement No. 109”). Statement No. 109 requires the asset and liability approach for accounting for income taxes. Under this approach, deferred tax assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases.

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

Price Risk Management Activities

      The Company, at times, enters into commodity derivative contracts to manage its price exposure to its inventory positions, purchases of foreign crude oil and consumption of natural gas in the refining process or to fix margins on certain future production. The commodity derivative contracts used by the Company may take the form of futures contracts, collars or price swaps and are entered into with reputable counterparties. The Company believes there is minimal credit risk with respect to its counterparties. The Company has in the past entered into derivative contracts with Enron, which has recently filed for bankruptcy protection. At the time of such action the Company had no open derivative contracts with Enron and thus no associated credit risk exists. The Company accounts for its commodity derivative contracts under the hedge (or deferral) method of accounting when the derivative contracts are designated as hedges for accounting purposes, or mark to market accounting if the Company elects not to designate derivative contracts as accounting hedges or if such derivative contracts do not qualify for hedge accounting. As such, gains or losses on commodity derivative contracts accounted for as hedges are recognized in refining operating costs when the associated transactions are consummated while gains and losses on transactions accounted for using mark to market accounting are reflected in other revenues at each period end (see “New Accounting Pronouncements”).

Interest

      Interest is reported net of interest income and interest capitalized. Interest income of $2.8 million, $3.4 million and $1.5 million was recorded in the years ended December 31, 2001, 2000 and 1999, respectively. The Company capitalizes interest on debt incurred to fund the construction of significant assets. There was no interest capitalized for any of the years 2001, 2000 or 1999.

Stock-Based Compensation

      Stock-based compensation is measured in accordance with Accounting Principles Board No. 25. Under this method, compensation cost is the excess, if any, of the quoted market value of the Company’s common stock at the grant date over the amount the employee must pay to acquire the stock. Compensation cost of $380,000 related to restricted stock awards was recognized for the year ended December 31, 2001. No compensation cost was recognized for the years ended December 31, 2000 and 1999.

Intercompany Transactions

      Significant intercompany transactions are eliminated in consolidation.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

      The Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“Statement No. 133”), as amended by SFAS No. 137 and No. 138, on January 1, 2001. Statement No. 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired or substantively modified after a transition date to be selected by the Company of either December 31, 1997 or December 31, 1998. The statement established accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement required that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the statements of operations, and requires a company to formally document, designate, and assess the effectiveness of transactions that receive hedge accounting treatment. Upon adoption of Statement No. 133 on January 1, 2001, the Company redesignated the natural gas costless collars it had in place to hedge its natural gas purchases as cash flow hedges. Accordingly, at January 1, 2001, the Company recorded the costless collars at fair market value by increasing other current assets by $3.9 million ($4.1 million fair market value of the collars less a reduction to deferred tax current assets of $.2 million) and increasing other comprehensive income (equity account) with a cumulative adjustment by a corresponding amount. The costless collars were closed out early in the first quarter of 2001 and from January 1, 2001 to the date of settlement of the collars, the fair market value of the collars decreased by $1.6 million, net of tax. A reclassification adjustment for the gain of $2.3 million, net of tax of $.1 million, was made from comprehensive income to net income. The pretax realized gain of $2.4 million reduced refining operating expense when the corresponding natural gas was purchased throughout the first quarter. These entries relating to the collars resulted in a zero net effect in comprehensive income for the year ended December 31, 2001. See Note 10 for information on the Company’s current open derivative positions at December 31, 2001.

      In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“Statement No. 143”). Statement No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred with the associated asset retirement costs being capitalized as a part of the carrying amount of the long-lived asset. Statement No. 143 also includes disclosure requirements that provide a description of asset retirement obligations and reconciliation of changes in the components of those obligations. The Company is evaluating the future financial effects of adopting Statement No. 143 and expects to adopt the standard effective January 1, 2003.

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“Statement No. 144”). Statement No. 144 addresses the accounting and reporting for the impairment or disposal of long-lived assets and supersedes FASB Statement No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ” and APB Opinion No. 30, “Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” The objective of Statement No. 144 is to establish one accounting model for long-lived assets to be disposed of by sale as well as resolve implementation issues related to Statement No. 121. The Company adopted Statement No. 144 effective January 1, 2002. The adoption did not have a material impact on the Company’s financial condition or results of operations.

Supplemental Cash Flow Informationm

      Highly liquid investments with a maturity, when purchased, of three months or less are considered to be cash equivalents. Cash payments for interest during 2001, 2000 and 1999 were $27.8 million, $31.7 million and $7.0 million, respectively. Cash payments for income taxes during 2001, 2000 and 1999 were $21.2 million, $2.4 million and $406,000, respectively.

Reclassifications

      Certain prior year amounts have been reclassified to conform with the current year presentation.

3.    El Dorado Refinery Acquisition

      On November 16, 1999, Frontier acquired the 110,000 barrel per day crude oil refinery located in El Dorado, Kansas from Equilon Enterprises LLC (“Equilon”). Total consideration for the acquisition of the refinery consisted of $170 million cash. The acquisition was accounted for under the purchase method of accounting. Operating results for the El Dorado Refinery have been included in the consolidated statements of operations and cash flows from November 17, 1999. In addition, under the provisions of the purchase and sale agreement, the Company is required to make contingent earn-out payments for each of the years 2000 through 2007 equal to one-half of the excess over $60 million per year of the El Dorado Refinery’s revenues less its material costs and operating costs, other than depreciation. The total amount of these contingent payments is capped at $40 million, with an annual cap of $7.5 million. Any contingency payment will be recorded when determinable. Such contingency payments, if any, will be recorded as additional acquisition cost. A contingent earn-out payment of $7.5 million was required based on 2001 results and has been accrued as of December 31, 2001. No contingent earn-out payment was required based on 2000 results.

4.     Debt

                                             Schedule of Long-term Debt
                                                   (in thousands)

                                                                               December 31,
                                                                       -----------------------------
                                                                           2001             2000
                                                                       -------------   -------------
          11-3/4% Senior Notes, net of unamortized discount            $     168,315   $     174,608
          9-1/8 % Senior Notes                                                40,565          64,975
                                                                       -------------   -------------
                                                                       $     208,880   $     239,583
                                                                       -------------   -------------

Senior Notes

      On November 5, 1999, the Company issued $190 million principal amount of 11-3/4% Senior Notes due 2009. The 11-3/4% Notes were issued at a price of 98.562%. The 11-3/4% Notes are redeemable, at the option of the Company, at 105.875% after November 15, 2004, declining to 100% in 2007. Prior to November 15, 2004, the Company may at its option redeem the 11-3/4% Notes at a defined make-whole amount, plus accrued and unpaid interest. In addition, prior to November 15, 2002, the Company may redeem up to 35% of the principal amount of the 11-3/4% Notes with proceeds from an equity offering at a redemption price of 111-3/4% of the principal amount of the 11-3/4% Notes. Interest is paid semiannually. The net proceeds were utilized to acquire the El Dorado Refinery. During 2001 and 2000, the Company purchased and is holding as treasury notes $6.5 million and $13.0 million, respectively, principal amount of the 11-3/4% Senior Notes.

      On February 9, 1998, the Company issued $70 million of 9-1/8% Senior Notes due 2006. The 9-1/8% Notes are redeemable, at the option of the Company, at 104.563% after February 15, 2002, declining to 100% in 2005. Prior to February 15, 2002, the Company may at its option redeem the 9-1/8% Notes at a defined make-whole amount, plus accrued and unpaid interest. Interest is paid semiannually. During 2001 and 2000, the Company purchased and is holding as treasury notes $24.4 million and $5.0 million, respectively, principal of the 9-1/8% Senior Notes.

Revolving Credit Facility

      The refining subsidiaries have a working capital credit facility with a group of nine banks. The revolving credit facility was amended, effective June 20, 2001, to extend the facility expiration date from November 16, 2002 to June 15, 2004. The facility is a collateral-based facility with total capacity of up to $175 million, of which maximum cash borrowings are $125 million, subject to borrowing base amounts. Any unutilized capacity after cash borrowings is available for letters of credit. No debt was outstanding at December 31, 2001. At December 31, 2000, debt outstanding was $23.0 million. Standby letters of credit outstanding were $175,000 and $66.8 million at December 31, 2001 and 2000, respectively. The average interest rate on funds borrowed under the revolving credit facility during 2001 was 6.2%.

      The facility provides working capital financing for operations, generally the financing of crude and product supply. It is generally secured by the Refineries’ receivables and inventories. The agreement provides for a quarterly commitment fee of .375 of 1% to .500 of 1% per annum. Interest rates are based, at the Company’s option, on the agent bank’s prime rate plus .25% to 1%, the prevailing Federal Funds Rate plus 2% to 2.75%, or the reserve-adjusted LIBOR plus 1.5% to 2.25%. Standby letters of credit issued bear a fee of 1.125% to 1.875% annually, plus standard issuance and renewal fees. In all cases, the rate and fees discussed above increase from the lower to higher levels as the ratio of funded debt to earnings, as defined, increases. The agreement includes certain financial covenant requirements relating to the Refineries’ working capital, cash earnings and tangible net worth. The Company was in compliance with these covenants at December 31, 2001.

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

5.     Income Taxes

      The following is the provision (benefit) for income taxes for the three years ended December 31, 2001, 2000 and 1999.

                                       Provision (Benefit) for Income Taxes
                                                  (in thousands)

                                                                 2001          2000          1999
                                                              ----------    ----------    ----------
          Current:
             State                                            $    6,231    $      615    $      (24)
             Canadian                                                  -           751             -
             Federal                                              12,379           579           (26)
                                                              ----------    ----------    ----------
          Total current provision                                 18,610         1,945           (50)
                                                              ----------    ----------    ----------
          Deferred:
             State                                                   457         1,277         1,889
             Federal                                               9,006        (1,147)           26
                                                              ----------    ----------    ----------
          Total deferred provision                                 9,463           130         1,915
                                                              ----------    ----------    ----------
                                                              $   28,073    $    2,075    $    1,865
                                                              ----------    ----------    ----------

      The following is a reconciliation of the provision (benefit) for income taxes computed at the statutory United States income tax rates on pretax income (loss) and the provision (benefit) for income taxes as reported for the three years ended December 31, 2001, 2000 and 1999.

                                          Reconciliation of Tax Provision
                                                  (in thousands)

                                                                    2001          2000          1999
                                                                 ----------    ----------    ----------
          Provision (benefit) based on statutory rates           $   47,504    $   13,748    $   (5,319)
          Increase (decrease) resulting from:
              Previously unbenefitted deferred tax assets           (24,603)      (13,574)            -
              Valuation allowance on net operating losses                 -             -         5,972
              Federal tax effect of state and other income taxes     (2,341)         (925)         (653)
              State and other income taxes                            6,688         2,643         1,865
              Other                                                     825           183             -
                                                                 ----------    ----------    ----------
          Provision as reported                                  $   28,073    $    2,075    $    1,865
                                                                 ----------    ----------    ----------

      The following are the significant components, of deferred tax liabilities and tax assets, computed at the federal statutory rate and the Company’s effective state tax rate, as of December 31, 2001 and 2000.

                                           Components of Deferred Taxes
                                                  (in thousands)

                                                                                      December 31,
                                                                                ------------------------
                                                                                   2001          2000
                                                                                ----------    ----------
Current deferred tax assets:
   State gross current assets                                                   $      765    $    1,003
   State gross current liabilities                                                    (149)         (316)
                                                                                ----------    ----------
Total state current net deferred tax assets                                            616           687
                                                                                ----------    ----------
   Federal gross current assets                                                      5,304         6,749
   Federal gross current liabilities                                                (1,075)       (2,211)
                                                                                ----------    ----------
Total federal current net deferred tax assets                                        4,229         4,538
   Less valuation allowance                                                              -        (4,538)
                                                                                ----------    ----------
Total federal current net deferred tax assets                                        4,229             -
                                                                                ----------    ----------
Total current deferred tax assets                                               $    4,845    $      687
                                                                                ----------    ----------
Long-term deferred tax liabilities:
   State gross long-term liabilities                                            $    5,700    $    5,503
   State gross long-term assets                                                     (1,660)       (1,650)
                                                                                ----------    ----------
Total state long-term net deferred tax liabilities                                   4,040         3,853
                                                                                ----------    ----------
Federal gross long-term liabilities                                                 41,071        38,448
Federal gross long-term assets:
   Accrued liabilities and other                                                   (13,372)      (12,901)
   Federal alternative minimum tax credits                                         (13,614)       (2,494)
   Federal depletion carryforwards                                                  (3,045)       (3,045)
   Federal net operating loss carryforwards                                              -       (40,072)
                                                                                ----------    ----------
Total federal gross long-term assets                                               (30,031)      (58,512)
                                                                                ----------    ----------
Net federal gross long-term liabilities (assets)                                    11,040       (20,064)
   Less-valuation allowance                                                              -        20,064
                                                                                ----------    ----------
Total federal long-term net deferred tax liabilities                                11,040             -
                                                                                ----------    ----------
Total long-term deferred tax liabilities                                        $   15,080    $    3,853
                                                                                ----------    ----------

      The accrued liabilities and other deferred tax assets primarily include turnaround and postretirement employee benefit expenses. The major component of the deferred tax liabilities is depreciation.

      At December 31, 2001, the Company had estimated alternative minimum tax carryforwards of approximately $13.6 million which are indefinitely available to reduce future United States income taxes payable of which $644,000 represents alternative minimum tax carryforwards generated by the Cheyenne refining operations prior to its 1991 acquisition by the Company which may be subject to certain limitations. The Company also had $8.7 million tax depletion carryforwards which are indefinitely available to reduce future federal taxable income. The Company had no remaining net operating loss (“NOL”) carryforwards or no alternative minimum tax net operating loss (“AMT NOL”) carryforwards for United States tax reporting .

      The Company has no remaining state net operating losses to reduce future state taxable income. State deferred tax liabilities were $3.4 million and $3.2 million at December 31, 2001 and 2000, respectively, reflecting the estimated state tax effect of temporary differences, primarily for differences in depreciation for property, plant and equipment.

      Prior to the sale of its Canadian oil and gas operations in June 1997, the Company conducted business in Canada. As a result of an audit in 1999 of its Canadian tax returns for the years 1995, 1996 and 1997 conducted by the Canadian Customs and Revenue Agency (“CCRA”, formerly Revenue Canada), the Company was reassessed for approximately C$27 million of additional taxes. In 2000, approximately C$2 million of the original assessment was settled by payment by the Company of C$1.1 million and the application of tax pools. During 2001, the Company was successful in resolving the remainder of the assessment. In June 2001, passage of certain legislation in Canada vacated more than C$20 million of the assessment. During the fourth quarter of 2001, the Company prevailed on the issue that related to approximately C$5 million of the assessment, the deductibility of interest and certain related financing costs taken in 1995. In early January 2002, the Company paid the CCRA approximately C$130,000, completing the settlement of the 1999 reassessment. At December 31, 2001, the Company had outstanding a C$2.6 million letter of credit to the CCRA as collateral for the assessment, which was released at the time of settlement.

6.     Common Stock

Earnings per Share

      The following is a reconciliation of the numerators and denominators used in the calculation of basic and diluted earnings per share (“EPS”) for income (loss) from continuing operations for the years ended December 31, 2001, 2000 and 1999.

(in thousands except per share amounts)
                                   2001                                 2000                                 1999
                     ---------------------------------   ---------------------------------   ----------------------------------
                                                 Per                                 Per                                 Per
                        Income      Shares      Share      Income      Shares       Share      Income       Shares       Share
                     (Numerator) (Denominator)  Amount   (Numerator) (Denominator)  Amount   (Numerator) (Denominator)  Amount
                     ----------- ------------- -------   ----------- ------------- -------   ----------- ------------- --------
Basic EPS:
Net income (loss)    $ 107,653       26,113    $  4.12   $  37,206      27,374     $  1.36   $ (17,061)    27,373      $  (.62)
Dilutive securities:
 Stock options and
  restricted stock           -          772                      -         415                   -          -
                     ----------- ------------- -------   ----------- ------------- -------   ----------- ------------- --------
Dilutive EPS:
Net income (loss)    $ 107,653       26,885    $  4.00   $  37,206      27,789     $  1.34   $ (17,061)    27,373      $  (.62)
                     ----------- ------------- -------   ----------- ------------- -------   ----------- ------------- --------

      Certain of the Company’s stock options that could potentially dilute basic EPS in the future were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented.

Non-employee Directors Stock Grant Plan

      During 1995, the Company established a stock grant plan for non-employee directors. The purpose of the plan is to provide a part of non-employee directors’ compensation in Company stock. The plan will be beneficial to the Company and its stockholders by allowing non-employee directors to have a personal financial stake in the Company through an ownership interest in the Company’s common stock. The plan may grant an aggregate of 60,000 shares of the Company’s common stock held in treasury. The Company made grants to directors under this plan of 3,000 shares, 2,000 shares and 2,500 shares in 2001, 2000 and 1999, respectively. There were 45,000 shares available for grant as of December 31, 2001.

Stock Option Plans

      The Company has stock option plans which authorize the granting of restricted stock and options to purchase shares. The plans through December 31, 2001 have reserved for issuance a total of 7,129,355 shares of common stock of which 4,204,425 shares were granted and exercised, 2,159,700 shares were granted and were outstanding and 765,230 shares were available to be granted. Options under the plans are granted at not less than fair market value on the date of grant. No entries are made in the accounts until the options are exercised, at which time the proceeds are credited to common stock and paid-in capital. Generally, the options vest ratably throughout their one- to five-year terms.

      A summary of the status of the Company’s plans as of December 31, 2001, 2000 and 1999, and changes during the years ended on those dates is presented below:

                                                  2001                          2000                           1999
                                     ----------------------------  ----------------------------  -----------------------------
                                       Number    Weighted-Average    Number    Weighted-Average    Number    Weighted-Average
                                     of Options   Exercise Price   of Options   Exercise Price   of Options   Exercise Price
                                     ----------  ----------------  ----------  ----------------  ----------  -----------------
Outstanding at beginning of year      2,451,220      $  5.88        2,115,884     $   4.68        1,318,250      $  3.95
Granted                                 623,500         8.88        1,218,000         7.13          935,000         5.68
Exercised                              (869,570)        4.68         (647,674)        4.24         (131,746)        4.39
Expired                                 (45,450)        6.41         (234,990)        6.10           (5,620)        5.35
                                     ----------  ----------------  ----------  ----------------  ----------  -----------------
Outstanding at end of year            2,159,700         7.22        2,451,220         5.88        2,115,884         4.68
                                     ----------  ----------------  ----------  ----------------  ----------  -----------------
Exercisable at end of year            1,022,826         6.72        1,326,570         5.17        1,332,324         4.22
                                     ----------  ----------------  ----------  ----------------  ----------  -----------------
Available for grant at end of year      765,230                     1,343,280                     1,156,290
                                     ----------                    ----------                    ----------
Weighted-average fair value of
   options granted during the year                      4.39                          3.58                          2.27
                                                 ----------------              ----------------              -----------------

      The following table summarizes information about stock options outstanding at December 31, 2001:

                                            Options Outstanding                  Options Exercisable
                                 -----------------------------------------     -------------------------
                                                 Weighted-
                                                  Average        Weighted-                     Weighted-
                                   Number        Remaining        Average                       Average
                                 Outstanding    Contractual      Exercise      Exercisable     Exercise
Range of Exercise Prices         At 12/31/01    Life (Years)       Price       at 12/31/01       Price
------------------------         -----------    ------------    ----------     -----------     ---------
$ 3.38 to $ 5.63                    538,100          2.23       $    5.52         405,850      $   5.49
$ 6.00 to $ 7.81                    914,350          3.14            6.97         433,350          6.99
$ 8.50 to $ 8.75                    677,250          4.06            8.59         176,126          8.57
$12.10 to $19.07                     30,000          4.50           14.42           7,500         14.42

      Had compensation costs been determined based on the fair value at the grant dates for awards made in 2001, 2000, 1999 and prior years for the vested portions of the awards in each of the years 2001, 2000 and 1999, the Company’s net income (loss) and EPS would have been the pro forma amounts indicated below for the years ended December 31, 2001, 2000 and 1999:

(in thousands except per share amounts)
                                                  2001            2000          1999
                                               -----------    -----------    ----------
          Net income (loss):
              As reported                      $   107,653    $    37,206    $  (17,061)
              Pro forma                            105,983         35,050       (18,228)
          Basic EPS:
              As reported                      $      4.12    $      1.36    $     (.62)
              Pro forma                               4.06           1.28          (.66)
          Diluted EPS:
              As reported                      $      4.00    $      1.34    $     (.62)
              Pro forma                               3.94           1.26          (.66)

      The fair value of grants was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used: risk-free interest rates of 4.80%, 6.58% and 5.21%, expected volatilities of 50.20%, 47.40% and 46.64%, expected lives of 5.00 years, 3.50 years, and 3.50 years and 0.5% dividend yield in 2001 and no dividend yield in 2000 or 1999.

Restricted Stock Plan

      On March 13, 2001 the Company established the Frontier Oil Corporation Restricted Stock Plan (the “Plan”) covering 1,000,000 shares of common stock held as treasury stock by the Company. The Plan’s purpose is to permit grants of shares, subject to restrictions, to key employees of the Company and is intended to promote the interests of the Company by encouraging key employees of the Company to increase their equity interest in the Company. The Plan is also intended to enhance the ability of the Company to attract and retain the services of key employees who are important to the growth and profitability of the Company. It is designed that the Plan work in conjunction with the Company’s annual bonus program whereby all or a portion of a bonus awarded shall be paid in the form of restricted stock granted under the Plan. Shares awarded under the Plan entitle the shareholder to all rights of common stock ownership except that the shares may not be sold, transferred or pledged during the restriction period except as provided for in the Plan and any dividends are held by the Company and paid to the employee when the stock vests.

      As of December 31, 2001, 251,910 restricted shares of common stock are issued, of which 25% vest in March 2002, 25% vest in March 2003 and 50% vest in March 2004. The shares were recorded at the market value on the date of issuance (March 13, 2001) as deferred employee compensation (equity account) and will be amortized to compensation expense over the respective vesting periods of the stock. Compensation expense associated with this plan for the year ended December 31, 2001 was $380,000.

7.     Employee Benefit Plans

Contribution Plans

      The Company sponsors defined contribution plans for its employees. All employees may participate by contributing a portion of their annual earnings to the plans. The Company makes basic and/or matching contributions on behalf of participating employees. The cost of the plans for the three years ended December 31, 2001, 2000 and 1999 was $4.6 million, $4.8 million and $2.0 million, respectively.

Defined Benefit Plans

      The Company established a defined cash balance pension plan, effective January 1, 2000, for eligible El Dorado employees to supplement retirement benefits those employees lost upon the sale of the El Dorado Refinery to Frontier as a part of the purchase agreement with Equilon. No other current or future employees will be eligible to participate in the plan. This plan had assets of $925,000 at December 31, 2001.

      Also, as a part of the purchase agreement with Equilon, the Company provides postretirement healthcare and other benefits to certain employees of the El Dorado Refinery. Eligible employees are employees hired on or before January 1, 1991 by the refinery and who satisfy certain age and service requirements. These plans have no assets as of December 31, 2001 and 2000.

      The following tables set forth the benefit obligation, the funded status of the pension plan and postretirement healthcare and other benefit plans, amounts recognized in the Company’s financial statements, and the principal weighted-average assumptions used:

(in thousands)

                                                                                               Postretirement
                                                                                               Healthcare and
                                                                      Pension Benefits         Other Benefits
                                                                     -------------------     -------------------
                                                                       2001       2000         2001       2000
                                                                     --------   --------     --------   --------
Change in benefit obligation
Benefit obligation at beginning of year                              $  8,409   $  7,512     $ 12,015   $  9,775
Service cost                                                                -          -          599        537
Interest cost                                                             563        401          901        752
Plan participant contributions                                              -          -            1          -
Actuarial (gains) losses                                                  (95)       496        1,566        975
Benefits paid                                                             (61)         -           (7)       (24)
                                                                     --------   --------     --------   --------
Benefit obligation at end of year                                       8,816      8,409       15,075     12,015
                                                                     --------   --------     --------   --------
Change in plan assets
Fair value of plan assets at beginning of year                              -          -            -          -
Actual return on plan assets                                               13          -            -          -
Employer contribution                                                     973          -            6         24
Plan participant contributions                                              -          -            1          -
Benefits paid                                                             (61)         -           (7)       (24)
                                                                     --------   --------     --------   --------
Fair value of plan assets at end of year                                  925          -            -          -
                                                                     --------   --------     --------   --------
Funded status                                                          (7,891)    (8,409)     (15,075)   (12,015)
Unrecognized net actuarial loss (gain)                                    413        496        2,530        975
Unrecognized prior service cost                                             -          -            -          -
                                                                     --------   --------     --------   --------
Net amount recognized                                                  (7,478)    (7,913)     (12,545)   (11,040)
                                                                     --------   --------     --------   --------
Amounts recognized in the balance sheets consist of:
   Prepaid benefit cost                                                     -          -            -          -
   Accrued benefit liability                                           (7,891)    (7,913)     (12,545)   (11,040)
   Intangible asset                                                         -          -            -          -
   Accumulated other comprehensive loss                                   413          -            -          -
                                                                     --------   --------     --------   --------
Net amount recognized                                                $ (7,478)  $ (7,913)    $(12,545)  $(11,040)
                                                                     --------   --------     --------   --------
Weighted-average assumptions as of December 31
Discount rate                                                           6.82%      7.26%        6.82%      7.26%
Expected return on plan assets                                          8.00%      8.00%        8.00%      8.00%

Components of net periodic benefit cost are as follows:

(in thousands)

                                                                                               Postretirement
                                                                                               Healthcare and
                                                                      Pension Benefits         Other Benefits
                                                                     -------------------     -------------------
                                                                       2001       2000         2001       2000
                                                                     --------   --------     --------   --------
Components of net periodic benefit cost:
Service cost                                                         $      -   $      -     $    599   $    537
Interest cost                                                             563        401          901        752
Expected return on plan assets                                            (25)         -            -          -
Amortization of prior service cost                                          -          -            -          -
Recognized net actuarial loss                                               -          -           11          -
                                                                     --------   --------     --------   --------
Net periodic benefit cost                                            $    538   $    401     $  1,511   $  1,289
                                                                     --------   --------     --------   --------
Healthcare cost trend rate:
                                                                                               15.00%      9.00%
                                                                                           ratable to ratable to
                                                                                            5.0% from  5.0% from
                                                                                                 2007       2009

Sensitivity Analysis:
Effect of 1% (-1%) change in healthcare cost-trend rate:
   Year-end benefit obligation                                                               $  3,322   $  2,688
                                                                                               (2,585)    (2,088)
   Total of service and interest cost                                                             338        293
                                                                                                 (263)      (228)

8.     Commitments and Contingencies

Lease and Other Commitments

      In connection with the acquisition of the El Dorado Refinery, the Company entered into an operating sublease agreement with Equilon for the use of the cogeneration facility at the El Dorado Refinery. The noncancellable operating sublease expires in 2016 with the Company having the option to renew the sublease for an additional eight years. At the end of the renewal sublease term the Company has the option to purchase the cogeneration facility for the greater of fair value or $22.3 million. The Company also has building, equipment, aircraft and vehicle operating leases that expire from 2002 through 2008. Operating lease rental expense was approximately $11.9 million, $11.1 million and $2.7 million for the three years ended December 31, 2001, 2000 and 1999, respectively. The approximate future minimum lease payments as of December 31, 2001 are $11.0 million for 2002, $10.3 million for 2003, $9.8 million for 2004, $9.2 million for 2005, $8.5 million for 2006 and $63.5 million thereafter.

      The Company contracted for pipeline capacity of approximately 13,800 bpd on the Express Pipeline from Hardisty, Alberta to Guernsey, Wyoming in 1997 for a period of 15 years. The agreement has allowed the Company to assign a portion of its capacity in early years for additional capacity in later years. The Company’s commitment for pipeline capacity, based on the current tariff, is approximately $6.9 million for 2002, $7.9 million for 2003, $8.7 million for 2004, $9.6 million for 2005, $6.9 million for 2006, $6.0 million for each of the years 2007 though 2011, and $1.5 million for 2012. The Company owns a 25,000 bpd interest in a crude oil pipeline from Guernsey, Wyoming to the Cheyenne Refinery. The Company’s share of operating costs for the crude oil pipeline are recorded as refining operating costs. The Company has commitments to purchase crude oil from various suppliers on a one month to one year basis at daily market posted prices to meet its refineries’ throughput requirements.

Concentration of Credit Risk

      The Company has concentrations of credit risk with respect to sales within the same or related industry and within limited geographic areas. The Company sells its Cheyenne products exclusively at wholesale, principally to independent retailers and major oil companies located primarily in the Denver, western Nebraska and eastern Wyoming regions. The Company sells a majority of its El Dorado gasoline, diesel and jet fuel to Equiva under a 15-year offtake agreement. These products are sold to Equiva at market prices. Beginning in 2000, the Company retained and marketed a portion of the El Dorado Refinery’s gasoline and diesel production. This portion will increase 5,000 barrels per day each year for ten years. The amount of gasoline and diesel production retained by the Company began at 5,000 barrels per day in 2000, and will rise to 50,000 barrels in 2009 and remain at that level through the term of the agreement. Equiva will purchase all jet fuel production from the El Dorado Refinery through 2004. The Company retains and markets all of the chemicals and heavy oils production from the El Dorado Refinery.

      The Company extends credit to its customers based on ongoing credit evaluations. An allowance for doubtful accounts is provided based on the current evaluation of each customer’s credit risk, past experience and other factors. During 2000, doubtful accounts for two customers totaling $533,000 were written off. The Company made sales to Equiva during 2001 and 2000 of approximately $1.1 billion and $1.2 billion, respectively, which accounted for 59% of consolidated sales revenues in both years.

Environmental

      The Company accounts for environmental costs as indicated in Note 2. The Company’s refining and marketing operations are subject to a variety of federal, state and local health and environmental laws and regulations governing product specifications, the discharge of pollutants into the air and water, and the generation, treatment, storage, transportation and disposal of solid and hazardous waste and materials. The Company believes that each of our Refineries is in substantial compliance with existing environmental laws, regulations and permits. Rules and regulations implementing federal, state and local laws relating to health and the environment will continue to affect the Company’s operations, and the Company cannot predict what additional environmental legislation or regulations will be enacted or become effective in the future or how existing or future laws or regulations will be administered or interpreted with respect to products or activities to which they have not been applied previously. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of regulatory agencies, could have a materially adverse effect on the Company’s financial position and results of operations as well as the refining industry in general, and may result in substantial expenditures for the installation and operation of pollution control or other environmental systems and equipment.

      On December 21, 1999, the EPA promulgated national regulations limiting the amount of sulfur that is to be allowed in gasoline. The EPA believes such limits are necessary to protect new automobile emission control systems that may be inhibited by sulfur in the fuel. The new regulations require the phase-in of gasoline sulfur standards beginning in 2004 and continuing through 2008 with special provisions for refiners serving those Western states exhibiting lesser air quality problems and for small business refiners, such as Frontier. Since Frontier qualifies as a small business refiner by having 1,500 or fewer employees and a capacity of less than 155,000 barrels per day during the specified pre-2001 baseline years, the Cheyenne and El Dorado Refineries may comply with an interim gasoline sulfur standard in 2004 that is based on historic gasoline sulfur levels rather than having to meet the much stricter standard that will be applied to the general industry. Frontier will then have between four and seven additional years, depending on the deadline the Company chooses to comply with the new diesel fuel sulfur limit, to reduce the Company’s gasoline sulfur content to the national standard (see discussion below). The total capital expenditures estimated, as of December 31, 2001, to achieve the final gasoline sulfur standard are approximately $23 million at the Cheyenne Refinery and approximately $26 million at the El Dorado Refinery. Approximately $18 million of the Cheyenne Refinery expenditures are currently expected to be incurred beginning in 2001 through 2003 with the remaining $5 million in 2009 and 2010. The expenditures for the El Dorado Refinery are expected to be incurred beginning in 2008 and completed in 2010.

      The EPA recently promulgated regulations that will limit the sulfur content of highway diesel fuel beginning in 2006 to 15 parts per million. The current standard is 500 parts per million. As a small business refiner, Frontier may choose to comply with the 2006 program and extend the Company’s interim gasoline standard by three years (until 2011) or delay the diesel standard by four years (until 2010) and keep the Company’s original gasoline sulfur program timing. Although still under deliberation, it is now likely that Frontier will choose to comply with the 15 parts per million highway diesel sulfur standard by June 2006 and extend the Company’s small refiner interim gasoline sulfur standards at each of the Company’s facilities until 2011. To satisfy a regulatory requirement necessary for the preservation of this compliance option, which is not the same compliance option that the Company anticipated last year, the Company recently submitted an application for a highway diesel volumetric baseline to the EPA. As of December 31, 2001, capital costs for diesel desulfurization are estimated to be approximately $6 million for Cheyenne and $35 million for El Dorado. These compliance costs assume no change in the current “off road” or high sulfur diesel specifications which are 5,000 parts per million.

      Cheyenne Refinery.  The Company is party to an agreement with the state of Wyoming requiring the investigation and possible eventual remediation of certain areas of the Cheyenne Refinery’s property which may have been impacted by past operational activities. Prior to this agreement, the Company addressed tasks required under a consent decree entered by the Wyoming State District Court on November 28, 1984 and involving the state of Wyoming, the Wyoming Department of Environmental Quality (WDEQ) and the predecessor owners of the Cheyenne Refinery. This action primarily addressed the threat of groundwater and surface water contamination at the Cheyenne Refinery. As a result of these investigative efforts, substantial capital expenditures and remediation of conditions found to exist have already taken place or are in progress. Additionally, the EPA issued an administrative consent order with respect to the Cheyenne Refinery on September 24, 1990 pursuant to the Resource Conservation and Recovery Act (“RCRA”). Among other things, this order required a technical investigation of the Cheyenne Refinery to determine if certain areas have been adversely impacted by past operational activities. Based upon the results of the investigation, additional remedial action could be required by a subsequent administrative order or permit.

      On March 21, 1995, the Company entered into an administrative consent order with the WDEQ that generally parallels the federal order and replaces the 1984 Wyoming consent decree. Accordingly, the earlier consent decree was dismissed in an order entered March 21, 1995. The new consent decree eliminates some of the earlier consent decree’s requirements, unifies state and federal regulatory expectations regarding site investigation and remediation and, consequently, helps to streamline certain of the Company’s current environmental obligations. The EPA withdrew the September 24, 1990 federal order on March 19, 1997 in recognition of Wyoming’s assumption of RCRA corrective action authority. In 1999, a scope of work for the site investigation was agreed upon with the WDEQ and work was initiated to determine the existence and extent of any historic soils contamination. At the same time, an understanding was reached with the WDEQ that any non-safety related on-site remedial activities identified could be scheduled subsequent to eventual facility closure. The ultimate cost of any environmental remediation projects that may be identified by the site investigation required by the new consent order cannot be reasonably estimated at this time.

      On October 10, 2001, the First Judicial District Court of the state of Wyoming terminated a consent decree previously entered into by Frontier Refining Inc. (Cheyenne Refinery) and the WDEQ in recognition of the completion by Frontier of the requirements of the decree. Completion of the terms of the decree, which combined resolution of two separate notices of violation alleging non-compliance with certain administrative requirements related to the facility’s air emission permit, included, in part, payment by the Company of a penalty in the amount of $105,000 and completion of certain supplemental environmental projects.

      El Dorado Refinery.  The El Dorado Refinery is subject to a 1988 consent order with the Kansas Department of Health and the Environment (KDHE). This order, including various subsequent modifications, requires the Refinery to continue the implementation of a groundwater management program with oversight provided by the KDHE Bureau of Environmental Remediation. More specifically, the Refinery must continue to operate the hydrocarbon recovery well systems and containment barriers at the site and conduct sampling from monitoring wells and surface water stations. Quarterly and annual reports must also be submitted to the KDHE. The order requires that remediation activities continue until KDHE-established groundwater criteria or other criteria agreed to by the KDHE and the Refinery are met. Subject to the terms of the purchase and sale agreement, Equilon will be responsible for the costs of continued compliance with this order.

      The most recent National Pollutant Discharge Elimination System (NPDES) permit issued to the El Dorado Refinery requires, in part, the preparation and submittal of an engineering report identifying certain refinery wastewater treatment plant upgrades necessary to allow routine compliance with applicable discharge permit limits. In accordance with the provisions of the purchase and sale agreement, Equilon will be responsible for the first $2 million of any required wastewater treatment system upgrades. If required system upgrade costs exceed this amount, Equilon and Frontier will share, based on a sliding scale percentage, up to another $3 million in upgrade costs. In addition, subject to the terms of the purchase and sale agreement, Equilon will be responsible for up to $5 million in costs, in addition to Equilon’s obligation for the wastewater treatment system upgrade, relating to safety, health and environmental conditions after closing arising from Equilon’s operation of the El Dorado Refinery that are not covered under a ten-year insurance policy. This insurance policy has $25 million coverage through November 17, 2009 for environmental liabilities, with a $500,000 deductible, and will reimburse the Company for losses related to all known and some unknown conditions existing prior to the Company’s acquisition of the El Dorado Refinery. The first phase of wastewater treatment system upgrades was completed in 2001 at a cost of $2.6 million with payment apportioned as described above and the Company’s $159,000 share capitalized to property, plant and equipment.

      On August 18, 2000, the Company entered into a Consent Agreement and Final Order of the Secretary with the Kansas Department of Health and Environment that required the initiation of a wastewater toxicity testing program to commence upon the completion of the wastewater treatment upgrades described above. The Company further agreed to undertake a program designed to identify and remedy any wastewater toxicity non-compliance issues remaining after the first phase of wastewater treatment system upgrades were completed. Wastewater toxicity testing subsequent to the commissioning of the upgrades did not confirm satisfactory, routine compliance with permit limits. As a result, the Company has submitted a proposed Toxicity Identification and Elimination plan to the Kansas Department of Health and the Environment that Frontier believes will facilitate resolution of the remaining wastewater quality concerns.

Litigation

      The Company is involved in various lawsuits which are incidental to its business. In management’s opinion, the adverse determination of such lawsuits would not have a material adverse effect on the Company’s liquidity, financial position or results of operations.

Collective Bargaining Agreement Expiration

      The Company’s refining units hourly employees are represented by seven bargaining units, the largest being the Paper, Allied-Industrial, Chemical and Energy Workers International Union (“PACE”). Six AFL-CIO affiliated unions represent the Cheyenne craft workers. At the Cheyenne Refinery, the current contract with PACE expires in July 2002, while the current contract with the AFL-CIO affiliated unions expires in June 2005. Negotiations at Cheyenne will commence during the second quarter of 2002 to reach a new agreement with PACE. At the El Dorado Refinery, the prior contract with PACE expired in January 2002. On February 6, 2002, PACE ratified a new contract with the Company which expires January 2006. The union employees represent approximately 61% of the Company’s work force at December 31, 2001.

9.     Fair Value of Financial Instruments

      The fair value of the Company’s Senior Notes was estimated based on quotations obtained from broker-dealers who make markets in these and similar securities. The bank revolving credit facility is based on floating interest rates and, as such, the carrying amount at December 31, 2000 was an approximate estimate of its fair value. At December 31, 2001 and 2000, the carrying amounts of long-term debt instruments were $208.9 million and $239.6 million, respectively, and the estimated fair values were $222.3 million and $233.0 million.

10.    Price Risk Management Activities

      The Company, at times, enters into commodity derivative contracts for the purposes of managing price risk on foreign crude purchases, crude and other inventories, and natural gas purchases and to fix margins on certain future production.

Trading Activities

During 2001 and 2000, the Company had the following derivative activities which, while economic hedges, did not qualify for hedge accounting treatment and whose gains or losses are reflected in other revenues:

        • Swap contracts to fix margins on sales of gasoline and diesel. During 2001, the Company recorded net gains on these positions totaling $2.5 million ($394,000 realized gain plus the reversal of the $2.1 million unrealized loss recorded in 2000). During 2000, the impact of these positions was $0 ($2.1 million realized gain and an unrealized loss of $2.1 million recorded at December 31, 2000 on open positions).

        • Derivative contracts on unleaded gasoline to hedge butylene inventory builds at the El Dorado Refinery which were drawn down in April and May 2001. During 2001, the Company recorded a net loss of $1.3 million on these positions ($769,000 realized loss plus the reversal of the unrealized gain recorded in 2000.) During 2000, the Company recorded net gains of $564,000, consisting of an unrealized gain recorded at December 31, 2000 on open positions.

        • Derivative contracts on barrels of crude oil to hedge excess inventory against price declines. During 2001, the Company recorded net losses of $1.5 million on these positions ($763,000 net realized losses plus the reversal of the unrealized gain recorded in 2000). During 2000 the Company recorded net gains of $115,000 on these positions ($622,000 realized losses plus an unrealized gain of $737,000 recorded on open positions at December 31, 2000).

        • Derivative contracts on barrels of crude oil to protect against price declines on foreign crude oil purchases. During 2001, the Company recorded a net loss of $2.2 million on these positions ($1.8 million realized gain less the unrealized gain recorded in 2000.) During 2000, the Company recorded net gains of $4.0 million, consisting of an unrealized gain recorded at December 31, 2000 on open positions.

        • Derivative contracts on natural gas to hedge natural gas costs. During 2001 the Company realized a $472,000 gain on positions to hedge natural gas.

        • Derivative contracts on barrels of unleaded gasoline and barrels of heating oil to hedge gas oil inventory builds at the Cheyenne Refinery. During 2001 the Company realized a $144,000 loss on these positions.

     As of December 31, 2001, the Company had no open derivative contracts not accounted for as hedges.

Hedging Activities

      During 2001 and 2000, the Company had the following derivatives which were accounted for as hedges:

        • Crude Purchases.  At December 31, 2001 the Company had open derivative contracts on 422,000 barrels of crude oil to hedge against price declines on foreign crude oil purchases and which are accounted for as fair value hedges under Statement No. 133. The unrealized ineffective portion of this hedge recorded in other revenues during 2001 was a $30,000 gain. These contracts had a fair market value of approximately $8.4 million at December 31, 2001 and will be closed out during January 2002. During 2001, the Company realized gains of $7.1 million on crude fair value hedges of which $229,000 was the ineffective portions recorded in other revenues and $6.8 million were recorded as a reduction of crude oil costs. During 2000, the Company recognized losses of $6.0 million on crude oil hedging derivative contracts.

        • Natural Gas Collars.  During September 2000, the Company purchased two costless collars for the purpose of hedging against natural gas price increases for the November 2000 through March 2001 period. The first collar covered an aggregate of 38MMBTU with ceiling and floor prices of $6.50 and $4.29, respectively. The second collar covered an aggregate of 9MMBTU with ceiling and floor prices of $6.50 and $4.00, respectively. Through December 31, 2000 no gains or losses had been recorded related to the collars. At December 31, 2000 these collars had a fair value of $4.1 million. In the first quarter of 2001, these positions were closed and the Company realized a $2.4 million gain. Beginning January 1, 2001, the Company began accounting for these contracts as cash flow hedges under the provisions of Statement No. 133.

        • Natural Gas Purchases.   During 2000, the Company recognized natural gas hedging gains of $195,000 during January through March.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Frontier Oil Corporation:

      We have audited the accompanying consolidated balance sheets of Frontier Oil Corporation (a Wyoming corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frontier Oil Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP
Houston, Texas February 8, 2002

Report of Management

      The information contained in this Annual Report, as well as all the financial and operational data we present concerning Frontier Oil Corporation, is prepared by management. Our financial statements are fairly presented in all material respects in conformity with generally accepted accounting principles.

      It has always been our intent to apply proper and prudent accounting guidelines in the presentation of our financial statements; and, we are committed to full and accurate representation of our condition through complete and clear disclosures. We stand behind this pledge as a matter of honor and integrity.

James R. Gibbs
Chairman of the Board, President and
Chief Executive Officer

Julie H. Edwards
Executive Vice President - Finance and Administration,
Chief Financial Officer

Nancy J. Zupan
Vice President - Controller