Form 10-K/A, Exhibit 13
period 2003-12-31
FRONTIER OIL CORP /NEW/
filed 2004-10-14
CIK 110430

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
                                                                     =============    =============     ===========

               The accompanying notes are an integral part of these consolidated financial statements.

                                       CONSOLIDATED BALANCE SHEETS
                                     (in thousands except share data)

December 31,                                                                   2003             2002
                                                                           ------------     ------------
ASSETS
Current assets:
     Cash and cash equivalents (Note 2)                                    $     64,520     $    112,364
     Trade receivables, net of allowance of $500 in both years                   86,519           81,154
     Note receivable, net of allowance of $800 in 2002                                -            1,449
     Other receivables                                                            1,834              987
     Inventory of crude oil, products and other                                 123,999          105,160
     Deferred tax assets                                                          5,967            5,346
     Other current assets                                                         1,974            2,510
                                                                           ------------     ------------
         Total current assets                                                   284,813          308,970
                                                                           ------------     ------------
Property, plant and equipment, at cost:
     Refineries, terminal equipment and pipelines                               489,502          447,948
     Furniture, fixtures and other equipment                                      6,142            5,119
                                                                           ------------     ------------
                                                                                495,644          453,067
     Less - accumulated depreciation                                            173,196          144,127
                                                                           ------------     ------------
                                                                                322,448          308,940
Deferred financing costs, net                                                     4,009            5,460
Commutation account (Note 8)                                                     19,550                -
Prepaid insurance (Notes 2 and 8)                                                 6,593                -
Other assets                                                                      4,884            5,507
                                                                           ------------     ------------
Total assets                                                               $    642,297     $    628,877
                                                                           ============     ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Accounts payable                                                      $    177,235     $    174,917
     Revolving credit facility                                                   45,750                -
     Accrued turnaround cost                                                     10,412           12,849
     Accrued liabilities and other                                               10,282            9,095
     Accrued interest                                                             2,513            3,856
                                                                           ------------     ------------
         Total current liabilities                                              246,192          200,717
                                                                           ------------     ------------

Long-term debt                                                                  168,689          207,966
Long-term accrued turnaround cost                                                16,229           14,013
Post-retirement employee liabilities                                             20,725           18,784
Deferred credits and other                                                        4,255            3,963
Deferred income taxes                                                            16,930           15,176

Commitments and contingencies (Note 8)

Shareholders' equity:
     Preferred stock, $100 par value, 500,000 shares authorized,
         no shares issued                                                             -                -
     Common stock, no par, 50,000,000 shares authorized,
         30,643,549 and 30,290,324 shares
         issued in 2003 and 2002, respectively                                   57,504           57,469
     Paid-in capital                                                            106,443          102,557
     Retained earnings                                                           47,614           49,621
     Accumulated other comprehensive loss                                          (924)            (598)
     Treasury stock, at cost, 4,264,673 and 4,151,210
         shares at December 31, 2003 and 2002, respectively                     (39,914)         (37,959)
     Deferred employee compensation                                              (1,446)          (2,832)
                                                                           ------------     ------------
         Total shareholders' equity                                             169,277          168,258
                                                                           ------------     ------------
Total liabilities and shareholders' equity                                 $    642,297     $    628,877
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
   Other comprehensive income:
     Cumulative effect of accounting
       change on fair value of
       derivative instruments,
       net of tax of $206                                                                   3,910
     Change in fair value of
       derivatives, net of tax of $160                                                     (1,626)
     Derivative value reclassed to
       income, net of tax of $46                                                           (2,284)
     Minimum pension liability,
       net of tax of $158                                                                    (255)
                                                                                         --------
   Other comprehensive income                                                                (255)                                                                  (255)             -         (255)
                                                                                         --------
Comprehensive income                                                                     $107,398
                                                                                         ========
Income tax benefits of stock options                     -            -        3,690                        -              -            -              -               -              -        3,690
Deferred employee compensation:
   Amortization/vested shares                            -            -            -                        -              -            -            380               -              -          380
Dividends declared                                       -            -            -                   (3,973)             -            -              -               -              -       (3,973)
                                             -------------  -----------    ---------                ----------    -----------   ----------   ------------    ------------   ------------  -----------
December 31, 2001                               30,059,574   $   57,446   $   98,046                   53,764     (4,240,937)     (38,163)        (1,634)           (255)    25,818,637      169,204
                                             -------------  -----------    ---------                ----------    -----------   ----------   ------------    ------------   ------------  -----------
Shares issued under:
   Stock option plan                               230,750           23        1,543                        -              -            -              -               -        230,750        1,566
   Directors stock plan                                  -            -            -                        -          3,000           13              -               -          3,000           13
   Restricted stock issuances, net                       -            -        1,544                        -        105,768          561         (2,105)              -        105,768            -
Shares repurchased under:
   Restricted stock plan                                 -            -            -                        -        (19,041)        (370)             -               -        (19,041)        (370)
Comprehensive income:
   Net income                                            -            -            -     $  1,028       1,028              -            -              -               -              -        1,028
   Other comprehensive income:
     Deferred net loss on derivative
       contracts, net of tax of $21                                                           (33)
     Derivative value reclassed to
       income, net of tax of $21                                                               33
     Minimum pension liability,
       net of tax of $214                                                                    (343)
                                                                                         --------
   Other comprehensive income                                                                (343)                                                                  (343)                       (343)
                                                                                         --------
Comprehensive income                                                                     $    685
                                                                                         ========
Income tax benefits of stock compensation                -            -        1,424                        -              -            -              -               -              -        1,424
Deferred employee compensation:
   Amortization/vested shares                            -            -            -                        -              -            -            907               -              -          907
Dividends declared                                       -            -            -                   (5,171)             -            -              -               -              -       (5,171)
                                             -------------  -----------    ---------                ----------    -----------   ----------   ------------    ------------   ------------  -----------
December 31, 2002                               30,290,324  $    57,469    $ 102,557                $  49,621     (4,151,210)   $ (37,959)   $    (2,832)    $      (598)    26,139,114    $ 168,258
                                             -------------  -----------    ---------                ----------    -----------   ----------   ------------    ------------   ------------  -----------
Shares issued under:
   Stock option plan                               353,225           35        2,286                        -              -            -              -               -        353,225        2,321
Shares repurchased under:
   Stock repurchase plans                                -            -            -                        -        (88,638)      (1,527)             -               -        (88,638)      (1,527)
   Restricted stock plan                                 -            -            -                        -        (24,825)        (428)             -               -        (24,825)        (428)
Comprehensive income:
   Net income                                            -            -            -     $  3,232       3,232              -            -              -               -              -        3,232
   Other comprehensive income:
     Minimum pension liability,
       net of tax of $201                                                                    (326)
                                                                                         --------
   Other comprehensive income                                                                (326)                                                                  (326)                       (326)
                                                                                         --------
Comprehensive income                                                                     $  2,906
                                                                                         ========
Income tax benefits of stock compensation                -            -        1,600                        -              -            -              -               -              -        1,600
Deferred employee compensation:
   Amortization/vested shares                            -            -            -                        -              -            -          1,386               -              -        1,386
Dividends declared                                       -            -            -                   (5,239)             -            -              -               -              -       (5,239)
                                             -------------  -----------    ---------                ----------    -----------   ----------   ------------    ------------   ------------  -----------
December 31, 2003                               30,643,549  $    57,504    $ 106,443                $  47,614     (4,264,673)   $ (39,914)   $    (1,446)    $      (924)    26,378,876   $  169,277
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
                                                            ===========     ===========    ===========

         Significant components of deferred tax assets and liabilities are shown below:

COMPONENTS OF DEFERRED TAXES
(in thousands)
                                                      December 31, 2003                   December 31, 2002
                                               --------------------------------    --------------------------------
                                                  State    Federal     Total          State    Federal     Total
                                               --------------------------------    --------------------------------

Current deferred tax assets:
  Gross current assets:
     Turnaround accruals                        $    522   $  3,644   $  4,166      $    643   $  4,498   $  5,141
     Pension retirement benefits                      71        498        569            84        585        669
     Restricted stock amortization                    57        396        453             -          -          -
     Bad debt reserve                                 25        175        200            65        455        520
     Unrealized hedge loss                            20        140        160             -          -          -
     Charitable contributions carryforward            12         82         94             -          -          -
     Capitalized SG&A                                  -          -          -            16        113        129
     State net operating losses                      880          -        880           287          -        287
                                               --------------------------------    --------------------------------
Total gross deferred tax assets                    1,587      4,935      6,522         1,095      5,651      6,746
                                               --------------------------------    --------------------------------
  Gross current liabilities:
     Installment sale gain                             -          -          -          (129)      (906)    (1,035)
     Unrecognized hedge gain                           -          -          -            (3)       (25)       (28)
     State deferred taxes                              -       (555)      (555)            -       (337)      (337)
                                               --------------------------------    --------------------------------
Total current net deferred tax assets           $  1,587   $  4,380   $  5,967      $    963   $  4,383   $  5,346
                                               ================================    ================================

Long-term deferred tax liabilities:
  Gross long-term assets:
     Turnaround accruals                        $    813   $  5,679   $  6,492      $    700   $  4,904   $  5,604
     Pension retirement benefits                     199      1,391      1,590           217      1,521      1,738
     Other post-retirement benefits                  840      5,862      6,702           724      5,054      5,778
     Deferred compensation                            99        692        791           126        878      1,004
     State deferred taxes                              -      1,850      1,850             -      1,566      1,566
     Federal net operating loss                        -      6,757      6,757             -      2,357      2,357
     Federal alternative minimum tax credits           -     13,434     13,434             -     13,434     13,434
                                               --------------------------------    --------------------------------
  Gross long-term assets                           1,951     35,665     37,616         1,767     29,714     31,481
    Less valuation allowance                        (600)      (955)    (1,555)         (600)      (955)    (1,555)
                                               --------------------------------    --------------------------------
Total long-term net deferred tax assets            1,351     34,710     36,061         1,167     28,759     29,926

  Gross long-term liabilities:
     Depreciation                                 (6,636)   (46,355)   (52,991)       (5,642)   (39,460)   (45,102)
                                               --------------------------------    --------------------------------
Total long-term net deferred tax liabilities    $ (5,285)  $(11,645)  $(16,930)     $ (4,475)  $(10,701)  $(15,176)
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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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